      As filed with the Securities and Exchange Commission on August 31, 2001
                                                     Registration No. 333-64584
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                              AMENDMENT NO.  ONE TO
                                    FORM S-4


             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                MB-MIDCITY, INC.
             (Exact name of registrant as specified in its charter)

                   MARYLAND                                      6121                                36-3132116
(State or other jurisdiction of incorporation        (Primary Standard Industrial       (I.R.S. Employer Identification No.)
               or organization)                      Classification Code Number)

                                                                                       MITCHELL FEIGER
                                                                            PRESIDENT AND CHIEF EXECUTIVE OFFICER
                       MB-MIDCITY, INC.                                                MB-MIDCITY, INC.
                    1200 NORTH ASHLAND AVE.                                        1200 NORTH ASHLAND AVE.
                    CHICAGO, ILLINOIS 60622                                        CHICAGO, ILLINOIS 60622
                        (773) 278-4040                                                  (773) 278-4040
          (Address, including ZIP code, and telephone                         (Name, address, including ZIP code,
           number, including area code, of registrant's                       and telephone number, including area
                 principal executive offices)                                      code, of agent for service)

                                                           COPIES TO:

BARRY P. TAFF, P.C.                                                        LELAND HUTCHINSON, ESQ.
CRAIG M. SCHEER, ESQ.                                                      TERRENCE R. BRADY, ESQ.
SILVER, FREEDMAN & TAFF, L.L.P.                                            WINSTON & STRAWN
1100 NEW YORK AVENUE, N.W.                                                 35 WEST WACKER DRIVE
WASHINGTON, D.C. 20005                                                     CHICAGO, ILLINOIS 60601

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as practicable after this Registration Statement becomes effective.

If the securities being registered on this Form are being offered in connection with formation of a holding company and there is compliance with General Instruction G, check the following box. / /

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.







================================================================================

[MB FINANCIAL LOGO]                                     [MIDCITY FINANCIAL LOGO]

TO THE STOCKHOLDERS OF MB FINANCIAL, INC. AND MIDCITY FINANCIAL CORPORATION:

                A MERGER PROPOSAL - YOUR VOTE IS VERY IMPORTANT

      MB Financial, Inc. and MidCity Financial Corporation have agreed to combine in a merger of equals. The transaction will be effected by the merger of both MB Financial and MidCity Financial into a newly formed company. This new company is currently named "MB-MidCity, Inc.," but will assume the name "MB Financial, Inc." after the merger. The merger is expected to create the third largest banking organization headquartered in Chicago, Illinois in terms of asset size, and we believe that the combination of our organizations' respective strengths will result in a company well-positioned to become one of the premier business banks in Chicago. In addition to Chicago, where its lead bank will be located, the new company will have a presence in Oklahoma and Texas through its subsidiary banks based in those states.

      HOLDERS OF MB FINANCIAL COMMON STOCK BEFORE THE MERGER WILL RECEIVE ONE SHARE OF COMMON STOCK OF THE NEW COMPANY FOR EACH SHARE HELD PRIOR TO THE MERGER. EACH SHARE OF MIDCITY FINANCIAL COMMON STOCK WILL BE EXCHANGED FOR
230.32955 SHARES OF COMMON STOCK OF THE NEW COMPANY, WITH CASH PAID IN LIEU OF FRACTIONAL SHARE INTERESTS. BASED ON THE CLOSING PRICES OF MB FINANCIAL COMMON STOCK ON APRIL 19, 2001 AND __________, 2001 OF $16.50 AND
$_______, THE PER SHARE VALUE AS OF EACH OF THOSE DATES OF THE
CONSIDERATION TO BE RECEIVED BY MB FINANCIAL STOCKHOLDERS FOR EACH MB FINANCIAL SHARE HELD WAS $16.50 AND $ , AND THE PER SHARE VALUE AS OF EACH OF THOSE DATES OF THE CONSIDERATION TO BE RECEIVED BY MIDCITY FINANCIAL STOCKHOLDERS FOR EACH MIDCITY FINANCIAL SHARE HELD WAS $3,800.44 AND $_______. THE MERGER CONSIDERATION IS FIXED AND WILL NOT BE ADJUSTED PRIOR TO THE MERGER REGARDLESS OF STOCK PRICE CHANGES. WE EXPECT THE MERGER TO BE TAX-FREE TO BOTH MB FINANCIAL AND MIDCITY FINANCIAL STOCKHOLDERS, EXCEPT FOR TAXES DUE ON CASH RECEIVED BY MIDCITY FINANCIAL STOCKHOLDERS IN LIEU OF FRACTIONAL SHARES OF THE COMMON STOCK OF THE NEW COMPANY.


Sincerely,

Mitchell Feiger
President and Chief Executive Officer
MB Financial, Inc.

      MB Financial common stock is listed on The Nasdaq Stock Market National Market system under the symbol "MBFI." The common stock of the new company will be listed on The Nasdaq Stock Market National Market system and is expected to assume the symbol MBFI after the merger. While MidCity Financial common stock is traded in the "pink sheets" under the symbol "MCYF," it has historically traded on a limited basis and generally in privately negotiated transactions.

      MB Financial's stockholders will own approximately 40%, and MidCity Financial's stockholders will own approximately 60%, of the new company's outstanding shares immediately after the merger. The new company plans to maintain an annual dividend payout ratio of at least 25% of net income, excluding extraordinary or non-recurring gains, with an initial quarterly dividend of $0.15 per share.


      Each of us will hold a special meeting of stockholders on _____________, 2001 to consider and vote upon adoption of the merger agreement. Further information about the merger and the special meetings is contained in the accompanying joint proxy statement- prospectus. YOU ARE URGED TO READ THE JOINT PROXY STATEMENT-PROSPECTUS IN ITS ENTIRETY, ESPECIALLY THE SECTION DESCRIBING RISK FACTORS THAT BEGINS ON PAGE ___.



      Your vote is very important, regardless of the number of shares you own. WHETHER OR NOT YOU PLAN TO ATTEND YOUR COMPANY'S SPECIAL MEETING, PLEASE VOTE AS SOON AS POSSIBLE TO MAKE SURE THAT YOUR SHARES ARE REPRESENTED AT THAT MEETING. IF YOU DO NOT VOTE, IT WILL HAVE THE SAME EFFECT AS VOTING AGAINST ADOPTION OF THE MERGER AGREEMENT.

      We strongly support this combination of our companies and join with our boards of directors in recommending that you vote "FOR" adoption of the merger agreement.



E.M. Bakwin
Chairman and Chief  Executive Officer
MidCity Financial Corporation



      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED OF THE SECURITIES TO BE ISSUED IN CONNECTION WITH THE MERGER OR DETERMINED IF THIS DOCUMENT IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE SECURITIES TO BE ISSUED IN CONNECTION WITH THE MERGER ARE NOT SAVINGS OR DEPOSIT ACCOUNTS OR OTHER OBLIGATIONS OF ANY BANK OR NONBANK SUBSIDIARY OF ANY OF THE PARTIES, AND THEY ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE BANK INSURANCE FUND, THE SAVINGS ASSOCIATION INSURANCE FUND OR ANY OTHER GOVERNMENTAL AGENCY.

      This joint proxy statement-prospectus is dated as of______, 2001 and is first being mailed to stockholders on or about______, 2001.

                             ADDITIONAL INFORMATION

      This joint proxy statement-prospectus incorporates important business and financial information about MB Financial from other documents that are not included in or delivered with this joint proxy statement-prospectus. This information is available to you without charge upon your written or oral request. You can obtain the documents incorporated by reference in this joint proxy statement-prospectus without charge through the Securities and Exchange Commission website at http://www.sec.gov or by requesting them in writing or by telephone from MB Financial by contacting Doria Koros, Secretary, MB Financial, Inc., 1200 North Ashland Avenue, Chicago, Illinois 60622; telephone number (773) 645-7868. Because MidCity Financial is not a reporting company with the SEC, all business and financial information about MidCity Financial required to be included in this joint proxy statement- prospectus is contained in this joint proxy statement-prospectus and is not incorporated by reference from other documents.

      IF YOU WOULD LIKE TO REQUEST ANY DOCUMENTS, PLEASE DO SO BY _______, 2001 IN ORDER TO RECEIVE THEM BEFORE THE SPECIAL MEETINGS. See "Where You Can Find More Information" beginning on page __.

                                 MB FINANCIAL, INC.
                              1200 North Ashland Avenue
                               Chicago, Illinois 60622
                                    (773)278-4040

--------------------------------------------------------------------------------

               NOTICE OF SPECIAL MEETING OF MB FINANCIAL STOCKHOLDERS

--------------------------------------------------------------------------------

     o    DATE:    _____________, ______, 2001
     o    TIME:    __:__ _.M., CHICAGO TIME
     o    PLACE:

          CHICAGO, ILLINOIS

To MB Financial Stockholders:

     We are pleased to notify you of and invite you to a special meeting of stockholders. At the meeting, you will be asked to vote on the following matters:

     o adoption of the Amended and Restated Agreement and Plan of Merger, dated as of April 19, 2001, by and among MidCity Financial Corporation, MB Financial and MB-MidCity, Inc., pursuant to which each of MidCity Financial and MB Financial will merge with and into MB-MidCity, to be renamed MB Financial, Inc. after the merger, as described in the attached joint proxy statement-prospectus; and

     o any other business that may be properly submitted to a vote at the special meeting or any adjournment or postponement of the special meeting.

     Common stockholders of record at the close of business on ____________ , 2001 are entitled to notice of, and to vote at, the special meeting and any adjournments or postponements of the special meeting. The affirmative vote of the holders of a majority of the outstanding shares of MB Financial common stock as of that date is required to adopt the merger agreement. A list of stockholders entitled to vote at the special meeting will be available for examination by any MB Financial stockholder at the main office of MB Financial during ordinary business hours for at least ten days prior to the special meeting, and also will be available for inspection at the special meeting.

     YOUR VOTE IS VERY IMPORTANT. To ensure that your shares are voted at the special meeting, please complete, sign and date your proxy card and return it in the enclosed envelope promptly. If you hold your shares in "street name" with a bank or broker, check your proxy card to see if you can also vote by telephone or through the internet.

                                        By Order of the Board of Directors



                                        Mitchell Feiger
                                        PRESIDENT AND CHIEF EXECUTIVE OFFICER

______, 2001
Chicago, Illinois

                           MIDCITY FINANCIAL CORPORATION
                               801 West Madison Street
                               Chicago, Illinois 60607
                                    (312)421-7600

--------------------------------------------------------------------------------

             NOTICE OF SPECIAL MEETING OF MIDCITY FINANCIAL STOCKHOLDERS

--------------------------------------------------------------------------------

     o    DATE:    _____________, ______, 2001
     o    TIME:    __:__ _.M., CHICAGO TIME
     o    PLACE:

          CHICAGO, ILLINOIS

To MidCity Financial Stockholders:

     We are pleased to notify you of and invite you to a special meeting of stockholders. At the meeting, you will be asked to vote on the following matters:

     o adoption of the Amended and Restated Agreement and Plan of Merger, dated as of April 19, 2001, by and among MidCity Financial, MB Financial, Inc. and MB-MidCity, Inc., pursuant to which each of MidCity Financial and MB Financial will merge with and into MB-MidCity, to be renamed MB Financial, Inc. after the merger, as described in the attached joint proxy statement-prospectus; and

     o any other business that may be properly submitted to a vote at the special meeting or any adjournment or postponement of the special meeting.

     Common stockholders of record at the close of business on _______, 2001 are entitled to notice of, and to vote at, the special meeting and any adjournments or postponements of the special meeting. The affirmative vote of the holders of at least two-thirds of the outstanding shares of MidCity Financial common stock as of that date is required to adopt the merger agreement. A list of stockholders entitled to vote at the special meeting will be available for examination by any MidCity Financial stockholder at the main office of MidCity Financial during ordinary business hours for at least ten days prior to the special meeting, and also will be available for inspection at the special meeting.

     Under Delaware law, holders of MidCity Financial common stock who submit a written demand for appraisal of their shares and who perfect their appraisal rights by complying with the other applicable statutory procedures under Delaware law will be entitled to receive a cash payment for the fair value of their shares as determined by the Delaware Chancery Court. A summary of the applicable requirements of Delaware law is contained in the attached joint proxy statement-prospectus under the caption "The Merger--Appraisal Rights." In addition, the text of the applicable provisions of Delaware law is attached as Appendix E to the attached joint proxy statement-prospectus.

     YOUR VOTE IS VERY IMPORTANT. To ensure that your shares are voted at the special meeting, please complete, sign and date your proxy card and return it in the enclosed envelope promptly. If you hold your shares in "street name" with a bank or broker, check your proxy card to see if you can also vote by telephone or through the internet.

                                            By Order of the Board of Directors


                                            E.M. Bakwin
                                            CHAIRMAN AND CHIEF EXECUTIVE OFFICER
______, 2001
Chicago, Illinois

                                TABLE OF CONTENTS


                                                                                              Page
                                                                                              ----
QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETINGS..................................1

SUMMARY..........................................................................................4
     The Companies...............................................................................4
     The Merger..................................................................................4
     The Special Meetings.......................................................................11
     Share Ownership of Management and Directors................................................12
     Stock Price and Dividend Information.......................................................13

RISK FACTORS....................................................................................16

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS.................................................18

SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA................................................19
     How We Prepared the Financial Statements...................................................19
     Pooling of Interests Accounting Treatment..................................................19
     Merger-Related and Integration-Related Expenses............................................20
     Periods Covered............................................................................20
     Selected Consolidated Financial and Other Data of MB Financial, Inc........................21
     Selected Consolidated Financial and Other Data of MidCity Financial Corporation............23
     Selected Unaudited Pro Forma Condensed Combined Financial Data.............................25
     Comparative Unaudited Per Share Data.......................................................26

THE SPECIAL MEETINGS............................................................................27
     MB Financial Special Meeting...............................................................27
     MidCity Financial Special Meeting..........................................................31

THE MERGER......................................................................................35
     General....................................................................................35
     Background of the Merger...................................................................35
     Reasons for the Merger and Recommendations of the Boards of Directors......................40
     Opinion of MB Financial's Financial Advisor................................................45
     Opinions of MidCity Financial's Financial Advisors.........................................52
     Consideration to be Received in the Merger.................................................65
     Exchange of Certificates...................................................................66
     Treatment of MB Financial Stock Options....................................................66
     The Bank Merger............................................................................67
     Accounting Treatment.......................................................................67
     Material United States Federal Income Tax Consequences of the Merger.......................67
     Appraisal Rights...........................................................................70
     Restrictions on Resales by Affiliates......................................................71
     Conduct of Business Pending the Merger.....................................................72
     Representations and Warranties.............................................................73
     Conditions to Completion of the Merger.....................................................75
     Waiver; Amendment..........................................................................76
     Termination of the Merger Agreement........................................................76
     Fees Associated with Termination of the Merger Agreement...................................77
     Employee Benefit Matters...................................................................78
     Interests of Insiders in the Merger........................................................78
     Voting Agreements..........................................................................84
     Expenses...................................................................................84


                                        i


     Stock Listing...............................................................................84

MANAGEMENT AFTER THE MERGER......................................................................84
     Board of Directors and Corporate Governance Provisions......................................84
     Executive Officers of the New Company.......................................................88
     Compensation of Directors and Executive Officers............................................89

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS................................................91
     Unaudited Pro Forma Combined Balance Sheet As of June 30, 2001..............................92
     Notes to Unaudited Pro Forma Combined Balance Sheet.........................................93
     Unaudited Pro Forma Condensed Combined Statements of Income For the Six Months
      Ended June 30, 2001........................................................................94
     Unaudited Pro Forma Condensed Combined Statements of Income For the Six Months
      Ended June 30, 2000........................................................................95
     Unaudited Pro Forma Condensed Combined Statements of Income For the Year Ended
      December 31, 2000..........................................................................96
     Unaudited Pro Forma Condensed Combined Statements of Income For the Year Ended
      December 31, 1999..........................................................................97
     Unaudited Pro Forma Condensed Combined Statements of Income For the Year Ended
      December 31, 1998..........................................................................98

BUSINESS OF MB FINANCIAL, INC....................................................................98
     General.....................................................................................98
     Recent Accounting Developments..............................................................99
     Additional Information.....................................................................100

BUSINESS OF MIDCITY FINANCIAL CORPORATION.......................................................100
     General....................................................................................100
     History and Development....................................................................100
     Business Areas.............................................................................101
     Lending Activities.........................................................................102
     Investment Securities......................................................................104
     Sources of Funds...........................................................................106
     Competition................................................................................108
     Legal Proceedings..........................................................................108
     Personnel..................................................................................108

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
     AND RESULTS OF OPERATIONS OF MIDCITY FINANCIAL CORPORATION.................................109
     General....................................................................................109
     Analysis of Net Interest Income............................................................110
     Comparison of Results of Operations for the Three Months Ended June 30, 2001 and 2000......114
     Comparison of Results of Operations for the Six Months Ended June 30, 2001 and 2000........114
     Comparison of Results of Operations for the Years Ended December 31, 2000 and 1999.........115
     Comparison of Results of Operations for the Years Ended December 31, 1999 and 1998.........116
     Comparison of Financial Condition at June 30, 2001 to December 31, 2000....................117
     Comparison of Financial Condition at December 31, 2000 to December 31, 1999................117
     Asset Quality..............................................................................117
     Asset Liability Management.................................................................121
     Liquidity..................................................................................123
     Capital Resources..........................................................................124
     Cash Flows.................................................................................125

     Recent Accounting Developments.............................................................125

                                       ii


SUPERVISION AND REGULATION......................................................................126
     General....................................................................................126
     Capital Adequacy...........................................................................127
     Prompt Corrective Action  .................................................................127
     Dividends  ................................................................................128
     FDIC Insurance Assessments.................................................................128
     Liability of Commonly Controlled Institutions..............................................129
     Transactions with Affiliates  .............................................................129
     Community Reinvestment Act.................................................................129
     Interstate Banking and Branching   ........................................................129
     Recent Legislation.........................................................................129
     Future Legislation and Changes in Regulations..............................................130

DESCRIPTION OF CAPITAL STOCK OF THE NEW COMPANY.................................................130
     General....................................................................................131
     Common Stock...............................................................................131
     Preferred and Other Stock..................................................................131
     Other Anti-Takeover Provisions.............................................................132

COMPARISON OF STOCKHOLDER RIGHTS................................................................133
     Authorized Capital Stock...................................................................133
     Dividends..................................................................................134
     Advance Notice Requirements for Presentation of Business and Nominations of Directors
      at Annual Meetings of Stockholders........................................................134
     Cumulative Voting for Election of Directors................................................135
     Restrictions on Voting Rights..............................................................135
     Number and Classification of Directors.....................................................135
     Removal of Directors.......................................................................136
     Filling Vacancies on the Board of Directors................................................136
     Amendment of Corporate Governance Documents................................................137
     Business Combinations with Certain Persons.................................................137
     Prevention of Greenmail....................................................................139
     Super-Majority Stockholder Vote for Mergers, Acquisitions and Certain Other Transactions...139
     Non-Shareholder Constituency Provision.....................................................139
     Action By Stockholders Without a Meeting...................................................141
     Special Meetings of Stockholders...........................................................141
     Limitations on Directors' and Officers' Liability..........................................141
     Indemnification............................................................................142
     Appraisal Rights...........................................................................143
     Stockholder Inspection Rights..............................................................143

LEGAL AND TAX MATTERS...........................................................................144

EXPERTS.........................................................................................144

STOCKHOLDER PROPOSALS...........................................................................144
     New Company................................................................................144
     MB Financial...............................................................................144
     MidCity Financial..........................................................................144

WHERE YOU CAN FIND MORE INFORMATION.............................................................145

INDEX TO FINANCIAL STATEMENTS OF MIDCITY FINANCIAL CORPORATION..................................F-1

APPENDICES
     A Amended and Restated Agreement and Plan of Merger by and among MidCity Financial, MB Financial and MB-MidCity, Inc.
     B   Opinion of Sandler O'Neill & Partners, L.P.
     C   Opinion of Hovde Financial LLC
     D   Opinion of Alex Sheshunoff & Co. LLP
     E   Delaware Statute Regarding Dissenters' Rights of Appraisal
     F   Form of Charter of New Company
     G   Form of Amended and Restated Bylaws of New Company

        QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETINGS


Q:   WHY DO MB FINANCIAL AND MIDCITY FINANCIAL WANT
     TO MERGE?

A: We want to merge because we believe that by combining our complimentary strengths, we will be well-positioned to be one of the premier business banks in Chicago. MB Financial is strong in the areas of commercial lending, equipment leasing, commercial real estate finance, long-term healthcare and community reinvestment. MidCity Financial possesses strengths in trust, investment and deposit services, as well as commercial lending and other areas. The merger also presents opportunities for cost savings and revenue enhancements that will serve the interests of stockholders of both companies.

     Cost savings expected to be realized during the first year of combined operations are estimated to be approximately $8.2 million. These cost savings are expected to come from a number of areas, including: two executive officers of MidCity Financial retiring upon completion of the merger; reduced need for outsourcing services and temporary help; cost efficiencies in marketing and other areas; and reduced director fees and professional and legal fees. Revenue enhancements of approximately $2.5 million are expected as a result of the maturity of approximately $250 million in investment securities, and the investment of the proceeds in higher- yielding loans collateralized by the assignment of leases.


     MidCity Financial has historically paid a dividend to its stockholders. The new company formed as part of the merger to be the resulting entity, MB-MidCity, Inc., is expected to maintain an annual dividend payout ratio of at least 25% of net income, excluding extraordinary or non-recurring gains, with an initial dividend target of $0.15 per quarter. This is an added benefit for MB Financial stockholders, who currently do not receive a cash dividend. MidCity Financial stockholders also may benefit from the liquidity gained by owning shares in an actively traded public company. The new company will be renamed "MB Financial, Inc." upon completion of the merger.

Q:   WHAT WILL I RECEIVE IN THE MERGER?

     Holders of MB Financial common stock before the merger will receive one share of common stock of the new company for each share held prior to the merger. Holders of MidCity Financial common stock will receive 230.32955 shares of common stock of the new company for each MidCity Financial share held. Cash will be paid in lieu of fractional share interests in the new company.



Q:   WHEN DO YOU EXPECT THE MERGER WILL BE
     COMPLETED?

A: We expect to complete the merger early in the fourth quarter of 2001. Because, however, the merger is subject to regulatory approvals and other conditions to closing, we cannot predict the exact timing.

Q:   WHAT DO I NEED TO DO NOW?

A: After carefully reading and considering the information contained in this joint proxy statement-prospectus, please respond by completing, signing and dating your proxy card and returning it in the enclosed postage-paid envelope as soon as possible so that your shares may be represented at your company's special meeting. If you hold your shares in "street name" with a bank or broker, check your proxy card to see whether you may also vote by telephone or through the internet. YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND YOUR COMPANY'S SPECIAL MEETING, PLEASE VOTE PROMPTLY.

Q:   WHAT IF I DON'T VOTE?

A: If you fail to respond, it will have the same effect as a vote against adoption of the merger agreement.

     If you are the record holder of your shares (meaning a stock certificate has been issued in your name and/or your name appears on your company's stock ledger) and you respond but do not indicate how you want to vote, your proxy will be counted as a vote in favor of adoption of the merger agreement.

     If your shares are held in street name with a broker, your broker will vote your shares on the merger agreement proposal ONLY if you provide instructions to it on how to vote. Shares that are not voted because you do not properly instruct your broker will have the effect of votes against adoption of the merger agreement.

     If you respond and abstain from voting, your abstention will have the same effect as a vote against adoption of the merger agreement.

Q:   CAN I CHANGE MY VOTE AFTER I HAVE DELIVERED MY
     PROXY?

A: Yes. You can change your vote at any time before the polls close at your company's special meeting. If you are the record holder of your shares, you can do this in one of three ways. First, you can submit a written statement to the Secretary of MB Financial or MidCity Financial, as appropriate, that you would like to revoke your proxy. Second, you can complete and submit a new proxy. Finally, you can attend your company's special meeting and vote in person.

     If your shares are held with a bank, broker or other third party, you should contact the holder of your shares to change your vote.

Q:   SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

A: No. After we complete the merger, you will receive written instructions on how to exchange your stock certificates for shares of the new company. Please do not send in your stock certificates with your proxy.









Q: WHO SHOULD I CONTACT IF I HAVE QUESTIONS ABOUT THE SPECIAL MEETINGS OR THE MERGER?

A: If you have any questions about the special meetings or the merger, you should contact:

         if you are a MB Financial stockholder:

         MB FINANCIAL, INC.
         Doria Koros
         Secretary
         1200 North Ashland Avenue
         Chicago, Illinois  60622
         Telephone: (773) 645-7868

         if you are a MidCity Financial stockholder:

         MIDCITY FINANCIAL CORPORATION
         Ronald D. Santo
         Executive Vice President and Secretary
         801 West Madison Street
         Chicago, Illinois  60607
         Telephone: (312) 421-7600

                                     SUMMARY

     THIS SECTION HIGHLIGHTS SELECTED INFORMATION IN THIS JOINT PROXY STATEMENT-PROSPECTUS AND MAY NOT CONTAIN ALL OF THE INFORMATION IMPORTANT TO YOU. TO UNDERSTAND THE MERGER MORE FULLY AND FOR A MORE COMPLETE DESCRIPTION OF THE LEGAL TERMS OF THE MERGER, YOU SHOULD READ THIS ENTIRE DOCUMENT CAREFULLY, INCLUDING THE APPENDICES, AND THE DOCUMENTS TO WHICH WE REFER IN THIS JOINT PROXY STATEMENT-PROSPECTUS. A LIST OF THE DOCUMENTS INCORPORATED BY REFERENCE APPEARS ON PAGE __ UNDER THE HEADING "WHERE YOU CAN FIND MORE INFORMATION."



                                  THE COMPANIES
                                (PAGES __ AND __)

MB FINANCIAL, INC.
1200 North Ashland Avenue
Chicago, Illinois  60622
Telephone: (773) 278-4040

     MB Financial, Inc., a Delaware corporation and a bank holding company, is the parent company of Manufacturers Bank. Manufacturers Bank, an Illinois-chartered commercial bank, concentrates its business efforts on serving privately owned small and middle market businesses, such as manufacturers, wholesalers, distributors, long-term health care operators and investors, and real estate developers located throughout the Chicago metropolitan area. Manufacturers Bank's business is focused on four areas: Commercial Banking; Lease Banking; Korean Banking; and Retail Banking.



     As of June 30, 2001, MB Financial had consolidated assets of $1.7 billion, consolidated liabilities of $1.6 billion (including consolidated deposits of $1.3 billion) and stockholders' equity of $100.4 million.

MIDCITY FINANCIAL CORPORATION
801 West Madison Street
Chicago, Illinois 60607
Telephone: (312) 421-7600

     MidCity Financial Corporation, a Delaware corporation and a bank holding company, is the parent company of five subsidiary banks: The Mid-City National Bank of Chicago (Chicago, Illinois); First National Bank of Morton Grove (Morton Grove, Illinois); First National Bank of Elmhurst (Elmhurst, Illinois); Union Bank and Trust Company (Oklahoma City, Oklahoma); and Abrams Centre National Bank (Dallas, Texas).

     MidCity Financial's banks have 25 branch office locations, including 19 in the Chicago metropolitan area, five in the Oklahoma City, Oklahoma metropolitan area and two in the Dallas, Texas metropolitan area. The banks provide a full range of banking services to individual and corporate customers, with a focus on commercial and industrial lending and wealth management services.



     As of June 30, 2001, MidCity Financial had consolidated assets of $1.8 billion, consolidated liabilities of $1.6 billion (including consolidated deposits of $1.55 billion) and stockholders' equity of $198.1 million.


                                   THE MERGER
                                    (PAGE __)


     WE HAVE ATTACHED THE MERGER AGREEMENT TO THIS JOINT PROXY
STATEMENT-PROSPECTUS AS APPENDIX A. PLEASE READ THE MERGER AGREEMENT CAREFULLY. IT IS THE LEGAL DOCUMENT THAT GOVERNS THE MERGER.


WE ARE COMBINING IN A MERGER OF EQUALS.


     We are proposing to combine our companies in a "merger of equals" transaction. The transaction will be effected by the separate and simultaneous merger of each of our companies into a newly formed Maryland corporation, MB-MidCity, Inc., with MB-MidCity, Inc. as the surviving entity.


     For simplicity, the mergers of our companies into MB-MidCity, Inc. are in most places in this joint proxy statement-prospectus referred to as the "merger." Upon the merger becoming effective, the name of MB- MidCity, Inc. will change to "MB Financial, Inc." In most places in this joint proxy statement-prospectus, we refer to MB-MidCity, Inc. as the "new company." The new company has not, to date, conducted any activities other than those incident to its formation, the matters contemplated by the merger agreement and the filing with the SEC of the registration statement of which this joint proxy statement-prospectus is a part.



MB FINANCIAL STOCKHOLDERS WILL RECEIVE ONE SHARE AND MIDCITY FINANCIAL STOCKHOLDERS WILL RECEIVE 230.32955 SHARES OF NEW COMPANY COMMON STOCK FOR EACH SHARE HELD PRIOR TO THE MERGER. (SEE PAGE __.)


     Holders of MB Financial common stock before the merger will receive one share of common stock of the new company for each share held prior to the merger

(sometimes referred to in this document as the "MB Financial exchange ratio"). Each share of MidCity Financial common stock will be exchanged for 230.32955 shares of common stock of the new company (sometimes referred to in this document as the "MidCity Financial exchange ratio"). MidCity Financial stockholders will receive cash in lieu of fractional share interests in new company common stock in an amount determined by multiplying the fractional share interest by the average closing price of MB Financial common stock for five trading days immediately preceding the effective time of the merger.


     If the trading price of new company common stock were $16.50 per share (the closing price of MB Financial common stock on April 19, 2001, the last trading day before the merger was announced), the value of each share of MB Financial common stock and MidCity Financial common stock based on the respective exchange ratios would be $16.50 and $3,800.44. These values would increase to $________ and $________ if the trading price of new company common stock were $________ (the closing price of MB Financial common stock on _________________, 2001, the latest practicable date prior to the printing of this joint proxy statement-prospectus). See "Stock Price and Dividend Information."


THE EXCHANGE RATIOS ARE FIXED.  (SEE PAGE __.)


     The MB Financial and MidCity Financial exchange ratios are fixed and will not be adjusted for stock price changes.


     The principal reasons the MB Financial board of directors agreed to fixed exchange ratios are:



     o the board's desire to fix the percentage ownership of the parties in the new company at the time the merger agreement was executed and equally share the risks and rewards associated with movements in the price of MB Financial common stock;

     o the board's view that using fixed exchange ratios would be the best means of capturing the relative contribution of each company to the combined entity based on fundamental financial factors;





     o the board's belief that fixed exchange ratios would create relative certainty as to the number of shares that would be issued in the merger; and


     o the board's observation that fixed exchange ratios have become common in the financial services industry and are typically used in merger of equals transactions.


     The principal reasons the MidCity Financial board of directors agreed to fixed exchange ratios are:


     o the board's determination that fixed exchange ratios were appropriate in view of the long- term strategic purposes of the merger, including the goal to combine the two companies into a platform that creates an opportunity for continued growth;


     o the board's view that using fixed exchange ratios would be the best means of capturing the relative contribution of each company to the combined entity based on fundamental financial factors;


    o the board's recognition that while the fixed MidCity Financial exchange ratio exposes MidCity Financial stockholders to a decline in value of the consideration they will receive in the merger to the extent the market price of MB Financial common stock falls, it also presents the opportunity for an increase in value to the extent the price of MB Financial common stock rises;


    o the fact that the board, like the MB Financial board of directors, would have the right to terminate the merger agreement in the event of a specified decline in the market value of MB Financial common stock, as described on page __ in the final bullet point under the heading "The merger agreement can be terminated under certain circumstances";


     o the board's belief that the fixed exchange ratios would create relative certainty as to the number of shares that would be issued in the merger; and


     o the board's recognition of the prevalence of fixed exchange ratios within the financial services industry and the fact that fixed exchange ratios are typically used in merger of equals tranactions.


THE NEW COMPANY PLANS TO PAY A QUARTERLY CASH DIVIDEND OF $0.15 PER SHARE.

     Following the merger, the new company expects to maintain an annual dividend payout ratio of at least 25% of net income, excluding extraordinary or non- recurring gains. The initial quarterly dividend is expected to be $0.15 per share. See "Stock Price and Dividend Information."


THE MERGER WILL GENERALLY BE TAX-FREE TO STOCKHOLDERS.
(SEE PAGE __.)


     The merger will generally be tax-free to stockholders, except to the extent cash is paid in lieu of a fractional share interest in new company common stock. One of the conditions to completion of the merger is that each of us receive an opinion from our tax counsel to that effect. The merger will not, however, be tax-free to MidCity Financial stockholders who exercise their rights under Delaware law to be paid in cash for the fair value of their MidCity Financial shares. See "The Merger--Appraisal Rights."


     The material federal income tax consequences of the transaction are described in more detail under "The Merger--Material United States Federal Income Tax Consequences of the Merger."


     TAX MATTERS ARE VERY COMPLICATED AND THE TAX CONSEQUENCES THAT THE MERGER WILL HAVE ON YOU WILL DEPEND ON THE FACTS OF YOUR OWN SITUATION. YOU SHOULD CONSULT YOUR PERSONAL TAX ADVISOR FOR A COMPLETE UNDERSTANDING OF THE TAX CONSEQUENCES OF THE MERGER TO YOU.


OUR RESPECTIVE FINANCIAL ADVISORS HAVE SAID THAT THE EXCHANGE RATIOS ARE FAIR TO OUR STOCKHOLDERS. (SEE PAGE __.)


     OPINION OF MB FINANCIAL'S FINANCIAL ADVISOR. In deciding to approve the merger agreement, the MB Financial board of directors considered the opinion it received from Sandler O'Neill & Partners, L.P. that as of April 19, 2001, and after taking into account the MidCity Financial exchange ratio, the MB Financial exchange ratio was fair to the stockholders of MB Financial from a financial point of view. The merger agreement does not require, and Sandler O'Neill accordingly has not delivered, and will not be delivering, an opinion updating its opinion dated April 19, 2001. For its services in connection with the merger, Sandler O'Neill has been paid $381,250 to date and will be paid an additional $543,750 upon completion of the merger.


     A copy of the opinion of Sandler O'Neill is attached to this joint proxy statement-prospectus as Appendix B. You should read this opinion in its entirety to understand the assumptions made, matters considered and limitations of the review undertaken by Sandler O'Neill in providing its opinion.


     OPINIONS OF MIDCITY FINANCIAL FINANCIAL ADVISORS. In deciding to approve the merger agreement, the MidCity Financial board of directors considered the opinions it received from Hovde Financial LLC and Alex Sheshunoff & Co., LLP that as of April 19, 2001, and after taking into account the MB Financial exchange ratio, the MidCity Financial exchange ratio was fair to the stockholders of MidCity Financial from a financial point of view. The merger agreement does not require, and, accordingly, neither Hovde nor Sheshunoff has delivered, or will be delivering, an opinion updating its opinion dated April 19, 2001. For its services in connection with the merger, Hovde has been paid $300,000 to date and will be paid an additional amount equal to approximately $1,800,000 upon completion of the merger. For its services in connection with the merger, Sheshunoff has been paid $487,437 and will not be paid any additional fees for its services in connection with the merger.


     Copies of the opinions of Hovde and Sheshunoff are attached to this joint proxy statement-prospectus as Appendices C and D, respectively. You should read these opinions in their entirety to understand the assumptions made, matters considered and limitations of the review undertaken by Hovde and Sheshunoff in providing their opinions. In evaluating the opinion of Hovde, you should take into account the fact that Hovde-affiliated entities beneficially own approximately 5.7% of the outstanding shares of MB Financial common stock. See "Risk Factors."


THE RIGHTS OF MB FINANCIAL AND MIDCITY FINANCIAL STOCKHOLDERS WILL BE DIFFERENT AS STOCKHOLDERS OF THE NEW COMPANY. (SEE PAGES_____AND_____.)


     MB Financial and MidCity Financial are incorporated under the laws of the State of Delaware. The rights of holders of MB Financial common stock and MidCity Financial common stock are governed by Delaware law and their respective certificates of incorporation and bylaws. In the merger, MB Financial and MidCity Financial stockholders will, in exchange for their MB Financial and MidCity Financial shares, receive shares of the common stock of the new company, which is incorporated under the laws of the State of Maryland. The rights of holders of new company common stock after the merger will be governed by Maryland law and the charter and bylaws of the new company.

     Some of the more significant differences among the rights of stockholders of the new company, MB Financial and MidCity Financial are:


o the total number of shares of authorized capital stock of the new company will be 41,000,000 shares, compared to 21,000,000 shares for MB Financial and 100,000 shares for MidCity Financial;


o the new company's board of directors will have the power to amend the new company's charter to change the number of authorized shares of capital stock without stockholder approval; under Delaware law, such an amendment to the certificate of incorporation of MB Financial or MidCity Financial cannot be made without the approval of stockholders;


o under the new company's charter, no stockholder beneficially owning more than 14.9% of the outstanding shares of new company common stock may vote his or her shares in excess of that amount; this limitation is 10% under MB Financial's certificate of incorporation and there is no such limitation under MidCity Financial's certificate of incorporation;


o the board of directors of the new company will, like the board of directors of MB Financial, be divided into three classes, with each class serving a staggered three-year term; the board of directors of MidCity Financial is not classified, meaning all of its directors are elected annually;


o the directors of the new company will, like the directors of MB Financial, be removable only for cause and only by the vote of the holders of at least 80% of the outstanding shares of common stock; MidCity Financial directors may be removed, with or without cause, by the holders of a majority of the outstanding shares of common stock;


o the varying stockholder vote requirements for amending certain provisions of the new company's charter and the certificates of incorporation of MB Financial and MidCity Financial;


o under the new company's charter, certain business combinations with greater than 14.9% stockholders require approval of the holders of at least 80% of the outstanding shares of common stock unless either a majority of the disinterested directors have approved the transaction or certain fair price and procedure requirements are satisfied; a similar provision applies to greater than 10% stockholders under MB Financial's certificate of incorporation and no such provision is contained in MidCity Financial's certificate of incorporation;


o the new company's charter, like MB Financial's certificate of incorporation, contains an anti- greenmail provision which generally prohibits the repurchase of stock from a greater than 5% stockholder without approval of 80% of the voting stock not owned by the seller unless the repurchase is part of a tender or exchange offer made on the same terms to all stockholders or part of an open market purchase program, or unless the repurchase is made at or below market price; MidCity Financial's certificate of incorporation does not contain an anti-greenmail provision;


o MidCity Financial's bylaws provide that its stockholders can act by written consent without a meeting if the consent is signed by the holders of the number of shares that would have been required to approve the action at a meeting; the new company's charter provides that its stockholders can act by written consent only if every stockholder signs the consent and MB Financial's certificate of incorporation provides that its stockholders cannot act by written consent; and


o under the new company's bylaws, as under MidCity Financial's bylaws, special meetings of stockholders may be called by stockholders owning at least a majority of all votes entitled to be cast at the meeting; MB Financial's certificate of incorporation does not permit stockholders to call special meetings of stockholders.


     For more information on the rights of stockholders of MB Financial, MidCity Financial and the new company, see "Comparison of Stockholder Rights."


MB FINANCIAL STOCKHOLDERS WILL OWN ABOUT 40%, AND MIDCITY FINANCIAL STOCKHOLDERS WILL OWN ABOUT 60%, OF THE SHARES OF THE NEW COMPANY.


     Based on the number of shares of MB Financial common stock and MidCity Financial common stock outstanding as of ______, 2001, the new company will issue approximately 17.52 million shares of common stock in the merger. Approximately 60% of these shares will be issued to MidCity Financial stockholders, with the remaining 40% issued to MB Financial stockholders.

     This information does not take into account currently outstanding MB Financial stock options. As of ______, 2001, there were outstanding options to purchase _______ shares of MB Financial common stock.



MIDCITY FINANCIAL STOCKHOLDERS HAVE THE RIGHT TO BE PAID THE FAIR VALUE OF THEIR SHARES IN CASH INSTEAD OF RECEIVING NEW COMPANY STOCK. (SEE PAGE __.)



     Under Delaware law, any MidCity Financial stockholder may dissent from the merger and elect to have the fair value of his or her shares appraised by the Delaware Chancery Court and paid in cash instead of receiving the merger consideration issuable to him or her pursuant to the merger agreement.



     To dissent from the merger and demand appraisal, a MidCity Financial stockholder must satisfy the following conditions:



     o deliver a written demand for appraisal to MidCity Financial before the vote on the adoption of the merger agreement;



     o not vote in favor of the merger agreement (the return of a signed proxy which does not specify a vote against the merger agreement or a direction to abstain, will constitute a waiver of the stockholder's right of appraisal); and



     o continuously hold the MidCity Financial shares from the date of the making of the demand through the time the merger is completed.



     A copy of the relevant sections of Delaware law governing this process is attached to this joint proxy statement-prospectus as Appendix E. For more information, see " The Merger--Appraisal Rights."



     MB Financial stockholders are not entitled to appraisal rights in connection with the merger.



WE HAVE AGREED ON A MANAGEMENT STRUCTURE FOR THE NEW COMPANY.  (SEE PAGE __.)



     The board of directors of the new company will consist of 17 members, with eight directors designated by MB Financial and nine directors designated by MidCity Financial. E.M. Bakwin, the Chairman of the Board and Chief Executive Officer of MidCity Financial, will serve as Chairman of the Board of the new company. Mitchell Feiger, the President and Chief Executive Officer of MB Financial, will continue in the same positions for the new company. The other senior management positions will be filled by a combination of MB Financial and MidCity Financial executives. See "Management After the Merger."



OUR DIRECTORS AND OFFICERS MAY HAVE INTERESTS IN THE MERGER THAT ARE DIFFERENT FROM YOURS. (SEE PAGE __.)



     You should be aware that some of the MB Financial and MidCity Financial directors and executive officers may have interests in the merger that are different from, or in addition to, their interests as stockholders in our companies. These interests exist because of the rights that these directors and executive officers have under the terms of their benefit and compensation plans and also, in the case of the executive officers, under the terms of various agreements with MB Financial and MidCity Financial. These agreements provide some executive officers with severance benefits if their employment is terminated under specified circumstances in connection with or following the merger. These interests also arise from provisions of the merger agreement relating to director and officer indemnification and insurance, retention bonuses and other employee benefits after the merger and appointments to the board of directors of and other management positions with the new company. In addition, stock options held by certain directors and executive officers of MB Financial will vest early as a result of the merger.



     Two executive officers of MB Financial, Mr. Feiger and Burton J. Field, President and Chief Executive Officer of Manufacturers Bank, have employment agreements pursuant to which they will receive (based on current compensation levels) payments aggregating approximately $84,115 per month for the next three years, if their employment with the new company is involuntarily terminated other than for cause within 18 months after the merger. These payments are subject to reduction for any income earned from another employer. Mr. Feiger's employment agreement also provides that if he voluntarily terminates his employment within 18 months after the merger, he will be entitled (based on his current compensation level) to a lump sum payment of approximately $990,572. This lump sum payment is subject to cutback to avoid the payment of a "parachute payment" under Section 280G of the Internal Revenue Code if any other payments or benefits are received by Mr. Feiger which must be taken into account in the parachute payment calculation.



     Two other executive officers of MB Financial, Jill E. York, Vice President and Chief Financial Officer, and Thomas Panos, Executive Vice President and Senior Lending Officer of Manufacturers Bank, have change in control severance agreements pursuant to which they will receive, if their employment with the new company is involuntarily terminated within one year after the merger, payments
(based on current compensation levels) aggregating $337,811. As with the agreements with Messrs. Feiger and Field, these payments are subject to cutback if any other payments or benefits are received by the officer which must be taken into account in the parachute payment calculation.



     Two executive officers of MidCity Financial, Mr. Bakwin and Kenneth A. Skopec, President, will not be continuing as employees of the new company. They will receive an aggregate of $2.97 million pursuant to change in control severance agreements with MidCity Financial, subject to cutback if any other payments or benefits are received by them which must be taken into account in the parachute payment calculation. It is expected that each of Messrs. Bakwin and Skopec also will receive $50,000 per year for five years after the merger pursuant to five-year covenants not to compete to be entered into with the new company as of the effective time of the merger.



     Two other officers of MidCity Financial, Ronald D. Santo, Executive Vice President and Secretary, and William F. McCarty, III, Senior Vice President, will receive an aggregate of $1.3 million, based on current compensation levels, pursuant to change in control severance agreements with MidCity Financial if they are involuntarily terminated by the new company within two years after the merger. These amounts are subject to cutback if any other payments or benefits are received by Messrs. Santo and McCarty which must be taken into account in the parachute payment calculation. Messrs. Santo and McCarty will also be entitled to receive an aggregate of $192,500 in retention bonuses, if they remain employed by the new company for 60 days following the merger. See "The Merger- Interests of Insiders in the Merger."



     The members of the boards of directors of MB Financial and MidCity Financial knew about and considered these additional interests when they approved the merger agreement.



WE EXPECT TO ACCOUNT FOR THE MERGER AS A POOLING OF INTERESTS. (SEE PAGE __.)



     It is intended that the merger will be accounted for as a pooling of interests in accordance with accounting principles generally accepted in the United States of America.



WE PLAN TO MERGE OUR ILLINOIS-BASED SUBSIDIARY BANKS. (SEE PAGE __.)



     Soon after the merger of our companies, Manufacturers Bank, The Mid-City National Bank of Chicago, First National Bank of Elmhurst and First National Bank of Morton Grove will be merged together. The Mid-City National Bank of Chicago will be the surviving institution, which may adopt a new name, determined by MB Financial and MidCity Financial prior to the merger of our companies or by the new company after the merger of our companies. It is expected that MidCity Financial's other subsidiary banks, Abrams Centre National Bank and Union Bank and Trust Company, will be held as separate subsidiaries of the new company.



BANK REGULATORS MUST APPROVE THE MERGER OF OUR COMPANIES AND THE MERGER OF OUR BANKS.



     Under federal law, the merger of our companies must be approved by the Board of Governors of the Federal Reserve System and the merger of our Illinois-based subsidiary banks must be approved by the Office of the Comptroller of the Currency. In addition, prior notice of the merger of our companies must be filed with the Texas Department of Banking and the Oklahoma State Banking Department and prior notice of the bank merger must be filed with the Illinois Office of Banks and Real Estate. All of the required applications or notices have been filed, and we received the Federal Reserve Board's approval of the merger of our companies on August 16, 2001 and the Office of the Comptroller of the Currency's approval of the bank merger on August 31, 2001.



Before we can complete the bank merger, we must wait for up to 15 days after the date of the Office of the Comptroller of the Currency's approval for any comments from the U.S. Department of Justice on the impact of the bank merger on competition.

IN ADDITION TO REGULATORY APPROVALS, A NUMBER OF OTHER CONDITIONS MUST BE SATISFIED OR WAIVED BEFORE WE CAN COMPLETE THE MERGER. (SEE PAGE __.)



     The completion of the merger depends on a number of conditions being satisfied or, where permitted, waived, in addition to the required regulatory approvals. These conditions include:



     o adoption of the merger agreement by MB Financial and MidCity Financial stockholders;



     o approval for listing on The Nasdaq Stock Market of the shares of new company common stock to be issued in the merger;



     o the absence of any injunction or other legal restraint blocking the merger or any of the other transactions contemplated by the merger agreement;



     o receipt by each of us of an opinion of our tax counsel regarding the federal income tax consequences of the merger;



     o the receipt by each of us of a letter from our independent accountants indicating that the merger will qualify for pooling of interests accounting treatment;



     o exercise of appraisal rights by the holders of not more than 5% of the outstanding shares of MidCity Financial common stock;



     o the accuracy of our respective representations and warranties in the merger agreement;



     o the performance by each of us in all material respects with our respective obligations under the merger agreement; and



     o the absence of any event or circumstance that has resulted in or is reasonably likely to result in a material adverse effect on either of us.



     We cannot be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.



WE HAVE AGREED TO RESTRICTIONS ON OUR BUSINESS ACTIVITIES PENDING THE CLOSING OF THE MERGER. (SEE PAGE __.)



     Each of us has agreed generally not to undertake any activities outside of the ordinary course of business prior to the closing of the merger without first obtaining the consent of the other party. See "The Merger--Conduct of Business Pending the Merger."



WE CAN AMEND THE MERGER AGREEMENT AND WAIVE OUR RIGHTS UNDER THE MERGER AGREEMENT. (SEE PAGE __.)



     We can agree to amend the merger agreement and each of us can waive our right to require the other party to adhere to the terms and conditions of the merger agreement, where law allows. After MB Financial's or MidCity Financial's stockholders have adopted the merger agreement, however, we may not change the amount or form of consideration to be received by the MB Financial or MidCity Financial stockholders in the merger without their consent to such a change.



THE MERGER AGREEMENT CAN BE TERMINATED UNDER SPECIFIED CIRCUMSTANCES. (SEE PAGE __.)



     MB Financial and MidCity Financial can jointly agree to terminate the merger agreement at any time. Either company may also terminate the merger agreement:



     o if a regulatory or other governmental authority does not permit completion of the merger;



    o if the merger has not been completed by April 19, 2002, unless the failure to complete the merger is due to the failure of the company seeking termination to fulfill its obligations under the merger agreement;



     o if either company's stockholders vote not to adopt the merger agreement;



     o if the other company materially breaches its representations and warranties or obligations under the merger agreement and does not timely cure the violation;



     o prior to the adoption of the merger agreement by the other company's stockholders, if the other company's board of directors fails to recommend adoption of the merger agreement to the other company's stockholders, or withdraws or modifies that recommendation in a manner adverse to the company seeking termination;

     o prior to adoption of the merger agreement by the terminating company's stockholders, to allow the terminating company to enter into an agreement with a third party for a merger or similar transaction, if the board of directors of the terminating company has complied with its obligations under the merger agreement with respect to these types of transactions; or



     o if (1) the average closing price per share of MB Financial common stock over the 20 consecutive trading day period ending on the date on which the last required regulatory approval for the merger has been received (referred to as the "determination date") is less than $13.29, AND (2) the percentage decline in value of MB Financial common stock determined by dividing that average price by $16.50, which was the closing price of MB Financial common stock on the day prior to announcement of the merger (referred to as the "start date"), is greater than the percentage decline in value from the start date to the determination date of an index based on the stock prices of a select group of financial institution holding companies, after subtracting 15% from the percentage decline in value of the index.



THERE ARE FEES ASSOCIATED WITH TERMINATION OF THE MERGER AGREEMENT (SEE PAGE
__.)



     The merger agreement provides that in several circumstances, MB Financial or MidCity Financial may be required to pay liquidated damages to the other of $5.0 million. See "The Merger--Fees Associated with Termination of the Merger Agreement."



MB FINANCIAL STOCK OPTIONS WILL CONVERT INTO NEW COMPANY OPTIONS.
(SEE PAGE __.)



     Upon completion of the merger, each outstanding option to purchase MB Financial common stock will be converted into an option to purchase common stock of the new company, on the same terms and conditions in effect prior to the merger. Under the terms of MB Financial's 1997 Omnibus Incentive Plan, upon completion of the merger, all outstanding stock options granted under that plan which have not yet vested will vest and become exercisable in full.


                              THE SPECIAL MEETINGS
                                (PAGES __ AND __)

MB FINANCIAL SPECIAL MEETING

     The special meeting of MB Financial stockholders will be held on ______, 2001, at __:__ _.m., Chicago time, at ___________________, Chicago, Illinois, unless adjourned or postponed. At this meeting, MB Financial stockholders will be asked to:

     1.  adopt the merger agreement; and

     2.  act on any other business that may be
         properly submitted to a vote at the meeting or any adjournments or postponements of the meeting.

     You may vote at the MB Financial meeting if you owned MB Financial common stock as of the close of business on ________, 2001. You may cast one vote for each share of MB Financial common stock you owned at that time.

     Adoption of the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of MB Financial common stock.

     The affirmative vote of the holders of a majority of the outstanding shares of MB Financial common stock present in person or by proxy and voting on the matter may authorize the adjournment or postponement of the MB Financial special meeting. No proxy that is voted against the proposal to adopt the merger agreement will be voted in favor of adjournment or postponement to solicit further proxies for the proposal.

MIDCITY FINANCIAL SPECIAL MEETING

    The special meeting of MidCity Financial stockholders will be held on _______, 2001, at ___:___ _.m., Chicago time, at____________, Chicago,
Illinois, unless adjourned or postponed. At this meeting, MidCity Financial stockholders will be asked to:

     1.   adopt the merger agreement; and

     2. act on any other business that may be properly submitted to a vote at the meeting or any adjournments or postponements of the meeting.

     You may vote at the MidCity Financial meeting if you owned MidCity Financial common stock as of the close of business on ________, 2001. You may cast one vote for each share of MidCity Financial common stock you owned at that time.

     Adoption of the merger agreement requires the affirmative vote of the holders of two-thirds of the outstanding shares of MidCity Financial common stock.

     The affirmative vote of the holders of a majority of the outstanding shares of MidCity Financial common stock present in person or by proxy and voting on the matter may authorize the adjournment or postponement of the MidCity Financial special meeting. No proxy that is voted against the proposal to adopt the merger agreement will be voted in favor of adjournment or postponement to solicit further proxies for the proposal.


RECOMMENDATIONS OF OUR BOARDS OF DIRECTORS



     TO MB FINANCIAL STOCKHOLDERS: The MB Financial board of directors believes that the merger is fair to you and in your best interest. The board unanimously voted to approve the merger agreement and unanimously recommends that you vote FOR adoption of the merger agreement.



     TO MIDCITY FINANCIAL STOCKHOLDERS: The MidCity Financial board of directors believes that the merger is fair to you and in your best interest. The board unanimously voted to approve the merger agreement and unanimously recommends that you vote FOR adoption of the merger agreement.


                          SHARE OWNERSHIP OF MANAGEMENT
                                  AND DIRECTORS


     On ______________, 2001, the record date for the MB Financial special meeting, the directors and executive officers of MB Financial and their affiliates beneficially owned and were entitled to vote ________ shares of MB Financial common stock, or ___% of the MB Financial shares outstanding on that date. Based on the closing price per share of MB Financial common stock on ______________, 2001, these shares had an aggregate value of $______ as of that date. On ___________, 2001, the directors and executive officers of MidCity Financial and their affiliates beneficially owned and were entitled to vote ________ shares of MB Financial common stock, or ___% of the MB Financial shares outstanding. Based on the closing price per share of MB Financial common stock on ______________, 2001, these shares had an aggregate value of $______ as of that date.


     The MB Financial directors have entered into a voting agreement with MidCity Financial under which each director has agreed to vote all of the shares of MB Financial Common Stock he owns of record or beneficially and is entitled to vote as of the record date for the MB Financial special meeting in favor of adoption of the merger agreement. See "The Merger-- Voting Agreements."


     On ______, 2001, the record date for the MidCity Financial special meeting, the directors and executive officers of MidCity Financial and their affiliates beneficially owned and were entitled to vote ________ shares of MidCity Financial common stock, or ___% of the MidCity Financial shares outstanding on that date. These shares will be converted into __________ shares of new company common stock, which, based on the closing price of MB Financial common stock on __________, 2001, had an aggregate value of $________ as of that date. The directors and executive officers of MB Financial and their affiliates did not beneficially own any shares of MidCity Financial common stock on ___________, 2001.


     The MidCity Financial directors have entered into a voting agreement with MB Financial under which each director has agreed to vote all of the shares of MidCity Financial Common Stock he or she owns of record and is entitled to vote as of the record date for the MidCity Financial special meeting in favor of adoption of the merger agreement. See "The Merger--Voting Agreements."

                        STOCK PRICE AND DIVIDEND INFORMATION

MB FINANCIAL

         MB Financial common stock is traded on The Nasdaq Stock Market National Market system under the symbol "MBFI," and it is expected that the common stock of the new company will be listed on The Nasdaq Stock Market National Market system under that symbol. The following table sets forth the reported high and low sales prices per share of MB Financial common stock for the periods indicated. These prices do not include retail mark- ups, mark-downs or commissions.


                                             PRICE OF MB FINANCIAL
                                                COMMON STOCK
                                              -------------------
                                               HIGH          LOW
                                              ------       ------

1999 FISCAL YEAR
  First Quarter.........................       $16.00       $13.38
  Second Quarter........................        14.63        12.38
  Third Quarter.........................        14.50        12.38
  Fourth Quarter........................        13.50        12.50

2000 FISCAL YEAR
  First Quarter.........................       $12.75       $ 9.50
  Second Quarter........................        12.63         8.97
  Third Quarter.........................        14.13        11.75
  Fourth Quarter........................        13.75        10.50

2001 FISCAL YEAR
  First Quarter ........................       $17.25       $13.00
  Second Quarter.......................         26.70        15.85
  Third Quarter
    (through  _____, 2001)..............


         MB Financial has not paid cash dividends in the past, and does not intend to pay any cash dividends prior to the merger.

MIDCITY FINANCIAL

         MidCity Financial common stock is traded in the "pink sheets" under the symbol "MCYF." However, it has historically traded on a limited basis and generally in privately negotiated transactions. Except for those trades reported by certain internet-based bulletin board services purporting to monitor trading activities on the "pink sheets," MidCity Financial does not have the ability to monitor the sales price of its common stock in transactions to which it is not a party. Furthermore, MidCity Financial is not able to verify the accuracy or completeness of the internet-based bulletin board information. The following table sets forth for the periods indicated the high and low sales prices per share based on data provided by the internet-based bulletin board services and actual private transactions between third party buyers and sellers known to management, as well as the quarterly cash dividends per share.



                                              HIGH              LOW           DIVIDENDS
                                            ---------        ---------        ---------
1999
  First Quarter...................          $6,000.00        $5,100.00          $15.00
  Second Quarter..................           6,000.00         5,100.00           15.00
  Third Quarter...................           5,200.00         5,200.00           20.00
  Fourth Quarter..................           6,100.00         5,800.00           20.00

2000
  First Quarter...................          $6,300.00        $6,300.00          $20.00
  Second Quarter..................           6,300.00         5,500.00           20.00
  Third Quarter...................           5,525.00         5,000.00           35.00
  Fourth Quarter..................           4,775.00         4,400.00           35.00

2001
  First Quarter ..................          $     ---(1)     $    ---(1)        $35.00
  Second Quarter..................           4,400.00         4,400.00          $ ---
  Third Quarter                              4,800.00         4,800.00          $35.00(2)
    (through  _____, 2001)........


----------------
(1)  No known transactions.

(2) Represents dividend for second quarter of 2001 declared and paid to MidCity Financial stockholders in July 2001.



         MidCity has historically paid a quarterly cash dividend in the month following the end of each calendar quarter. Prior to the merger, MidCity Financial is permitted under the merger agreement to continue to pay regular quarterly cash dividends of $35.00 per share, consistent with past practices. Following the merger, the new company is expected to maintain an annual dividend payout ratio, meaning the percentage of net income paid out as cash dividends, of at least 25%. In calculating this ratio, extraordinary or non-recurring gains will be excluded from net income. As described in "Management After the Merger," the bylaws of the new company will provide that a decision to maintain a dividend payout ratio of less than 25% must be approved by two-thirds of the entire board of directors of the new company. It is expected that the new company will initially pay a quarterly cash dividend of $0.15 per share.

         In addition to the dividend payout provision of the new company's bylaws, the timing and amount of dividends paid on new company common stock will depend upon the earnings, cash requirements and financial condition of the new company, as well as other factors deemed relevant by the new company's board of directors. Also, the primary source for dividends paid to new company stockholders is expected to be dividends paid to the new company from its subsidiary banks. There are various regulatory restrictions on the payment of dividends by the banks. See "Supervision and Regulation--Dividends."


         The following table sets forth the last reported sale prices per share of MB Financial common stock and the equivalent per share prices for MidCity Financial common stock giving effect to the merger on (i) April 19, 2001, the last trading day preceding public announcement of the signing of the merger agreement; and (ii) ______, 2001, the last practicable date prior to the mailing of this joint proxy statement-prospectus.


                                                                          EQUIVALENT PRICE PER
                                                 MB Financial               MIDCITY FINANCIAL
                                                 Common Stock                   SHARE(1)
                                               ----------------              ----------------

April 19, 2001...........................           $16.50                      $3,800.44
________, 2001...........................


-----------------
(1) The equivalent price per share of MidCity Financial common stock at each specified date was determined by multiplying: (i) the last reported sale price of MB Financial common stock on that date by (ii) 230.32955, the number of new company shares to be issued for each MidCity Financial share.

         As of __________, 2001, the ________ outstanding shares of MB Financial common stock were held by approximately _____ record owners and the outstanding shares of MidCity Financial common stock by approximately record owners.

                                  RISK FACTORS

         IN ADDITION TO THE OTHER INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE INTO THIS JOINT PROXY STATEMENT-PROSPECTUS, INCLUDING THE MATTERS ADDRESSED UNDER THE CAPTION "DISCLOSURE REGARDING FORWARD-LOOKING
STATEMENTS," YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS IN DECIDING WHETHER TO VOTE FOR ADOPTION OF THE MERGER AGREEMENT.

DUE TO MARKET PRICE FLUCTUATIONS, YOU CANNOT BE SURE OF THE VALUE OF THE STOCK THAT YOU WILL RECEIVE IN THE MERGER.


         Upon completion of the merger, all shares of MB Financial and MidCity Financial common stock will be converted into shares of new company common stock. The exchange ratios at which the shares will be converted are fixed and there will be no adjustments to the exchange ratios for changes in the market price of MB Financial common stock. Each party does have the right to terminate the merger agreement if (1) the average closing price per share of MB Financial common stock over the 20 consecutive trading day period ending on the date on which the last required regulatory approval for the merger has been received (referred to as the "determination date") is less than $13.29, AND (2) the percentage decline in value of MB Financial common stock determined by dividing that average price by $16.50, which was the closing price of MB Financial common stock on the day prior to announcement of the merger (referred to as the "start date"), is greater than the percentage decline in value from the start date to the determination date of an index based on the stock prices of a select group of financial institution holding companies, after subtracting 15% from the percentage decline in value of the index. See "The Merger--Termination of the Merger Agreement." There can be no assurance, however, that either party will exercise its right to terminate due to such a decline in the market value of MB Financial common stock, should this decline occur. Any change in the price of MB Financial common stock prior to the completion of the merger will affect the value of the new company stock that you will receive on the date of the merger. The closing prices of MB Financial common stock on April 19, 2001 (the date prior to the date on which the merger was announced) and ____________, 2001(the latest practicable date prior to the printing of this joint proxy statement-prospectus) were $16.50 and $_________ . As of these dates, and based on these prices and the MB Financial and MidCity Financial exchange ratios, the value of the new company stock to be received for each MB Financial share was $16.50 and $_________ , and the value of the new company stock to be received for each MidCity Financial share was $3,800.44 and $_________ .


         Changes in MB Financial's stock price may result from a variety of factors, including general market and economic conditions, the future financial condition and operating results of MB Financial, changes in the business, operations and prospects of MB Financial, as well as regulatory considerations. Many of these factors are beyond the control of MB Financial.




THE ANTICIPATED BENEFITS OF THE MERGER MAY NEVER BE REALIZED.


     The success of the merger will depend, in part, on the new company's ability to realize the anticipated cost savings, revenue enhancements, growth opportunities and synergies of combining MB Financial and MidCity Financial. Cost savings expected to be realized during the first year of combined operations are estimated to be approximately $8.2 million. These cost savings are expected to come from a number of areas, including: two executive officers of MidCity Financial retiring upon completion of the merger; reduced need for outsourcing services and temporary help; cost efficiencies in marketing and other areas; and reduced director fees and professional and legal fees. Revenue enhancements of approximately $2.5 million are expected as a result of the maturity of approximately $250 million in investment securities, with the proceeds being invested in higher-yielding loans collateralized by the assignment of leases. Growth opportunities are believed to be presented in wealth management, where MidCity Financial is strong and the new company should be even stronger by benefitting from combining the two companies' customer bases. Another growth opportunity area is lending, where MB Financial's growth-oriented focus should serve the new company well. Synergies are expected to come from combining back office and other areas of operations, and should be aided by the fact that the two companies' focus on the same type of lending and have complimentary management styles. Notwithstanding these anticipated benefits of the merger, inherent uncertainties exist in integrating the operations of two companies. In addition, the markets in which the new company will operate are highly competitive. The new company also could lose key personnel. These factors could contribute to the new company not achieving the expected benefits from the merger within the desired time frames, if at all.


MIDCITY FINANCIAL'S STOCKHOLDERS ARE EXPECTED TO CONTROL APPROXIMATELY 60% OF THE OUTSTANDING SHARES OF THE NEW COMPANY IMMEDIATELY AFTER THE MERGER.

         For MB Financial stockholders, one important factor to consider is that immediately after the merger, MidCity Financial's stockholders will control more than a majority of the new company's outstanding shares. Thus, if all or nearly all of the former MidCity stockholders voted their new company shares in concert on a particular matter submitted to a vote of the new company stockholders, the former MidCity stockholders likely would determine the outcome of the vote, regardless of how the former MB Financial stockholders voted.

CHANGES IN INTEREST RATES COULD REDUCE THE NEW COMPANY'S INCOME AND CASH FLOWS.

         After the merger, the new company's net income and cash flows will, like the net income and cash flows of MB Financial and MidCity Financial, depend to a great extent on the difference between the interest earned on interest-earning assets such as loans and investment securities, and the interest paid on interest-bearing liabilities such as deposits and borrowings. The interest earned and paid on assets and liabilities will be highly sensitive to many factors which are beyond the new company's control, including general economic conditions and the policies of various governmental and regulatory agencies, in particular, the Federal Reserve Board. Changes in monetary policy, including changes in interest rates, will influence the origination of loans, the purchase of investments, the generation of deposits and the rates received on loans and investment securities and paid on deposits. Fluctuations in these areas could adversely affect the new company.

CHANGES IN LOCAL ECONOMIC CONDITIONS COULD ADVERSELY AFFECT THE NEW COMPANY'S LOAN PORTFOLIO.

         Approximately 80% of the loans in the new company's loan portfolio after the merger will be to businesses and individuals in the Chicago metropolitan area. Unfavorable or worsening economic conditions in this area could impact the new company adversely, as the ability of borrowers to pay their loans according to the terms of the loans and the value of collateral securing these loans may be adversely affected.

GOVERNMENTAL REGULATION AND LEGISLATION COULD LIMIT THE NEW COMPANY'S FUTURE GROWTH.

         Like MB Financial and MidCity Financial and their subsidiary banks, the new company and its subsidiaries will be subject to extensive state and federal regulation, supervision and legislation that govern almost all aspects of the operations of the new company and its subsidiaries. See "Supervision and Regulation." These laws and regulations may change from time to time and are primarily intended for the protection of consumers, depositors and the deposit insurance funds. The impact of any changes to these laws and regulations may negatively impact the new company's ability to expand its services and to increase the value of its business. While we cannot predict what effect any presently contemplated or future changes in the laws or regulations or their interpretations would have on the new company, these changes or interpretations could be materially adverse to stockholders of the new company.

IF THE NEW COMPANY DOES NOT ADJUST TO RAPID CHANGES IN THE FINANCIAL SERVICES INDUSTRY, ITS FINANCIAL PERFORMANCE MAY SUFFER.

         The new company's ability to continue our history of strong financial performance and return on investment to stockholders will depend in part on its ability to expand its scope of available financial services as needed to meet the needs and demands of its customers. In addition to the challenge of attracting and retaining customers for traditional banking services, competitors include securities dealers, brokers, mortgage bankers, investment advisors and finance and insurance companies who seek to offer one-stop financial services to their customers that may include services that banks have not been able or allowed to offer to their customers in the past. The increasingly competitive environment is a result primarily of changes in regulation, technology and product delivery systems, and the accelerating pace of consolidation among financial service providers.


HOVDE FINANCIAL LLC AND ITS AFFILIATED ENTITIES OWN MORE THAN 5% OF THE OUTSTANDING SHARES OF MB FINANCIAL COMMON STOCK.

         In evaluating the fairness opinion delivered by Hovde Financial LLC, you should take into account the fact that Hovde and its affiliated entities own more than 5% of outstanding shares of MB Financial common stock. This investment interest in MB Financial may affect Hovde Financial LLC's ability to deliver an unbiased opinion regarding the fairness of the MidCity Financial exchange ratio, from a financial point of view, to the stockholders of MidCity Financial. Because of Hovde Financial LLC's investment interest in MB Financial, the MidCity Financial board of directors sought and obtained the opinion of Alex Sheshunoff & Company LLP with respect to the fairness of the MidCity Financial exchange ratio, from a financial point of view, to the stockholders of MidCity Financial.

                 DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

         This document, including information incorporated into this document by reference, contains statements about MB Financial, MidCity Financial and the new company which we believe are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include information regarding the financial condition, results of operations and businesses of MB Financial and MidCity Financial before the merger and the new company after the merger. They also include information relating to the synergies, efficiencies, cost savings and revenue enhancements that are expected to be realized from the merger.

         The sections of this document which contain forward-looking statements include "Questions and Answers About the Merger and the Special Meetings," o "Summary," o The Merger--Background of the Merger," "--Reasons for the Merger and Recommendations of the Boards of Directors," "Opinion of MB Financial's Financial Advisor" and "--Opinions of MidCity Financial's Financial Advisors," and o "Unaudited Pro Forma Condensed Combined Financial Information." Forward-looking statements are also identified by words such as "believes," "anticipates," "estimates," "projects," "expects," "intends," "plans," "should," "potential," or similar expressions.

         Forward-looking statements involve certain risks and uncertainties. You should understand that the following important factors, in addition to those discussed elsewhere in this document and in the documents which are incorporated into this joint proxy statement-prospectus by reference, could affect the future results of the new company after the merger, and could cause those results to differ materially from those expressed in the forward- looking statements:

          o expected cost savings and synergies from the merger might not be realized within the expected time frame;

          o    revenues following the merger could be lower than expected;

          o costs or difficulties related to the integration of the businesses of MB Financial and MidCity might be greater than expected;

          o deposit attrition, operating costs, customer loss and business disruption before and after the merger might be greater than expected;

          o competitive pressures among depository institutions, particularly in the Chicago banking market;

          o    the credit risks of lending activities;

          o changes in the interest rate environment and in the demand for loans;

          o    real estate values;

          o general economic conditions, either nationally or in the states in which the new company will be doing business, might be less favorable than expected;

          o    new legislation or regulatory changes;

          o    changes in accounting principles, policies or guidelines; and

          o other economic, competitive, governmental, regulatory and technological factors affecting the operations, pricing, products and services of MB Financial and MidCity Financial before the merger and of the new company after the merger.

         Further information on other factors which could affect the results or outcomes projected in forward- looking statements is included in MB Financial's SEC filings incorporated by reference into this joint proxy statement-prospectus. See "Where You Can Find More Information."

                SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

HOW WE PREPARED THE FINANCIAL STATEMENTS

         We are providing the following information to aid you in your analysis of the financial aspects of the merger. This information is derived from (1) MB Financial's audited financial statements for the years ended December 31, 2000, 1999, 1998, 1997 and 1996 and unaudited financial statements for the six months ended June 30, 2001 and 2000 and (2) MidCity Financial's audited financial statements for the years ended December 31, 2000, 1999, 1998, 1997 and 1996 and unaudited financial statements for the six months ended June 30, 2001 and 2000. Data at and for the six months ended June 30, 2001 may not be indicative of results for any future period or periods.


         The following information is only a summary. You should read it together with MB Financial's historical financial statements and related notes contained in its Annual Report on Form 10-K for the year ended December 31, 2000 and Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2001 filed with the SEC and MidCity Financial's historical financial statements and related notes contained in this joint proxy statement-prospectus. See "Where You Can Find More Information" and "Index to Financial Statements of MidCity Financial Corporation."

POOLING OF INTERESTS ACCOUNTING TREATMENT

         We expect that the merger will be accounted for as a pooling-of-interests. This means that, for accounting and financial reporting purposes, we will treat our companies as if they had always been combined. For a more detailed description of pooling of interests accounting, see "The Merger--Accounting Treatment."

         We have presented unaudited pro forma condensed combined financial information that reflects the pooling-of-interests method of accounting to give you a better picture of the types of changes to our financial statement that will be made to reflect the merger. We prepared the pro forma condensed combined statements of income and pro forma combined balance sheet by adding or combining the historical amounts of each company. The accounting policies of MB Financial and MidCity Financial are substantially similar. Consequently, we did not make adjustments to the unaudited pro forma condensed combined financial statements to conform the accounting policies of the combining companies. The pro forma information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, is not necessarily indicative of the results of operations which would have occurred had MB Financial and MidCity Financial constituted a single entity since January 1, 1998, and does not attempt to predict or suggest future results.

MERGER-RELATED AND INTEGRATION-RELATED EXPENSES

          We expect that we will incur restructuring and merger-related expenses as a result of combining our companies. We estimate that merger-related fees and expenses, consisting primarily of SEC filing fees, fees and expenses of investment bankers, attorneys and accountants, and financial printing and other related charges, will be approximately $4.1 million. We estimate that pre-tax costs of approximately $15.5 million will be incurred for severance and other integration-related expenses, including the elimination of duplicate facilities and excess capacity, operational realignment and related workforce reductions. These expenditures are necessary to reduce costs and operate efficiently. These costs will be charged to operations in the relevant period and therefore are not reflected in the unaudited pro forma combined statements of income. These charges are reflected in the unaudited pro forma combined balance sheet as of June 30, 2001.

PERIODS COVERED

         The unaudited pro forma condensed combined statements of income combine MB Financial's historical results for the six month periods ended June 30, 2001 and 2000, and the years ended 2000, 1999 and 1998 with MidCity Financial's results for the same periods, giving effect to the merger as if it had occurred as of the first day of each period presented. The unaudited pro forma combined balance sheet combines the historical consolidated statements of financial condition of MB Financial and MidCity Financial as of June 30, 2001, giving effect to the merger as if it had occurred on June 30, 2001. The selected unaudited pro forma condensed combined financial data have been derived from and should be read in conjunction with the unaudited pro forma combined financial statements and related notes contained elsewhere in this joint proxy statement-prospectus. See "Unaudited Pro Forma Combined Financial Statements."

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA OF MB FINANCIAL, INC.

                                        AT OR FOR THE SIX MONTHS
                                                  ENDED                           AT OR FOR THE
                                                 JUNE 30,                     YEAR-ENDED-DECEMBER-31,
                                      ----------------------------  -------------------------------------------
                                           2001           2000           2000           1999           1998
                                      -------------  -------------  -------------  -------------  -------------
                                                      (In thousands, except common share data)
STATEMENT OF INCOME DATA:
  Interest income.....................     $55,483         $48,789       $104,090        $82,291        $57,632
  Interest expense....................      32,712          26,860         59,441         41,767         29,826
                                         ---------       ---------     ----------      ---------      ---------
  Net interest income.................      22,771          21,929         44,649         40,524         27,806
  Provision for loan losses...........       1,400           1,590          3,090          1,260            750
                                         ---------       ---------     ----------      ---------      ---------
  Net interest income after
    provision for loan losses.........      21,371          20,339         41,559         39,264         27,056
  Other income(1).....................       6,582           5,512         10,722          9,062          9,940
  Other expense.......................      18,493          17,919         35,745         33,560         27,136
                                         ---------       ---------     ----------      ---------      ---------
  Income before income taxes
     and minority interest............       9,460           7,932         16,536         14,766          9,860
  Applicable income taxes.............       3,222           2,411          4,931          4,812          3,605
                                         ---------       ---------     ----------      ---------      ---------
  Income before minority
    interest..........................       6,238           5,521         11,605          9,954          6,255
  Minority interest...................         ---             ---            ---            ---            ---
                                         ---------       ---------     ----------      ---------      ---------
  Net income..........................       6,238           5,521         11,605          9,954          6,255
  Preferred stock dividend............         ---             ---            ---            ---          1,085
                                         ---------       ---------     ----------      ---------      ---------
  Net income available to
    common stockholders...............    $  6,238        $  5,521      $  11,605       $  9,954       $  5,170
                                          ========        ========      =========       ========       ========
 COMMON SHARE DATA(2):
  Basic earnings per common
    share.............................   $    0.88       $    0.78    $      1.64      $    1.51      $    1.26
  Diluted earnings per common
    share.............................        0.86            0.78           1.64           1.51           1.25
  Book value per common share.........       14.22           11.80          12.99          11.24          11.46
  Weighted average common
   shares outstanding.................   7,064,236       7,064,515      7,064,515      6,586,596      4,093,254
  Dividend payout ratio...............       0.00%           0.00%          0.00%          0.00%          0.00%
  Cash dividends per common                    ---             ---            ---            ---            ---
    share.............................

                                      ----------------------------
                                           1997           1996
                                      -------------  -------------

STATEMENT OF INCOME DATA:
  Interest income.....................      $51,686        $39,530
  Interest expense....................       25,172         18,180
                                           --------      ---------
  Net interest income.................       26,514         21,350
  Provision for loan losses...........          971            572
                                           --------      ---------
  Net interest income after
    provision for loan losses.........       25,543         20,778
  Other income(1).....................        4,935          2,939
  Other expense.......................       24,195         16,868
                                           --------      ---------
  Income before income taxes
     and minority interest............        6,283          6,849
  Applicable income taxes.............        2,402          2,576
                                           --------      ---------
  Income before minority
    interest..........................        3,881          4,273
  Minority interest...................         (432)          (636)
                                           --------      ---------
  Net income..........................        3,449          3,637
  Preferred stock dividend............          276            ---
                                           --------      ---------
  Net income available to
    common stockholders...............     $  3,173       $  3,637
                                           ========       ========
 COMMON SHARE DATA(2):
  Basic earnings per common
    share.............................    $    0.76      $    0.88
  Diluted earnings per common
    share.............................         0.76           0.88
  Book value per common share.........        10.20           9.41
  Weighted average common
   shares outstanding.................    4,151,036      4,143,938
  Dividend payout ratio...............        0.00%          0.00%
  Cash dividends per common
    share.............................          ---            ---

---------------------------
(1) For the year ended December 31, 1998, other income included a $4.1 million gain on the sale of Coal City National Bank.
(2) The information subsequent to December 31, 1998 reflects the merger of Avondale Financial Corporation and MB Financial.


                                        AT OR FOR THE SIX MONTHS
                                                  ENDED                           AT OR FOR THE
                                                 JUNE 30,                    YEAR-ENDED-DECEMBER-31,
                                      ----------------------------  -------------------------------------------
                                           2001           2000           2000           1999           1998
                                      -------------  -------------  -------------  -------------  -------------
                                                               (Dollars in thousands)
BALANCE SHEET DATA:
  Cash and due from banks.............   $   29,010     $   25,537     $   31,989     $   29,420     $   23,669
  Investment securities...............      210,329        259,740        233,063        271,313        223,162
  Federal funds sold..................       30,750            ---            ---            ---         20,350
  Loans, gross........................    1,264,260        977,445      1,057,163        903,126        548,353
  Allowance for loan losses...........       17,190         12,638         13,837         12,197          6,344
  Total assets........................    1,679,704      1,405,585      1,458,248      1,309,426        871,891
  Deposits............................    1,297,401        978,911      1,069,264        936,075        645,661
  Short-term and long-term
    borrowings........................      263,265        323,376        281,210        277,267        167,555
  Stockholders' equity................      100,444         83,384         91,741         79,378         46,860

PERFORMANCE RATIOS:
  Return on average assets (1) .......        0.81%          0.83%          0.84%          0.84%          0.76%
  Return on average equity  (1) ......       13.07%         13.35%         13.86%         13.79%         11.16%
  Net interest margin on a
    fully tax equivalent basis (1) ...        3.30%          3.71%          3.62%          3.75%          3.68%
  Loans to deposits...................       97.45%         99.85%         98.87%         96.48%         84.92%

ASSET QUALITY RATIOS:
  Non-performing loans to
    total loans.......................        0.51%          1.09%          0.53%          1.18%          0.89%
  Non-performing assets to
    total assets......................        0.43%          0.80%          0.39%          0.84%          0.61%
  Allowance for loan losses
    to total loans....................        1.36%          1.29%          1.31%          1.35%          1.16%
  Non-performing loans to
     allowance for loan losses........       37.72%         84.19%         40.62%         87.73%         76.83%
  Net loan charge-offs to
    average loans.....................         0.18          0.25%          0.15%          0.63%          0.36%

CAPITAL RATIOS:(2)
  Tier 1 capital (to risk-weighted
    assets)...........................        7.58%          8.50%          8.49%          8.85%          7.38%
  Total capital (to risk-weighted
    assets)...........................        9.96%          9.59%          9.60%         10.01%         10.00%
  Tier 1 capital (to  average
    assets) ..........................        6.59%          7.32%          7.38%          7.47%          5.25%
  Average equity to average
    assets...........................         6.18%          6.08%          6.03%          6.06%          6.67%

OTHER:
  Banking facilities..................           12             13             13             12              8
  Full-time equivalent employees......          335            336            306            312            243

                                      ----------------------------
                                           1997           1996
                                      -------------  -------------

BALANCE SHEET DATA:
  Cash and due from banks.............  $   36,302       $ 31,465
  Investment securities...............     141,927        109,981
  Federal funds sold..................      37,400         20,800
  Loans, gross........................     527,321        388,302
  Allowance for loan losses...........       7,922          4,692
  Total assets........................     802,696        587,798
  Deposits............................     684,060        509,717
  Short-term and long-term
    borrowings........................      50,428         25,399
  Stockholders' equity................      52,526         39,126

PERFORMANCE RATIOS:
  Return on average assets (1) .......       0.54%          0.75%
  Return on average equity  (1) ......       7.08%          9.74%
  Net interest margin on a
    fully tax equivalent basis (1) ...       4.12%          4.23%
  Loans to deposits...................      77.09%         76.18%

ASSET QUALITY RATIOS:
  Non-performing loans to
    total loans.......................       1.87%          0.35%
  Non-performing assets to
    total assets......................       1.70%          0.23%
  Allowance for loan losses
    to total loans....................       1.50%          1.21%
  Non-performing loans to
     allowance for loan losses........     124.73%         28.92%
  Net loan charge-offs to
    average loans.....................       0.07%           ---%

CAPITAL RATIOS:(2)
  Tier 1 capital (to risk-weighted
    assets)...........................       7.09%          8.00%
  Total capital (to risk-weighted
    assets)...........................      10.00%         10.14%
  Tier 1 capital (to  average
    assets) ..........................       5.15%          6.16%
  Average equity to average
    assets...........................        6.72%          6.57%

OTHER:
  Banking facilities..................          11              6
  Full-time equivalent employees......         287            199

--------------------------

(1)  Ratios for the six months ended June 30, 2001 and 2000 are annualized.



(2)  Ratios presented are for MB Financial on a consolidated basis.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA OF MIDCITY FINANCIAL CORPORATION

                                        AT OR FOR THE SIX MONTHS
                                                  ENDED                           AT OR FOR THE
                                                 JUNE 30,                     YEAR-ENDED-DECEMBER-31,
                                      ----------------------------  -------------------------------------------
                                           2001           2000           2000           1999           1998
                                      -------------  -------------  -------------  -------------  -------------
                                                      (In thousands, except common share data)
STATEMENT OF INCOME DATA:
  Interest income.....................   $   60,832     $   60,602   $    123,898   $    114,660   $    107,152
  Interest expense....................       30,002         29,124         61,786         52,363         49,488
                                         ----------     ----------   ------------   ------------   ------------
  Net interest income.................       30,830         31,478         62,112         62,297         57,664
  Provision for loan losses...........          620          2,537          5,073          1,405            770
                                         ----------     ----------   ------------   ------------   ------------
  Net interest income after
     provision for loan losses........       30,210         28,941         57,039         60,892         56,894
  Noninterest income..................        6,872          4,890          9,726         10,587          9,953
  Noninterest expense.................       23,996         24,300         48,154         44,596         43,139
                                         ----------     ----------   ------------   ------------   ------------
  Income before income taxes..........       13,086          9,531         18,611         26,883         23,708
  Applicable income taxes.............        4,462          1,719          3,255          8,463          7,237
                                         ----------     ----------   ------------   ------------   ------------
  Net income..........................   $    8,624     $    7,812    $    15,356    $    18,420    $    16,471
                                         ==========     ==========    ===========    ===========    ===========
SHARE DATA:
  Basic and diluted earnings
    per share.........................   $   187.45     $   169.80   $     333.78   $     398.24   $     347.83
  Book value per share................   $    4,306     $    3,914   $      4,033   $      3,809   $      3,529
  Weighted average shares
     outstanding......................       46,007         46,007         46,007         46,254         47,354
  Cash dividends declared per
    share.............................   $    35.00     $    55.00    $    125.00   $      75.00   $      60.00
  Dividend payout ratio...............       18.67%         32.39%         37.45%         18.83%         17.25%
BALANCE SHEET DATA:
  Cash and due from banks.............   $   54,397     $   59,156    $    67,535   $     56,813   $     52,836
  Investment securities...............      719,636        701,389        710,093        711,657        747,699
  Federal funds sold..................       10,750         11,975         29,775          7,700         20,275
  Loans, gross........................      983,511        951,393        960,187        959,879        780,154
  Allowance for loan loss.............       12,362         12,308         12,999          9,410          9,564
  Total assets........................    1,824,530      1,786,303      1,829,103      1,797,881      1,643,378
  Deposits............................    1,555,748      1,533,093      1,570,131      1,544,916      1,447,396
  Short-term borrowings and
   Federal Home Loan Bank
    advances..........................       59,192         58,238         57,187         62,154         15,858
  Stockholders' equity................      198,096        180,084        185,565        175,261        165,241

                                      ----------------------------
                                           1997           1996
                                      -------------  -------------

STATEMENT OF INCOME DATA:
  Interest income.....................    $   101,903    $    96,241
  Interest expense....................         48,583         45,802
                                          -----------    -----------
  Net interest income.................         53,320         50,439
  Provision for loan losses...........            645            918
                                          -----------    -----------
  Net interest income after
     provision for loan losses........         52,675         49,521
  Noninterest income..................          7,874          7,378
  Noninterest expense.................         37,373         37,524
                                          -----------    -----------
  Income before income taxes..........         23,176         19,375
  Applicable income taxes.............          6,922          5,339
                                          -----------    -----------
  Net income..........................    $    16,254    $    14,036
                                          ===========    ===========
SHARE DATA:
  Basic and diluted earnings
    per share.........................    $    342.91    $    295.69
  Book value per share................    $     3,256    $     2,963
  Weighted average shares
     outstanding......................         47,400         47,469
  Cash dividends declared per
    share.............................    $     56.00    $     44.00
  Dividend payout ratio...............         16.33%         14.88%
BALANCE SHEET DATA:
  Cash and due from banks.............    $    52,121    $    57,297
  Investment securities...............        758,529        724,376
  Federal funds sold..................         16,450          1,900
  Loans, gross........................        687,185        640,339
  Allowance for loan loss.............          9,341          8,548
  Total assets........................      1,560,377      1,461,904
  Deposits............................      1,380,091      1,304,125
  Short-term borrowings and
   Federal Home Loan Bank
    advances..........................         11,578          4,109
  Stockholders' equity................        154,329        140,485

                                      AT OR FOR THE SIX MONTHS
                                              ENDED                                         AT OR FOR THE
                                             JUNE 30,                                  YEAR-ENDED-DECEMBER-31,
                                    --------------------------  -------------------------------------------------------------------
                                        2001          2000          2000          1999          1998          1997          1996
                                    ------------  ------------  ------------  ------------  ------------  ------------  -----------
PERFORMANCE RATIOS:
  Return on average assets (1)  ....    0.96%         0.85%         0.85%         1.06%         1.04%         1.09%         0.98%
  Return on average equity (1)......    8.96          8.50          8.55         10.90         10.18         10.96         10.73
  Net interest margin (1)...........    3.74          3.92          3.82          3.95          4.00          3.95          3.95
  Loans to deposits.................   63.22         62.06         61.15         62.13         53.95         49.79         49.10
ASSET QUALITY RATIOS:
  Non-performing loans to
    total loans.....................    0.89          0.75          1.12          0.66          0.26          0.16          0.49
  Non-performing assets to
    total assets....................    0.49          0.44          0.62          0.39          0.15          0.10          0.25
  Allowance for loan loss
    to total loans..................    1.26          1.29          1.35          0.98          1.22          1.36          1.33
  Non-performing loans to
    allowance for loan loss.........   72.54         64.30         82.74         66.95         25.90         13.07         36.61
  Net loan charge-offs to average
     loans..........................    0.13          0.07          0.16          0.23          0.08          0.04          0.22
CAPITAL RATIOS:(2)
  Tier I capital (to risk-
    weighted assets)................   15.46         15.21         15.65         14.94         16.77         17.24         18.09
  Total capital (to risk-weighted
     assets)........................   16.55         16.37         16.86         15.83         17.79         18.34         19.20
  Tier I capital (to average assets)    9.68          9.20          9.28          8.68          9.91          9.45          9.56
OTHER:
  Banking facilities                      25            26            26            26            22            19            19
  Full-time equivalent employees....     479           465           479           480           457           531           508

-----------------------

(1)  Ratios for the six months ended June 30, 2001 and 2000 are annualized.
(2)  Ratios presented are for MidCity Financial on a consolidated basis.

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA


                                            AT OR FOR THE SIX
                                               MONTHS ENDED                AT OR FOR THE YEAR ENDED
                                                 JUNE 30,                         DECEMBER 31,
                                       --------------------------  ------------------------------------------
                                            2001          2000         2000           1999           1998
                                       ------------  ------------  -------------  ------------  -------------
                                                        (In thousands, except common share data)
STATEMENT OF INCOME DATA:
  Interest income....................  $    116,315  $    109,391  $     227,988  $    196,951  $     164,784
  Interest expense...................        62,714        55,984        121,227        94,130         79,314
                                       ------------  ------------  -------------  ------------  -------------
  Net interest income................        53,601        53,407        106,761       102,821         85,470
  Provision for loan losses..........         2,020         4,127          8,163         2,665          1,520
                                       ------------  ------------  -------------  ------------  -------------
  Net interest income after
    provision for loan losses........        51,581        49,280         98,598       100,156         83,950
  Other income.......................        13,454        10,402         20,448        19,649         19,893
  Other expenses.....................        42,489        42,219         83,899        78,156         70,275
                                       ------------  ------------  -------------  ------------  -------------
  Income taxes before income
    taxes............................        22,546        17,463         35,147        41,649         33,568
 Applicable income taxes.............         7,684         4,130          8,186        13,275         10,842
                                       ------------  ------------  -------------  ------------  -------------
 Net income..........................        14,862        13,333         26,961        28,374         22,726
 Preferred stock dividend............           ---           ---            ---           ---          1,085
                                       ------------  ------------  -------------  ------------  -------------
  Net income available to common
    stockholders.....................  $     14,862  $     13,333  $      26,961  $     28,374  $      21,641
                                       ============  ============  =============  ============  =============
COMMON SHARE DATA:
  Basic earnings per common
    share............................  $       0.84  $       0.75  $        1.53  $       1.65  $        1.44
  Diluted earnings per common
   share.............................  $       0.83  $       0.75  $        1.53  $       1.64  $        1.44
  Basic weighted average shares
    outstanding......................    17,661,008    17,661,287     17,661,287    17,240,259     15,000,280
  Diluted weighted average shares
    outstanding......................    17,850,171    17,671,084     17,668,906    17,251,721     15,038,022
BALANCE SHEET DATA:
  Total assets.......................  $  3,509,434  $  3,191,888  $   3,287,351  $  3,107,307  $   2,515,269
  Investment securities..............       924,968       961,129        943,156       982,970        970,861
  Loans, net.........................     2,218,219     1,903,892      1,990,514     1,841,398      1,312,599
  Total deposits.....................     2,853,149     2,512,004      2,639,395     2,480,991      2,093,057
  Total borrowings...................       322,457       381,614        338,397       339,421        183,413
  Total stockholders' equity.........       284,140       263,468        277,306       254,639        212,101

COMPARATIVE UNAUDITED PER SHARE DATA

         The following summary presents selected comparative unaudited per share data for MB Financial and MidCity Financial on a historical basis, and on a pro forma combined basis and pro forma combined basis per MidCity Financial equivalent share assuming the merger had been effective during the periods presented and accounted for under the pooling of interests accounting method. The pro forma MidCity Financial equivalent information shows the effect of the merger from the perspective of a MidCity Financial stockholder; this information was computed by multiplying the combined pro forma amounts for the merger by 230.32955, the number of new company shares to be issued for each MidCity Financial share.


                                                                                 COMBINED      MIDCITY
                                                                 MIDCITY         PRO FORMA     FINANCIAL
                                                MB FINANCIAL    FINANCIAL       AMOUNTS FOR    EQUIVALENT
                                                 AS REPORTED   AS REPORTED      THE MERGER     PER-SHARE
                                                ------------   -----------      -----------    ----------
BOOK VALUE PER SHARE AT:
     June 30, 2001..............................   $ 14.22      $4,306.00         $ 16.09      $3,706.00
     December 31, 2000..........................     12.99       4,033.00           15.70       3,616.17

CASH DIVIDENDS DECLARED PER COMMON SHARE FOR
THE:
     Six months ended June 30, 2001.............   $   ---      $   35.00(1)      $   ---      $     ---
     Six months ended June 30, 2000.............       ---          55.00             ---            ---
     Year ended December 31, 2000...............       ---         125.00             ---            ---
     Year ended December 31, 1999...............       ---          75.00             ---            ---
     Year ended December 31, 1998...............       ---          60.00             ---            ---

BASIC EARNINGS PER SHARE FOR THE:
     Six months ended June 30, 2001.............   $  0.88      $  187.45         $  0.84      $  193.48
     Six months ended June 30, 2000.............      0.78         169.80            0.75         172.75
     Year ended December 31, 2000...............      1.64         333.78            1.53         352.40
     Year ended December 31, 1999...............      1.51         398.24            1.65         380.04
     Year ended December 31, 1998...............      1.26         347.83            1.44         331.67

DILUTED EARNINGS PER SHARE FOR THE:
     Six months ended June 30, 2001.............   $  0.86      $  187.45         $  0.83      $  191.17
     Six months ended June 30, 2000.............      0.78         169.80            0.75         172.75
     Year ended December 31, 2000...............      1.64         333.78            1.53         352.40
     Year ended December 31, 1999...............      1.51         398.24            1.64         377.74
     Year ended December 31, 1998...............      1.25         347.83            1.44         331.67



(1) Represents dividend for first quarter of 2001. The dividend for the second quarter of 2001, also $35.00 per share, was declared and paid in July 2001.

                              THE SPECIAL MEETINGS


         MB Financial's board of directors is using this document to solicit proxies from the holders of MB Financial common stock for use at MB Financial's special meeting of stockholders. MidCity Financial's board of directors is using this document to solicit proxies from the holders of MidCity Financial common stock for use at MidCity Financial's special meeting of stockholders. Set forth below is information about the special meetings.


MB FINANCIAL SPECIAL MEETING

         TIME AND PLACE OF THE SPECIAL MEETING:

                  ___________, _________, 2001
                  _:_ _.m., Chicago time


                  Chicago, Illinois

         MATTERS TO BE CONSIDERED AT THE SPECIAL MEETING. At the MB Financial special meeting of stockholders, MB Financial stockholders will be asked to consider and vote upon: (i) the adoption of the merger agreement; and (ii) any other matters that may properly come before the MB Financial meeting, including approval of any adjournment or postponement of the meeting. As of the date of this document, the MB Financial board of directors is not aware of any other business to be presented for consideration at the MB Financial special meeting other than the matters described in this document.

         RECORD DATE; VOTING RIGHTS OF STOCKHOLDERS. The MB Financial board of directors has fixed the close of business on ________, 2001 as the record date for stockholders entitled to notice of and to vote at the MB Financial special meeting. Only holders of record of MB Financial common stock on the record date are entitled to notice of and to vote at the MB Financial special meeting. Each share of MB Financial common stock that you own as of the close of business on the record date entitles you to one vote. On the MB Financial record date, there were ___________ shares of MB Financial common stock outstanding and entitled to vote at the MB Financial special meeting, held by approximately _____ stockholders of record.

         VOTE REQUIRED. The affirmative vote of the holders of at least a majority of the outstanding shares of MB Financial common stock is required to adopt the merger agreement. YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" ADOPTION OF THE MERGER AGREEMENT.

         Because approval of the proposal to adopt the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of MB Financial common stock, abstentions and failures to vote on this proposal will have the same effect as votes against the proposal. If your shares are held in "street name" with a broker, your broker will likely not be able to vote your shares on the merger agreement without instructions from you. Such shares are referred to as "broker non-votes," which will have the same effect as votes against adoption of the merger agreement.

         The affirmative vote of the holders of a majority of the shares of MB Financial common stock present and voting on the matter may authorize the adjournment or postponement of the MB Financial special meeting. No proxy that is voted against adoption of the merger agreement will be voted in favor of adjournment or postponement to solicit further proxies for that proposal.

         VOTING OF PROXIES. You may vote in person at the MB Financial special meeting or by proxy. To ensure your representation at the MB Financial special meeting, we recommend you vote by proxy even if you plan to attend the MB Financial special meeting. You can always change your vote at the meeting. If your shares are held in street name with a bank or broker and you wish to vote at the MB Financial special meeting, you will need to contact your bank or broker to obtain authorization to do so.

         Voting instructions are included on your proxy card. If you properly give your proxy and submit it in time to vote, your shares will be voted as you have directed. You may vote for, against or abstain with respect to the adoption of the merger agreement. If you are the record holder of your shares and submit your proxy without specifying a voting instruction, your shares will be voted "FOR" the adoption of the merger agreement. If your shares are held in street name with a broker and you fail to provide voting instructions, then as described above under "-- Vote Required," your broker will likely not be permitted to vote your shares on the merger agreement.

         If any other matters are properly presented for consideration at the MB Financial special meeting, the persons named in the form of proxy sent to record holders will have the discretion to vote on those matters in accordance with their best judgment. If a proposal to adjourn the MB Financial special meeting is properly presented, the persons named in the form of proxy sent to record holders will not have discretion to vote shares voted against the proposal to adopt the merger agreement in favor of adjournment to solicit further proxies for that proposal. The MB Financial board is not aware of any other matters to be presented at the MB Financial special meeting other than those described in the notice of the MB Financial special meeting.

         You might receive more than one proxy card depending on how your shares are held. For example, you may hold some of your shares individually, some jointly with your spouse and some in trust for your children -- in which case you will receive three separate proxy cards to vote. Please complete and return all cards.

         REVOCABILITY OF PROXIES. If you are the record holder of your shares, you may revoke your proxy before it is voted by:

        o         submitting a new proxy with a later date;

        o notifying the secretary of MB Financial in writing before the MB Financial special meeting that you have revoked your proxy; or

        o         voting in person at the MB Financial special meeting.

If your shares are held in street name, contact your bank or broker if you wish to revoke your proxy.

         PROXY SOLICITATION COSTS. MB Financial will pay its own costs of soliciting proxies. In addition to this mailing, MB Financial directors, officers and employees may also solicit proxies personally, electronically or by telephone. MB Financial also will reimburse brokers, banks and other nominees for their expenses in sending these materials to their customers and obtaining their voting instructions.

DO NOT SEND IN ANY STOCK CERTIFICATES WITH YOUR PROXY CARDS. AFTER COMPLETION OF THE MERGER, YOU WILL RECEIVE A TRANSMITTAL FORM WITH INSTRUCTIONS FOR THE SURRENDER OF YOUR MB FINANCIAL STOCK CERTIFICATES.

         SECURITY OWNERSHIP. The following table sets forth, as of ________, 2001, certain information as to the beneficial ownership of MB Financial common stock by:

         (1) those persons or entities known by MB Financial to beneficially own more than 5% of the outstanding shares of MB Financial common stock;

         (2)      MB Financial's directors and executive officers, individually;
                  and

         (3)      MB Financial's directors and executive officers as a group.

An asterisk denotes beneficial ownership of less than one percent.


                                                                                              Percent of
                                                                               Amount and     Outstanding
                                                                               Nature of      Shares of
                                                                               Beneficial       Common
               Name and Address of Beneficial Owner                            Ownership        Stock
---------------------------------------------------------                   -------------   --------------
Greater than 5% owners:
    Financial Institution Partners, LP                                         402,838(1)          5.70%
    Financial Institution Partners II, LP
    Financial Institution Partners III, LP
    Hovde Capital, Inc.
    Hovde Capital, LLC
    Hovde Capital, Ltd.
        1824 Jefferson Place, N.W.
        Washington, D.C. 20036
    Eric D. Hovde
        1826 Jefferson Place, N.W.
        Washington, D.C. 20036
    Steven D. Hovde
        1629 Colonial Parkway
        Inverness, Illinois  60067

Directors and Executive Officers, Individually(2)(3)
    Robert S. Engelman, Jr.                                                      324,994           4.46
    Chairman of the Board

    R. Thomas Eiff                                                                33,021           *
    Director

    Alfred Feiger                                                                 74,085           1.05
    Director

    Mitchell Feiger                                                              309,512           4.32
    President, Chief Executive Officer and
     Director of MB Financial; Chairman of the
     Board of Manufacturers Bank

    Burton J. Field                                                               95,081           1.34
    Director of MB Financial; President and Chief
     Executive Officer of Manufacturers Bank

    Lawrence E. Gilford                                                          103,051           1.46
    Director


                                                                                              Percent of
                                                                               Amount and     Outstanding
                                                                               Nature of      Shares of
                                                                               Beneficial       Common
               Name and Address of Beneficial Owner                            Ownership        Stock
---------------------------------------------------------                   -------------   --------------
    Richard I. Gilford                                                           150,764           2.13
    Director

    David L. Husman                                                              118,726           1.68
    Director

    Arthur L. Knight, Jr.                                                         25,797           *
    Director

    Peter G. Krivkovich                                                           21,507           *
    Director

    Clarence Mann                                                                220,260           3.12
    Director

    Hipolito Roldan                                                               11,820           *
    Director

    Jill E. York                                                                  26,246           *
    Vice President and Chief Financial
     Officer of MB Financial; Senior Vice
     President, Chief Financial Officer and
     Director of Manufacturers Bank

    Thomas D. Panos                                                              100,124           1.41
    Executive Vice President, Senior Lending
     Officer and Director of Manufacturers Bank

Directors and executive officers as a group (14 persons)                       1,614,988          21.28


----------------

(1)  As disclosed to MB Financial by the group.
(2) The address for each director and executive officer is: c/o MB Financial Inc., 1200 North Ashland Avenue, Chicago, Illinois 60622.
(3) Includes shares held directly, in retirement accounts, in a fiduciary capacity or by certain affiliated entities or members of the named individuals' families, with respect to which shares the named individuals and group may be deemed to have sole or shared voting and/or dispositive powers. Also includes shares subject to options which are currently exercisable or which will become exercisable within 60 days of August 29, 2001, as follows: Mr. Engelman - 220,385 shares; Mr. Eiff - 27,160 shares; Mr. Alfred Feiger - 6,291shares; Mr. Mitchell Feiger - 111,418 shares; Mr. Field -20,659 shares; Mr. Lawrence Gilford - 6,501 shares; Mr. Richard Gilford - 7,164 shares; Mr. Husman - 5,029 shares; Mr. Knight - 9,464 shares; Mr. Krivkovich - 13,466 shares; Mr. Mann - 6,810 shares; Mr. Roldan
     - 8,194 shares; Ms. York - 22,650 shares; Mr. Panos - 59,522 shares; and all directors and executive officers as a group 524,713 shares.

         VOTING AGREEMENT. The MB Financial directors have entered into a voting agreement with MidCity Financial under which each director has agreed to vote all of the shares of MB Financial Common Stock he owns of record or beneficially and is entitled to vote as of the record date for the MB Financial special meeting in favor of adoption of the merger agreement. See "The Merger--Voting Agreements."

MIDCITY FINANCIAL SPECIAL MEETING

         TIME AND PLACE OF THE SPECIAL MEETING:

                  ___________, _________, 2001
                  _:_ _.m., Chicago time

                  Chicago, Illinois

         MATTERS TO BE CONSIDERED AT THE SPECIAL MEETING. At the MidCity Financial special meeting of stockholders, MidCity Financial stockholders will be asked to consider and vote upon: (i) the adoption of the merger agreement; and (ii) any other matters that may properly come before the MidCity Financial special meeting, including approval of any adjournment or postponement of the meeting. As of the date of this document, the MidCity Financial board of directors is not aware of any other business to be presented for consideration at the MidCity Financial special meeting other than the matters described in this document.

         RECORD DATE; VOTING RIGHTS OF STOCKHOLDERS. The MidCity Financial board of directors has fixed the close of business on ________, 2001 as the record date for stockholders entitled to notice of and to vote at the MidCity Financial special meeting. Only holders of record of MidCity Financial common stock on the record date are entitled to notice of and to vote at the MidCity Financial special meeting. Each share of MidCity Financial common stock that you own as of the close of business on the record date entitles you to one vote. On the MidCity Financial record date, there were ___________ shares of MidCity Financial common stock outstanding and entitled to vote at the MidCity Financial special meeting, held by approximately _____ stockholders of record.

         VOTE REQUIRED. The affirmative vote of the holders of at least two-thirds of the outstanding shares of MidCity Financial common stock is required to adopt the merger agreement. YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE ADOPTION OF THE MERGER AGREEMENT.

         Because approval of the proposal to adopt the merger agreement requires the affirmative vote of the holders of two-thirds of the outstanding shares of MidCity Financial common stock, abstentions and failures to vote on this proposal will have the same effect as votes against the proposal. If your shares are held in "street name" with a broker, your broker will likely not be able to vote your shares on the merger agreement without instructions from you. Such shares are referred to as "broker non-votes," which will have the same effect as votes against adoption of the merger agreement.

         The affirmative vote of the holders of a majority of the shares of MidCity Financial common stock present and voting on the matter may authorize the adjournment or postponement of the MidCity Financial special meeting. No proxy that is voted against adoption of the merger agreement will be voted in favor of adjournment or postponement to solicit further proxies for that proposal.

         VOTING OF PROXIES. You may vote in person at the MidCity Financial special meeting or by proxy. To ensure your representation at the MidCity Financial special meeting, we recommend you vote by proxy even if you plan to attend the MidCity Financial special meeting. You can always change your vote at the meeting. If your shares are held in street name with a bank or broker and you wish to vote at the MidCity Financial special meeting, you will need to contact your bank or broker to obtain authorization to do so.

         Voting instructions are included on your proxy card. If you properly give your proxy and submit it in time to vote, your shares will be voted as you have directed. You may vote for, against or abstain with respect to the adoption of the merger agreement. If you are the record holder of your shares and submit your proxy without specifying a voting instruction, your shares will be voted "FOR" the adoption of the merger agreement. If your shares are held in street name with a broker and you fail to provide voting instructions, then as described above under "-- Vote Required," your broker will likely not be permitted to vote your shares on the merger agreement.

         If any other matters are properly presented for consideration at the MidCity Financial special meeting, the persons named in the form of proxy sent to record holders will have the discretion to vote on those matters in accordance with their best judgment. If a proposal to adjourn the MidCity Financial special meeting is properly presented, the persons named in the form of proxy sent to record holders will not have discretion to vote shares voted against the proposal to adopt the merger agreement in favor of adjournment to solicit further proxies for that proposal. The MidCity Financial board is not aware of any other matters to be presented at the MidCity Financial special meeting other than those described in the notice of the MidCity Financial special meeting.

         You might receive more than one proxy card depending on how your shares are held. For example, you may hold some of your shares individually, some jointly with your spouse and some in trust for your children -- in which case you will receive three separate proxy cards to vote. Please complete and return all cards.

         REVOCABILITY OF PROXIES.  You may revoke your proxy before it is voted by:

        -         submitting a new proxy with a later date;

        - notifying the secretary of MidCity Financial in writing before the MidCity Financial special meeting that you have revoked your proxy; or

        -         voting in person at the MidCity Financial special meeting.

If your shares are held in street name, contact your bank or broker if you wish to revoke your proxy.

         PROXY SOLICITATION COSTS. MidCity Financial will pay its own costs of soliciting proxies. In addition to this mailing, MidCity Financial directors, officers and employees may also solicit proxies personally, electronically or by telephone. MidCity Financial will reimburse brokers, banks and other nominees for their expenses in sending these materials to their customers and obtaining their voting instructions.

DO NOT SEND IN ANY STOCK CERTIFICATES WITH YOUR PROXY CARDS. AFTER COMPLETION OF THE MERGER, YOU WILL RECEIVE A TRANSMITTAL FORM WITH INSTRUCTIONS FOR THE SURRENDER OF YOUR MIDCITY FINANCIAL STOCK CERTIFICATES.

         SECURITY OWNERSHIP. The following table sets forth, as of ________, 2001, certain information as to the beneficial ownership of MidCity Financial common stock by:

         (1) those persons or entities known by MidCity Financial to beneficially own more than 5% of the outstanding shares of MidCity Financial common stock;

         (2) MidCity Financial's directors and executive officers, individually; and

         (3) MidCity Financial's directors and executive officers as a group.

An asterisk denotes beneficial ownership of less than one percent.

                                                                                              Percent of
                                                                              Amount and     Outstanding
                                                                              Nature of       Shares of
                                                                              Beneficial       Common
         Name and Address of Beneficial Owner(1)                              Ownership         Stock
---------------------------------------------------------                   -------------   --------------
E.M. Bakwin                                                                  8,441(2)          18.58%
Chairman and Chief Executive Officer of MidCity Financial

Patrick Henry                                                                8,152(3)          17.95
Director

Thomas H. Harvey                                                             7,591(4)          16.71
Director

Robert N. Bloch                                                              2,475(5)           5.45

Kenneth A. Skopec                                                            1,895(6)           4.17
Director and President of
  MidCity Financial;
  Chief Executive Officer of The
  Mid-City National Bank of Chicago

Ronald D. Santo                                                                   348           *
Director, Executive Vice President and
  Secretary of MidCity Financial;
  President of The Mid-City National
  Bank of Chicago; Chief Executive Officer
  of First National Bank of Elmhurst

William F. McCarty, III                                                           187(7)        *
Senior Vice President of MidCity Financial; President and
  Chief Executive Officer of First National Bank of Morton
  Grove

Richard S. Holmstrom                                                               87           *
Director

Eugene Sawyer                                                                       2           *
Director

Jack C. Chen                                                                        1           *
Director

James N. Hallene                                                                    1           *
Director

Leslie S. Hindman                                                                   1           *
Director

Directors and executive officers as a group (10 persons)                       24,717           54.41


------------
(1) The address for each person listed except Mr. Bloch is c/o MidCity Financial Corporation, 801 West Madison Street, Chicago, Illinois 60607. The address for Mr. Bloch is 2714 Divisadero Street, San Francisco, California 94123.

(2) Includes 1,426 shares of MidCity Financial common stock owned by third parties, some of whom are relatives of Mr. Bakwin, over which he exercises sole voting control; 86 shares held in trust for Mr. Harvey for which Mr. Bakwin is sole trustee; 52 shares held in trust for an unrelated third party over which he, as co-trustee with Mr. Marshall S. Leaf and Mr. Skopec, exercises voting control; 1,645 shares held in the Blanche Morris 1966 Trust over which he, as co-trustee with Mr. Henry and Mr. Skopec, exercises voting control; 528 shares held in trust for Mr. Harvey's family members, over which he, as co-trustee with Mr. Harvey, can exercise voting control; 63 shares held in trust for Mr. Skopec's family members, over which he, as co-trustee with Mr. Skopec, can exercise voting control; and 10 shares held in trust over which he, as co-trustee with Mr. Skopec and Mr. J. Nies, can exercise voting control.
(3) Includes 1,645 shares referred to in footnote (2) and 6,381 shares held in trust for Mr. Henry's children over which he, as co-trustee with Mrs. Karen
     C. Reid and Mr. William J. Campbell, Jr., exercises voting control.
(4) Includes 86 shares, and 528 shares referred to in footnote (2); also includes 5,790 shares held by family members over which he can exercise voting control.
(5) Includes 240 shares held by family members over which he can exercise voting control.
(6) Includes 52 shares, 1,645 shares 63 shares and 10 shares referred to in footnote (2); also includes 40 shares held in joint tenancy with Mr. Skopec's wife.
(7) Includes 135 shares held by family members over which Mr. McCarty exercises voting control.


         VOTING AGREEMENT. The MidCity Financial directors have entered into a voting agreement with MB Financial under which each director has agreed to vote all of the shares of MidCity Financial Common Stock he or she owns of record and is entitled to vote as of the record date for the MidCity Financial special meeting in favor of adoption of the merger agreement. See "The Merger--Voting Agreements."

                                   THE MERGER

         THE INFORMATION IN THIS JOINT PROXY STATEMENT-PROSPECTUS CONCERNING THE TERMS OF THE MERGER IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE MERGER AGREEMENT, WHICH IS ATTACHED AS APPENDIX A AND INCORPORATED INTO THIS JOINT PROXY STATEMENT-PROSPECTUS BY REFERENCE. YOU ARE URGED TO READ THE MERGER AGREEMENT IN ITS ENTIRETY.

GENERAL

         MB Financial and MidCity Financial have agreed to combine in a "merger of equals." Pursuant to the merger agreement, MB Financial and MidCity Financial each will separately and simultaneously merge into a newly formed company, with the new company as the surviving entity. Unless both MB Financial and MidCity Financial agree to a later date, on or before the fifth business day after all of the conditions to completion of the transaction have been satisfied or waived, a certificate of merger for each of the two mergers will be filed with the Delaware Secretary of State and articles of merger for each of the two mergers will be filed with the Maryland State Department of Assessments and Taxation, and the mergers will contemporaneously become effective. For simplicity, we have in most places in this joint proxy statement-prospectus referred to the mergers of our companies into the new company as the "merger." We sometimes refer to the time at which the merger becomes effective as the "effective time."

         Upon completion of the merger, the new company, currently named "MB-MidCity, Inc.," will be renamed "MB Financial, Inc." Each share of MB Financial common stock prior to the merger will be exchanged for one share of the common stock of the new company. Each share of MidCity Financial common stock will be exchanged for 230.32955 shares of new company common stock, with cash paid in lieu of fractional share interests. See "-- Consideration to be Received in the Merger."

         Based on the number of shares of MB Financial and MidCity Financial common stock outstanding as of __________, 2001, the stockholders of MB Financial will own approximately 40% and the stockholders of MidCity Financial will own approximately 60% of the outstanding shares of the new company after the merger. The corporate headquarters of the new company will be located at the current headquarters of MidCity Financial.

BACKGROUND OF THE MERGER

         In January 2000, the MidCity Financial board of directors met to discuss MidCity Financial's strategic alternatives as a community bank with approximately $1.8 billion in assets headquartered in Chicago, Illinois. The board believed a review of strategic alternatives was appropriate in light of its desire to provide liquidity to MidCity Financial stockholders and to develop a succession plan for current management. A nationally recognized investment banking firm (which is not acting as a financial advisor to MidCity Financial in connection with the merger with MB Financial) was engaged by MidCity Financial to assist the board in its review.

         Following its engagement, the investment banking firm met with the Strategic Planning Committee of the MidCity Financial board of directors. Several possible strategic alternatives were discussed, including an executive search for additional senior management, a special dividend, a stock split and initial public offering, a sale of MidCity Financial in whole or in part, and a spin-off of MidCity's Abrams Centre National Bank and Union Bank and Trust Company subsidiaries. The investment banking firm reviewed with the committee the potential valuation ranges of MidCity Financial under each of the potential strategies. Following its review and consideration of the alternatives presented, the committee determined to investigate further the possibility of the sale of MidCity Financial.

         After meeting with the Strategic Planning Committee, the investment banking firm attended a meeting of the MidCity Financial board of directors at which the firm presented a list of banking companies which it believed might have an interest in merging with or acquiring MidCity Financial. After reviewing the list, the board authorized the investment banking firm to make confidential inquiries to 17 of the companies listed. Of the companies contacted by the investment banking firm, eleven expressed interest in either an acquisition of or merger with MidCity Financial, or the purchase of one or more, but not all, of MidCity Financial's subsidiary banks. None of the six other companies contacted expressed an interest in a transaction with MidCity Financial or any of its subsidiary banks.


         On March 6, 2000, the investment banking firm met with MidCity Financial's board of directors to discuss the expressions of interest received. The board determined that six of these expressions of interest were worthy of its consideration; each was a proposal for the purchase of one or more, but not all, of MidCity Financial's subsidiary banks. On March 21, 2000, the investment banking firm and MidCity Financial's legal counsel, Winston & Strawn, met with MidCity Financial's board of directors to further discuss the six expressions of interest. After considering the prices proposed and the tax effects of a sale of one or more subsidiary banks, the MidCity Financial board of directors decided not to further pursue these expressions of interest and determined that the best course was for MidCity Financial to remain independent.


         Following this decision to remain independent, the MidCity Financial board of directors continued its ongoing evaluation of other strategic opportunities. At a meeting held on April 12, 2000, the board decided to increase the annual dividend to up to 40% of the prior years' net earnings, and to seek tax and regulatory approval to spin-off MidCity Financial's Abrams Centre National Bank and Union Bank and Trust Company subsidiaries. The board also discussed the possibility of splitting the MidCity Financial common stock following the spin-off and becoming a reporting company with the SEC.

         In September 2000, MidCity Financial was approached by a community-based bank holding company headquartered in a Chicago suburb about the possibility of a merger of equals transaction. In connection with this potential transaction, the MidCity Financial Strategic Planning Committee engaged Hovde Financial LLC as MidCity Financial's financial advisor. After Hovde's engagement, representatives of Hovde held ongoing discussions with the Strategic Planning Committee and the MidCity Financial board of directors on the universe of strategic options available to MidCity Financial; these discussions included, among other things, the proposed merger of equals transaction with the community-based bank holding company, as well as the possibility of MidCity Financial pursuing certain acquisitions. On December 14, 2000, at a regular meeting of the MidCity Financial board of directors, the board discussed the potential merger of equals transaction with the community- based bank holding company. Following this discussion, the board authorized management to begin negotiations with the company for the terms of a definitive agreement.


         After the December 14 board meeting, MidCity Financial and the other company entered into a confidentiality agreement and commenced negotiations. The parties were unable to agree on the terms of a transaction, however, and after approximately one month the negotiations were terminated. After these negotiations ended, a representative of Hovde suggested to members of the MidCity Financial Strategic Planning Committee that they consider the possibility of a merger of equals transaction with MB Financial. Hovde noted that MidCity Financial and MB Financial could make complementary and ideal merger partners in view of the following factors: (i) similarities of operating philosophies and lending focus of the two companies in attempting to become leading middle market commercial banks in the Chicago metropolitan area; (ii) MB Financial's strong management team; (iii) MB Financial's low capital level complimenting MidCity Financial's higher capital level; (iv) MB Financial's publicly traded and liquid stock; and (v) MB Financial's track record and desire to grow via mergers and acquisitions. After discussing the possibility of a merger with MB Financial, the Strategic Planning Committee members told the Hovde representative that they would be interested in further exploring such a transaction.


         The Hovde representative then contacted Mitchell Feiger, President and Chief Executive Officer of MB Financial, and asked Mr. Feiger whether he would be willing to meet with members of MidCity Financial's Strategic Planning Committee to discuss a possible merger of equals transaction. Mr. Feiger told the Hovde representative that he would be interested in attending such a meeting. On January 17, 2001, Mr. Feiger met with E.M. Bakwin, Chairman and Chief Executive Officer of MidCity Financial and a member of the Strategic Planning Committee, as well as three other members of the Strategic Planning Committee and the Hovde representative. Shortly after this meeting, Mr. Feiger spoke with several MB Financial directors by telephone and informed them of his discussions regarding MidCity Financial. The consensus after talking with the directors was for Mr. Feiger to continue these discussions. The MidCity Financial Strategic Planning Committee members who attended the meeting with Mr. Feiger likewise agreed that they should continue to explore the possibility of a merger with MB

Financial. At their suggestion, Mr. Feiger met with Kenneth A. Skopec, President and a director of MidCity Financial, on January 22, 2001 to discuss various logistical issues, including how to proceed with negotiations and due diligence investigations.

         On January 29, 2001, MB Financial and MidCity Financial began the due diligence process by exchanging documents containing information about each company. On January 30, 2001, at a regular meeting of the MB Financial board of directors, the board discussed the possible transaction with MidCity Financial, and was informed of the steps Mr. Feiger had taken up to that point. The board also discussed MB Financial's overall strategy of being a business bank focused on serving small and middle market businesses in the Chicago metropolitan area, and continuing to grow in asset size through transactions that would create operational efficiencies and enhance stockholder value. Believing a merger with MidCity Financial would fit well within this strategy, the board agreed to continue discussions with MidCity Financial and the due diligence review.

         On February 6, 2001, MB Financial engaged Sandler O'Neill & Partners, L.P. to act as its financial advisor in connection with the transaction. Throughout February 2001, meetings were held at which the parties and their financial advisors discussed the operating philosophies and strategies of the two companies and the merits of combining the two organizations, including the potential impact of the merger on earnings per share and the anticipated cost-savings and revenue enhancements. On February 21, 2001, several members of the boards of directors of both companies met to introduce themselves and to discuss the strategic merits of the transaction in general terms. At a regular meeting of the MB Financial board of directors held on February 27, 2001, the board again discussed the proposed merger and the benefits of the transaction, and agreed to a continuation of negotiations with MidCity Financial.

         On March 16, 2001, the Executive Committee of the MB Financial board of directors met to review the progress of negotiations, and to discuss the strategic and financial benefits to MB Financial stockholders and the risks of the proposed transaction. On March 21, 2001, MB Financial was presented with a draft merger agreement prepared by Winston & Strawn. On March 27, 2001, the MidCity Financial Strategic Planning Committee met with representatives of Hovde and Winston & Strawn to review the proposed transaction with MB Financial, as well as two other indications of interest which MidCity Financial had recently received from a community banking institution (for a merger) and a savings and loan association (for an acquisition of MidCity Financial), both serving the Chicago metropolitan area. Representatives of Winston & Strawn made a detailed presentation to the members of the committee regarding the fiduciary obligations of the MidCity Financial directors to MidCity Financial and its stockholders. After reviewing the three possible transactions, the members of the Strategic Planning Committee unanimously agreed to continue negotiations with MB Financial.

         By the beginning of April 2001, many of the operational, corporate governance, regulatory, accounting and legal issues concerning the transaction had been resolved. The percentages of ownership of the combined company by the MB Financial and MidCity Financial stockholders continued to be discussed, along with several other open issues.

         On April 3, 2001, the MidCity Financial Strategic Planning Committee met again with Winston & Strawn, as well as representatives of Alex Sheshunoff & Co. LLP, which had been retained as an additional financial advisor to MidCity Financial because of the level of beneficial ownership by Hovde and its affiliated entities of MB Financial common stock. Representatives of Sheshunoff presented a preliminary report containing an analysis of the proposed merger, a comparison of the financial performance of MB Financial to that of a peer group, and other relevant financial analyses, including an analysis of earnings per share accretion and book value dilution to MidCity Financial as a result of the proposed MidCity Financial exchange ratio. Based on this preliminary report, the members of the Strategic Planning Committee agreed to continue negotiations with MB Financial.

         The MB Financial board of directors met on April 9, 2001 to again review the transaction, and to discuss the terms of the merger agreement. The results of MB Financial's due diligence investigation of MidCity Financial were discussed. MB Financial's special counsel, Silver, Freedman & Taff, L.L.P., reviewed the terms of the merger agreement with the board, and discussed the directors' fiduciary duties to MB Financial and its stockholders in considering the transaction. Representatives of Sandler O'Neill and members of MB Financial's senior management made presentations to the MB Financial board on the proposed transaction, including historical and pro forma financial analyses, an evaluation of the performance of MidCity Financial relative to its peers and a comparison of the proposed merger with MidCity Financial to other merger of equals transactions in the banking industry. After thorough discussion, the MB Financial board of directors determined that it would approve the merger agreement, subject to satisfactory resolution of certain open issues and the receipt of the fairness opinion from Sandler O'Neill.

         At a regular meeting of the MidCity Financial board of directors held on April 11, 2001, representatives of Winston & Strawn again discussed with the directors their fiduciary obligations to MidCity Financial and its stockholders. The directors discussed the results of MidCity Financial's due diligence investigation of MB Financial, the goals in seeking strategic alternatives and the details of the proposed transaction with MB Financial, as well as the two other expressions of interest reviewed by the Strategic Planning Committee on March 27, 2001. The MidCity Financial board of directors met again on April 12, 2001, with representatives of Hovde, Sheshunoff and Winston & Strawn in attendance. Hovde and Sheshunoff presented separate reports, each containing detailed analyses of the proposed merger with MB Financial, a comparison of the financial performance of MB Financial with a peer group and other relevant financial analyses, including an analysis of earnings per share accretion and book value dilution to MidCity Financial as a result of the proposed MidCity Financial exchange ratio. After considering this information, the MidCity Financial board of directors determined that the proposed terms of the merger with MB Financial were superior to the terms proposed by the two other financial institutions that had submitted expressions of interest in a transaction with MidCity Financial.


         In deciding which of the indications of interest should be pursued, the Strategic Planning Committee and the MidCity Financial board of directors considered whether they desired to put MidCity Financial up for sale, reflecting on the consequences to the business of the auction process described above, which had been completed in March, 2000. They concluded that the company should not be put up for sale, but that the company should consider proposals that were consistent with enhancing stockholder value while continuing the company's basic strategy of employing its capital base to serve the commercial banking middle market in the Chicago metropolitan area. At the same time, they believed that they should consider acquisition proposals that came to them to determine whether the proposals were sufficiently advantageous to MidCity Financial's stockholders such that they should be pursued.



         In choosing to pursue the merger-of-equals transaction with MB Financial, as opposed to the other transactions for which MidCity Financial had received indications of interest, the Strategic Planning Committee and the MidCity Financial board of directors considered the following:



         - The MB Financial transaction constituted an opportunity to continue the business strategy and policy of MidCity Financial through a merger-of-equals that would provide MidCity Financial stockholders with 60% of the common stock and a majority of the board seats of the combined entity for a significant period of time following the merger. In addition, corporate governance provisions were agreed to by the parties. See "Management After the Merger." The other opportunities offered a combination of cash and securities as consideration, no majority position on the board of directors, and no corporate governance provisions.



         - Although the MB Financial transaction did not represent the highest immediate price among the indications of interest, the board of directors of MidCity Financial believed that the combined MidCity Financial-MB Financial entity would trade at or above peer group norms, resulting in a value that would equal or exceed the indicated prices of the other transactions. One of the indications of interest had an indicated, pre-tax value per share of MidCity Financial common stock of approximately $4,800. The other indication of interest had an indicated, pre-tax value per share of MidCity Financial common stock of approximately $5,800. The MB Financial proposal had an indicated, after tax-value of approximately $3,800. Immediately after the announcement of the transaction, the price of MB Financial stock began to rise, and as of the date of this joint proxy statement-prospectus, the indicated per share value to MidCity Financial stockholders of the MB Financial transaction
                  equals $        (based on the closing price of MB Financial
                  common stock on      , 2001, the latest practicable date prior
                  to the printing of this joint proxy statement-prospectus).

         - The MB Financial transaction offered a tax-free reorganization to MidCity Financial stockholders. The other transactions would provide 40 to 50% in cash and the balance in securities. The other transactions would have been taxable to the extent of the cash received in the transactions.



         o The MB Financial transaction would result in a bank holding company that was focused on middle market commercial banking in the Chicago metropolitan area. The other transactions involved a savings and loan institution and a banking institution focused primarily on community banking. The MidCity Financial board believed that the opportunities for growth in the Chicago middle-market commercial banking were superior to the other proposals and consistent with MidCity Financial's history and business strategy.



         In light of these considerations, the Strategic Planning Committee and the MidCity Financial board of directors concluded that the merger of equals transaction with MB Financial provided the best opportunity to the stockholders of MidCity Financial to realize the value of their holdings in MidCity Financial through a continuation of the business strategy that MidCity Financial has consistently pursued.


         Over the next several days, the parties continued to negotiate the resolution of the open issues. On April 17, 2001, MidCity Financial's board of directors and senior management met again with representatives of Winston & Strawn, Hovde and Sheshunoff to discuss the proposed merger with MB Financial and the status of the merger negotiations. Representatives of Winston & Strawn reviewed with the board the terms of the proposed definitive merger agreement. Sheshunoff confirmed its analysis of the transaction and provided to the MidCity Financial board of directors its oral opinion, confirmed in writing as of the date of the merger agreement, that the proposed MidCity Financial exchange ratio, after taking into account the proposed MB Financial exchange ratio, was fair from a financial point of view to the stockholders of MidCity Financial. Hovde also confirmed its analysis of the transaction and provided to the board of directors its oral opinion, confirmed in writing, that the proposed MidCity Financial exchange ratio, after taking into account the proposed MB Financial exchange ratio, was fair from a financial point of view to the stockholders of MidCity Financial. A detailed discussion among the MidCity Financial board of directors, senior management and the financial and legal advisors followed. Following these deliberations, the MidCity Financial board of directors unanimously voted to approve the merger agreement subject to the satisfactory resolution of the few remaining open issues, instructed MidCity Financial's Strategic Planning Committee to negotiate the resolution of these issues and instructed MidCity Financial's Chairman and Chief Executive Officer to execute the merger agreement and related documents on MidCity Financial's behalf upon satisfactory resolution of the issues.

         On April 18, 2001, the Strategic Planning Committee of the MidCity Financial board of directors met to consider proposed resolutions of the remaining open issues. Following a detailed discussion, the members of the Strategic Planning Committee decided unanimously to approve the proposed resolutions. On April 19, 2001, the members of the MB Financial board of directors also agreed to these proposed resolutions, Sandler O'Neill issued its opinion that the proposed MB Financial exchange ratio, after taking into account the proposed MidCity Financial exchange ratio, was fair from a financial point of view to the stockholders of MB Financial, and the MB Financial board of directors unanimously approved the merger agreement. The merger agreement was executed by the parties on the evening of April 19, 2001, and all of the directors of MidCity Financial and MB Financial executed the voting agreements under which they agreed to vote all of their shares of MidCity Financial and MB Financial common stock in favor of adoption of the merger agreement. On April 20, 2001, MB Financial and MidCity Financial issued a joint press release announcing the execution of the merger agreement.


         The MB Financial and MidCity Financial exchange ratios were not determined or recommended by Sandler O'Neill, Hovde or Sheshunoff, and resulted from arms' length negotiations between MB Financial and MidCity Financial.

REASONS FOR THE MERGER AND RECOMMENDATIONS OF THE BOARDS OF DIRECTORS


         MB FINANCIAL'S REASONS FOR THE MERGER. MB Financial's board of directors believes that the merger fits well within MB Financial's strategy of continued growth and that in MidCity Financial it has found a partner with similar operating and management philosophies. On a pro forma basis as of June 30, 2001, the merger will create a combined entity with deposits of $2.9 billion and assets of $3.5 billion. Thus, MB Financial's board believes that the merger will solidify MB Financial's position as a major provider of banking services for small and mid-size businesses, and provide a unique opportunity for enhanced financial performance and stockholder value. The board has determined that the merger is in the best interests of MB Financial stockholders and unanimously approved the merger agreement. In concluding that the merger is in the best interest of MB Financial and fair to MB
Financial and its stockholders, the board considered a number of factors, including, but not limited to, the following:



         o The business, earnings, operations, financial condition, prospects, capital levels and asset quality of MB Financial and MidCity Financial, both individually and as a combined entity. The MB Financial board of directors felt that the merger would benefit MB Financial in each of these areas.



         o The terms of the merger agreement and the other documents executed in connection with the merger. In particular, the MB Financial board felt that the exchange ratios were fair in view of the relative contributions to be made by each of the parties to the combined entity's assets, income and stockholders' equity. The MB Financial board also believed that the corporate governance provisions created an optimal management structure for the new company. The board made these assessments after considering how the terms of the merger agreement and the planned management structure after the merger compare with other recent merger of equals transactions in the banking industry.



         o The fact that both the MB Financial exchange ratio and MidCity Financial exchange ratio are fixed and contain no adjustment mechanism for stock price changes. In selecting MidCity Financial as a merger partner, the MB Financial board of directors desired to fix the percentage ownership of the parties in the new company at the time the merger agreement was executed and equally share the risks and rewards associated with movements in the price of MB Financial common stock. The MB Financial board of directors believed that using fixed exchange ratios would be the best means of capturing the relative contribution of each company based on fundamental financial factors. The MB Financial board of directors also recognized that the fixed exchange ratios would create relative certainty as to the number of shares that would be issued in the merger. In addition, the MB Financial board of directors observed that fixed exchange ratios have become common in the financial services industry and are typically used in merger of equals transactions.



         o The estimation by MB Financial's management that the merger will result in pre-tax cost savings for the new company of approximately $8.2 million for the year ended December 31, 2002, with approximately $4.8 million of the cost savings resulting from reduced salaries and other employee benefit expenses. Management estimates that the reduction in salaries and employee benefits will be obtained through the expected retirement of two senior officers of MidCity Financial, through the reduced need for outsourcing services and temporary help and the elimination of 40- 50 positions through job cuts and attrition.



         o Anticipated revenue enhancements for the year ended December 31, 2002 of approximately $2.5 million, which MB Financial's management believes are expected as a result of the maturity of approximately $250 million in investment securities, and the investment of the proceeds in higher yielding loans collateralized by the assignment of leases.



         o The estimation by MB Financial's management that for 2002, the merger will be 6% accretive to MB Financial's earnings per share not including immediate revenue enhancements and 10% accretive to MB Financial's earnings per share including immediate revenue enhancements, in each case under generally accepted accounting principles.



         o The complimentary nature of the markets served and products offered by MB Financial and MidCity Financial, and the expectation that the merger would allow MB Financial to take advantage of MidCity Financial's strengths in commercial and industrial lending and wealth management services.



         o The integration capabilities of MB Financial and MidCity Financial. In considering this factor, the MB Financial board of directors discussed several additional factors, including:



                  o the board's belief that customer disruption in the transition phase would not be significant due to the complementary nature of the markets served by MB Financial and MidCity Financial, and the fact that no branches would be closed;



                  o the strength of the management teams of both MB Financial and MidCity Financial and the board's belief that because most of the key senior management positions had already been decided, management would be better able to focus on integration early in the process; and



                  o the record of each of MB Financial and MidCity Financial in integrating past acquisitions smoothly.



         o The historical stock prices of MB Financial and MidCity Financial. In this regard, the MB Financial board of directors believed that the market would place a greater value on the new company than MB Financial as a stand-alone entity.



         o The current and prospective economic, competitive and regulatory environment facing financial institutions in general, and MB Financial in particular. The MB Financial board of directors felt that by combining with an institution similar in size and business focus and with strengths complimentary to its own, MB Financial would perform better in each of these environments.



         o The results of the due diligence investigations of MidCity Financial. This included assessments of credit policies, asset quality, interest rate risk, litigation and adequacy of loan loss reserves.



         o The prospects for growth and expanded products and services, and other anticipated impacts of the merger on depositors, employees, customers and communities served by MB Financial and MidCity Financial. In particular, the MB Financial board considered the benefits of combining the customer bases of the two banks and the level of job reductions necessary to realize the anticipated cost savings of the merger.

         o The interests of MB Financial's directors and executive officers in the merger, in addition to their interests as stockholders, as described under "--Interests of Insiders in the Merger."

         o The likelihood that the requisite regulatory approvals of the merger will be obtained.

         o The nature and compatibility of the respective management and business philosophies of MB Financial and MidCity Financial.


         o The expectation that the merger would be tax-free to MB Financial and its stockholders for federal income tax purposes and would be accounted for under the pooling of interests method of accounting.



         o The financial analyses of and presentation by Sandler O'Neill & Partners, L.P., as well as its opinion that the MB Financial exchange ratio, after taking into account the MidCity Financial exchange ratio, is fair to the stockholders of MB
                  Financial from a financial point of view. See "The Merger-Opinion of MB Financial's Financial Advisor."



         MB Financial's board also considered the following factors that potentially created risks if the board decided to approve the merger:



         o The possibility that integrating the operations of MB Financial and MidCity Financial may be more difficult than expected, resulting in the disruption of MB Financial's on-going business and the be unfavorable to the market's perception of the value of the new company.



         o The possibility that the expected benefits of the merger, including the expected synergies, revenue enhancements and cost savings, may not be realized within the expected time frames or ever.



         o The possibility that deposit attrition, customer loss and operating costs following the merger may be greater than expected.



         o The possibility that MB Financial would have to pay liquidated damages of $5.0 million if it wished to accept an acquisition proposal from a third party and terminate the merger agreement with MidCity Financial. See "--Fees Associated with Termination of the Merger Agreement."



         o The other risks described in this joint proxy statement-prospectus under "Risk Factors."



         MB Financial's board concluded that the anticipated benefits of combining with MidCity Financial were likely to substantially outweigh the risks discussed above.



         The MB Financial board of directors recognized that there could be no assurance about future results, including results expected or considered in the factors listed above, such as estimated revenue enhancements, cost savings and earnings accretion. The above discussion of the information and factors considered by the MB Financial board of directors is not exhaustive, but includes all material factors considered by the MB Financial board of directors. In view of the wide variety of factors considered by the MB Financial board of directors in connection with its evaluation of the merger and the complexity of these matters, the MB Financial board of directors did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. Individual directors may, however, have given differing weights to different factors. The MB Financial board of directors conducted a discussion of the factors described above, including asking questions of MB Financial's management and legal and financial advisors, and reached a consensus that the merger was in the best interests of MB Financial and its stockholders. The MB Financial board of directors relied on the experience and expertise of Sandler O'Neill for quantitative analysis of the financial terms of the merger. See "The Merger-Opinion of MB Financial's Financial Advisor."


         RECOMMENDATION OF THE MB FINANCIAL BOARD OF DIRECTORS. MB Financial's board of directors believes that the terms of the merger are fair to, and in the best interests of, MB Financial and its stockholders and unanimously recommends that MB Financial stockholders vote "FOR" adoption of the merger agreement.


         MIDCITY FINANCIAL'S REASONS FOR THE MERGER. MidCity Financial's board of directors believes that the merger presents an excellent opportunity to combine and expand two complementary banking operations. The board of directors of MidCity Financial consulted with financial and other advisors and determined that the merger is consistent with the strategic plans of MidCity Financial and is in the best interests of MidCity Financial and its stockholders. In reaching its decision to approve the merger agreement, MidCity Financial's board of directors considered a number of factors, including but not limited to the following:



         o Information concerning the business, earnings, operations, financial condition, prospects, capital levels and asset quality of MidCity Financial and MB Financial, both individually and as combined. In making its determination, the MidCity Financial board of directors took into account the results of MidCity Financial's due diligence review of MB Financial's business.

         o The structure of the merger and the terms of the merger agreement and the other documents executed in connection with the merger, which were reciprocal in nature, including the fact that the fixed exchange ratios provides certainty as to the number of shares of new company common stock to be issued in the merger and that the merger is intended to qualify as a reorganization under Section 368(a) of the Internal Revenue Code and for "pooling of interests" accounting treatment.



         o MidCity Financial's board of directors' belief that the MidCity Financial exchange ratio was fair given the relative contributions of each of the parties to the new company with respect to market capitalization, financial condition and results of operations.



         o The fact that both the MB Financial exchange ratio and MidCity Financial exchange ratio are fixed and contain no adjustment mechanism for stock price changes. The MidCity Financial board determined that fixed exchange ratios were appropriate in view of the long-term strategic purposes of the merger, including the goal to combine the two companies into a platform that creates an opportunity for continued strong earnings growth. While the fixed MidCity Financial exchange ratio exposes MidCity Financial stockholders to a decline in value of the consideration they will receive in the merger to the extent the market price of MB Financial common stock falls, it also presents the opportunity for an increase in value to the extent the price of MB Financial common stock rises. The MidCity Financial board of directors believed that the ultimate value of the new company will not be determined by movements in stock prices between the time of announcement of the merger and closing, but by the performance of the new company over the long-term. The MidCity Financial board of directors also considered the fact that it, like the MB Financial board of directors, would have the right to terminate the merger agreement if (1) the average closing price per share of MB Financial common stock over the 20 consecutive trading day period ending on the date on which the last required regulatory approval for the merger has been received (referred to as the "determination date") is less than $13.29, and (2) the percentage decline in value of MB Financial common stock determined by dividing that average price by $16.50, which was the closing price of MB Financial common stock on the day prior to announcement of the merger (referred to as the "start date"), is greater than the percentage decline in value from the start date to the determination date of an index based on the stock prices of a select group of financial institution holding companies, after subtracting 15% from the percentage decline in value of the index.



                  The MidCity Financial board of directors believed that using fixed exchange ratios would be the best means of capturing the relative contribution of each company based on fundamental financial factors. In addition, the MidCity Financial board of directors recognized that the fixed exchange ratios would create relative certainty as to the number of shares that would be issued in the merger. The MidCity Financial board of directors also noted the prevalence of fixed exchange ratios within the financial services industry and the fact that fixed exchange ratios are typically used in merger of equals transactions.



         o The fact that the exchange ratios will result in the stockholders of MidCity Financial owning approximately 60% of the outstanding shares of the new company.



         o The estimation by MidCity Financial's management that for 2002, the merger will be 23% accretive to MidCity Financial's earnings per share not including immediate revenue enhancements and 28% accretive to MidCity Financial's earnings per share including immediate revenue enhancements, in each case under generally accepted accounting principles.



         o The estimation by MidCity Financial's management that the merger will result in pre-tax cost savings for the new company of approximately $8.2 million for the year ended December 31, 2002, as well as revenue enhancements. Projections foresee at least 60% of cost savings opportunities arising from personnel cuts, and the remainder coming from professional services, marketing and other expenses. Revenue enhancements will likely be seen in areas of bank-owned life insurance, trust and investment management, and increased interest income through repositioning of MidCity Financial's securities portfolio into higher yielding loans and leases.



         o The planned management structure of the new company after the merger, as described under "Management After the Merger," compares favorably with other recent merger of equals transactions in the banking industry.



         o The belief of MidCity Financial's management and MidCity Financial's board of directors that MidCity Financial and MB Financial share a common vision with respect to delivering financial performance and stockholder value and that their managements and employees possess complementary skills and expertise. MidCity Financial's board of directors also believed that, given the integration capabilities of MidCity Financial and MB Financial, the level of execution risk in connection with the merger was moderate and the business and financial advantages contemplated in connection with the merger were likely to be achieved within a reasonable timeframe.



         o        The historical stock prices of MB Financial and MidCity
                  Financial.



         o The current and prospective economic, competitive and regulatory environment facing financial institutions in general and MidCity Financial in particular.



         o The scale, scope, strength and diversity of operations, product lines and delivery systems that could be achieved by combining MidCity Financial and MB Financial and the prospects for growth and expanded products and services, and other anticipated impacts of the merger on depositors, employees, customers and communities served by MidCity Financial.



         o The interests of MidCity Financial's directors and executive officers in the merger, in addition to their interests as stockholders, as described under "--Interests of Insiders in the Merger."



         o The likelihood that the requisite regulatory approvals of the merger will be obtained.



         o The consistency of the merger with MidCity Financial's long-term business strategy.



         o MidCity Financial's alternatives to the merger, including the range of possible values of those alternatives and the timing and likelihood of actually receiving those values. The MidCity Financial board of directors believed that, based on the MidCity Financial exchange ratio, the merger would be of greater value to MidCity Financial stockholders than any of the alternatives.



         o The financial analyses of and presentations by Hovde Financial LLC and Alex Sheshunoff & Co. LLP, as well as the respective opinions of these firms rendered to the MidCity Financial's board of directors that the MidCity Financial exchange ratio, after taking into account the MB Financial exchange ratio, is fair to the stockholders of MidCity Financial from a financial point of view. The MidCity Financial board of directors noted that based on the closing price of MB Financial common stock on April 19, 2001 (the day prior to the announcement of the merger) and the proposed MidCity Financial exchange ratio of 230.32955, the per share value of the consideration to be received in the merger by MidCity Financial stockholders was $3,800.



         o The possibility that the merger might not be consummated and the potential adverse effects of the failure to consummate the merger on:



                  o        MidCity Financial's operating results;


                  o the ability of MidCity Financial to implement its business plan; and


                  o the overall competitive position and prospects of MidCity Financial.

         o The risk that the potential benefits of the merger, including results expected or considered in the factors listed above, such as estimated revenue enhancements, cost savings and earnings accretion, may not be realized.



         o Other applicable risks described in this joint proxy statement-prospectus under "Risk Factors."



         The above discussion of the information and factors considered by MidCity Financial's board of directors is not exhaustive, but includes all material factors considered by MidCity Financial's board of directors. In view of the wide variety of factors considered by MidCity Financial's board of directors in connection with its evaluation of the merger and the complexity of such matters, MidCity Financial's board of directors did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision, though individual directors may have given differing weights to different factors. MidCity Financial's board of directors conducted a discussion of the factors described above, including asking questions of MidCity Financial's management and legal and financial advisors, and reached a consensus that the potential benefits of the merger to MidCity Financial and its stockholders outweighed the risks associated with the merger and that the merger was in the best interests of MidCity Financial and its stockholders. MidCity Financial's board of directors relied on the experience and expertise of Hovde Financial LLC and Alex Sheshunoff & Co. LLP for quantitative analysis of the financial terms of the merger. See "The Merger-Opinions of MidCity Financial's Financial Advisors."


         RECOMMENDATION OF THE MIDCITY FINANCIAL BOARD OF DIRECTORS. MidCity Financial's board of directors believes that the terms of the merger are fair to, and in the best interests of, MidCity Financial and its stockholders and unanimously recommends that MidCity Financial stockholders vote "FOR" adoption of the merger agreement.

OPINION OF MB FINANCIAL'S FINANCIAL ADVISOR

         By letter agreement dated as of February 6, 2001, MB Financial retained Sandler O'Neill & Partners, L.P. as an independent financial advisor in connection with MB Financial's consideration of a possible merger with MidCity Financial. At the request of MB Financial's board of directors, representatives of Sandler O'Neill attended the April 9, 2001 meeting at which the board determined to approve the merger agreement, subject to satisfactory resolution of certain open issues. At that meeting, Sandler O'Neill made a presentation to the MB Financial board of directors on the financial terms of the proposed transaction. On April 19, 2001, the date of the merger agreement, Sandler O'Neill issued its opinion that, as of that date, the MB Financial exchange ratio, after taking into account the MidCity Financial exchange ratio, was fair to MB Financial stockholders from a financial point of view. The full text of Sandler O'Neill's opinion is attached as Appendix B to this joint proxy statement-prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O'Neill in rendering the opinion. The description of the opinion set forth below is qualified in its entirety by reference to the opinion. MB Financial stockholders are urged to read the opinion carefully and in its entirety in connection with their consideration of the proposed merger.

         SANDLER O'NEILL'S OPINION WAS DIRECTED TO THE MB FINANCIAL BOARD OF DIRECTORS AND WAS PROVIDED TO THE BOARD FOR ITS INFORMATION IN CONNECTION WITH ITS CONSIDERATION OF THE MERGER. THE OPINION IS DIRECTED ONLY TO THE FAIRNESS OF THE MB FINANCIAL EXCHANGE RATIO TO MB FINANCIAL STOCKHOLDERS FROM A FINANCIAL POINT OF VIEW. IT DOES NOT ADDRESS THE UNDERLYING BUSINESS DECISION OF MB FINANCIAL TO ENGAGE IN THE MERGER OR ANY OTHER ASPECT OF THE MERGER AND IS NOT A RECOMMENDATION TO ANY MB FINANCIAL STOCKHOLDER AS TO HOW SUCH STOCKHOLDER SHOULD VOTE AT THE MB FINANCIAL SPECIAL MEETING WITH RESPECT TO THE MERGER OR ANY OTHER MATTER.

         In arriving at its opinion, Sandler O'Neill reviewed and considered, among other things:

         o the merger agreement and certain of the exhibits and schedules thereto;


         o publicly available financial statements and other historical financial information of MB Financial that they deemed relevant;

         o publicly available financial statements and other historical financial information of MidCity Financial that they deemed relevant;


         o projected earnings per share estimates for MB Financial for the years ending December 31, 2001 and 2002 provided by MB Financial, consensus earnings per share estimates for MB Financial for the years ending December 31, 2001 and 2002 published by IBES and the views of senior management of MB Financial, based on limited discussions with members of senior management, regarding MB Financial's past and present business, financial condition, results of operations and future prospects;

         o projected earnings per share estimates for MidCity Financial for the years ending December 31, 2001 and 2002 provided by MidCity Financial, and the views of senior management of MidCity Financial, based on limited discussions with members of senior management, regarding MidCity Financial's past and present business, financial condition, results of operations and future prospects;

         o the pro forma financial impact of the merger, taking into consideration the amounts and timing of the transaction costs and cost savings, which the managements of MB Financial and MidCity Financial estimate will result from the merger;

         o the relative contributions of MB Financial and MidCity Financial to the combined company;

         o the publicly reported historical price and trading activity for MB Financial's common stock;


         o a comparison of selected financial and stock market information for MB Financial and financial information for MidCity Financial with similar publicly available information for other companies the securities of which are publicly traded;



         o the financial terms of business combinations in the financial institutions industry structured as mergers of equals, to the extent publicly available;


         o the current market environment generally and the banking environment in particular; and

         o such other information, financial studies, analyses and investigations and financial, economic and market criteria as they considered relevant.

         In performing its reviews and analyses and in rendering its opinion, Sandler O'Neill assumed and relied upon the accuracy and completeness of all the financial information, analyses and other information that was publicly available or otherwise furnished to, reviewed by or discussed with it and further relied on the assurances of management of MB Financial and MidCity Financial that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. Sandler O'Neill was not asked to and did not undertake an independent verification of the accuracy or completeness of any of such information and they do not assume any responsibility or liability for the accuracy or completeness of any of such information. Sandler O'Neill did not make an independent evaluation or appraisal of the assets, the collateral securing assets or the liabilities, contingent or otherwise, of MB Financial or MidCity Financial or any of their respective subsidiaries, or the collectibility of any such assets, nor was it furnished with any such evaluations or appraisals. Sandler O'Neill is not an expert in the evaluation of allowances for loan losses and it has not made an independent evaluation of the adequacy of the allowance for loan losses of MB Financial or MidCity Financial, nor has it reviewed any individual credit files relating to MB Financial or MidCity Financial. With MB Financial's consent, Sandler O'Neill has assumed that the respective allowances for loan losses for both MB Financial and MidCity Financial are adequate to cover such losses and will be adequate on a pro forma basis for the new company. In addition, Sandler O'Neill has not conducted any physical inspection of the properties or facilities of MB Financial or MidCity Financial. Sandler O'Neill is not an accounting firm and they have relied, with MB Financial's consent, on the reports of the independent accountants of MB Financial and MidCity Financial for the accuracy and completeness of the audited financial statements furnished to them.

         With the consent of MB Financial, the earnings projections for MB Financial and MidCity Financial on a stand-alone basis used and relied upon by Sandler O'Neill in its analyses were reviewed with management and were based on internal projections of MB Financial and MidCity Financial. For the year ending December 31, 2002, Sandler O'Neill's analyses assumed a projected earnings per share of $2.16 for MB Financial and $421.67 for MidCity Financial. For periods after 2002, Sandler O'Neill used earnings per share estimates provided by management for MB Financial and assumed an annual growth rate on MidCity Financial's earning assets of approximately 5%. With respect to such estimates and with respect to all projections of transaction costs and expected cost savings prepared by and reviewed with the managements of MB Financial and MidCity Financial and used by Sandler O'Neill in its analyses, Sandler O'Neill assumed, with MB Financial's consent, that they reflected the best currently available estimates and judgments of the respective managements of the respective future financial performances of MB Financial and MidCity Financial and that such performances will be achieved. Sandler O'Neill expressed no opinion as to such financial projections or estimates or the assumptions on which they were based. The earnings projections furnished to Sandler O'Neill were prepared by the senior managements of MB Financial and MidCity Financial for internal purposes only and not with a view toward public disclosure. Those projections, as well as the other earnings estimates used and relied upon by Sandler O'Neill in its analyses, were based on numerous variables and assumptions that are inherently uncertain; accordingly, actual results could vary materially from those set forth in such projections and estimates.

         Sandler O'Neill's opinion was necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date of its opinion. Sandler O'Neill assumed, in all respects material to its analysis, that all of the representations and warranties contained in the merger agreement and all related agreements are true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under such agreements and that the conditions precedent in the Agreement are not waived. Sandler O'Neill also assumed, with MB Financial's consent, that there has been no material change in MB Financial's or MidCity Financial's assets, financial condition, results of operations, business or prospects since the date of the last publicly filed financial statements available to them, that MB Financial and MidCity Financial will remain as going concerns for all periods relevant to its analyses, and that the merger of MB Financial into the new company and the merger of MidCity Financial into the new company each will be accounted for as a pooling of interests and will qualify as a tax-free reorganization for federal income tax purposes.

         In rendering its opinion, Sandler O'Neill performed a variety of financial analyses. The following is a summary of the material analyses performed by Sandler O'Neill, but is not a complete description of all the analyses underlying Sandler O'Neill's opinion. The summary includes information presented in tabular format. IN ORDER TO FULLY UNDERSTAND THE FINANCIAL ANALYSES, THESE TABLES MUST BE READ TOGETHER WITH THE ACCOMPANYING TEXT. THE TABLES ALONE DO NOT CONSTITUTE A COMPLETE DESCRIPTION OF THE FINANCIAL ANALYSES. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Sandler O'Neill believes that its analyses must be considered as a whole and that selecting only portions of the factors and analyses, or attempting to ascribe relative weights to such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Sandler O'Neill's comparative analyses described below is identical to MB Financial or MidCity Financial and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions is not merely mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the trading values or merger transaction values, as the case may be, of MB Financial or MidCity Financial and the companies to which they are being compared.

         In performing its analyses, Sandler O'Neill also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of MB Financial, MidCity Financial and Sandler O'Neill. The analyses performed by Sandler O'Neill are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Sandler O'Neill prepared its analyses solely for purposes of rendering its opinion and provided such analyses to the MB Financial board at the April 19, 2001 meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Sandler O'Neill's analyses do not necessarily reflect the value of MB Financial common stock or MidCity Financial common stock or the prices at which MB Financial common stock or MidCity Financial common stock may be sold at any time.


     The following table summarizes the implied per share equity value for MB Financial and MidCity Financial derived from the analyses indicated, each of which is described in greater detail below.

                                                    Implied Value per         Implied Value per
Valuation Methodology                               MB Financial Share        MidCity Financial Share
---------------------                               ------------------        -----------------------

Implied transaction value based on:(1)
         MB Financial Exchange Ratio                $16.50                    N/A
         MidCity Financial Exchange Ratio           N/A                       $3,800.44

Discounted Dividend Stream and
Terminal Value Analysis based on:
         Price/Earnings Multiples                   $13.77 - $42.67           $2,549 - $7,178
         Price/Tangible Book Value Multiples        $10.96 - $33.93           $3,203 - $9,201

---------------------------
(1) Calculated using closing price of MB Financial common stock on April 19, 2001 of $16.50.

Additional analyses performed by Sandler O'Neill that were not intended to arrive at an implied equity value range are also described below but are not included in the above table. Such analyses are particularly relevant in the context of a merger-of-equals transaction, and shareholders are urged to read and consider each of the analyses summarized below.


         STOCK TRADING HISTORY. Sandler O'Neill reviewed the history of the reported trading prices and volume of MB Financial common stock and the relationship between the movements in the prices of MB Financial common stock to movements in certain stock indices, including the Standard & Poor's 500 Index, the Nasdaq Bank Index and the median performance of a composite peer group selected by Sandler O'Neill. During the one year period ended April 19, 2001, MB Financial's common stock outperformed each of the indices to which it was compared. MidCity Financial is a private company and there were minimal shares traded during the review period.

                                       BEGINNING INDEX VALUE           ENDING INDEX VALUE
                                          APRIL 19, 2000                APRIL 19, 2001
                                  -------------------------------   --------------------------------
MB Financial                                 100.00%                           178.38%
Peer Group                                   100.00                            106.16
Nasdaq Bank Index                            100.00                            125.65
S&P 500 Index                                100.00                             86.16

         COMPARABLE COMPANY ANALYSIS. Sandler O'Neill used publicly available information to compare selected financial information for MB Financial and MidCity Financial with two groups of commercial banks selected by Sandler O'Neill. The regional group consisted of MB Financial, MidCity Financial and the following 15 publicly traded regional commercial banks:

   Capitol Bancorp Ltd.                         Chemical Financial Corp.
   Community Trust Bancorp                      First Busey Corp.
   First Financial Corp.                        First Merchants Corp.
   Heartland Financial USA Inc.                 Independent Bank Corp.
   Irwin Financial Corp.                        MBT Financial Corp.
   Mid-America Bancorp                          Midwest Banc Holdings Inc.
   Mississippi Valley Bancshares                Republic Bancorp Inc.
   Wintrust Financial Corp.

         The highly valued group consisted of the following 14 publicly traded commercial banks which had a return on average equity greater than 16% (based on last twelve months' earnings) and a price-to-tangible book value greater than 200%:

   Cathay Bancorp Inc.                          CCBT Financial Cos.
   Community Bank System Inc.                   CVB Financial Corp.
   East West Bancorp Inc.                       Frontier Financial Corp.
   Irwin Financial Corp.                        Midwest Banc Holdings Inc.
   Mississippi Valley Bancshares                S&T Bancorp Inc.
   Sterling Bancshares Inc.                     Texas Regional Bancshares Inc.
   TrustCo Bank Corp of NY                      United National Bancorp

         The analysis compared publicly available financial information for MB Financial, MidCity Financial and the median data for the regional group and highly valued group as of and for each of the years ended December 31, 1995 through 2000. The table below sets forth the comparative data as of and for the twelve months ended December 31, 2000 with pricing data as of April 19, 2001 (Source: SNL DATA SOURCE).

                                                                                                            Highly
                                                     MB               MidCity            Regional           Valued
                                                  Financial          Financial            Group              Group
                                               ---------------    ---------------     --------------     -------------
Total assets                                   $1,458,248         $1,831,953          $1,783,791         $2,187,090
Tangible equity / total assets                 5.30%              9.03%               7.48%              7.77%
Intangible assets / total equity               15.77%             9.34%               9.34%              4.15%
Net loans / total assets                       74.66%             51.42%              71.75%             64.42%
Gross loans / total deposits                   103.11%            61.39%              91.25%             84.11%

Total borrowings / total assets                17.57%             4.27%               12.53%             18.22%
Non-performing assets / total assets           0.38%              0.56%               0.43%              0.28%
Loan loss reserves / gross loans               1.26%              1.29%               1.29%              1.39%
Net interest margin                            3.62%              3.76%               3.82%              4.41%
Non-interest income / average assets           0.75%              0.56%               0.89%              0.92%
Fees/revenues                                  18.96%             13.81%              18.96%             17.97%
Non-interest expense / average assets          2.57%              2.71%               2.78%              2.37%
Efficiency ratio                               61.14%             64.30%              56.30%             46.49%
Return on average assets                       0.84%              0.88%               1.06%              1.55%
Return on average equity                       13.86%             8.89%               13.78%             19.53%
EPS growth rate                                8.61%              (14.08)%(1)         11.96%             13.78%
Price / tangible book value per share          150.82%            NA                  166.73%            226.04%
Price / earnings per share                     10.06x             NA                  11.65x             12.68x
Dividend yield                                 0.0%               NA                  2.81%              2.43%
Dividend payout ratio                          0.0%               31.97%              34.24%             30.49%

----------------------------------

(1) Represents negative growth.


         ANALYSIS OF SELECTED MERGER TRANSACTIONS. Sandler O'Neill reviewed 14 transactions structured as mergers of equals announced since January 1, 1995 involving publicly traded commercial banks and savings institutions with transaction values greater than $100 million. For each transaction, Sandler O'Neill reviewed the ownership split, board split and the percentage contribution each company made to the combined company's market capitalization, total assets, common stockholders' equity and projected income. The results of this analysis are set forth in the table below.


                                                                                                   Contribution (%)
                                                           Owner-                     -------------------------------------------
                                                           ship          Board        Market      Total      Common     Projected
          Transaction                       Date           Split         Split         Cap        Assets     Equity      Income
-----------------------------------        -------        -------        -------      ------      ------     ------     ---------
First Union Corp./Wachovia Corp.           04/15/01       70%/30%        50%/50%       72%        77%         71%         70%
                                                                                       28         23          29          30
New York Community Bancorp/                03/17/01        62/38          55/45        63%        57%         49%         62%
  Richmond County Financial Corp.                                                      37         43          51          38
Firstar Corp./U.S. Bancorp                 10/04/00        50/50          56/44        56%        46%         43%         48%
                                                                                       44         54          57          52
National Commerce/CCB Financial            03/20/00        53/47          50/50        59%        46%         44%         49%
                                                                                       41         54          56          51
Fleet Financial Group/BankBoston           03/14/99        62/38          55/45        65%        59%         60%         64%
                                                                                       35         41          40          36
UNUM Corp./Provident                       11/23/98        58/42          53/47        58%        39%         48%         43%
                                                                                       42         61          52          57
Star Banc/Firstar                          11/22/98        46/51          56/44        59%        46%         47%         53%
                                                                                       41         55          53          48
Norwest/Wells Fargo                        07/01/98        47/53          50/50        49%        50%         36%         46%
                                                                                       51         50          64          54
Citizens Bancshares/Mid Am                 05/25/98        49/51          50/50        51%        44%         49%         48%
                                                                                       49         56          51          52
Bank One/First Chicago/NBD                 04/13/98        60/40          50/50        62%        52%         59%         64%
                                                                                       38         48          41          36
NationsBank/Bank America                   04/13/98        55/45          55/45        55%        54%         56%         58%
                                                                                       45         46          44          42
Travelers/Citicorp                         04/06/98        50/50          50/50        52%        55%         50%         47%
                                                                                       48         45          50          33
Chemical Banking Corp./Chase               08/28/95        57/43          57/43        59%        59%         57%         59%
  Manhattan                                                                            41         41          43          41
NBD Corp./First Chicago                    07/12/95        49/51          50/50        49%        40%         46%         50%
                                                                                       51         60          54          50
MB FINANCIAL/MIDCITY FINANCIAL             04/19/01        40/60          47/53       N/A         46%         32%         45%
                                                                                      N/A         54          68          55


         DISCOUNTED DIVIDEND STREAM AND TERMINAL VALUE ANALYSIS. Sandler O'Neill performed an analysis which estimated the future stream of dividend flows of MB Financial through December 31, 2004 under various circumstances, assuming MB Financial's current dividend payout ratio and that MB Financial performed in accordance with the earnings estimates prepared by management. To approximate the terminal value of MB Financial common stock at December 31, 2004, Sandler O'Neill applied price/earnings multiples ranging from 8x to 20x and applied multiples of tangible book value ranging from 100% to 250%. The dividend income streams and terminal values were then discounted to present values using different discount rates ranging from 9% to 15% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of MB Financial common stock. As illustrated in the following table, this analysis indicated an imputed range of values per share of MB Financial common stock of $13.77 to $42.67 when applying the price/earnings multiples and $10.96 to $33.93 when applying multiples of tangible book value. Based on the closing price of MB Financial common stock on April 19, 2001 of $16.50 and the MB Financial exchange ratio of one share of new company common stock for each share of MB Financial common stock, the implied transaction value per share of MB Financial common stock was $16.50.


                                 Price/Earnings Multiples                              Tangible Book Value Multiples
                  ------------------------------------------------------- -----------------------------------------------------
    Discount
      Rate             8x           12x            16x           20x          1.0x          1.5x          2.0x         2.50x
----------------- ------------- ------------- ------------- ------------- ------------- ------------- ------------- -----------
        9%              $17.07        $25.60        $34.13        $42.67        $13.57        $20.36        $27.15         $33.93
       11                15.87         23.80         31.74         39.67         12.62         18.93         25.24          31.55
       13                14.78         22.16         29.55         36.94         11.75         17.63         23.50          29.38
       15                13.77         20.66         27.55         34.44         10.96         16.43         21.91          27.39

         Sandler O'Neill also performed an analysis which estimated the future stream of dividend flows of MidCity Financial through December 31, 2004 under various circumstances, assuming MidCity Financial's current dividend payout ratio and that MidCity Financial performed in accordance with the earnings estimates reviewed with management. For periods after 2002, Sandler O'Neill assumed an annual growth rate of earning assets of approximately 5.0%. To approximate the terminal value of MidCity Financial common stock at December 31, 2004, Sandler O'Neill applied price/earnings multiples ranging from 8x to 20x and applied multiples of tangible book value ranging from 100% to 250%. The dividend income streams and terminal values were then discounted to present values using different discount rates ranging from 9% to 15% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of MidCity Financial common stock. As illustrated in the following table, this analysis indicated an imputed range of values per share of MidCity Financial common stock of $2,549 to $7,178 when applying the price/earnings multiples and $3,203 to $9,201 when applying multiples of tangible book value. Based on the closing price of MB Financial common stock on April 19, 2001 of $16.50 and the MidCity Financial exchange ratio of 230.32955 shares of new company common stock for each share of MidCity Financial common stock, Sandler O'Neill calculated an implied transaction value per share of MidCity Financial common stock of $3,800.44.

                                 Price/Earnings Multiples                              Tangible Book Value Multiples
                  ------------------------------------------------------- -----------------------------------------------------
    Discount
      Rate             8x           12x            16x           20x          1.0x          1.5x          2.0x         2.50x
----------------- ------------- ------------- ------------- ------------- ------------- ------------- ------------- -----------
       9%          $3,122         $4,474        $5,826        $7,178        $3,932         $5,688        $7,445        $9,201
      11            2,914          4,171         5,428         6,685         3,667          5,300         6,933         8,567
      13            2,724          3,894         5,065         6,235         3,425          4,945         6,466         7,987
      15            2,549          3,640         4,731         5,822         3,203          4,620         6,038         7,455

         Sandler O'Neill discussed the above ranges of values with the MB Financial board of directors, with particular focus on the range of values indicated by applying price/earnings multiples of 10x to 14x and price/tangible book values of 150% to 225%. In connection with its analyses, Sandler O'Neill considered and discussed with the MB Financial board of directors how the present value analysis would be affected by changes in the underlying assumptions, including variations with respect to the growth rate of assets, net income and dividend payout ratio. Sandler O'Neill noted that the discounted dividend stream and terminal value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

         PRO FORMA MERGER ANALYSIS. Sandler O'Neill analyzed certain potential pro forma effects of the merger, based upon (1) the MB Financial exchange ratio of 1.0 and an implied transaction value of $16.50 per share of MB Financial common stock, (2) the MidCity Financial exchange ratio of 230.32955 and an implied transaction value of $3,800.44 per share of MidCity Financial common stock, (3) the earnings per share estimates and projections of MB Financial and MidCity Financial referred to above, and (4) assumptions regarding the economic environment, accounting and tax treatment of the merger, charges and transaction costs associated with the merger and operating efficiencies determined by the senior managements of MB Financial and MidCity Financial. The analysis indicated that for the year ending December 31, 2002, the first full year following the merger, the merger would be accretive to MB Financial's projected earnings per share. Also, the analysis indicated that the merger would be accretive to MidCity Financial's earnings per share for the same period. The actual results achieved by MB Financial, MidCity Financial or the new company may vary from projected results and the variations may be material.

                                                 MB Financial                        MidCity Financial
                                     -------------------------------------------------------------------------
                                        Stand-alone         Pro Forma         Stand-alone       Pro Forma (1)
                                     -----------------  -----------------  -----------------  ----------------
Projected 2002 EPS                         $2.16              $2.24            $421.67            $515.93

--------------------

(1) Determined by multiplying the MB Financial value by the MidCity Financial exchange ratio.

         CONTRIBUTION ANALYSIS. Sandler O'Neill reviewed the relative contributions to be made by MB Financial and MidCity Financial to the new company based on financial information of MB Financial and MidCity Financial for the period ended March 31, 2001, adjusted in the case of MB Financial for its then-pending acquisition of FSL Holdings, Inc. (completed in May 2001). The percentage of pro forma shares owned was determined using the MB Financial exchange ratio of 1.0 and the MidCity Financial exchange ratio of 230.32955. This analysis indicated that the implied contributions to the new company were as follows:


                                                          MB Financial               MidCity Financial
                                                   --------------------------    -----------------------
Total assets                                                   46.05%                       53.95%
Total cash and securities                                      26.70                        73.30
Total net loans                                                54.44                        45.56
Total goodwill                                                 54.74                        45.26
Total deposits                                                 43.60                        56.40
Total borrowings                                               81.52                        18.48
Tangible equity                                                29.18                        70.82
Total equity                                                   32.38                        67.62
2001 estimated net income                                      45.48                        54.52
Percentage of pro forma shares owned(1)                        40.00                        60.00

-----------------------
(1) Based on total number of shares of new company common stock projected to be outstanding upon completion of the merger without giving effect to the outstanding options to acquire shares of MB Financial. Assuming full exercise of all outstanding options, the percentage ownership would be 42.7% for MB Financial and 57.3% for MidCity Financial.

         Sandler O'Neill is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Sandler O'Neill is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. Sandler O'Neill has previously rendered investment banking services to MB Financial unrelated to the merger, for which Sandler O'Neill received customary compensation. MB Financial selected Sandler O'Neill to act as its financial advisor on the basis of Sandler O'Neill's reputation and its prior experience and familiarity with MB Financial.

         MB Financial has agreed to pay Sandler O'Neill a transaction fee of $925,000 in connection with the merger, of which $231,250 has been paid and the balance of which is contingent, and payable, upon closing of the merger. MB Financial has also paid Sandler O'Neill a fee of $150,000 for rendering its fairness opinion, which will be credited against that portion of the transaction fee due upon closing of the merger. MB Financial has also agreed to reimburse Sandler O'Neill for its reasonable out-of-pocket expenses incurred in connection with its engagement up to a maximum of $15,000 and to indemnify Sandler O'Neill and its affiliates and their respective partners, directors, officers, employees, agents, and controlling persons against certain expenses and liabilities, including liabilities under securities laws. In the ordinary course of its business as a broker-dealer, Sandler O'Neill may purchase securities from and sell securities to MB Financial and MidCity Financial and may actively trade the equity or debt securities of MB Financial and MidCity Financial and their respective affiliates for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

OPINIONS OF MIDCITY FINANCIAL'S FINANCIAL ADVISORS

         MidCity Financial engaged Hovde Financial LLC and Alex Sheshunoff & Company LLP as its financial advisors in connection with the merger based on their experience and expertise. Hovde and Alex Sheshunoff are nationally recognized investment banking firms that have substantial experience in transactions similar to the merger.

         OPINION OF HOVDE FINANCIAL LLC. The board of directors of MidCity Financial has requested that Hovde render its opinion with respect to the fairness, from a financial point of view, of the MidCity Financial exchange ratio from the standpoint of the MidCity Financial stockholders. IN EVALUATING THE HOVDE OPINION, STOCKHOLDERS

SHOULD TAKE INTO ACCOUNT THE FACT THAT HOVDE-AFFILIATED ENTITIES OWN MORE THAN 5% OF OUTSTANDING SHARES OF MB FINANCIAL COMMON STOCK. BECAUSE OF THE HOVDE-AFFILIATED ENTITIES' INVESTMENT INTEREST IN MB FINANCIAL, THE MIDCITY FINANCIAL BOARD OF DIRECTORS SOUGHT AND OBTAINED THE OPINION OF SHESHUNOFF WITH RESPECT TO THE FAIRNESS OF THE MIDCITY FINANCIAL EXCHANGE RATIO, FROM A FINANCIAL POINT OF VIEW, TO THE STOCKHOLDERS OF MIDCITY FINANCIAL.

         On April 18, 2001, Hovde rendered its oral opinion that, as of such date, the MidCity Financial exchange ratio was fair, from a financial point of view, to the holders of MidCity Financial's common stock. This opinion was confirmed in writing as of April 19, 2001, the date on which the merger agreement was executed. In requesting Hovde's advice and opinion, no limitations were imposed by MidCity Financial upon Hovde with respect to the investigations made or procedures followed by it in rendering its opinion.

         THE FULL TEXT OF THE OPINION OF HOVDE, DATED APRIL 19, 2001, WHICH DESCRIBES THE PROCEDURES FOLLOWED, ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN, IS ATTACHED TO THIS JOINT PROXY STATEMENT-PROSPECTUS AS APPENDIX C. MIDCITY FINANCIAL STOCKHOLDERS SHOULD READ THIS OPINION IN ITS ENTIRETY. HOVDE'S OPINION IS DIRECTED ONLY TO THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW, OF THE MIDCITY FINANCIAL EXCHANGE RATIO, AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY MIDCITY FINANCIAL STOCKHOLDER AS TO HOW THE STOCKHOLDER SHOULD VOTE AT THE MIDCITY FINANCIAL SPECIAL MEETING. THE SUMMARY OF THE OPINION OF HOVDE SET FORTH IN THIS JOINT PROXY STATEMENT-PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE OPINION.

         Hovde, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bidding, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Hovde is familiar with MidCity Financial, having acted as its financial advisor in connection with, and having participated in the negotiations leading to, the merger agreement. Hovde is also familiar with MB Financial, as from time to time it has provided investment banking and financial advisory services to MB Financial for which it previously has received fees. In the course of its daily trading activities, investment funds controlled by an affiliate (as such term is defined in Rule 12g-2 promulgated under the Securities Exchange Act of 1934, as amended) of Hovde and its affiliates may from time to time effect transactions and hold securities of MidCity Financial and MB Financial. As of the date of its opinion, Hovde-affiliated entities held no shares of MidCity Financial common stock and 402,838 shares of MB Financial common stock.


         Hovde will receive a fee contingent upon the completion of the merger for services rendered in connection with advising MidCity Financial regarding the merger, including the fairness opinion and financial advisory services provided to MidCity Financial. As of the date of this joint proxy statement-prospectus, this fee would have been approximately $2.1 million. Hovde has received $300,000 of this fee to date. Other than the services and fees identified above, Hovde has not provided any other services to MidCity Financial and has not received any other compensation from MidCity Financial in the past. In the past two years, Hovde provided financial advisory services to MB Financial in conjunction with its acquisition of FSL Holdings, Inc. and received compensation from MB Financial for such services in the amount of $450,000. Hovde may provide these types of services to the new company after the merger and receive fees for those services.


         The following is a summary of the analyses performed by Hovde in connection with its fairness opinion. Certain of these analyses were presented to the MidCity Financial board of directors. The summary set forth below does not purport to be a complete description of either the analyses performed by Hovde in rendering its opinion or the presentation made by Hovde to the MidCity Financial board of directors, but it does summarize all of the material analyses performed and presented by Hovde.

         The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances. In arriving at its opinion, Hovde did not attribute any particular weight to any analysis and factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Hovde may have given various analyses more or less weight than other analyses. Accordingly, Hovde believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, without considering all factors and analyses, could create an incomplete view of the process underlying the analyses set forth in its report to the MidCity
Financial board of directors and its fairness opinion.

         In performing its analyses, Hovde made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of MidCity Financial and MB Financial. The analyses performed by Hovde are not necessarily indicative of actual value or actual future results, which may be significantly more or less favorable than suggested by these analyses. These analyses were prepared solely as part of Hovde's analysis of the fairness of the MidCity Financial exchange ratio, from a financial point of view, to the MidCity Financial stockholders. The analyses do not purport to be an appraisal or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at the present time or at any time in the future. Hovde's opinion does not address the relative merits of the merger as compared to any other business combination in which MidCity Financial might engage. In addition, as described above, Hovde's opinion to the MidCity Financial board of directors was one of many factors taken into consideration by the MidCity Financial board of directors in making its determination to approve the merger agreement.

         During the course of Hovde's engagement and for the purposes of the opinion discussed herein, Hovde has:

         -        reviewed the merger agreement;

         - reviewed certain historical publicly available business and financial information concerning MidCity Financial and MB Financial;

         - reviewed certain internal financial statements and other financial and operating data concerning MidCity Financial and MB Financial;

         - analyzed certain financial projections prepared by the managements of MidCity Financial and MB Financial;

         - conducted meetings with members of the senior management of MidCity Financial and MB Financial for the purpose of reviewing the future prospects of MidCity Financial and MB Financial, including financial forecasts related to the respective businesses, earnings, assets, liabilities and the amount and timing of cost savings and revenue enhancements (referred to below as the "synergies") expected to be achieved as a result of the merger;

         - reviewed historical market prices and trading volumes for MidCity Financial common stock and MB Financial common stock;

         - evaluated the pro forma ownership of new company common stock by MidCity Financial's stockholders relative to the pro forma contribution of MidCity Financial's assets, liabilities, equity and earnings to the new company;

         - reviewed the terms of recent merger and acquisition transactions, to the extent publicly available, involving banks and bank holding companies that Hovde considered relevant;

         - analyzed the pro forma impact of the merger on the new company's post-merger earnings per share, consolidated capitalization and financial ratios; and

         - performed such other analyses and considered such other factors as Hovde has deemed appropriate.

         In rendering this opinion, Hovde has assumed, without independent verification, the accuracy and completeness of the financial and other information and representations contained in the materials provided to Hovde by MidCity Financial and MB Financial and in the discussions with MidCity Financial and MB Financial managements. In that regard, Hovde has assumed that the financial forecasts, including, without limitation, the synergies and projections regarding under-performing and non-performing assets and net charge-offs have been reasonably prepared on a basis reflecting the best currently available information and judgments and estimates of MidCity Financial and MB Financial and that these forecasts will be realized in the amounts and at the times contemplated thereby. Hovde is not an expert in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto and have assumed that such allowances for MidCity Financial and MB Financial are in the aggregate adequate to cover such losses. Hovde was not retained to and did not conduct a physical inspection of any of the properties or facilities of MidCity Financial or MB Financial. In addition, Hovde has not reviewed individual credit files nor has it made an independent evaluation or appraisal of the assets and liabilities of MidCity Financial and MB Financial and Hovde was not furnished with any such evaluations or appraisals.


     The following table summarizes the implied per share equity value for MidCity Financial derived from the analyses indicated, all of which are described in greater detail below. Additional analyses performed by Hovde that were not intended to arrive at an implied equity value range are also described below but are not included in the table.

                                                       IMPLIED VALUE PER
     VALUATION METHODOLOGY                       MIDCITY FINANCIAL SHARE
     ---------------------                       -----------------------

     Implied Offer Value based on:
       MB's last closing price                                 $3,711.65
       MB's last 5 trading days                                $3,739.98
       MB's last 10 trading days                               $3,741.42
       MB's last 20 trading days                               $3,663.68
       MB's last 30 trading days                               $3,659.36
     Discounted Cash Flow:
       MidCity Financial standalone                 $4,563.28 - 6,232.90
       MidCity Financial pro forma combined         $5,843.46 - 7,509.64
         with MB Financialpost transaction
         with synergies
     Selected Mergers*                             $7,276.30 - 14,505.27
     Comparable Companies                           $4,506.91 - 6,810.81

--------------
*Includes transactions, unlike the merger of MB Financial and MidiCty Financial, in which control premiums were paid.


         IMPLIED OFFER VALUE ANALYSIS BASED ON MB FINANCIAL HISTORICAL TRADING VALUATION. Hovde reviewed the implied offer value per share for MidCity Financial common stock based on the price of MB Financial common stock at different intervals during the period commencing April 6, 2001, using the 5-day, 10-day, 20-day and 30-day closing average closing price of MB Financial common stock during such period. Using such average closing prices, Hovde observed that the implied offer value per share to MidCity Financial stockholders was as follows:

                                                                                          Implied
                                                            Implied value per         aggregate value
                                     MB Financial           share to MidCity             to MidCity
                                   average closing              Financial                Financial
                                        price                 stockholders              stockholders
                                 --------------------------------------------------------------------

Last trading day                       $16.375                  $3,711.65               $173,522,135
Last 5 Trading Days                    $16.238                  $3,739.98               $172,065,079
Last 10 Trading Days                   $16.244                  $3,741.42               $172,131,309
Last 20 Trading Days                   $15.906                  $3,663.68               $168,554,898
Last 30 Trading Days                   $15.888                  $3,659.36               $168,356,209


         As of____________, 2001, based upon the most recent closing price for MB Financial common stock of $_____________, the implied offer value for MidCity Financial common stock was $_________, or an aggregate value of $_________________.

         DISCOUNTED CASH FLOW ANALYSIS. Hovde estimated the present value of the MidCity Financial common stock by using 2001-2003 cash earnings of $20.9 million, $23.0 million and $26.1 million, respectively, and 2001-2003 aggregate dividends of $6.4 million per annum. In arriving at the terminal value of MidCity Financial's earnings stream at the end of 2003, Hovde assumed a terminal value multiple at a range of 12.0, 13.5 and 15.0. The terminal value was then discounted, along with yearly cash flows for 2001 through 2003, at range of discount rates of 13.0%, 15.0% and 17.0% to arrive at the present value for MidCity Financial's common stock. These rates and values were chosen to reflect different assumptions regarding the required rates of return of holders or prospective buyers of MidCity Financial common stock. This analysis and its underlying assumptions yielded a range of value for MidCity Financial of approximately $209.9 million to $286.8 million.

         Hovde also estimated the present value of the MB Financial common stock by using 2001-2003 cash earnings of $16.5 million, $18.9 million and $21.8 million, respectively, and no dividends during 2001-2003. In arriving at the terminal value of MB Financial's earnings stream at the end of 2003, Hovde assumed a terminal value multiple at a range of 12.0, 13.5 and 15.0. The terminal value was then discounted, along with yearly cash flows for 2001 through 2003, at range of discount rates of 13.0%, 15.0% and 17.0% to arrive at the present value for MB Financial's common stock. These rates and values were chosen to reflect different assumptions regarding the required rates of return of holders or prospective buyers of MB Financial common stock. This analysis and its underlying assumptions yielded a range of value for MB Financial of approximately $163.6 million to $227.0 million.

         Hovde also estimated the present value of the new company common stock after the merger by using 2001-2003 cash earnings of $41.8 million, $49.7 million and $53.0 million, respectively, and 2001-2003 aggregate dividends of $10.7 million per annum. In arriving at the terminal value of pro forma company's earnings stream at the end of 2003, Hovde assumed a terminal value multiple at a range of 12.0, 13.5 and 15.0. The terminal value was then discounted, along with yearly cash flows for 2001 through 2003, at range of discount rates of 13.0%, 15.0% and 17.0% to arrive at the present value for the new company's common stock. These rates and values were chosen to reflect different assumptions regarding the required rates of return of holders or prospective buyers of new company common stock. This analysis and its underlying assumptions yielded a range of value for the new company of approximately $420.6 million to $576.1 million.

         Hovde then highlighted the impact in net present value to the stockholders of MidCity Financial on a standalone basis in comparison to the new company. As such, Hovde noted that stockholders of MidCity Financial would experience appreciation of net present value in the range of 20.2% to 20.5%.

         CONTRIBUTION ANALYSIS. Hovde prepared a contribution analysis showing percentages of assets, loans, deposits, equity and tangible equity at December 31, 2000 on actual basis and at December 31, 2001 on estimated basis for MidCity Financial and for MB Financial, and actual fiscal year 2000 net income on GAAP basis and cash basis, and estimated fiscal years 2001-2003 net income on GAAP basis and cash basis that would be contributed to the new company on a pro-forma basis by MidCity Financial and MB Financial. These contribution percentages were compared to the 60.00% of the new company common shares outstanding that holders of MidCity Financial common stock would own.

                                             MidCity Financial              MB Financial
                                                Contribution                Contribution
                                          ----------------------------------------------
BALANCE SHEET
-------------

Total Assets - 12/31/00                            55.64%                       44.36%
Loans & Leases - 12/31/00                          46.53                        53.47
Deposits - 12/31/00                                59.49                        40.51
Equity - 12/31/00                                  66.92                        33.08
Tangible Equity - 12/31/00                         68.61                        31.39
Total Assets - Estim. 12/31/01                     52.18                        47.82
Loans - Estim. 12/31/01                            44.28                        55.72
Deposits - Estim. 12/31/01                         55.86                        44.14
Equity - Estim. 12/31/01                           66.36                        33.64
Tangible Equity - Estim. 12/31/01                  69.64                        30.36

INCOME STATEMENT
----------------

GAAP Net Income - 2000                             56.96                        43.04
Cash Net Income - 2000                             55.41                        44.59
GAAP Net Income - Estim. 2001                      57.58                        42.42
Cash Net Income - Estim. 2001                      55.90                        44.10
GAAP Net Income - Estim. 2002                      55.91                        44.09
Cash Net Income - Estim. 2002                      54.95                        45.05
GAAP Net Income - Estim. 2003                      55.04                        44.96
Cash Net Income - Estim. 2003                      54.47                        45.53


         FINANCIAL IMPLICATIONS TO MIDCITY FINANCIAL STOCKHOLDERS. Hovde prepared an analysis of the financial implications to the holders of MidCity Financial common stock. This analysis indicated the level of accretion to GAAP earnings per share, cash earnings per share, dividends per share and tangible book value per share that a stockholder of MidCity Financial would achieve on a pro forma equivalent basis, assuming the MidCity Financial exchange ratio of
230.32955 and including projected cost savings and revenue enhancement opportunities. The table below summarizes these results:

                                                                 Per Share
                                  ------------------------------------------------------------------------------
                                          GAAP Earnings                                Cash Earnings
                                  ------------------------------            ------------------------------------
                                     2001        2002       2003                2001        2002        2003
                                     ----        ----       ----                ----        ----        ----
MidCity Financial standalone        $422.52    $467.61     $535.16            $455.13     $500.22     $567.76
Pro Forma                           $497.01    $603.20     $648.59            $545.23     $647.49     $690.58
% Accretion/Dilution                 17.6%      29.0%       21.2%              19.8%       29.4%       21.6%


                                                                 Per Share
                                  ------------------------------------------------------------------------------
                                            Dividends                                Tangible Book Value
                                  ------------------------------            ------------------------------------
                                     2001        2002       2003                2001        2002        2003
                                     ----        ----       ----                ----        ----        ----
MidCity Financial standalone        $140.00    $140.00     $140.00          $3,941.60    $4,301.81     $4,729.58
Pro Forma                           $140.00    $140.00     $140.00          $3,256.26    $3,531.90     $3,909.50
% Accretion/Dilution                 0.0%        0.0%       0.0%             -17.4%        -17.9%       -17.3%


         COMPARATIVE SHAREHOLDER RATES OF RETURN. Hovde presented an analysis of comparative theoretical shareholder returns in several scenarios, including (i) MidCity Financial remaining independent; (ii) MidCity Financial being acquired in 2003; (iii) MidCity Financial merging with MB Financial under the terms of the merger agreement; and (iv) MidCity Financial merging with MB Financial under the terms of the merger agreement and the new company in turn being acquired in 2003. This analysis, which was based on the net present value of projected dividend streams and projected common stock valuations, using historical operating and acquisition price-to- earnings multiples, indicated total shareholder returns of 14.25% if MidCity Financial remained independent, 28.17% if MidCity Financial were acquired in 2003, 25.61% if MidCity Financial merged with MB Financial, and 48.42% if MidCity Financial merged with MB Financial and the new company in turn were acquired in 2003.

         ANALYSIS OF SELECTED MERGERS. As part of its analysis, Hovde reviewed comparable size merger of equals transactions involving banks nationwide announced since January 1, 1995, in which the pro forma assets were between $2 billion and $10 billion (referred to as the "Merger of Equals Group"). This Merger of Equals Group consisted of the following 4 transactions:


Resulting                                        Pro Forma         Announced
Company's Name                                Assets ($000)          Date
--------------                               -------------         ----------
New York Community Bancorp                       7,928,201          03/27/01
Chemical Financial Corp.                         2,985,654          08/22/00
Pacific Capital Bancorp                          2,423,447          07/20/98
Sky Financial Group, Inc.                        3,570,226          05/21/98


         Hovde also highlighted the difference in the stock performance of the Merger of Equals Group from the day of the announcement of the applicable transaction to April 6, 2001, in comparison to the performance of the Nasdaq Bank Index during the same period of time. This analysis indicated that (i) New York Community Bancorp had a return of 8.31% versus Nasdaq Bank Index return of -1.96%, for a net difference of +10.27%; (ii) Chemical Financial Corp. had a return of 21.35% versus Nasdaq Bank Index return of 10.95%, for a net difference of +10.40%; (iii) Pacific Capital Bancorp had a return of -18.22% versus Nasdaq Bank Index return of -15.56%, for a net difference of -2.66%; and (iv) Sky Financial Group, Inc. had a return of 18.55% versus Nasdaq Bank Index return of -19.29%, for a net difference of +37.84%.

         COMPARABLE COMPANY ANALYSIS. Using publicly available information, Hovde compared the stock market valuation of MidCity Financial on standalone basis, MB Financial on standalone basis and the new company with the following comparable Midwestern publicly traded banking institutions:

Company Name                                               Headquarters                 Market Cap ($M)
------------                                              ---------------               ----------------
AMCORE Financial, Inc.                                     Rockford, IL                      516.8
Associated Banc-Corp                                       Green Bay, WI                   2,146.5
Citizens Banking Corp                                      Flint, MI                       1,148.4
Corus Bankshares Inc.                                      Chicago, IL                       735.4
First Midwest Bancorp, Inc.                                Itasca, IL                      1,172.9
First Oak Brook Bancshares                                 Oak Brook, IL                     123.0
1st Source Corp.                                           South Bend, IN                    390.8
Midwest Banc Holdings Inc.                                 Melrose Park, IL                  171.8
Mississippi Valley Bancshares                              St. Louis, MO                     326.5
Old Second Bancorp, Inc.                                   Aurora, IL                        145.8
Wintrust Financial Corp.                                   Lake Forest, IL                   156.1


         Indications of such financial performance and stock market valuation included the calculation of price-to-book value, price-to-tangible book value, price-to-2001 estimated GAAP earnings and price-to-2001 estimated cash earnings, utilizing the most recent price of MidCity Financial common stock of $4,400 (last traded in November 2000) and the price of MB Financial common stock on April 6, 2001 of $16.38 for both MB Financial and the new company.

                                        Price to Book         Price to        Price to 2001 Est.      Price to 2001
                                          Value              Tang. Book          GAAP EPS               Est. Cash
                                            (x)               Value-(x)               (x)                  EPS(x)
                                       ---------------       ----------       ------------------      -------------
MidCity Financial                            1.09               1.20                 10.4                  9.7
MB Financial                                 1.26               1.50                  8.1                  7.0
New Company                                  1.01               1.16                  7.6                  6.9
Comparable Company Median                    1.69               1.85                 10.7                 10.6


         Hovde also noted that if the new company were to trade at the comparable company median price-to-2001 estimated cash earnings of 10.6x, the price per share for the new company common stock would increase to $25.20.

         TRANSACTION MULTIPLE ANALYSIS. Based on the MidCity Financial exchange ratio of 230.32955 and MB Financial common stock closing price as of April 6, 2001 of $16.38, Hovde calculated the implied price-to-2000 actual GAAP earnings, price-to-2000 actual cash earnings, price-to-2001 estimated GAAP earnings, price-to-2001 estimated cash earnings, price-to-book value and price-to-tangible book value. The following is a summary of Hovde's findings:

                                                   Implied Multiples Based on MB Financial
                                                                  Price of:
                                               ------------------------------------------------
                                                 $16.38 at 04/06/01       $20.40 at 05/14/01
                                               ----------------------  ------------------------
Price-to-2000 actual GAAP earnings                     11.30                     14.10


                                       58


Price-to-2000 actual cash earnings                     10.30                     12.80
Price-to-2001 estimated GAAP earnings                   8.90                     11.10
Price-to-2001 estimated cash earnings                   8.30                     10.30
Price-to-book value                                     0.94                      1.16
Price-to-tangible book value                            1.03                      1.28

         Hovde also compared the implied multiples of price to MidCity Financial's book value, tangible book value, last twelve months earnings and the tangible book value to core deposit premium to the multiples generated in the comparable transactions.


                                               Multiple of Price to
                                -----------------------------------------------------
                                                                                               Tangible Book
                                                      Tangible                                 Value to Core
               Resulting Company   Book Value (x)     Book Value (x)    LTM EPS (x)         Deposit Premium (%)
-------------------------------------------------------------------------------------------------------------------
New York Community Bancorp              2.47               3.18            21.0                    31.64
Chemical Financial Corp.                2.13               2.56            13.8                    14.49
Pacific Capital Bancorp                 4.07               4.20            28.3                    41.53
Sky Financial Group, Inc.               3.98               4.20            22.6                    31.85

MidCity                                 0.94               1.03            11.3                    0.29

         LIQUIDITY ANALYSIS. Hovde noted that one of the goals of MidCity Financial management was to increase the liquidity of the MidCity Financial common stock. In its review of stock trading history since January 1, 2000 through April 6, 2001, for both MidCity Financial common stock and MB Financial common stock, Hovde discovered that MidCity Financial common stock traded only during 13 out of 66 calendar weeks, while MB Financial common stock traded during all 66 out of 66 calendar weeks. Excluding two weeks of abnormally high trading volume for MidCity Financial common stock within this time period, MB Financial's common stock traded approximately 700% more in average weekly dollar volume than MidCity Financial common stock. Moreover, MB Financial had seven market makers and a typical bid-ask spread of approximately 1.53% of the bid. In contrast, MidCity Financial had no market makers and a typical bid-ask spread of approximately 6.38%.

         Based upon the foregoing analyses and other investigations and assumptions set forth in its opinion, without giving specific weightings to any one factor or comparison, Hovde determined that the MidCity Financial exchange ratio, after taking into account the MB Financial exchange ratio, was fair from a financial point of view to the MidCity Financial stockholders.

         OPINION OF ALEX SHESHUNOFF & COMPANY LLP. MidCity Financial retained Alex Sheshunoff & Co. LLP to provide its opinion of the fairness of the MidCity Financial exchange ratio, after taking into account the MB Financial exchange ratio, to MidCity's Financial stockholders from a financial point of view. As part of its investment banking business, Sheshunoff is regularly engaged in the valuation of securities in connection with mergers and acquisitions and valuations for estate, corporate and other purposes. MidCity Financial's board of directors decided to retain Sheshunoff based on its experience as a financial advisor in mergers and acquisitions of financial institutions, and its knowledge of financial institutions. On April 18, 2001, Sheshunoff rendered its oral opinion that, as of such date, the MidCity Financial exchange ratio was fair, from a financial point of view, to the holders of MidCity Financial's common stock. This opinion was confirmed in writing as of April 19, 2001, the date on which the merger agreement was executed.


         The full text of Sheshunoff's written opinion, which sets forth, among other things, the assumptions made, procedures followed, matters considered, and limitations on the review undertaken, is attached as Appendix D to this joint proxy statement-prospectus. MidCity Financial's stockholders are urged to read the Sheshunoff opinion carefully and in its entirety. Sheshunoff's opinion is addressed to MidCity Financial's board of directors and does not constitute a recommendation to any stockholder of MidCity Financial as to how such stockholder should vote at the MidCity Financial special meeting. Sheshunoff's opinion does not address the relative merits of the merger as compared to any alternative business transaction that might be available to MidCity Financial.

         In connection with its opinion, Sheshunoff, among other things:

         o Evaluated MidCity Financial's consolidated results based upon a review of its annual financial statements for the three-year period ended December 31, 2000;

         o Reviewed Call Report information as of December 31, 2000 for MidCity Financial's subsidiary banks;

         o Conducted conversations with executive management regarding recent and projected financial performance of MidCity Financial;

         o Compared MidCity Financial's recent operating results with those of certain other banks in the U.S. which have recently been acquired for cash, stock, or other forms of consideration;

         o Compared MidCity Financial's recent operating results with those of certain other banks in the U.S. which have recently been involved in a merger-of equals;

         o Compared the pricing multiples for MidCity Financial in the merger to those of certain other banks in the U.S. which have recently been acquired for cash, stock, or other forms of consideration;

         o Analyzed the net present value of the after-tax cash flows MidCity Financial could produce as an independent company under its current business strategy through the year 2005, based on assumptions provided by management;

         o Held discussions with MidCity Financial's and MB Financial's management concerning each company's recent financial performance and future prospects as an independent and combined company;

         o Reviewed the due diligence report on MB Financial's loan portfolio and loan loss reserves prepared by MidCity Financial. Sheshunoff relied upon this review in forming its opinion and did not independently review or evaluate MB Financial's or MidCity Financial's asset quality or loss reserve adequacy;

         o Reviewed projections of MidCity Financial and MB Financial as a combined company as prepared for the management of MidCity Financial and MB Financial by their respective advisors. Sheshunoff did not independently evaluate the accuracy or reasonableness of the projections or the asset growth rates, cost savings and revenue enhancements assumed in the pro-forma projections for the combined companies following the merger;

         o        Reviewed a copy of the merger agreement;

         o Reviewed recent trading prices and volume for MB Financial and the lack of any trading market for MidCity Financial;

         o Reviewed MB Financial's financial performance for the past three years ended December 31, 2000 as reported in its annual reports to stockholders and Annual Reports on Form 10-K;


         o Reviewed the pro-forma impact on MB Financial of the then-pending cash acquisition of FSL Holdings, Inc. (completed in May 2001); and

         o        Performed such other analyses as it deemed appropriate.

         In connection with its review, Sheshunoff relied upon and assumed the accuracy and completeness of all of the foregoing information provided to it or made publicly available, and Sheshunoff did not assume any responsibility for independent verification of such information. With respect to the internal confidential financial projections, Sheshunoff assumed that such projections were reasonably prepared on the basis reflecting the best currently available estimates and judgments of the future financial performance of MidCity Financial and did not independently verify the validity of such assumptions. Sheshunoff did not make any independent evaluation or appraisal of the assets or liabilities of MidCity Financial, nor was Sheshunoff furnished with any such appraisals. Sheshunoff did not examine any individual loan files of MidCity Financial. Sheshunoff is not an expert in the evaluation of loan portfolios for the purposes of assessing the adequacy of the allowance for losses with respect thereto and has assumed that such allowances for each of the companies are in the aggregate, adequate to cover such losses.

         With respect to MB Financial, Sheshunoff relied solely upon publicly available data regarding MB Financial's financial condition and performance. Sheshunoff met with and discussed this publicly available information with the management of MB Financial. Sheshunoff did not conduct any independent evaluation or appraisal of the assets, liabilities or business prospects of MB Financial, was not furnished with any evaluations or appraisals, and did not review any individual credit files of MB Financial.

         The operating results for the new company following the merger and for MidCity Financial as an independent company that Sheshunoff relied upon were prepared by the combined companies' management for the new company and by MidCity Financial's management for MidCity Financial as an independent company. Sheshunoff assumed based on management representations that these projections and assumptions reflect the best current estimates of the new company's and MidCity Financial's independent performance. Actual results may vary from the projected performance and such variances, positive or negative, could be material. No assurance can be given that the new company or MidCity Financial as an independent company will achieve the results Sheshunoff used in preparing its opinion. Sheshunoff's opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to Sheshunoff as of, April 18, 2001. Market, economic and other events occurring after that date could materially affect the projections and assumptions used in preparing Sheshunoff's opinion.

         In connection with rendering its opinion, Sheshunoff performed a variety of financial analyses. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. Moreover, the evaluation of the fairness, from a financial point of view, of the MidCity Financial exchange ratio is to some extent a subjective one based on the experience and judgment of Sheshunoff and not merely the result of mathematical analysis of financial data. Accordingly, notwithstanding the separate factors summarized below, Sheshunoff believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying its opinion. The ranges of valuations resulting from any particular analysis described below should not be taken to be Sheshunoff's view of the actual value of MidCity Financial.

         In performing its analyses, Sheshunoff made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond the control of MidCity Financial. The analyses performed by Sheshunoff are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold. In addition, Sheshunoff's analyses should not be viewed as determinative of MidCity Financial's Board's or MidCity Financial's management's opinion with respect to the value of MidCity Financial.


     The following table summarizes the implied per share equity value for MidCity Financial derived from the analyses indicated, all of which are described in greater detail below. Additional analyses performed by Sheshunoff that were not intended to arrive at an implied equity value range are also described below but are not included in the table.

                                                                        IMPLIED VALUE PER
     VALUATION METHODOLOGY                                        MIDCITY FINANCIAL SHARE
     ---------------------                                        -----------------------

     Comparable Transaction Analysis*                                    $3,583 - $16,193
     Discounted Cash Flow Analysis:
       MidCity Financial standalone                                      $2,583 -  $4,945
       MidCity Financial pro forma combined with MB Financial             $3,161 - $6,590
     Value of Consideration as of April 17, 2001                                   $3,766

--------------
*Includes transactions, unlike the merger of MB Financial and MidiCty Financial, in which control premiums were paid.

         The following is a summary of the analyses performed by Sheshunoff in connection with its opinion:

         ANALYSIS OF SELECTED TRANSACTIONS. Sheshunoff performed an analysis of premiums paid in selected pending or recently completed acquisitions of banking organizations. Three sets of comparable transactions were analyzed to ensure a thorough comparison.

         The first set of comparable transactions were comprised of select merger-of-equal transactions announced since January 1, 1999. The selected transactions reviewed included the following:

         First Union Corp./ Wachovia Corp.
         South Alabama Bancorp./ Peoples BancTrust Co.
         Southern Community Bancorp/ Peninsula Bancorp Inc.
         Chemical Financial Corp./ Shoreline Financial Corp.
         Umpqua Holdings Corp./ VRB Bancorp
         Shore Bancshares Inc./ Talbot Bancshares Inc.
         Cooper Lake Financial Corp./ Delta Bank
         Marathon Financial Corp./ Rockingham Heritage Bank
         Valley Capital Corp./ State Capital Corp.
         National Commerce Bancorp./ CCB Financial Corp.
         Commonwealth Bancshares Inc./ Commonwealth Financial Corp. First Sterling Banks Inc./ Main Street Banks Inc.
         Walden Holding Company/ Rainbow Investment Company
         BankIllinois Financial Corp./ First Decatur Bancshares
         First Capital Inc./ HCB Bancorp
         Harbor Bancorp Inc./ Bank of the Pacific
         Sharon Bancshares Inc./ First Northwest Bankshares, Inc.
         South Branch Valley/ Potomac Valley Bank
         Fleet Financial Group/ BankBoston Corp.

         The following table compares information with respect to the merger and the medians, means, highs and lows for the selected transactions. The analysis assumes normalized last twelve months earnings for MidCity Financial of $18.9 million.

                                                                                              Selected Transactions
                                                                              ----------------------------------------------------

                                                              The Merger(1)        Mean         Median          High         Low
                                                          ------------------------------------------------------------------------
Multiple of Price to Tangible Book Value                              1.03x        1.85x          1.35x         4.04x        0.98x
Multiple of Price to Last Twelve Months Earning                       9.13        13.22x         12.82x        20.53x        9.13x
Multiple of Price to Assets                                           9.5%        16.8%          16.0%         29.7%         9.8%
Multiple of Price to Deposits                                        11.0%        32.0%          20.4%        184.0%        12.9%

-------------
(1) Based on MB Financial's trading price of $16.35 per share on close on business dated April 17, 2001.

         The second set of comparable transactions were comprised of select merger-of-equal transactions announced since January 1, 1999 with deal values over $100 million. The selected transactions reviewed included the following:


         First Union Corp./ Wachovia Corp.
         Chemical Financial Corp./ Shoreline Financial Corp.
         National Commerce Bancorp./ CCB Financial Corp.
         BankIllinois Financial Corp./ First Decatur Bancshares
         Fleet Financial Group/ BankBoston Corp.

         The following table compares information with respect to the merger and the medians, means, highs and lows for the selected transactions. The analysis assumes normalized last twelve months earnings for MidCity Financial of $18.9 million.

                                                                                                Selected Transactions
                                                                                  -------------------------------------------------

                                                                    The Merger(1)      Mean       Median        High         Low
                                                                 ------------------------------------------------------------------
Multiple of Price to Tangible Book Value                                   1.03x       2.97x       2.65x       4.04x        2.56x
Multiple of Price to Last Twelve Months Earning                            9.13x      17.33x      17.47x      20.53x       13.84x
Multiple of Price to Assets                                                9.5%       20.9%       22.1%       24.1%        16.5%
Multiple of Price to Deposits                                             11.0%       31.9%       33.0%       38.0%        21.8%

-------------
(1) Based on MB Financial's trading price of $16.35 per share on close on business dated April 17, 2001.

         The third set of comparable transactions were comprised of select bank acquisition transactions announced since January 1, 1999 in which the seller was located in the Midwest and reported total assets between $1 billion and $10 billion. The selected transactions reviewed included the following:


         Harris Bankcorp Inc./ First National Bancorp Inc.
         Fifth Third Bancorp/ Capital Holdings Inc.
         Wells Fargo & Co./ Brenton Banks Inc.
         Wells Fargo & Co./ First Commerce Bancshares Inc.
         Old Kent Financial Corp./ Grand Premier Financial
         Fifth Third Bancorp/ CNB Bancshares Inc.
         Citizens Banking Corp./ F&M Bancorp.
         Old Kent Financial Corp./ Pinnacle Banc Group Inc.

         The following table compares information with respect to the merger and the medians, means, highs and lows for the selected transactions. The analysis assumes normalized last twelve months earnings for MidCity Financial of $18.9 million.

                                                                                             Selected Transactions
                                                                            -------------------------------------------------------

                                                              The Merger(1)        Mean         Median          High         Low
                                                           ------------------------------------------------------------------------
Multiple of Price to Tangible Book Value                              1.03x       2.59x          2.46x         3.59x        1.97x
Multiple of Price to Last Twelve Months Earning                       9.13x      19.65x         17.84x        32.97x       12.34x
Multiple of Price to Assets                                           9.5%       23.3%          21.8%         32.4%        13.6%
Multiple of Price to Deposits                                        11.0%       30.3%          27.7%         47.3%        17.0%

-------------
(1) Based on MB Financial's trading price of $16.35 per share on close on business dated April 17, 2001.

         DISCOUNTED CASH FLOW ANALYSIS. Sheshunoff estimated the present value of future cash flows that would accrue to a holder of a share of MidCity Financial common stock assuming that MidCity Financial were to remain independent and the stockholder held the stock for five years and then sold it at the end of that period. The analysis was based on earnings forecast prepared by MidCity Financial management on a stand-alone, independent basis for 2001 to 2005. MidCity Financial's terminal value was determined by using price/earnings multiples ranging between 8x and 15x. The terminal value and dividends received were discounted at rates ranging between 12% and 15%. These rates were selected because, in Sheshunoff's experience, they represent risk-adjusted rates of return that investors in securities such as MidCity Financial's common stock would require. On the basis of these assumptions, Sheshunoff calculated present values per share ranging between $2,583 and $4,945 versus the value of the consideration payable to MidCity Financial stockholders in the merger, as of April 17, 2000, of $3,766.

         Sheshunoff also estimated the present value of future cash flows that would accrue to a holder of 230.32955 shares of new company common stock assuming that the merger were to occur and assuming the stockholder held the stock through 2005 and sold it at the end of 2005. This analysis was based on several assumptions including the new company's estimated pro forma earnings per share. Terminal value was determined by using price/earnings multiples ranging between 8x and 15x. The terminal value and dividends received were discounted at rates ranging between 13% and 17%. On the basis of these assumptions, Sheshunoff calculated present values of 230.32955 shares ranging between $3,161 and $6,590.

         Sheshunoff stated that the discounted cash flow analysis is a widely-used valuation methodology but noted that it relies on numerous assumptions, including asset and earnings growth rates, terminal values and discount rates. The analysis did not purport to be indicative of the actual values or expected values of MidCity Financial common stock.

         PRO FORMA ANALYSES. Sheshunoff analyzed the pro forma impact of the merger on earnings per share from the point of view of the holders of both MidCity Financial and MB Financial common stock. Based upon the earnings and synergies estimates from the managements of each of MidCity Financial and MB Financial, this analysis indicated that the merger would be earnings accretive to the holders of MidCity Financial common stock by 29% in 2002, 34% in 2003 and 39% in 2004. This analysis indicated that the merger would be earnings accretive to the holders of MB Financial common stock by 11% in 2002, 7% in 2003 and 7% in 2004.

         These analyses were based on managements' estimates of earnings and synergies. For all of the above analyses, the actual results achieved by the new company following the merger will vary from the projected results, and the variations may be material.

         CONTRIBUTION ANALYSIS. Sheshunoff analyzed the relative contribution of MidCity Financial and MB Financial to certain pro forma balance sheet and income statement items of the new company. The contribution analysis showed that MidCity Financial would contribute approximately 71.1% of the combined total tangible equity and 57.3% of the combined net income, 52.6% of the combined total assets and 59.5% of the combined total core deposits. Sheshunoff compared the relative contribution of such balance sheet and income statement items with the estimated pro forma ownership of 59.8% for MidCity Financial stockholders based on the MidCity Financial exchange ratio of 230.32955.


         COMPARABLE COMPANY ANALYSIS. Sheshunoff compared selected balance sheet data, asset quality, capitalization and profitability measures and market statistics using financial data at or for the twelve months ended December 31, 2000 and market data as of April 17, 2001 for MB Financial to a group of selected Midwestern bank holding companies which Sheshunoff deemed to be relevant. Additionally, estimated earnings per share data were derived from Institutional Broker's Estimate System (IBES) unless otherwise noted.


         The group consisted of 28 Midwestern bank holding companies with assets between $1 billion and $2 billion and included the following:

Allegiant Bancorp, Inc.                  German American Bancorp             Mississippi Valley Bancshares, Inc.
BancFirst Ohio Corp.                     Great Southern Bancorp, Inc.        National City Bancorporation
Capitol Bancorp Ltd.                     Heartland Financial USA, Inc.       Old Second Bancorp, Inc.
Chemical Financial Corporation           Independent Bank Corporation        Peoples Bancorp Inc.
Farmers Capital Bank Corporation         Indiana United Bancorp              Republic Bancorp, Inc.
First Busey Corporation                  Lakeland Financial Corporation      Second Bancorp, Incorporated
First Financial Corporation              Main Street Trust, Inc.             State Financial Services Corporation
First Merchants Corporation              MBT Financial Corporation           UNB Corporation
First National Bancorp, Incorporated     Mid-America Bancorp
First Oak Brook Bancshares, Inc.         Midwest Banc Holdings, Inc.

         The following table is a review of the financial performance ratios of MB Financial compared to its peers:



FINANCIAL PERFORMANCE RATIOS                                      MB FINANCIAL               PEER AVERAGE
---------------------------------------------------------    -----------------------    -----------------------
Return on Average Assets                                               0.84%                      1.01%
Return on Average Equity                                              13.86%                     12.99%
Net Interest Margin                                                    3.61%                      3.94%
Efficiency Ratio                                                      61.14%                     57.89%
Non Interest Income/Average Assets                                     0.75%                      0.95%
Tangible Equity to Tangible Assets                                     5.35%                      7.58%
Non-performing assets /Total Loans                                     0.55%                      0.69%
 + Other Real Estate Owned


MARKET PERFORMANCE RATIOS                                         MB FINANCIAL               PEER AVERAGE
---------------------------------------------------------    -----------------------    -----------------------

Price/Tangible Book                                                    1.49x                      1.74x
Price/LTM Earnings                                                     9.97x                     11.36x
Price/Estimated 2001 Estimated EPS                                     9.03x                     10.62x

         Sheshunoff also compared selected stock market results of MB Financial to the publicly available corresponding data of other composites which Sheshunoff deemed to be relevant, including SNL Securities, L.P.'s (SNL) index of all publicly traded banks, the aforementioned Comparable and the S&P 500.

         No company or transaction used in the comparable company and comparable transaction analyses is identical to MidCity Financial or the merger. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of MidCity Financial and other factors that could affect the public trading value of the companies to which they are being compared. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using comparable transaction data or comparable company data.


         Pursuant to an engagement letter dated April 2, 2001, between MidCity Financial and Sheshunoff, MidCity Financial agreed to pay Sheshunoff a fee of $450,000. MidCity Financial also agreed to indemnify and hold harmless Sheshunoff and its officers and employees against certain liabilities in connection with its services under the engagement letter, except for liabilities resulting from the negligence of Sheshunoff. In the past two years, Sheshunoff has provided to MidCity Financial financial advisory, investment banking and other services unrelated to the proposed merger, for which services Sheshunoff has received fees. Sheshunoff may provide these types of services to the combined company in the future and receive fees for those services.


         The Sheshunoff fairness opinion is directed only to the question of whether the MidCity Financial exchange ratio is fair from a financial perspective and does not constitute a recommendation to any MidCity Financial stockholder to vote in favor of adopting the merger agreement or to the relative merits of the merger compared to any alternative transaction that might be available to MidCity Financial.

         Based on the results of the various analyses described above, Sheshunoff concluded that the MidCity Financial exchange ratio, after taking into account the MB Financial exchange ratio, is fair to the stockholders of MidCity Financial from a financial point of view.

CONSIDERATION TO BE RECEIVED IN THE MERGER

         Each share of MB Financial common stock outstanding immediately prior to the effective time will, at the effective time, be converted into the right to receive one share of common stock of the new company (sometimes referred to in this document as the "MB Financial exchange ratio"). Each share of MidCity Financial common stock outstanding immediately prior to the effective time will, at the effective time, be converted into the right to receive 230.32955 shares of common stock of the new company (sometimes referred to in this document as the "MidCity

Financial exchange ratio"). The MB Financial and MidCity Financial exchange ratios will be proportionately adjusted if, prior to the effective time, either MB Financial or MidCity Financial changes the number of shares of its common stock issued and outstanding through a stock split, stock dividend, recapitalization or similar transaction.

         If the trading price of new company common stock were $____ per share (the closing price of MB Financial common stock on _____, 2001), the value of
230.32955 shares of new company common stock would be $__________. The value of the consideration that you will receive in the merger will fluctuate as the market price of MB Financial common stock (before the merger) and the new company common stock (after the merger) changes. An increase in the market price of the stock will increase the value of the consideration you will receive in the merger. A decrease will have the opposite effect. Neither the MB Financial exchange ratio nor the MidCity Financial exchange ratio will be adjusted for any change in the market prices of MB Financial common stock or MidCity Financial common stock. As described below under "--Termination of the Merger Agreement," each of MB Financial and MidCity Financial will have the right to terminate the merger agreement in the event of a specified decline in the market value of MB Financial common stock. There can be no assurance, however, that either party will exercise its right to terminate the merger agreement should such a decline in market value occur.

         Cash will be paid in lieu of any fractional share of new company common stock that would otherwise be issuable to a MidCity stockholder in connection with the merger in an amount determined by multiplying the stockholder's fractional share interest by the average closing sale price of MB Financial common stock for the five trading days immediately preceding the effective time. No interest will be paid on the cash payable in lieu of fractional share interests.

EXCHANGE OF CERTIFICATES

         Within 15 business days after the effective time, LaSalle Bank, N.A. or another bank or trust company selected by MB Financial or MidCity Financial (referred to below as the "exchange agent") will send to each holder of record of MB Financial common stock and MidCity Financial common stock a letter of transmittal for use in the exchange and instructions explaining how to surrender MB Financial and MidCity Financial common stock certificates to the exchange agent. Holders of MB Financial common stock and MidCity Financial common stock who surrender their certificates to the exchange agent, together with a properly completed letter of transmittal, will receive the certificates representing the shares of new company common stock issuable to them and, in the case of holders of MidCity Financial common stock, checks for the cash in lieu of their fractional share interests in new company common stock. Holders of unexchanged shares of MB Financial common stock and MidCity Financial common stock will not be entitled to receive any dividends or other distributions payable by the new company after the effective time until their certificates are surrendered. When those certificates are surrendered, any unpaid dividends or distributions with respect to the shares of new company common stock will be paid, without interest. MB FINANCIAL COMMON STOCK CERTIFICATES AND MIDCITY FINANCIAL COMMON STOCK CERTIFICATES SHOULD NOT BE RETURNED WITH THE ENCLOSED PROXY AND SHOULD NOT BE FORWARDED TO THE EXCHANGE AGENT UNTIL YOU RECEIVE THE LETTER OF TRANSMITTAL.

TREATMENT OF MB FINANCIAL STOCK OPTIONS

         At the effective time of the merger, each option granted by MB Financial to purchase shares of MB Financial common stock which is outstanding and unexercised immediately prior to the effective time will be assumed by the new company and represent an option to purchase new company common stock. The option will be subject to the same terms and conditions after the merger as it is immediately prior to the merger. No adjustment will be made to the exercise price or number of shares purchasable under the option unless the MB Financial exchange ratio is adjusted, in which case an appropriate and corresponding adjustment will be made to the exercise price and number of shares. Under the terms of MB Financial's 1997 Omnibus Incentive Plan, upon completion of the merger, all outstanding stock options granted under that plan which have not yet vested will vest and become exercisable in full. See "-- Interests of Insiders in the Merger-Accelerated Vesting of MB Financial Stock Options."

THE BANK MERGER

         Soon after the effective time of the merger of our companies, MB Financial's subsidiary bank, Manufacturers Bank, and MidCity Financial's subsidiary banks based in Illinois, The Mid-City National Bank of Chicago, First National Bank of Elmhurst and First National Bank of Morton Grove, will be merged together. The Mid-City National Bank of Chicago will be the surviving institution, which may adopt a new name, determined by MB Financial and MidCity Financial prior to the effective time or by the new company after the effective time. MidCity Financial's other subsidiary banks, Abrams Centre National Bank and Union Bank and Trust Company, are expected to be held as separate subsidiaries of the new company after the merger.

ACCOUNTING TREATMENT

         It is intended that the merger will be accounted for under the pooling-of-interests method of accounting in accordance with accounting principles generally accepted in the United States of America. Under the pooling-of-interests method of accounting, the assets and liabilities of MB Financial and MidCity Financial will be carried forward at their historical recorded bases to the consolidated balance sheet of the new company. The new company's results of operations will include the results of both MB Financial and MidCity Financial for the entire fiscal year in which the merger occurs and all future periods.

         As of the date of this joint proxy statement-prospectus, neither MB Financial nor MidCity Financial is aware of any reason why the merger will not qualify for pooling-of-interests accounting treatment. It is a condition to the completion of the merger that MB Financial receive a letter from its independent auditors, McGladrey & Pullen, LLP, and MidCity Financial receive a letter from its independent auditors, KPMG LLP, to the effect that the merger will qualify for pooling-of-interests accounting treatment. See "--Conditions to Completion of the Merger."

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

         The following summary discusses the material U.S. federal income tax consequences of the merger to U.S. persons who hold shares of MB Financial common stock and MidCity Financial common stock and exchange their shares for shares of new company common stock, and as applicable, cash in lieu of fractional shares of new company common stock in the merger. This discussion is based upon the Internal Revenue Code of 1986, as amended, Treasury regulations, administrative rulings and judicial decisions currently in effect, all of which are subject to change, possibly with retroactive effect. The discussion assumes that MB Financial stockholders hold their MB Financial common stock and will hold their new company common stock, and that MidCity Financial stockholders hold their MidCity Financial common stock and will hold their new company common stock, as a capital asset within the meaning of Section 1221 of the Internal Revenue Code. Further, the discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular stockholder in light of his, her or its personal investment circumstances or to stockholders subject to special treatment under the U.S. federal income tax laws, including, without limitation:

        -         insurance companies;

        -         tax-exempt organizations;

        -         dealers or brokers in securities or foreign currency;

        -         banks or trusts;

        - persons that hold their MB Financial common stock or MidCity Financial common stock as part of a straddle, a hedge against currency risk or a constructive sale or conversion transaction;

        -         foreign holders;

        -         persons that have a functional currency other than the U.S.
                  dollar;

        -         investors in pass-through entities;

        - stockholders who acquired their MB Financial common stock or MidCity Financial common stock through the exercise of options or otherwise as compensation or through a tax-qualified retirement plan; or

        - holders of options granted under any MB Financial benefit plan.

         Furthermore, this discussion does not consider the potential effects of any state, local or foreign tax laws.

         None of MB Financial, MidCity Financial or the new company has requested a ruling from the U.S. Internal Revenue Service with respect to any of the U.S. federal income tax consequences of the merger and, as a result, there can be no assurance that the Internal Revenue Service will not disagree with or challenge any of the conclusions described below.


         It is a condition to completion of the merger that Silver, Freedman & Taff, L.L.P, counsel to MB Financial, deliver an opinion to MB Financial, and that Winston & Strawn, counsel to MidCity Financial, deliver an opinion to MidCity Financial, to the effect that, on the basis of the facts, representations and assumptions set forth in such opinion, the merger of MB Financial into the new company and the merger of MidCity Financial into new company will each constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. These opinions will be based on customary assumptions and representations made by MB Financial, MidCity Financial and the new company. An opinion of counsel is not binding on the Internal Revenue Service or a court. As a result, none of MB Financial, MidCity Financial and the new company can assure you that the opinions will not be challenged by the Internal Revenue Service or sustained by a court if challenged by the Internal Revenue Service. Any change in currently applicable law, which may or may not be retroactive, or a failure of any factual representation or assumption to be correct and complete in all material respects, could affect the continuing validity of the opinion of Silver, Freedman & Taff, L.L.P. and/or the opinion of Winston & Strawn.



         If each merger constitutes a reorganization within the meaning of
Section 368(a) of the Internal Revenue Code, then for federal income tax purposes:



         - no gain or loss will be recognized by the new company, MB Financial, or MidCity Financial as a result of the merger;


         -        no gain or loss will be recognized by:


                  - holders of MB Financial common stock on the exchange of their MB Financial common stock for new company common stock in the merger; or



                  - holders of MidCity Financial common stock on the exchange of their MidCity Financial common stock for new company common stock in the merger, except with respect to cash received by holders of MidCity Financial common stock in lieu of fractional shares of new company common stock;






         - the aggregate adjusted basis of the new company common stock received in the merger by:


                  - a holder of MB Financial common stock will be equal to the aggregate adjusted basis of the holder's MB Financial common stock exchanged for that new company common stock; and


                  - a holder of MidCity Financial common stock will be equal to the aggregate adjusted basis of the holder's MidCity Financial common stock exchanged for that new company common stock reduced by the amount allocable to the fractional share interest in new company common stock for which cash is received; and

         - the holding period of the new company common stock received in the merger by:


                  - a holder of MB Financial common stock will include the holding period of the holder's MB Financial common stock exchanged for that new company common stock; and

                  o a holder of MidCity Financial common stock will include the holding period of the holder's MidCity Financial common stock exchanged for that new company common stock.

         If you own both MB Financial shares and MidCity Financial shares or own blocks of MB Financial shares or MidCity Financial shares with different tax bases or holding periods, you are urged to consult your own tax advisor with respect to the application of the foregoing rules to your particular situation.

         CASH IN LIEU OF FRACTIONAL SHARE INTERESTS. The receipt of cash in lieu of a fractional share of new company common stock by a holder of MidCity Financial common stock will result in taxable gain or loss to such holder for U.S. federal income tax purposes based upon the difference between the amount of cash received by such holder and the holder's adjusted tax basis in the fractional share as set forth above. The gain or loss generally will constitute capital gain or loss and will constitute long-term capital gain or loss if the holder's holding period is greater than 12 months as of the date of the merger. The deductibility of capital losses is subject to limitations for both individuals and corporations.

         APPRAISAL RIGHTS. The opinions of Silver, Freedman & Taff, L.L.P. and Winston & Strawn discussed above do not apply to holders of MidCity Financial common stock who exercise appraisal rights. A holder of MidCity Financial common stock who exercises appraisal rights generally will recognize taxable capital gain or loss based upon the difference between the amount of cash received by such holder and the holder's tax basis in the shares of MidCity Financial common stock exchanged, provided that the payment is not treated as a dividend. A sale of shares based on the exercise of appraisal rights will not be treated as a dividend if the stockholder exercising the rights owns no shares in the new company immediately after the merger, after giving effect to constructive ownership rules under the Internal Revenue Code. If the stockholder owns shares in the new company (either actually or constructively) after the merger, the determination of whether the sale of shares based on the exercise of appraisal rights will be treated as a dividend requires a more complicated analysis. Stockholders should consult their own tax advisors as to the proper tax treatment in this case.

         BACKUP WITHHOLDING. Certain non-corporate MidCity Financial stockholders may be subject to backup withholding at a 31% rate on cash payments received instead of fractional shares of new company common stock. Backup withholding will not apply, however, to a MidCity Financial stockholder who:

         o furnishes a correct taxpayer identification number and certifies that he, she or it is not subject to backup withholding on the substitute Form W-9 or successor form included in the letter of transmittal to be delivered to MidCity Financial stockholders following the completion of the merger;

         o provides a certification of foreign status on Form W-8 or successor form; or

         o        is otherwise exempt from backup withholding.

         REPORTING REQUIREMENTS. A holder of MB Financial common stock or MidCity Financial common stock receiving new company common stock as a result of the merger may be required to retain records related to such holder's MB Financial common stock and MidCity Financial common stock, as the case may be, and file with its federal income tax return, a statement setting forth facts relating to the merger. Holders of MB Financial common stock and MidCity Financial common stock are urged to consult their own tax advisors with respect to this statement and any other tax reporting requirements.

         THIS SUMMARY IS NOT INTENDED TO BE A COMPLETE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER. THIS SUMMARY DOES NOT ADDRESS TAX CONSEQUENCES THAT MAY


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VARY WITH, OR ARE CONTINGENT ON, INDIVIDUAL CIRCUMSTANCES. MOREOVER, THE
SUMMARY DOES NOT ADDRESS ANY NON-INCOME TAX OR ANY FOREIGN, STATE OR LOCAL TAX CONSEQUENCES OF THE MERGER. THE SUMMARY DOES NOT ADDRESS THE TAX CONSEQUENCES OF ANY TRANSACTION OTHER THAN THE MERGER. ACCORDINGLY, EACH MB FINANCIAL AND MIDCITY FINANCIAL STOCKHOLDER IS STRONGLY URGED TO CONSULT WITH A TAX ADVISOR TO DETERMINE THE PARTICULAR FEDERAL, STATE, LOCAL OR FOREIGN INCOME OR OTHER TAX CONSEQUENCES OF THE MERGER TO THE HOLDER.

APPRAISAL RIGHTS

         Pursuant to Section 262 of the Delaware General Corporation Law, any MidCity Financial stockholder may dissent from the merger and elect to have the fair value of his or her shares judicially determined and paid in cash, but only if the stockholder complies with the provisions of Section 262. MB Financial stockholders do not have this right to dissent from the merger.

         The following is a brief summary of the statutory procedures to be followed by MidCity Financial stockholders in order to perfect appraisal rights under Delaware law. THIS SUMMARY IS NOT INTENDED TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW, A COPY OF WHICH IS ATTACHED AS APPENDIX E TO THIS JOINT PROXY STATEMENT-PROSPECTUS.

         To dissent from the merger and demand appraisal, a MidCity Financial stockholder must satisfy the following conditions:

         o deliver a written demand for appraisal to MidCity Financial before the vote on the adoption of the merger agreement;

         o not vote in favor of the merger agreement (the return of a signed proxy which does not specify a vote against the merger agreement or a direction to abstain, will constitute a waiver of the stockholder's right of appraisal); and

         o continuously hold the MidCity Financial shares from the date of the making of the demand through the time the merger is completed.

         If a MidCity Financial stockholder fails to comply with any of these conditions and the merger becomes effective, he or she will only be entitled to receive the consideration provided in the merger agreement. Failure by a MidCity Financial stockholder to vote on the merger agreement will not constitute a waiver of appraisal rights. Voting against the merger agreement will not satisfy the requirement of a written demand for appraisal.

         All written demands for appraisal should be addressed to: MidCity Financial Corporation, 801 West Madison, Chicago, Illinois 60607, Attention:
Ronald D. Santo, Secretary, before the vote concerning the merger agreement at the MidCity Financial special meeting, and should be executed by, or on behalf of, the holder of record. If MidCity Financial shares are owned of record in a fiduciary capacity, as by a trustee, guardian or custodian, execution of a demand for appraisal should be made in such capacity. If MidCity Financial shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, such demand must be executed by or for all joint owners. An authorized agent, including one for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, he or she is acting as agent for the record owner. A record owner, such as a broker, who holds MidCity Financial shares as a nominee for others may exercise his or her rights of appraisal with respect to the shares held for one or more beneficial owners, while not exercising such right for other beneficial owners. In such case, the written demand should set forth the number of shares as to which the record owner dissents. Where no number of shares is expressly mentioned, the demand will be presumed to cover all shares of MidCity Financial common stock in the name of such record owner.

         Within 10 days after the merger, the new company must give written notice that the merger has become effective to each holder of MidCity Financial shares who filed a written demand for appraisal and who did not vote in favor of the merger agreement. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of the notice, demand in writing from the new company the appraisal of his or her MidCity Financial shares. Within 120 days after the completion of the merger, either the new company, or any MidCity Financial stockholder


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who has complied with Section 262, may file a petition in the Delaware
Court of Chancery demanding a determination of the value of the MidCity Financial shares held by all stockholders entitled to appraisal of their shares. It is currently expected that the new company will not file such a petition. Because the new company has no obligation to file such a petition, the failure of a stockholder to do so within the period specified could nullify the stockholder's previous written demand for appraisal.

         If a petition for appraisal is duly filed by a MidCity Financial stockholder and a copy is delivered to the new company, the new company will then be obligated within 20 days of receipt of such copy to provide the Court of Chancery with a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares and with whom agreement as to the value of such shares has not been reached. After notice to such stockholders, the Court of Chancery is empowered to conduct a hearing to determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights.

         The Court of Chancery will then appraise the MidCity Financial shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger. When the value is determined, the Court will direct the payment by the new company of such value, with interest thereon, simple or compound, if the Court so determines, to the stockholders entitled to receive the amount.

         Stockholders of MidCity Financial who are considering seeking an appraisal should bear in mind that the fair value of their MidCity Financial shares determined under Section 262 could be more than, the same as or less than the consideration they are to receive pursuant to the merger agreement if they do not seek appraisal of their shares.

         Costs of the appraisal proceeding may be assessed against the stockholder by the court as the court deems equitable in the circumstances.

FAILURE TO COMPLY STRICTLY WITH THESE PROCEDURES WILL CAUSE THE STOCKHOLDER TO LOSE HIS OR HER APPRAISAL RIGHTS. CONSEQUENTLY, ANY MIDCITY FINANCIAL STOCKHOLDER WHO DESIRES TO EXERCISE HIS OR HER APPRAISAL RIGHTS IS URGED TO CONSULT A LEGAL ADVISOR BEFORE ATTEMPTING TO EXERCISE THESE RIGHTS.

RESTRICTIONS ON RESALES BY AFFILIATES

         This joint proxy statement-prospectus does not cover any resales of the new company common stock to be issued in the merger, and no person is authorized to make any use of this joint proxy statement-prospectus in connection with any such resale.

         All shares of new company common stock issued to the stockholders of MB Financial and MidCity Financial in connection with the merger will be freely transferable, except for shares issued to any person who is deemed to be an "affiliate" of MB Financial or MidCity Financial under the Securities Act of 1933 at the time of the special meetings. Persons who may be deemed affiliates for this purpose generally include directors, executive officers and the holders of 10% or more of the outstanding shares of common stock of MB Financial or MidCity Financial. Affiliates may not sell their shares of new company common stock received by them in the merger except pursuant to:

         o        Rule 145 under the Securities Act of 1933;

         o an effective registration statement under the Securities Act of 1933 covering the resale of those shares; or

         o any available exemption from the registration requirements of the Securities Act of 1933 other than Rule 145.

         Generally, pursuant to Rule 145, during the one-year period following completion of the merger, affiliates of MB Financial and MidCity Financial may resell publicly the new company common stock received by them in connection with the merger if they comply with certain limitations as to the amount of new company common stock


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sold in any three-month period and as to the manner of sale. After the initial one-year period, affiliates of MB Financial and MidCity
Financial who are not affiliates of the new company may resell their shares without restriction.

         SEC guidelines for use of the pooling-of-interests method of accounting also limit sales by affiliates of MB Financial and MidCity Financial. The guidelines provide that the pooling-of-interests method of accounting generally will not be challenged on the basis of sales by affiliates if they do not dispose of any of the shares of either combining company they owned prior to the completion of a merger, or shares of the surviving company received in connection with a merger during the period beginning 30 days before the completion of the merger and ending when financial results covering at least
30 days of post-merger operations of the surviving company have been published.

         The merger agreement requires MB Financial and MidCity Financial to use commercially reasonable efforts to cause each of their respective affiliates to execute an agreement which is intended to ensure the affiliate's compliance with the Securities Act of 1933 and that the person will not take any steps that would cause the merger not to qualify for pooling-of-interests accounting treatment.

CONDUCT OF BUSINESS PENDING THE MERGER

         In general, MB Financial and MidCity Financial are required to conduct their business in the ordinary course, use commercially reasonable efforts to preserve intact their business organizations, employees and advantageous business relationships, and not take any action that would adversely affect or delay the obtainment of the required regulatory approvals or the consummation of the merger. In addition, MB Financial and MidCity Financial have agreed that, in addition to the other restrictions set forth in the merger agreement, neither will undertake any of the following activities without the prior written consent of the other, subject to the exceptions noted below and the exceptions set forth in the merger agreement:

         o the incurrence of additional indebtedness, other than in the ordinary course of business or, in the case of MB Financial, in connection with funding the acquisition of FSL Holdings;

         o        the split or reclassification of any capital stock;

         o paying any dividends or other distributions on its capital stock, other than the payment by MidCity Financial of regular quarterly cash dividends of not more than $35.00 per share;

         o        purchasing or otherwise acquiring its securities;

         o granting any stock appreciation rights or rights to acquire any shares of its capital stock, other than, in the case of MB Financial, grants of stock options in the ordinary course of business in July 2001consistent with past practice and stock options to directors of MB Financial pursuant to their election to receive options in lieu of directors' fees;

         o issuing any additional shares of capital stock, other than, in the case of MB Financial, pursuant to outstanding stock options and to directors of MB Financial pursuant to their election to receive shares of MB Financial common stock in lieu of directors' fees;

         o selling, encumbering or otherwise disposing of any of its material properties or assets or canceling, releasing or assigning any indebtedness owed to it, other than in the ordinary course of business or, in the case of MB Financial, the encumbrance of assets in connection with funding the acquisition of FSL Holdings or the sale of assets acquired from FSL Holdings;

         o        make any material new investments;

         o        entering into, modifying or terminating material contracts;


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         o        increasing employee compensation or benefits or entering into any employment or similar agreement;

         o settling any material lawsuit except in the ordinary course of business;

         o knowingly taking any action which would prevent or impede the merger from qualifying for pooling of interests accounting treatment or as a tax-free reorganization within the meaning of Section 368 of the Internal Revenue Code;

         o        amending its certificate of incorporation and bylaws;

         o restructuring or materially changing its investment securities portfolio or gap position, or the manner in which the portfolio is classified or reported, other than in connection with MB Financial's acquisition of FSL Holdings;

         o voluntarily changing its deposit mix or increasing or decreasing the interest rate paid on its deposits except in a manner consistent with past practice;

         o opening or closing any branch office, other than, in the case of MB Financial, in connection with the acquisition of FSL Holdings;

         o materially changing its loan underwriting or approval policies;

         o        investing in new subsidiaries;

         o materially changing its interest rate and other risk management policies and practices; or

         o changing its accounting principles, practices or methods, other than as required by accounting principles generally accepted in the United States of America or regulatory guidelines.

         In addition to the restrictions listed above, MB Financial and MidCity Financial have agreed that neither company will encourage or enter into negotiations for any third party proposal for the sale of all or substantially all of its business or assets, or the acquisition of its voting securities or the merger of it or any of its subsidiaries with another company (referred to as an "acquisition proposal"). Notwithstanding this agreement, if it receives an acquisition proposal and its stockholders have not yet voted on the merger agreement, MB Financial or MidCity Financial may provide information to and negotiate with the third party which submitted the proposal if MB Financial's or MidCity Financial's board of directors determines in good faith that to do so would be consistent with its fiduciary duties to stockholders. Either company must keep the other informed if it receives an acquisition proposal.

REPRESENTATIONS AND WARRANTIES

         In the merger agreement, MB Financial and MidCity Financial have made certain representations and warranties to each other. The more significant of these relate to:

         o        corporate organization and existence;

         o        capitalization;

         o        ownership of subsidiaries;

         o corporate authorization to enter into the merger agreement and to consummate the merger;

         o absence of any breach of organizational documents, law or certain material agreements as a result of the merger;


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         o        regulatory approvals required in connection with the merger;

         o        timely filing of reports with regulatory agencies;

         o        financial statements;

         o        fees paid to financial advisors;

         o absence of certain changes in each party's business from December 31, 2000 through the date of the merger agreement;

         o        litigation;

         o        tax matters;

         o        employee benefits and labor matters;

         o        in the case of MB Financial, filings with the SEC;

         o        compliance with laws;

         o        certain contracts;

         o        Community Reinvestment Act rating;

         o absence of agreements between either party and regulatory agencies and other bank regulatory matters;

         o risk management instruments, such as interest rate swaps and caps;

         o        undisclosed liabilities;

         o        insurance policies;

         o        environmental matters;

         o        inapplicability to the merger of the Delaware takeover laws;

         o        absence of material interests of certain persons;

         o        the delivery of fairness opinions by the financial advisors;

         o        real estate loans and investments;

         o in the case of MidCity Financial, the classification of its investment portfolio as available for sale;

         o        the tax consequences and accounting treatment of the merger;
                  and

         o        the ability to qualify as a financial holding company.

         For a complete description of these representations and warranties, see Articles III and IV of the merger agreement, a copy of which is attached as Appendix A to this joint proxy statement-prospectus.


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CONDITIONS TO COMPLETION OF THE MERGER

         MUTUAL CLOSING CONDITIONS. The obligations of MB Financial and MidCity Financial to complete the merger are subject to the satisfaction or waiver of the following conditions:

         - adoption of the merger agreement by the stockholders of MB Financial and MidCity Financial;

         - qualification for listing on The Nasdaq Stock Market of the shares of the new company common stock to be issued in the merger;

         - receipt of all regulatory approvals required to complete the merger and the other transactions contemplated by the merger agreement and the expiration of all statutory waiting periods;

         - the Registration Statement on Form S-4, which includes this joint proxy statement-prospectus, being effective and not subject to any stop order by the SEC;

         -        absence of any legal prohibition on completing the merger;

         - receipt by MB Financial of an opinion of its tax counsel and receipt by MidCity Financial of an opinion of its tax counsel concluding that:

                  (1) the merger of MB Financial into the new company and the merger of MidCity Financial into the new company each will qualify as a tax-free reorganization;

                  (2) none of MB Financial, MidCity Financial or the new company will recognize any gain or loss as a result of the merger; and

                  (3) the merger will be tax-free to the stockholders of MB Financial and MidCity Financial, except to the extent MidCity Financial stockholders receive cash in lieu of fractional share interests in new company common stock;

         - receipt by MB Financial of a letter from its independent accountants and receipt by MidCity Financial of a letter from its independent accountants to the effect that the merger will qualify for pooling of interests accounting treatment; and

         - the holders of no more than 5% of the outstanding shares of MidCity Financial common stock assert appraisal rights under Delaware law as dissenting stockholders.

         ADDITIONAL CLOSING CONDITIONS FOR THE BENEFIT OF MB FINANCIAL. In addition to the mutual closing conditions, MB Financial's obligation to complete the merger is subject to the satisfaction or waiver of the following conditions:

         - accuracy, as of the date of the merger agreement and as of the closing, of the representations and warranties made by MidCity Financial to the extent specified in the merger agreement;

         - performance in all material respects by MidCity Financial of the obligations required to be performed by it at or prior to closing;

         - nothing has occurred that is reasonably likely to have a material adverse affect on MidCity Financial; and

         - MB Financial receives a certificate signed by the Chief Executive Officer and Chief Financial Officer of MidCity Financial certifying that the three preceding conditions have been met.


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         ADDITIONAL CLOSING CONDITIONS FOR THE BENEFIT OF MIDCITY FINANCIAL. In
addition to the mutual closing conditions, MidCity Financial's obligation to complete the merger is subject to the satisfaction or waiver of the following conditions:

         - accuracy, as of the date of the merger agreement and as of the closing, of the representations and warranties made by MB Financial to the extent specified in the merger agreement;

         - performance in all material respects by MB Financial of the obligations required to be performed by it at or prior to closing;

         - nothing has occurred that is reasonably likely to have a material adverse affect on MB Financial; and

         - MidCity Financial receives a certificate signed by the Chief Executive Officer and Chief Financial Officer of MB Financial certifying that the three preceding conditions have been met.

WAIVER; AMENDMENT

         MB Financial and MidCity Financial can agree to amend the merger agreement and each of them can waive their right to require the other party to adhere to the terms and conditions of the merger agreement, where law allows. After MB Financial's or MidCity Financial's stockholders have adopted the merger agreement, however, the amount or form of consideration to be received by the MB Financial or MidCity Financial stockholders in the merger may not be changed without their consent.

TERMINATION OF THE MERGER AGREEMENT

         MB Financial and MidCity Financial can mutually agree at any time to terminate the merger agreement prior the effective time of the merger. In addition, either the board of directors of MB Financial or the board of directors of MidCity Financial may terminate the merger agreement:

         - if a regulatory authority does not grant an approval needed to complete the merger or a court or other governmental body issues a final, non-appealable order prohibiting the merger;

         - if the merger has not been completed by April 19, 2002, unless the failure to complete the merger by that date is due to the failure of the party seeking termination to fulfill its obligations under the merger agreement;

         - if the other party materially breaches its representations and warranties or obligations under the merger agreement and does not cure the violation within 45 days after being notified of the breach, or the breach by its nature or timing cannot be cured prior to the closing date of the merger;

         - at any time following either party's special meeting of stockholders to vote on the merger agreement if, at that meeting, the stockholders voted not to adopt the merger agreement;

         - at any time prior to the adoption of the merger agreement by the other party's stockholders, if the other party's board of directors failed to recommend adoption of the merger agreement to the other party's stockholders, or withdrew or modified that recommendation in a manner adverse to the party seeking termination;

         - prior to adoption of the merger agreement by the terminating party's stockholders, to allow the terminating party to enter into an agreement with a third party with respect to an acquisition proposal if the board of directors of the terminating party has complied with its obligations with respect to acquisition proposals (see "--Conduct of Business Pending the Merger," above); or


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         -        if, during the ten-day period beginning on the date on which the last required regulatory approval for the merger has been received (referred to as the "determination date") the terminating party's board of directors, by vote of a majority of the entire board, determines to terminate the merger agreement, and both of the following two conditions are met:

                  (1) the average closing price per share of MB Financial common stock for the 20 consecutive trading day period ending on the determination date is less than $13.29; and


                  (2) the ratio obtained by dividing the average closing price of MB Financial common stock determined under item 1 above by $16.50 is less than the ratio computed by (a) dividing the weighted average closing price of an index of 18 other financial institution holding companies on the determination date by $27.3188, and (b) subtracting .15 from that quotient.


         The financial institution holding companies which comprise the index are identified in Section 8.1(j) of the merger agreement.

FEES ASSOCIATED WITH TERMINATION OF THE MERGER AGREEMENT

         MidCity Financial must pay liquidated damages of $5.0 million in cash to MB Financial if:

         (1) the MB Financial board of directors, prior to adoption of the merger agreement by the MidCity Financial stockholders, elects to terminate the merger agreement under its right to do so because the MidCity Financial board of directors has failed to recommend adoption of the merger agreement to the stockholders of MidCity Financial or withdrawn or modified its recommendation in a manner adverse to MB Financial;

         (2) the MidCity Financial board of directors, prior to adoption of the merger agreement by the MidCity Financial stockholders, elects to terminate the merger agreement under its right to do so for the sole purpose of allowing MidCity Financial to enter into an agreement with a third party for an acquisition proposal; or

         (3) MidCity Financial receives an acquisition proposal from a third party prior to the time the MidCity Financial stockholders vote on the merger agreement, and then (a) the MidCity Financial stockholders fail to adopt the merger agreement and (b) within one year after the termination of the merger agreement MidCity Financial enters into an agreement to engage in, or consummates, an acquisition proposal, other than an acquisition by MidCity Financial of another entity for cash or MidCity common stock representing less than 20% of the outstanding MidCity Financial shares after giving effect to the acquisition.

         MB Financial must pay liquidated damages of $5.0 million in cash to MidCity Financial if:

         (1) the MidCity Financial board of directors, prior to adoption of the merger agreement by the MB Financial stockholders, elects to terminate the merger agreement under its right to do so because the MB Financial board of directors has failed to recommend adoption of the merger agreement to the stockholders of MB Financial or withdrawn or modified its recommendation in a manner adverse to MidCity Financial;

         (2) the MB Financial board of directors, prior to adoption of the merger agreement by the MB Financial stockholders, elects to terminate the merger agreement under its right to do so for the sole purpose of allowing MB Financial to enter into an agreement with a third party for an acquisition proposal; or

         (3) MB Financial receives an acquisition proposal from a third party prior to the time the MB Financial stockholders vote on the merger agreement, and then (a) the MB Financial stockholders


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                  fail to adopt the merger agreement and (b) within
                  one year after the termination of the merger agreement MB Financial enters into an agreement to engage in, or consummates, an acquisition proposal, other than an acquisition by MB Financial of another entity for cash or MB common stock representing less than 20% of the outstanding MB Financial shares after giving effect to the acquisition.

EMPLOYEE BENEFIT MATTERS

         After the effective time, the benefit plans of MB Financial and MidCity Financial will remain in effect until the new company adopts new benefit plans or merges or combines the MB Financial and MidCity Financial benefit plans. The new company will honor in accordance with their terms all benefits vested as of the effective time under the MB Financial and MidCity Financial benefit plans. Pursuant to the merger agreement, MB Financial and MidCity Financial are coordinating their efforts toward establishing a retention and severance program in an effort to provide for equitable treatment of similarly situated employees of MB Financial and MidCity Financial and their subsidiaries.

         Additional information regarding employee benefits and related matters, particularly concerning directors and executive officers, is contained under "--Interests of Insiders in the Merger."

INTERESTS OF INSIDERS IN THE MERGER

         MB FINANCIAL'S EMPLOYMENT AGREEMENT WITH MITCHELL FEIGER. MB Financial has an employment agreement with Mitchell Feiger, its President and Chief Executive Officer and a director of MB Financial, for a three-year term which is extended by one day on a daily basis (so that the term of the agreement is always three years) unless MB Financial gives notice that the extensions will cease. The agreement provides for an annual base salary of not less than $325,000, discretionary bonuses and participation in benefit plans and the receipt of fringe benefits to the same extent as the other executive officers of MB Financial and Manufacturers Bank. The agreement will be assumed by the new company after the merger and, as discussed under "Management After the Merger," Mr. Feiger will serve as President and Chief Executive Officer of the new company after the merger.

         If within 18 months after a change in control of MB Financial or Manufacturers Bank (which will occur upon completion of the merger), Mr. Feiger voluntarily terminates his employment, he will be entitled to receive a lump sum severance amount equal to 299% of his "base amount" (as defined in Section 280G of the Internal Revenue Code) of compensation. He also will be entitled to receive, at his cost, the health and other benefits described in item (2) below. If Mr. Feiger's employment is involuntarily terminated by MB Financial or Manufacturers Bank during the term of his agreement, then:

         (1) he will receive monthly until the end of the agreement's term 1/12th of his annual salary and 1/12th of the average annual amount of cash bonus and cash incentive compensation for the two full fiscal years preceding the date of termination, subject to reduction by the amount of any cash income earned from providing services to another company prior to the end of the agreement's term;

         (2) he will for the remainder of his life be entitled to the same health and dental benefits and long-term disability insurance coverage as he would have received if still employed, subject to reduction to the extent he receives equivalent or better benefits from another employer; the cost of these benefits will be borne by MB Financial prior to the end of the agreement's term and by Mr. Feiger after the end of the agreement's term;

         (3) there will be full vesting of any unvested stock options that he holds, which will be exercisable for at least 90 days after the termination;

         (4) there will be full vesting of any unvested amounts under any other benefit plan in which he is a participant; and


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         (5)      if the involuntary termination occurs within 18 months after a change in control of MB Financial or Manufacturers Bank (which will occur upon completion of the merger), he also will receive a lump sum severance amount of 299% of his base amount, reduced by the present value of the monthly payments to be made pursuant to the provision described in item (1) above.

         MB Financial's board of directors has approved an amendment to Mr. Feiger's employment agreement, subject to the concurrence of the MidCity Financial board of directors, which would provide that, among other things, in the event of an involuntary termination of Mr. Feiger's employment within two years (as opposed to 18 months) after a change in control (other than the one arising as a result of the merger), he would be entitled to receive the lump sum change in control severance amount described in item (5) above without any reduction for the value of the monthly payments to be made pursuant to item (1) above.

         To the extent payment to Mr. Feiger of the lump sum severance amount of 299% of his base amount, whether following a voluntary or an involuntary termination of employment, together with any other payments to Mr. Feiger in connection with the change in control, would result in the payment of a "parachute payment" (as defined in Section 280G of the Internal Revenue Code), then the severance amount will be reduced to avoid the payment of a parachute payment.

         The term "involuntary termination" is defined to include termination of employment by MB Financial or Manufacturers Bank (other than for cause or due to death, disability, retirement or specified violations of law) without Mr. Feiger's consent or by Mr. Feiger following a material reduction of or interference with his duties, responsibilities or benefits without his consent. The term "voluntary termination" is defined as termination of employment by Mr. Feiger other than for a reason constituting involuntary termination.

         Based on current compensation levels and assuming the remaining term of his agreement is three years, if Mr. Feiger's employment were involuntarily terminated within 18 months after a change in control, he would be entitled to a monthly payment of approximately $41,016 for the next three years (assuming no reduction for cash income earned from another employer). Because the present value of these monthly payments exceeds 299% of Mr. Feiger's base amount, he would not, under these circumstances, be entitled to any lump sum severance amount in addition to the monthly payments. Assuming current compensation levels, if Mr. Feiger's employment were voluntarily terminated within 18 months after a change in control, he would be entitled to a lump sum severance amount of approximately $990,572, subject to cutback if any other payments or benefits are received by him which must be taken into account in the parachute payment calculation.

         MANUFACTURERS BANK'S EMPLOYMENT AGREEMENT WITH BURTON J. FIELD. Manufacturers Bank has an employment agreement with Burton J. Field, its President and Chief Executive Officer and a director of MB Financial, for a three-year term which is extended by one year on an annual basis, unless Manufacturers Bank gives notice that the term will not be extended. The agreement provides for an annual base salary of not less than $400,000, discretionary bonuses and participation in benefit plans and the receipt of fringe benefits to the same extent as the other executive officers of MB Financial and Manufacturers Bank.


         If Mr. Field's employment is involuntarily terminated by MB Financial or Manufacturers Bank during the term of his agreement, then:


         (1) he will receive monthly until the end of the agreement's term 1/12th of his annual salary and 1/12th of the average annual amount of cash bonuses for the two full fiscal years preceding the date of termination, subject to reduction by the amount of any cash income earned from providing services to another company prior to the end of the agreement's term;

         (2) he will for the remainder of his life be entitled to the same health and dental benefits and long-term disability insurance coverage as he would have received if still employed, subject to reduction to the extent he receives equivalent or better benefits from another employer and provided that Mr. Field will bear the entire cost of these benefits after the end of the agreement's term;


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


         (3) Manufacturers Bank will continue to pay the premiums on specified life and disability insurance policies for specified time periods;

         (4) there will be full vesting of any unvested stock options that he holds, which will be exercisable for at least one year after the termination;

         (5) there will be full vesting of any unvested amounts under any other benefit plan in which he is a participant; and


         (6) if the involuntary termination occurs within 18 months after a change in control of MB Financial or Manufacturers Bank (which will occur upon completion of the merger), he also will receive a lump sum severance amount of 299% of his "base amount" (as defined in Section 280G of the Internal Revenue
                  Code), reduced by the present value of the monthly payments to be made pursuant to the provision described in item (1) above.



         To the extent payment to Mr. Field of the lump sum severance amount of 299% of his base amount, together with any other payments to Mr. Field in connection with the change in control, would result in the payment of a "parachute payment" (as defined in Section 280G of the Internal Revenue
Code), then the severance amount will be reduced to avoid the payment of a parachute payment.



         The term "involuntary termination" has the same meaning as under Mr. Feiger's employment agreement.



         Based on current compensation levels and assuming the remaining term of his agreement is three years, if Mr. Field's employment were involuntarily terminated within 18 months after a change in control, he would be entitled to a monthly payment of approximately $43,099 for the next three years (assuming no reduction for cash income earned from another employer). Because the present value of these monthly payments exceeds 299% of Mr. Field's base amount, he would not, under these circumstances, be entitled to any lump sum severance amount in addition to the monthly payments.


         CHANGE IN CONTROL SEVERANCE AGREEMENTS WITH OFFICERS OF MB FINANCIAL AND MANUFACTURERS BANK. Manufacturers Bank is a party to change in control severance agreements with seven officers, including Jill E. York, Vice President and Chief Financial Officer of MB Financial and Senior Vice President and Chief Financial Officer of Manufacturers Bank, Thomas D. Panos, Executive Vice President and Senior Lending Officer of Manufacturers Bank, and five other persons with the title of Senior Vice President or above. Each agreement provides that if the officer's employment is involuntarily terminated in connection with or within one year after a change in control of MB Financial or Manufacturers Bank (which will occur upon consummation of the merger), the officer will receive a lump sum severance amount equal to 100% of the officer's "base amount" (as defined in Section 280G of the Internal Revenue Code) of compensation and continuation of group life insurance, health and disability insurance benefits for one year after termination. To the extent the payments to and the value of benefits provided to the officer under his or her agreement, together with any other payments to and the value of any other benefits to be provided to the officer in connection with the change in control, would result in the payment of a "parachute payment" (as defined in Section 280G of the Internal Revenue Code), then the payments and benefits under the agreement will be reduced to avoid the payment of an excess parachute payment.

         The term "involuntary termination" is defined in the change in control severance agreements to mean termination of employment by Manufacturers Bank (other than for cause or due to death, disability, retirement or specified violations of law) without the officer's consent or by the officer following a material reduction of or interference with his or her duties, responsibilities or benefits without his or her consent.

         The merger agreement permits the amendment prior to the merger of the change in control severance agreements with senior vice presidents or persons with equivalent responsibilities to provide for the severance amount and continuation of benefits if termination of employment occurs within two years after a change in control, including a change in control occurring as a result of the merger. The merger agreement also permits MB Financial and/or Manufacturers Bank, prior to the merger, to enter into change in control severance agreements with senior vice presidents (or persons with equivalent responsibilities) or adopt a change in control severance plan for their


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benefit providing up to one year's salary for each covered employee if he or she is involuntarily terminated without cause in connection with or within 24 months after a change in control, including a change in control arising from the merger.

         Based on current compensation levels, if their employment were terminated in connection with or within the requisite period after a change in control, Ms. York and Mr. Panos would be entitled to lump sum severance payments equal to approximately $150,000 and $187,811, respectively.

         ACCELERATED VESTING OF MB FINANCIAL STOCK OPTIONS. Options granted under MB Financial's 1997 Omnibus Incentive Plan to purchase an aggregate of _____ shares of MB Financial common stock held by directors and executive officers of MB Financial will, under the terms of that plan, become exercisable prior to their scheduled vesting dates upon completion of the merger.

         CHANGE IN CONTROL SEVERANCE AGREEMENTS WITH OFFICERS OF MIDCITY FINANCIAL. MidCity Financial has entered into change in control severance agreements with 15 officers, including E.M. Bakwin, Chairman and Chief Executive Officer of MidCity Financial, Kenneth A. Skopec, President and a director of MidCity Financial, Ronald D. Santo, Executive Vice President and a director of MidCity Financial, and William F. McCarty III, Senior Vice President of MidCity Financial. The agreements pay benefits if:

         (1) the executive is involuntarily terminated without just cause within two years after a change in control;

         (2) the executive voluntarily terminates his employment for good reason within two years after a change in control;

         (3) a successor to MidCity Financial, such as one resulting from a merger, fails to assume the agreement;

         (4)      MidCity Financial or its successor breaches the agreement; or

         (5) the executive is involuntarily terminated without just cause within six months before a change in control and the termination was made in connection with the change in control.

         The benefits payable under the agreements are:

         (1) the executive's annual base salary times a multiplier (three, in the case of Messrs. Bakwin, Skopec, Santo and McCarty, two in the case of ten other officers and 1.5 in the case of the one remaining officer);

         (2) an amount equal to the executive's average annual bonus over the last three years (or, if the executive has been employed for less than three years, over the executive's entire period of employment) times a multiplier (three, in the case of Messrs. Bakwin, Skopec, Santo and McCarty, two in the case of ten other officers and 1.5 in the case of the one remaining officer);

         (3) the right to immediate payment of the then-current value of his or her vested benefits, if any, under the MidCity Financial Corporation Supplemental Profit Sharing Plan;

         (4) continued medical, disability and other welfare plan benefits for a specified period of time (three years in the case of Messrs. Bakwin, Skopec, Santo and McCarty and one year in the case of all other officers); and

         (5) the right to purchase the whole life insurance policy MidCity Financial holds on the executive for its cash surrender value.

         In addition, under the agreements with Messrs. Bakwin, Skopec, Santo and McCarty, if the executive's employment is involuntarily terminated without just cause, or if the executive voluntarily terminates his or her


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


employment for good reason, in the third year after a change in control, the executive will be entitled to a lump sum payment of one times the executive's base salary.

         To the extent the amount of severance benefits payable to an executive under his or her change in control severance agreement would result in the payment of a "parachute payment" (as defined in Section 280G of the Internal Revenue Code), then the amount will be reduced to avoid the payment of a parachute payment.

         A "change in control" for purposes of the agreements occurs if any one or more of the following events occur:

         o a person or group of persons (including individuals and companies) who are not descendants of Edward Morris and Helen Swift acquire at least 35% of the voting power of MidCity Financial's stock;

         o during a 24-month period, a majority of the board of directors of MidCity Financial changes, provided that individuals approved by at least a two-thirds vote of the individuals who were members of the board at the beginning of the 24-month period are not considered new directors;

         o at least 75% of the assets of MidCity Financial are sold, or MidCity Financial is dissolved or liquidated, or dissolves or liquidates at least 75% of its assets; or

         o the board of directors of MidCity Financial agrees by a two-thirds vote that a change in control of MidCity Financial is about to occur.

         It is not expected that the board of directors of MidCity Financial will determine that the merger with MB Financial will constitute a change in control for purposes of the change in control severance agreements. The merger agreement provides, however, that if any MidCity Financial employee who is covered by a change in control severance agreement is involuntarily terminated by the employer without cause at the effective time of the merger or within twenty-four months after the effective time, the employee will nevertheless be entitled to the benefits payable under his or her change in control severance agreement.

         Because they will not continue as employees with the new company or any of its subsidiaries after the merger, the employment of each of Messrs. Bakwin and Skopec will be involuntarily terminated by the employer at the effective time of the merger, entitling them to maximum cash payments under their change in control severance agreements of $1.40 million and $1.57 million, respectively, based upon their respective parachute payment limitations, subject to cutback if any other payments or benefits are received by them which must be taken into account in the parachute payment calculation. Assuming current compensation levels, if the employment of Messrs. Santo and McCarty is terminated within the time period and under the circumstances entitling them to full severance benefits under their change in control severance agreements, they will be entitled to receive maximum cash payments under their agreements of $830,071 and $467,808, respectively, based upon their respective parachute payment limitations, subject to cutback if any other payments or benefits are received by them which must be taken into account in the parachute payment calculation.


         COVENANTS NOT TO COMPETE. It is expected that as of the effective time of the merger, each of Messrs. Bakwin and Skopec will enter into an agreement not to compete with the new company for five years after the merger. In consideration for these covenants not to compete, each of Messrs. Bakwin and Skopec will be paid $50,000 per year for five years.


         MIDCITY FINANCIAL CORPORATION SEVERANCE PLAN. MidCity Financial maintains a severance plan that applies to all of the employees of MidCity Financial and its subsidiary banks. The severance plan pays benefits to any such employee who is terminated for any reason other than voluntary resignation by the employee or termination by the employer for cause, so long as the employee signs a release of claims and any other documents MidCity Financial may require him or her to sign. The benefits payable under the plan are as follows:

         o for employees with one to five years of service, one week's pay per year of service;


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


         o for employees with six to fifteen years of service, five weeks' salary, plus one and one-half weeks' salary for each year of service beyond five years; and

         o for employees with more than fifteen years of service, twenty weeks' salary, plus two weeks' salary for each year of service above fifteen.

In addition, the plan provides that a Senior Vice President will, regardless of years of service, receive a severance benefit of no less than fifty-two weeks' salary, plus an amount equal to his or her average annual bonus over the last three years prior to his or her termination of employment (or, if the employee has been employed for less than three years, over the employee's entire period of employment). Although they are covered by the severance plan, executives who are parties to change in control severance agreements are not entitled to receive severance pay under the severance plan if they are receiving benefits under their change in control severance agreements. So, for example, an executive with a change in control severance agreement who is involuntarily terminated, but not for cause, will receive benefits under the severance plan if he or she is terminated under circumstances that do not meet the criteria for payment under the change in control severance agreement.

         MIDCITY FINANCIAL CORPORATION RETENTION BONUS PLAN. The MidCity Financial Corporation Retention Bonus Plan covers approximately fifty-five employees of MidCity Financial and its subsidiaries, including Messrs. McCarty and Santo, who have been chosen for participation by the board of directors of MidCity Financial. Under the retention bonus plan, a participant's retention bonus will be determined by the plan committee in an amount not to exceed 50% of the participant's annual base salary. By the terms of the plan, the aggregate amount of retention bonuses paid to all participants may not exceed $2,250,000.

         The retention bonus plan provides for the payment of a retention bonus to a participant who, 60 days after a change in control of MidCity Financial or a subsidiary of MidCity Financial has occurred, remains employed by MidCity Financial or a subsidiary of MidCity Financial (or a successor of either following a merger constituting a change in control). If the participant's employment terminates before the end of the 60-day period due to death, disability, transfer to employment with an affiliate of the entity that acquired MidCity Financial, termination without cause, or voluntary termination for good reason, he or she is also entitled to the retention bonus.

         For purposes of the retention bonus plan, a "change in control" of MidCity Financial is deemed to occur under the same circumstances as under the change in control severance agreements. As with the change in control severance agreements, it is not expected that the board of directors of MidCity Financial will determine that the merger with MB Financial will constitute a change in control for purposes of the retention bonus plan. Under the merger agreement, MidCity Financial and MB Financial have agreed to coordinate in establishing a retention and severance program in an effort to retain and provide incentives to key personnel for the benefit of the new company and its subsidiaries. It is expected that MB Financial and MidCity Financial will agree on a program that will provide to MidCity Financial employees retention benefits substantially similar to those set forth in MidCity Financial's existing retention bonus plan, in which case it is not expected that the MidCity Financial board of directors will declare that the merger constitutes a change in control of MidCity Financial. Based on the foregoing, it is expected that Messrs. McCarty and Santo will be entitled to retention bonuses of 50% of their annual base salaries, or $87,500 and $105,000, respectively.

         DIRECTORS AND OFFICERS AFTER THE MERGER. Certain directors and executive officers of MB Financial and MidCity Financial will serve as directors and executive officers of the new company after the merger. See "Management After the Merger."

         INDEMNIFICATION AND DIRECTOR AND OFFICER LIABILITY INSURANCE COVERAGE. The merger agreement provides that upon completion of the merger, the new company will indemnify and hold harmless to the fullest extent permitted by law any person who, prior to completion of the merger, was a director, an officer or an employee of MB Financial, MidCity Financial or the new company or any of their subsidiaries, against losses, expenses and other liabilities with respect to claims based on or relating to the fact that the person was a director, an officer or an employee before completion of the merger or based on or relating to the merger agreement and the transactions contemplated by the merger agreement. The merger agreement also provides that for six years after the merger, the new company will continue to maintain the officers and directors liability insurance policy of MB Financial with coverage for the past acts and omissions of individuals serving as directors and officers of MB Financial, MidCity

Financial and their subsidiaries immediately prior to the merger. In lieu of this obligation of the new company, MidCity Financial and/or MB Financial, at the election of MB Financial, may elect to obtain, prior to the merger, six-year tail coverage under its existing officers and directors liability insurance policies for the past acts and omissions of the individuals serving as its directors and officers (and the directors and officers of its subsidiaries) prior to the merger.

VOTING AGREEMENTS

         The MB Financial directors have entered into a voting agreement with MidCity Financial under which each director has agreed to vote all of the shares of MB Financial common stock that he owns of record or beneficially and is entitled to vote as of the record date for the MB Financial special meeting in favor of adoption of the merger agreement. Similarly, the MidCity Financial directors have entered into a voting agreement with MB Financial under which each director has agreed to vote all of the shares of MidCity Financial common stock that he or she owns of record and is entitled to vote as of the record date of the MidCity Financial special meeting in favor of adoption of the merger agreement. Both voting agreements prohibit the directors from transferring any voting interest in their shares except to a person who agrees to be bound by the voting agreement.

          Pursuant to their voting agreement with MidCity Financial, the MB Financial directors have agreed to vote an aggregate of _______ shares of MB Financial common stock in favor of adoption of the merger agreement, representing ___% of the outstanding shares of MB Financial common stock as of the record date for the MB Financial special meeting. Pursuant to their voting agreement with MB Financial, the MidCity Financial directors have agreed to vote an aggregate of _______ shares of MidCity Financial common stock in favor of adoption of the merger agreement, representing ___% of the outstanding shares of MidCity Financial common stock as of the record date for the MidCity Financial special meeting.

EXPENSES

        All expenses incurred in connection with the merger agreement and the merger will be paid by the party incurring the expenses, except that the printing and mailing expenses of this joint proxy statement-prospectus, all fees to be paid to regulatory agencies in connection with the merger and the bank merger and all expenses associated with forming the new company will be borne equally by MB Financial and MidCity Financial. In addition, the fees payable to The Nasdaq Stock Market in excess of $17,500 to list the shares of new company common stock to be issued in the merger will be borne entirely by MidCity Financial.

STOCK LISTING

        MB Financial common stock is listed on The Nasdaq Stock Market National Market system under the symbol "MBFI." It is a condition to consummation of the merger that the new company common stock to be issued in the merger will be approved for listing on The Nasdaq Stock Market. See "-- Conditions to Completion of the Merger." It is expected that the new company, the name of which will change to "MB Financial, Inc." upon the effective time of the merger, will assume the "MBFI" symbol for its common stock.

                           MANAGEMENT AFTER THE MERGER

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE PROVISIONS

        Pursuant to the merger agreement and as will be provided in the bylaws of the new company, until either the third annual meeting of stockholders of the new company held after the merger or the consummation of a business combination approved by two-thirds of the entire board of directors of the new company resulting in the stockholders of the new company owning less than 51% of the resulting entity (whichever occurs first), the following will apply:

1. E.M. Bakwin, the Chairman and Chief Executive Officer of MidCity Financial, will be Chairman of the Board of Directors of the new company. Mitchell Feiger, the President and Chief Executive Officer of MB Financial, will be the President and Chief Executive Officer of the new company. If Mr. Bakwin is unable or unwilling to serve or continue to serve, his replacement will be selected by a majority of the MidCity


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        Financial-designated directors (defined in item 2 below). If Mr. Feiger is unable or unwilling to serve or continue to serve, his replacement will be selected by a majority of the MB Financial-designated directors (defined in item 2 below).

2. The board of directors of the new company will consist of 17 members, eight of whom are designated by the board of directors of MB Financial (referred to as the "MB Financial-designated directors") and nine of whom are designated by the board of directors of MidCity Financial (referred to as the "MidCity Financial- designated directors"). The classes of directors with terms expiring at the first and second annual meetings of stockholders of the new company will each be comprised of three MB Financial-designated directors and three MidCity Financial-designated directors. The class expiring at the third annual meeting of stockholders will be comprised of two MB Financial-designated directors and three MidCity Financial- designated directors.

3. Any vacancy on the board of directors of the new company created by the departure of a MB Financial- designated director will be filled by an individual nominated by a majority vote of the continuing MB Financial-designated directors and appointed by a majority of the remaining members of the board, subject to their fiduciary duties, and all vacancies created by the departure of a MidCity Financial-designated director will be filled by an individual nominated by a majority vote of the continuing MidCity Financial- designated directors and appointed by a majority of the remaining members of the board, subject to their fiduciary duties.

4. The number of directors of the new company may be changed upon the vote of a majority of the MB Financial-designated directors and a majority of the MidCity Financial-designated directors and two-thirds of the entire board of directors. Any vacancy created by an increase in the size of the board of directors will be filled by a nominee chosen by a vote of two-thirds of the entire board of directors.

5. The new company board of directors will, subject to the fiduciary duties of its members, nominate and recommend all incumbents for re-election as directors; this provision does not apply to persons who became directors pursuant to the provision described in item 4 above.

6. The new company board of directors will have an Executive/Strategic Planning Committee, to be comprised of eight members. The Chairman of this committee will be an individual nominated by a majority vote of the MidCity Financial-designated directors. The Chairman of each other committee will be an individual nominated by a majority vote of the members of the committee. All committees will be comprised of an equal number of MB Financial and MidCity Financial-designated directors, to be selected by the MB Financial and MidCity Financial-designated directors, respectively, unless waived by a majority of the MB Financial or MidCity Financial-designated directors.

7. A vote of two-thirds of the entire board of directors of the new company will be required to approve any of the following:

        o a sale of the new company or any of its subsidiaries or a sale or other disposition of all or substantially all of the assets of the new company or any of its subsidiaries;

        o the acquisition of another company or the merger or consolidation of the new company with another company;

        o the removal of the Chief Executive Officer of the new company for any reason other than for cause;

        o allowing the new company, on a consolidated basis, to exceed an 80% loan to deposit ratio (excluding lease loans where the related lessee has outstanding securities rated investment grade or where the related lessee would be viewed under the underwriting policies of the new company and its subsidiaries as an investment grade company);

        o allowing the new company, on a consolidated basis, to exceed a 90% loan to deposit ratio (including all lease loans);

        o maintaining an annual dividend payout ratio of less than 25% of net income (not including extraordinary or non-recurring gains); or

        o allowing the new company or any of its depository institution subsidiaries to maintain a Leverage Ratio of less than 7.0%, Tier 1 Capital Ratio of less than 8.0% or Total Capital Ratio of less than 11.0%.

8. By a majority vote, the MB Financial-designated directors will be entitled to nominate one MB Financial- designated director and the MidCity Financial-designated directors will be entitled to nominate one MidCity Financial-designated director each to serve as a Vice Chairman of the board of directors of the new company; these nominees must be appointed by the board subject to the fiduciary duties of its members.

9. The provisions of the new company bylaws described in items 1-8 above may not be amended without the vote of a majority of the MB Financial-designated directors and a majority of the MidCity Financial-designated directors and two-thirds of the entire board of directors of the new company.

        The boards of directors of MB Financial and MidCity Financial have designated the individuals named below to serve as directors of the new company. These designations may be changed at any time prior to the merger.


                                                           Director
        Name                  Age       Designee of        Since(1)     Term Expiring
---------------------------  -----  -------------------  ------------  ---------------
E.M. Bakwin, Chairman         73    MidCity Financial         1981           2004
Mitchell Feiger               43    MB Financial              1992           2004
James N. Hallene              40    MidCity Financial         2000           2004
Leslie S. Hindman             46    MidCity Financial         1998           2004
David Husman                  66    MB Financial              1992           2004
Robert S. Engelman, Jr.       59    MB Financial              1993           2003
Alfred Feiger                 76    MB Financial              1992           2003
Richard I. Gilford            76    MB Financial              1992           2003
Thomas H. Harvey              40    MidCity Financial         1995           2003
Ronald D. Santo               58    MidCity Financial         1990           2003
Eugene Sawyer                 67    MidCity Financial         1991           2003
Burton J. Field               65    MB Financial              1992           2002
Lawrence E. Gilford           77    MB Financial              1992           2002
Patrick Henry                 61    MidCity Financial         1981           2002
Richard J. Holmstrom          43    MidCity Financial         1998           2002
Clarence Mann                 76    MB Financial              1992           2002
Kenneth A. Skopec             67    MidCity Financial         1981           2002


-------------------
(1) Denotes year in which the individual first became a director of MB Financial or MidCity Financial. For MB Financial designees, includes service on the board of directors of Coal City Corporation which was merged into MB Financial (known prior to the merger as Avondale Financial Corp.) in February 1999.

        Set forth below is a description of the business experience for at least the past five years of each of the individuals listed above.

        E.M. BAKWIN. Mr. Bakwin has served as Chairman of the Board and Chief Executive Officer of MidCity Financial since 1981. Mr. Bakwin also has served as a director of The Mid-City National Bank of Chicago since 1961, First National Bank of Morton Grove since 1982, Union Bank and Trust Company since 1988, Abrams Centre

National Bank since 1997 and Chairman of the Board of The Mid-City National Bank of Chicago since 1967. Mr. Bakwin is Mr. Harvey's first cousin once removed and Mr. Henry's first cousin by marriage.

        MITCHELL FEIGER. Mr. Feiger is President and Chief Executive Officer of MB Financial, as well as Chairman of the Board of Manufacturers Bank. Mr. Feiger began his career with Touche Ross & Company in 1982, and then in 1984 joined Affiliated Banc Group, Inc., a bank holding company, where he worked in various capacities until eventually becoming Executive Vice President of Affiliated Banc Group. Mr. Feiger became President and a director of Coal City Corporation in 1992, and became President and Chief Executive Officer of MB Financial in February 1999 upon the merger of Coal City with MB Financial. Mitchell Feiger is Alfred Feiger's son.


        JAMES N. HALLENE. Mr. Hallene founded Capital Concepts, LLC, a private equity investment firm, in 1999 and currently serves as its managing principal. He has also served as a director of The Mid-City National Bank of Chicago since 2000. From 1983 to 1999, Mr. Hallene worked in various capacities for First Chicago Corporation, eventually becoming Group Head of Private Banking at American National Bank and Trust Company of Chicago. He currently serves as a director of Olsen Engineering, L.P., DNJ Capital Partners, LLC and AthletesMedia.


        LESLIE S. HINDMAN. Ms. Hindman served as Chairman of Eppraisals.com from 1999 to June, 2001 and was the President of Sotheby's Midwest auction facility from 1997 to 1999. Ms. Hindman also has served as a director of The Mid-City National Bank of Chicago since 1998. In addition, she is the host of the television shows "At the Auction with Leslie Hindman" and "The Appraisal Fair." Ms. Hindman also is a syndicated columnist with the Chicago Tribune.

        DAVID L. HUSMAN. Mr. Husman served as a director of the seven banks that were owned by Affiliated Banc Group. Mr. Husman is an attorney and is in the real estate and investment business.

        ROBERT S. ENGELMAN, JR. Mr. Engelman, Chairman of the Board of MB Financial, joined MB Financial in 1993 as President and Chief Executive Officer and a director and served as President and Chief Executive Officer until the merger of MB Financial with Coal City Corporation in February 1999. Prior to joining MB Financial, Mr. Engelman was the Chairman of the Board and Chief Executive Officer of University Financial Corporation and its wholly-owned subsidiary, First Federal of Elgin, FSA, Elgin, Illinois.

        ALFRED FEIGER. Mr. Feiger served as Chairman of the Board and Chief Executive Officer of Coal City Corporation until the merger of Coal City with MB Financial in February 1999. Mr. Feiger has over 50 years of banking and finance company experience, having served in various executive capacities during such period. Mr. Feiger also served as a director of the seven banks that were owned by Affiliated Banc Group and was President of Affiliated Banc Group's Western National Bank of Cicero. Alfred Feiger is Mitchell Feiger's father.

        RICHARD I. GILFORD. Mr. Gilford has over 50 years of banking experience, having served in various executive capacities during such period. Mr. Gilford also served as a director of the seven banks that were owned by Affiliated Banc Group and was Chairman of the Board of Affiliated Asset-Based Lending Services, a subsidiary of Affiliated Banc Group. Mr. Gilford is a trustee of Mt. Sinai Hospital in Chicago. Richard Gilford is the cousin of Lawrence Gilford.

        THOMAS H. HARVEY. Mr. Harvey has served as President of the Energy Foundation since 1990. He also has served as a director of The Mid-City National Bank of Chicago and First National Bank of Morton Grove since 1995. Mr. Harvey is Mr. Bakwin's first cousin once removed.

        RONALD D. SANTO. Mr. Santo has served as Executive Vice President of MidCity Financial since 1998 and Secretary of MidCity Financial since 1981, President of The Mid-City National Bank of Chicago since 1998 and a director of The Mid-City National Bank of Chicago since 1988, and Chief Executive Officer and a director of First National Bank of Elmhurst since 1986 and Vice Chairman of the Board of First National Bank of Elmhurst since 1993.

        EUGENE SAWYER. Mr. Sawyer has served as Vice President of Crown Energy, Inc. since 1994. He also has served as a director of The Mid-City National Bank of Chicago since 1989 and First National Bank of Morton Grove since 1991. Mr. Sawyer is a former Mayor of the City of Chicago.

        BURTON J. FIELD. Mr. Field has served as President and Chief Executive Officer of Manufacturers Bank since 1983 and as a director of Manufacturers Bank since 1977. Mr. Field has over 40 years of banking and finance experience, mainly in the areas of commercial lending and leasing. Mr. Field joined Manufacturers Bank in 1970.

        LAWRENCE E. GILFORD. Mr. Gilford has over 50 years of banking experience, having served in various executive capacities during such period. He also served as a director of the seven banks that were owned by Affiliated Banc Group and was President of Affiliated Banc Group's North Shore National Bank. Mr. Gilford served as President of the Chicago Chapter of the Illinois Bankers Association, is a trustee of the Rush North Shore Medical Center, and is a Board Member of the Chicago Chapter of the Jewish Community Center and the Jewish Federation of Palm Springs, California. Lawrence Gilford is the cousin of Richard Gilford.

        PATRICK HENRY. Mr. Henry has served as Chairman of the Board of Verado Energy, Inc., an independent oil and gas company, since 1987. He has served as a director of The Mid-City National Bank of Chicago since 1976. Mr. Henry is Mr. Bakwin's first cousin by marriage.

        RICHARD J. HOLMSTROM. Mr. Holmstrom has since 1995 been a partner in and is a co-founder of Menlo Equities, LLC. He also has served as a director of The Mid-City National Bank of Chicago and First National Bank of Morton Grove since 1998.

        CLARENCE MANN. Mr. Mann has over 45 years of banking experience, having served in various executive capacities during such period. Mr. Mann also served as a director of the seven banks that were owned by Affiliated Banc Group and was President of both Franklin Park Bank and First State Bank of Franklin
Park, both of which were owned by Affiliated Banc Group.

        KENNETH A. SKOPEC. Mr. Skopec has served as President of MidCity Financial since 1981, Chief Executive Officer and a director of The Mid-City National Bank of Chicago since 1965 and Vice Chairman of The Mid-City National Bank of Chicago since 1988, Chairman of the Board of First National Bank of Elmhurst since 1986, Vice Chairman of the Board of Union Bank and Trust Company since 1988 and Chairman of the Board of Abrams Centre National Bank since 1997.

EXECUTIVE OFFICERS OF THE NEW COMPANY

        The principal executive officers of the new company upon completion of the merger will be as follows:


Name                       Age    Title
----                       ---    -----
Mitchell Feiger             43    President and Chief Executive Officer

Jill E. York                38    Senior Vice President and Chief Financial Officer

Ronald D. Santo             58    Chairman of Illinois-based Bank, Group President

Thomas D. Panos             45    Executive Vice President-Commercial Banking

Burton J. Field             65    President and Chief Executive Officer of Illinois-based Bank

William F. McCarty III      44    Executive Vice President-Wealth Management, Operations

Thomas P. FitzGibbon, Jr.   57    Senior Vice President-Retail Banking

Jeffrey L. Husserl          41    Senior Vice President-Human Resources

        Set forth below is a description of the business experience for at least the past five years of each of the individuals listed above who will not also serve as a director of the new company.

        JILL E. YORK. Ms. York has served as Vice President and Chief Financial Officer of MB Financial since joining MB Financial in August 2000, and also serves as Senior Vice President and Chief Financial Officer and a director of Manufacturers Bank. Ms. York previously served as a partner with the public accounting firm of McGladrey & Pullen, LLP. She was employed in the public accounting sector for 15 years and is a member of the Illinois CPA Society, the American Institute of Certified Accountants and the Community Bankers Association of Illinois.

        THOMAS D. PANOS. Mr. Panos has served as Executive Vice President and Senior Lending Officer and a director of Manufacturers Bank since March 1996. Mr. Panos was Senior Vice President and Manager of Corporate Banking (in Illinois) for First Bank System from 1994 to 1996, and he served Boulevard Bank in various lending and management capacities since 1982. Mr. Panos has over 24 years of banking experience.

        WILLIAM F. MCCARTY III. Mr. McCarty has served as Senior Vice President of MidCity Financial since 1998, President and a director of First National Bank of Morton Grove since 1992, and Chief Executive Officer and Chairman Pro Tem of the Board of First National Bank of Morton Grove since 1997. He also serves as a director of The Mid-City National Bank of Chicago. Mr. McCarty joined The MidCity National Bank of Chicago in 1982 and has over 22 years of experience in the banking industry.

        THOMAS P. FITZGIBBON, JR. Mr. FitzGibbon serves as Senior Vice President and Chief Retail Banking Officer of Manufacturers Bank. He has held the position of Chief Retail Banking Officer since May 2000 and the title of Senior Vice President since the merger of Manufacturers Bank with Avondale Federal Savings Bank in February 1999. He also serves as President of Manufacturers Community Development Corporation, a subsidiary of Manufacturers Bank. Prior to the merger with Avondale, Mr. FitzGibbon served as Vice President of Avondale Federal Savings Bank from the time of joining Avondale in 1995. Mr.
FitzGibbon served as Vice President of Comerica Bank-Illinois from 1990-1995 and Executive Vice President and Chief Lending Officer of Columbia First
Bank, FSB, Arlington, Virginia, from 1985 to 1990. Mr. FitzGibbon has been a principal officer in the banking industry since 1970.

        JEFFREY L. HUSSERL. Mr. Husserl has served as Senior Vice President-Administration and Chief Human Resources Officer of Manufacturers Bank since joining Manufacturers Bank in 1999. From 1994 until joining Manufacturers Bank in 1999, Mr. Husserl served as Director of Human Resources for Allied Van Lines. Mr. Husserl came to Manufacturers Bank with 17 years of experience in various industries, including manufacturing, transportation and financial services.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

        COMPENSATION PAID BY THE NEW COMPANY. Each director of the new company will receive compensation for his service as a director as determined by the board of directors of the new company. The new company has not yet paid any compensation to its current executive officers or any person who is expected to become an executive officer. The form and amount of compensation to be paid to each of the new company's executive officers in any future period will be determined by the compensation committee of the new company's board of directors.

        COMPENSATION PAID BY MB FINANCIAL. For information regarding compensation paid for the year ended December 31, 2000 to the directors and executive officers of MB Financial who will become directors and executive officers of the new company after the merger, as well the employment and change-in-control severance agreements with these executive officers and certain transactions involving these directors and executive officers, see MB Financial's proxy statement for its 2001 annual meeting of stockholders, the relevant portions of which are incorporated by reference into MB Financial's Annual Report on Form 10-K for the year ended December 31, 2000.
See "Where You Can Find More Information."

        COMPENSATION PAID BY MIDCITY FINANCIAL. Set forth below is information concerning the compensation paid by MidCity Financial to its directors and executive officers and certain transactions with directors and executive officers.

        DIRECTOR COMPENSATION. Each director of MidCity Financial currently receives $2,400 per board meeting attended, and each outside director also receives $700 per board committee meeting attended.


        EXECUTIVE COMPENSATION. The following table sets forth certain information with respect to annual and other compensation paid to MidCity Financial's Chief Executive Officer and its three most highly compensated executive officers other than the chief executive officer, for the fiscal years ended December 31, 2000, 1999 and 1998.


                                      FISCAL      ANNUAL        ANNUAL          ALL OTHER
NAME AND PRINCIPAL POSITION            YEAR       SALARY         BONUS        COMPENSATION(1)
-----------------------------------   ------    ----------    -----------     ---------------
E. M. Bakwin, Chairman of the Board    2000      $328,000      $240,000          $57,470
and Chief Executive Officer            1999       314,000       220,000           56,670
                                       1998       300,000       200,000           53,100

Kenneth A. Skopec, President           2000       380,000       240,000           74,000
                                       1999       366,000       220,000           72,730
                                       1998       352,000       200,000           67,560

Ronald D. Santo, Executive Vice-       2000       200,000       135,000           45,500
President and Secretary                1999       192,500       125,000           44,700
                                       1998       185,000       115,000           41,100

William F. McCarty III, Senior Vice    2000       153,750        60,000           33,375
President                              1999       135,000        50,000           30,625
                                       1998       119,500        46,000           26,978

---------------
(1) Consists of contributions by MidCity Financial to its profit sharing plan and supplemental profit sharing plan on the executives' behalf, aggregating 10% of salary and bonus for 2000, and 10.5% for 1999 and 1998. MidCity Financial has a profit sharing plan for all salaried employees. Plan participants are entitled to withdraw their vested amounts from the plan upon cessation of their employment from MidCity Financial for any reason. In 1989, MidCity Financial adopted a supplemental profit sharing plan for a select group of management employees; the supplemental profit sharing plan provides benefits that would have been provided under the profit sharing plan except that they exceed the maximum amounts payable through the profit sharing plan under certain limits imposed by ERISA and the Internal Revenue Code. Amounts are provided on an unfunded basis based on compensation paid on or after January 1, 1989.

        Each of Messrs. Bakwin, Skopec, Santo and McCarty is a party to a change in control severance agreement with MidCity Financial. These agreements are described under "The Merger--Interests of Insiders in the Merger- Change in Control Severance Agreements with Officers of MidCity Financial."

        CERTAIN TRANSACTIONS. Certain directors and executive officers of MidCity Financial and its subsidiaries, as well as the associates of these persons, are customers of and engage in banking transactions with the bank subsidiaries of MidCity Financial in the ordinary course of business. All loans and commitments to make loans included in these transactions are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons not employed by or affiliated with MidCity Financial and its subsidiaries, and do not involve more than the normal risk of collectibility or present other unfavorable features.

                UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS


        The following unaudited pro forma combined balance sheet as of June 30, 2001 of the new company combines the historical consolidated balance sheets of MB Financial and its subsidiaries and MidCity Financial and its subsidiaries as if the merger had occurred on June 30, 2001, after giving effect to certain pro forma adjustments described in the accompanying notes. The following unaudited pro forma combined condensed statements of income for the six-month periods ended June 30, 2001 and 2000 and for each of the years in the three-year period ended December 31, 2000 of the new company present the combined historical results of operations of MB Financial and its subsidiaries and MidCity Financial and its subsidiaries as if the merger had occurred on the first day of each period presented. The fiscal year end of each of MB Financial and MidCity Financial is December 31. Pro forma per share amounts are based on the MB Financial exchange ratio of one share of new company common stock for each share of MB Financial common stock and the MidCity Financial exchange ratio of
230.32955 shares of new company common stock for each share of MidCity Financial common stock. The merger is expected to close in the fourth quarter of 2001.

        The unaudited pro forma combined financial statements and related footnotes account for the merger using the pooling-of-interests method of accounting. Under the pooling-of-interests method of accounting, the recorded assets, liabilities, stockholders' equity, income and expenses of MB Financial and MidCity Financial are combined and recorded at their historical cost-based amounts, except as described below and in the footnotes. The accounting policies of MB Financial and MidCity Financial are substantially similar.

        The unaudited pro forma combined financial statements are for illustrative purposes only. The companies may have performed differently had they been combined during the periods presented. You should not rely on the unaudited pro forma combined financial information as being indicative of the historical results that we would have had or the future results that the new company will experience after the merger. These unaudited pro forma combined financial statements should be read in conjunction with, and are qualified in their entirety by, the separate historical consolidated financial statements and related notes of MB Financial and MidCity Financial. See "Where You Can Find More Information" and "Index to Financial Statements of MidCity Financial Corporation."

UNAUDITED PRO FORMA COMBINED BALANCE SHEET AS OF JUNE 30, 2001



                                                                MidCity
                                              MB Financial,   Financial,     Pro Forma     Pro Forma
                                                  Inc.           Corp.      Adjustments     Combined
                                              -------------  ------------  -------------  -------------
                                                                 (In thousands)
ASSETS:
Cash and due from banks..................      $     29,010  $     54,397  $        ---  $     83,407
Other interest bearing deposits..........             4,273           ---           ---         4,273
Federal funds sold.......................            30,750        10,750           ---        41,500
Investment securities available for sale.           210,329       714,639           ---       924,968
Stock in Federal Home Loan Bank..........             6,396         4,997           ---        11,393
Loans, net...............................         1,247,070       971,149           ---     2,218,219
Lease investments, net...................            49,868           ---           ---        49,868
Premises and equipment, net..............            19,170        33,921           ---        53,091
Cash surrender value of life insurance...            32,767           ---           ---        32,767
Interest only receivables................             8,663           ---           ---         8,663
Intangibles, net.........................            20,778        15,909           ---        36,687
Accrued interest receivable..............            10,304        14,152           ---        24,456
Other assets.............................            10,326         4,616         5,200 (2)    20,142
                                                 ----------    ----------     ---------    ----------
      Total assets.......................        $1,679,704    $1,824,530     $   5,200    $3,509,434
                                                 ==========    ==========     =========    ==========

LIABILITIES AND STOCKHOLDERS'
 EQUITY
LIABILITIES:
  Deposits:
    Noninterest bearing..................       $   161,278   $   274,782  $        ---   $   436,060
    Interest bearing.....................         1,136,123     1,280,966           ---     2,417,089
                                                 ----------    ----------     ---------    ----------
      Total deposits.....................         1,297,401     1,555,748           ---     2,853,149

  Short-term borrowings..................           211,582        42,192           ---       253,774
  Long-term borrowings...................            51,683        17,000           ---        68,683
  Other liabilities......................            18,594        11,494        19,600 (2)    49,688
                                                 ----------    ----------     ---------    ----------
      Total liabilities..................         1,579,260     1,626,434        19,600     3,225,294
                                                 ----------    ----------     ---------    ----------

  Common stock...........................                71         1,000          (894)(1)       177
  Additional paid-in capital.............            50,650        24,052           894 (1)    75,596
  Retained earnings......................            50,029       175,094       (14,400)(2)   202,043
                                                                                 (8,680)(1)
  Accumulated other comprehensive
     income (loss).......................              (220)        6,544           ---         6,324
  Less treasury stock at cost............               (86)       (8,594)        8,680 (1)       ---
                                                 ----------    ----------     ---------    ----------
      Total stockholders' equity.........           100,444       198,096       (14,400)      284,140
                                                 ----------    ----------     ---------    ----------

      Total liabilities and stockholders' equity $1,679,704    $1,824,530     $   5,200    $3,509,434
                                                 ==========    ==========     =========    ==========

NOTES TO UNAUDITED PRO FORMA COMBINED BALANCE SHEET

1. STOCKHOLDERS' EQUITY - In connection with the merger, a new holding company, MB-MidCity, Inc., has been established. Each outstanding share of MidCity Financial common stock will be converted into 230.32955 shares of new company common stock and each share of MB Financial common stock will be converted into one share of new company common stock. Each share of new company common stock has a par value of $.01 per share. MidCity Financial and MB Financial had 46,007 and 7,061,150 shares of common stock outstanding as of June 30, 2001, respectively. The pro forma average share amounts for MidCity Financial were adjusted for the MidCity Financial exchange ratio of 230.32955. The common stock in the unaudited pro forma balance sheet has been adjusted to reflect the reclassification of MB Financial additional paid in capital and the elimination of treasury stock.


2. MERGER - RELATED COSTS - Transaction costs of the merger (primarily investment banking and other professional fees) and costs to combine operations are expected to be approximately $19.6 million on a pre-tax basis, or approximately $14.4 million on an after-tax basis. The Unaudited Pro Forma Condensed Combined Statements of Income on the pages that follow do not reflect these charges. The Unaudited Pro Forma Combined Balance Sheet on the prior page reflects these expected merger charges. It is anticipated that most of the cash charges will be incurred and recognized during the fourth quarter of 2001. The following table provides details of the estimated charges by type of cost:

                       Type of Cost                               Amount
--------------------------------------------------------------------------------
                                                              (In Thousands)
Transaction Costs                                                   $   4,100
Costs to combine operations:
  Severance and other employee termination costs                        7,000
  Duplicative systems and facilities costs                              4,000
  Change in valuation reserve related to deferred state income taxes    3,000
  Other costs incidental to the merger                                  1,500
                                                                    ---------
                                                                       19,600
   Income tax benefit of expected merger adjustment                    (5,200)
                                                                    ---------
        Net merger charges                                          $  14,400
                                                                    =========

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF INCOME FOR THE SIX MONTHS ENDED JUNE 30, 2001



                                                                                        Combined
                                                                       MidCity          Pro Forma
                                                   MB Financial       Financial          Amounts
                                                 ---------------    ------------      ------------
                                                 (Dollars in thousands, except per share data)
Interest income..............................      $      55,483    $     60,832       $   116,315
Interest expense.............................             32,712          30,002            62,714
                                                   -------------    ------------       -----------
    Net interest income......................             22,771          30,830            53,601
Provision for loan losses....................              1,400             620             2,020
                                                   -------------    ------------       -----------
    Net interest income after provision for
      loan losses............................             21,371          30,210            51,581
Other income.................................              6,582           6,872            13,454
Other expenses...............................             18,493          23,996            42,489
                                                   -------------    ------------       -----------
Income before income taxes...................              9,460          13,086            22,546
Applicable income taxes......................              3,222           4,462             7,684
                                                   -------------    ------------       -----------
    Net income...............................      $       6,238    $      8,624       $    14,862
                                                   =============    ============       ===========
Preferred stock dividend.....................                ---             ---               ---
     Net income available to common
       stockholders..........................      $       6,238    $      8,624       $    14,862
                                                   =============    ============       ===========

Earnings per share:
  Basic......................................              $0.88         $187.45             $0.84
                                                           =====         =======             =====
  Diluted....................................              $0.86         $187.45             $0.83
                                                           =====         =======             =====

Weighted average shares:
  Basic......................................          7,064,236          46,007        17,661,008
                                                      ==========         =======       ===========
  Diluted....................................          7,253,399          46,007        17,850,171
                                                      ==========         =======       ===========

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF INCOME FOR THE SIX MONTHS ENDED JUNE 30, 2000



                                                                                        Combined
                                                                       MidCity          Pro Forma
                                                   MB Financial       Financial          Amounts
                                                 ---------------    ------------      ------------
                                                 (Dollars in thousands, except per share data)
Interest income..............................      $      48,789    $     60,602       $   109,391
Interest expense.............................             26,860          29,124            55,984
                                                   -------------    ------------       -----------
    Net interest income......................             21,929          31,478            53,407
Provision for loan losses....................              1,590           2,537             4,127
                                                   -------------    ------------       -----------
    Net interest income after provision for
      loan losses............................             20,339          28,941            49,280
Other income.................................              5,512           4,890            10,402
Other expenses...............................             17,919          24,300            42,219
                                                   -------------    ------------       -----------
Income before income taxes...................              7,932           9,531            17,463
Applicable income taxes......................              2,411           1,719             4,130
                                                   -------------    ------------       -----------
    Net income...............................      $       5,521    $      7,812       $    13,333
                                                   =============    ============       ===========
Preferred stock dividend.....................                ---             ---               ---
     Net income available to common
       stockholders..........................      $       5,521    $      7,812       $    13,333
                                                   =============    ============       ===========

Earnings per share:
  Basic......................................              $0.78         $169.80             $0.75
                                                           =====         =======             =====
  Diluted....................................              $0.78         $169.80             $0.75
                                                           =====         =======             =====

Weighted average shares:
  Basic......................................          7,064,515          46,007        17,661,287
                                                      ==========         =======       ===========
  Diluted....................................          7,074,312          46,007        17,671,084
                                                      ==========         =======       ===========

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2000


                                                                                        Combined
                                                                       MidCity          Pro Forma
                                                   MB Financial       Financial          Amounts
                                                 ---------------    ------------      ------------
                                                 (Dollars in thousands, except per share data)

Interest income..............................      $     104,090    $    123,898       $   227,988
Interest expense.............................             59,441          61,786           121,227
                                                   -------------    ------------       -----------
    Net interest income......................             44,649          62,112           106,761
Provision for loan losses....................              3,090           5,073             8,163
                                                   -------------    ------------       -----------
    Net interest income after provision for
      loan losses............................             41,559          57,039            98,598
Other income.................................             10,722           9,726            20,448
Other expenses...............................             35,745          48,154            83,899
                                                   -------------    ------------       -----------
Income before income taxes...................             16,536          18,611            35,147
Applicable income taxes......................              4,931           3,255             8,186
                                                   -------------    ------------       -----------
    Net income...............................      $      11,605    $     15,356       $    26,961
                                                   =============    ============       ===========
Preferred stock dividend.....................                ---             ---               ---
     Net income available to common
       stockholders..........................      $      11,605    $     15,356       $    26,961
                                                   =============    ============       ===========

Earnings per share:
  Basic......................................              $1.64         $333.78             $1.53
                                                           =====         =======             =====
  Diluted....................................              $1.64         $333.78             $1.53
                                                           =====         =======             =====

Weighted average shares:
  Basic......................................          7,064,515          46,007        17,661,287
                                                      ==========         =======        ==========
  Diluted....................................          7,072,134          46,007        17,668,906
                                                      ==========         =======        ==========

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF INCOME FOR THE YEAR ENDED DECEMBER 31, 1999


                                                                                        Combined
                                                                       MidCity          Pro Forma
                                                   MB Financial       Financial          Amounts
                                                 ---------------    ------------      ------------
                                                 (Dollars in thousands, except per share data)
Interest income..............................      $      82,291    $    114,660       $   196,951
Interest expense.............................             41,767          52,363            94,130
                                                   -------------    ------------       -----------
    Net interest income......................             40,524          62,297           102,821
Provision for loan losses....................              1,260           1,405             2,665
                                                   -------------    ------------       -----------
    Net interest income after provision for
      loan losses............................             39,264          60,892           100,156
Other income.................................              9,062          10,587            19,649
Other expenses...............................             33,560          44,596            78,156
                                                   -------------    ------------       -----------
Income before income taxes...................             14,766          26,883            41,649
Applicable income taxes......................              4,812           8,463            13,275
                                                   -------------    ------------       -----------
    Net income...............................      $       9,954    $     18,420       $    28,374
                                                   =============    ============       ===========
Preferred stock dividend.....................                ---             ---               ---
     Net income available to common
       stockholders..........................      $       9,954      $   18,420       $    28,374
                                                   =============    ============       ===========

Earnings per share:
  Basic......................................              $1.51         $398.24             $1.65
                                                           =====         =======             =====
  Diluted....................................              $1.51         $398.24             $1.64
                                                           =====         =======             =====

Weighted average shares:
  Basic......................................          6,586,596          46,254        17,240,259
                                                      ==========         =======       ===========
  Diluted....................................          6,598,058          46,254        17,251,721
                                                      ==========         =======       ===========

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF INCOME FOR THE YEAR ENDED DECEMBER 31, 1998


                                                                                        Combined
                                                                       MidCity          Pro Forma
                                                   MB Financial       Financial          Amounts
                                                 ---------------    ------------      ------------
                                                 (Dollars in thousands, except per share data)
Interest income..............................      $      57,632    $    107,152       $   164,784
Interest expense.............................             29,826          49,488            79,314
                                                   -------------    ------------       -----------
    Net interest income......................             27,806          57,664            85,470
Provision for loan losses....................                750             770             1,520
                                                   -------------    ------------       -----------
    Net interest income after provision for
      loan losses............................             27,056          56,894            83,950
Other income.................................              9,940           9,953            19,893
Other expenses...............................             27,136          43,139            70,275
                                                   -------------    ------------       -----------
Income before income taxes...................              9,860          23,708            33,568
Applicable income taxes......................              3,605           7,237            10,842
                                                   -------------    ------------       -----------
    Net income...............................      $       6,255    $     16,471       $    22,726
                                                   =============    ============       ===========
Preferred stock dividend.....................              1,085             ---             1,085
     Net income available to common
       stockholders..........................      $       5,170    $     16,471       $    21,641
                                                   =============    ============       ===========

Earnings per share:
  Basic......................................              $1.26         $347.83             $1.44
                                                           =====         =======             =====
  Diluted....................................              $1.25         $347.83             $1.44
                                                           =====         =======             =====

Weighted average shares:
  Basic......................................          4,093,254          47,354        15,000,280
                                                      ==========         =======       ===========
  Diluted....................................          4,130,996          47,354        15,038,022
                                                      ==========         =======       ===========


                                BUSINESS OF MB FINANCIAL, INC.

GENERAL


        MB Financial was incorporated in Delaware in 1995 and is a bank holding company under the federal Bank Holding Company Act of 1956 and the Illinois Bank Holding Company Act of 1957. MB Financial conducts a commercial banking business through Manufacturers Bank, an Illinois banking corporation. As of June 30, 2001, MB Financial had consolidated assets of $1.7 billion, consolidated liabilities of $1.6 billion (including consolidated deposits of $1.3 billion) and stockholders' equity of $100.4 million.



        Manufacturers Bank has grown substantially in the last four years. It acquired Peterson Bank in 1995 and U.S. Bank in 1997. In February 1999, Manufacturers Bank merged with Avondale Federal Savings Bank. In May 2001, MB Financial completed its acquisition of FSL Holdings, Inc. and FSL's subsidiary, First Savings & Loan Association of South Holland, for aggregate cash consideration of approximately $41.3 million. First Savings & Loan was merged into Manufacturers Bank. Manufacturers Bank currently has 12 branch offices, located throughout the Chicago metropolitan area.

        Manufacturers Bank concentrates its business efforts on serving privately owned small and middle market businesses, such as manufacturers, wholesalers, distributors, long-term health care operators and investors, and real estate developers located throughout the Chicago metropolitan area. Manufacturers Bank's business is focused on four areas: Commercial Banking; Lease Banking; Korean Banking; and Retail Banking.

        COMMERCIAL BANKING. The Commercial Banking group focuses on serving privately-owned companies run by entrepreneurs, including manufacturers, wholesalers, distributors, home developers, long-term health care operators, real estate operators and investors, and selected types of service companies. Manufacturers Bank provides a full set of credit, deposit, cash management and investment products to these companies. These products are specifically designed for companies with sales between $5 million and $50 million. Credit products include: working capital loans and lines of credit, including accounts receivable and inventory financing; equipment loans and leasing; business acquisition loans; owner-occupied real estate loans; and financial, performance and commercial letters of credit. Deposit and cash management products include:
Corporate InterConnect - an internet cash management product for businesses; zero balance accounts; automated tax payments; ATM access; merchant credit card program; telephone banking; lockbox; direct deposit; account reconciliation; checking accounts and investment services. For real estate operators and investors, Manufacturers Bank also offers the following products: commercial mortgages; residential, commercial, retail and industrial construction loans; land acquisition and development loans; and industrial revenue bond financing.

        LEASE BANKING. The target market for the Lease Banking group consists of small and medium size equipment leasing companies located throughout the United States. Manufacturers Bank has provided Lease Banking services to these companies for more than 25 years. Competition in servicing this equipment leasing market generally comes from large banks, financing companies, large industrial companies and some community banks in certain segments of the business. Manufacturers Bank provides rapid service and decision making and flexible financial solutions to meet its customers' needs in this market. Manufacturers Bank provides full banking services for these leasing companies by financing the debt portion of leveraged leases (referred to as "lease loans"), providing short-term and long-term equity financing, making working capital and bridge loans, and investing directly in leased equipment. The volume of lease loans is closely managed in order to control Manufacturers Bank's liquidity and the level of total risk adjusted assets.

        KOREAN BANKING. The Korean Banking group focuses on the expanding Korean community located principally on the north side of Chicago and in Chicago's northwestern suburbs. Manufacturers Bank serves ethnic Korean consumers and Korean-owned businesses by providing complete banking services using the Korean language. Korean commercial customers tend to be small owner-operated, cash businesses, such as dry cleaners, gift shops and restaurants. While continuing to serve these customers, Manufacturers Bank is also targeting those Korean-owned businesses with annual sales between $2 million and $20 million. Personnel in the Korean Banking group, as well as a number of other individuals in key service positions at Manufacturers Bank, speak and conduct business in Korean. Manufacturers Bank's automated telephone account access services are provided in the Korean language as well. Competition in this growing market segment is quite limited because of the need to provide all banking services in Korean.

        RETAIL BANKING. The target market for the Retail Banking group consists of consumers who live or work near Manufacturers Bank offices. Manufacturers Bank offers a full set of consumer products to these individuals, including checking accounts, savings accounts, money market accounts, time deposit accounts, secured and unsecured consumer loans, residential mortgage loans, and a variety of fee for service products, such as money orders and travelers checks. Manufacturers Bank also offers brokerage services which include sales of non-FDIC insured investment products to its client base.

RECENT ACCOUNTING DEVELOPMENTS


        On June 30, 2001, the Financial Accounting Standards Board finalized Statement of Financial Accounting Standards No. 141, BUSINESS COMBINATIONS. SFAS 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. SFAS 141 will not impact the merger as the transaction was initiated prior to June 30, 2001.

        On June 30, 2001, the Financial Accounting Standards Board finalized Statement of Financial Accounting Standards No. 142, GOODWILL AND OTHER TANGIBLE ASSETS. Under the provisions of SFAS 142, goodwill is no longer subject to amortization over its estimated useful life, but instead will be subject to at least annual assessments for impairment by applying a fair-value based test. SFAS 142 also requires that an acquired intangible asset should be separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the asset can be sold, transferred, licensed, rented or exchanged, regardless of the acquirer's intent to do so. The provisions of SFAS 142 are effective for fiscal years beginning after December 31, 2001. MB Financial is in the process of evaluating its goodwill and intangible assets for impairment under the provisions of SFAS 142.


ADDITIONAL INFORMATION

        For additional information about MB Financial, see "Selected Consolidated Financial and Other Data of MB Financial, Inc." and "Unaudited Pro Forma Condensed Combined Financial Information" in this joint proxy statement-prospectus. You should also see the documents filed by MB Financial with the SEC which are incorporated by reference into this joint proxy statement-prospectus, as described under "Where You Can Find More Information."

                    BUSINESS OF MIDCITY FINANCIAL CORPORATION

GENERAL


        MidCity Financial was incorporated in Delaware in 1981 under the name Mid-Citco Incorporated and changed its name to MidCity Financial Corporation in 1995. MidCity Financial is a bank holding company under the Federal Bank Holding Company Act of 1956 and the Illinois Bank Holding Company Act of 1957. As of June 30, 2001, MidCity Financial had consolidated assets of $1.8 billion, consolidated liabilities of $1.6 billion (including consolidated deposits of $1.5 billion) and consolidated stockholders' equity of $198 million. MidCity Financial's principal business offices are located at 801 West Madison Street, Chicago, Illinois.


        MidCity Financial owns all of the issued and outstanding shares of common stock of The Mid-City National Bank of Chicago, First National Bank of Morton Grove, First National Bank of Elmhurst (known as "Bank of Elmhurst" until its conversion from a state-chartered institution to a national bank in 1997), Union Bank and Trust Company, Mid-City Information Services, Inc. and Abrams Centre Bancshares Incorporated, which in turn owns all of the issued and outstanding shares of common stock of Abrams Centre National Bank.

HISTORY AND DEVELOPMENT

        MidCity Financial was originally established as a one-bank holding company for The Mid-City National Bank of Chicago after the board of directors of The MidCity National Bank of Chicago concluded in 1981 that it would be desirable to reorganize the bank into a one-bank holding company. This decision was motivated primarily by an amendment to the Illinois Bank Holding Company Act, which, subject to certain geographic limitations, permitted Illinois bank holding companies to own more than one bank. The board of directors believed that under the new law, The Mid-City National Bank of Chicago's strong capital base could be utilized to increase the return on equity to the bank's shareholders through the acquisition of one or more additional banks.

        The Mid-City National Bank of Chicago's shareholders approved the reorganization in January 1982, and the transaction was completed in February 1982. Later that same year, MidCity Financial acquired First National Bank of Morton Grove for $6.23 million in cash. At the time of the acquisition, First National Bank of Morton Grove had total assets of $121 million.

        In 1984, The Mid-City National Bank of Chicago assumed from the Federal Deposit Insurance Corporation, in its capacity as receiver, approximately $29.3 million of deposit liabilities of the failed United of America Bank, Chicago, Illinois, in exchange for cash and certain other assets. The Mid-City National Bank of Chicago paid $1.65 million to the Federal Deposit Insurance Corporation for the right to assume these deposit liabilities, which were used in connection with the establishment of an additional branch location.

        In 1986, MidCity Financial acquired First National Bank of Elmhurst for $11.4 million in cash. At the time of the acquisition, First National Bank of Elmhurst had total assets of approximately $80 million.

        In 1988, E. M. Bakwin, Chairman and Chief Executive Officer of MidCity Financial, assumed from the Federal Deposit Insurance Corporation, in its capacity as receiver, approximately $180 million of deposit liabilities of the failed Union Bank and Trust Company of Oklahoma City in exchange for $10 million in capital and certain other assets. MidCity Financial provided the necessary capital in the form of non-voting stock. In September 1988, MidCity Financial purchased 100% of the voting stock of Union Bank and Trust Company from Mr. Bakwin and became the sole stockholder of Union Bank and Trust Company.

        In 1991, The Mid-City National Bank of Chicago assumed from the Resolution Trust Corporation, in its capacity as receiver, approximately $165 million of deposit liabilities of the failed Clyde Federal Savings Association in exchange for cash and certain other assets. The Mid-City National Bank of Chicago paid $11 million to the Resolution Trust Corporation for the right to assume these deposit liabilities. Six of the seven branch offices of Clyde Federal became branch offices of The Mid-City National Bank of Chicago.

        In 1992, Union Bank and Trust Company acquired First Western Savings and Loan Association for $5.89 million in cash. First Western's four offices became branch offices of Union Bank and Trust Company. At the time of the acquisition, First Western had deposits of approximately $130 million.

        In 1995, The Mid-City National Bank of Chicago acquired Peoples Federal Savings and Loan Association of Chicago for $6 million in cash. At the time of the acquisition, Peoples had total assets of approximately $30 million.

        In 1997, MidCity Financial expanded its presence in the southwest by acquiring Abrams Centre Bancshares, Inc., in Dallas, Texas, the parent company of Abrams Centre National Bank, for $12.5 million in cash. At the time of the acquisition, Abrams Centre National Bank had approximately $72 million in assets.

        In 1998, First National Bank of Morton Grove assumed the deposits and acquired certain assets of the Waukegan Road Branch of Republic Bank. For a premium for $1.5 million, First National Bank of Morton Grove assumed $18 million in deposit liabilities.

        In 1999, MidCity Financial acquired Damen Financial Corporation, Schaumburg, Illinois, the parent company of Damen National Bank, for $50 million in cash. Damen National Bank's three branch offices became branch offices of The Mid-City National Bank of Chicago. At the time of the acquisition, Damen Financial had approximately $220 million in assets.

        MidCity Financial currently owns five banks, located in Northern Illinois, Oklahoma City and Dallas, which have a combined 25 branch offices.

BUSINESS AREAS

        MidCity Financial concentrates its efforts on serving small and middle market business, such as manufacturers, wholesalers, and distributors in the Chicago, Oklahoma City and Dallas metropolitan areas. Through its acquisition program and careful selection of officers and employees, MidCity Financial attempts to position itself to take a leading role in filling this niche in the market. MidCity Financial offers traditional community bank services and products.

        COMMERCIAL BANKING. The commercial banking area focuses on serving privately owned companies, including manufacturers, wholesalers, distributors, home developers, real estate operators and investors as well as selected types of service companies. MidCity Financial provides a full set of credit, deposit, cash management and investment products to these companies. These products are specifically designed for small to medium sized businesses.

        MidCity Financial's strategy is to provide rapid service, customer access to decision-makers, flexible loan underwriting, modern, technologically advanced banking products and talented, experienced lending officers. The goal of MidCity Financial in the commercial banking area is to build a high quality, controlled risk loan portfolio that consistently grows in excess of average market growth.

        RETAIL BANKING. The target market for retail banking consists of consumers who live or work near MidCity Financial's offices. MidCity Financial offers a full set of consumer products to these individuals, including checking accounts, savings accounts, money market accounts, time deposits, secured and unsecured consumer loans, residential mortgage loans, home equity loans and a variety of fee for service products such as money orders and travelers checks. Internet banking launched in January 2001 on a newly redesigned website blending the MidCity Financial tradition of service with customer demand for convenience.

        WEALTH MANAGEMENT. Recognizing customer demand for one-stop financial management, MidCity Financial focused on its insurance services efforts in the third quarter of 2000. The first product, Payment Protection, a form of credit life and disability insurance, was introduced in MidCity Financial's Illinois-based banks during the fourth quarter of 2000. In order to expand market share, a product and service timeline has been implemented for 2001. MidCity Financial also stepped up its focus on Investment Centers during the second half of 2000 by placing licensed financial advisors at each bank and instituting employee referral training sessions and introduced comprehensive business and marketing plans for 2001. In addition, MidCity Financial continues to provide traditional trust services such as personal service agencies, personal investment advisories, employee benefit agencies and employee benefit investment advisories as well as corporate services and land trust services.

LENDING ACTIVITIES


        As of June 30, 2001, MidCity Financial's outstanding loans, net of allowance for loan losses, totaled $971.1 million, representing 53.23% of its total consolidated assets. MidCity Financial is primarily a business lender and a substantial portion of its loan portfolio consists of loans to businesses or for business purposes. Of the total loans outstanding as of June 30, 2001, commercial real estate and commercial loans represented 39.60% and 31.51% of the portfolio, while residential real estate comprised 26.46% and consumer and all other loans represented 2.43%. Virtually all of MidCity Financial's loans are made to businesses or individuals in the markets they serve in the Chicago, Oklahoma City and Dallas metropolitan areas.


        MidCity Financial's underwriting philosophy is to lend money to companies or individuals who have a record of success in their business or job, as demonstrated by sufficient cash flow on a historical basis to fully service their loans. Additionally, borrowers generally have a second source of repayment without having to liquidate loan collateral. The owners of business borrowers are normally required to personally guarantee commercial loans.

        The primary source of income for MidCity Financial is interest on loans. Net loans as a percentage of total assets increased to 51.8% as of December 31, 2000 from 43.2% at December 31, 1996. Total loans increased by $315.4 million during this period. The majority of the increase from 1996 to 1997 was due to the acquisition of Abrams Centre Bancshares, Inc. and its subsidiary, Abrams Centre National Bank, which had total loans of $32.3 million at the acquisition date. The majority of the increase from 1998 to 1999 resulted from the acquisition of Damen Financial Corporation, which had total loans of $117.0 million at the acquisition date.

        The following table sets forth MidCity Financial's loan portfolio in dollars and as a percentage of the portfolio at the dates indicated


                                                                             AT DECEMBER 31,
                                        --------------------------------------------------------------------------------------------
                    AT JUNE 30, 2001         2000               1999               1998               1997               1996
                  ------------------------------------------------------------------------------------------------------------------
                    AMOUNT   PERCENT   AMOUNT   PERCENT   AMOUNT   PERCENT   AMOUNT   PERCENT   AMOUNT   PERCENT   AMOUNT   PERCENT
                                                                (DOLLARS IN THOUSANDS)
 Commercial and
  industrial
  loans........... $310,161    31.51% $286,489    29.80% $270,233     28.12% $257,271    32.91% $217,597    31.62% $202,975   31.62%
 Real estate
  loans...........  650,255    66.06   644,943    67.10   653,163     67.97   474,393    60.68   413,351    60.07   376,934   58.72
 Consumer loans...   23,250     2.36    27,835     2.90    35,573      3.70    48,044     6.15    54,699     7.95    59,669    9.29
 Other loans......      654     0.07     1,962     0.20     2,056      0.21     2,048     0.26     2,475     0.36     2,388    0.37
                   --------  -------  --------  -------  --------   -------  --------  -------  --------  -------  --------  -------
 Gross loans......  984,320   100.00%  961,229   100.00%  961,025    100.00%  781,756   100.00%  688,122   100.00%  641,966  100.00%
                             =======            =======             =======            =======            =======            =======
 Less: unearned
  income, unamor-
  tized loan fees
  and costs.......     (809)            (1,042)            (1,146)             (1,602)              (937)            (1,627)
 Allowance for
  loan losses.....  (12,362)           (12,999)            (9,410)             (9,564)            (9,341)            (8,548)
                   --------           --------           --------            --------           --------           --------
 Net loans........ $971,149           $947,188           $950,469            $770,590           $677,844           $631,791
                   ========           ========           ========            ========           ========           ========


        COMMERCIAL LENDING. MidCity Financial makes commercial loans to small and middle market businesses. The borrowers tend to be privately owned and are generally manufacturers, wholesalers, distributors and selected types of service providers. The loan products offered are primarily working capital loans and lines of credit. These general product classifications include accounts receivable and inventory financing, equipment loans and business acquisition loans. MidCity Financial also offers financial, performance and commercial letters of credit. Most commercial loans are short term in nature, being one year or less, with a maximum term of five years.

        MidCity Financial's lines of credit are typically secured, established for one year and are subject to renewal upon satisfactory review of the borrower's financial statements and credit history. Secured short-term commercial business loans are usually collateralized by accounts receivable, equipment or real estate. The owners of the business typically personally guarantee such loans. Interest rates tend to be at or above the prime rate, although there has been considerable recent pressure to make loans at a spread above the London Interbank Offered Rate, commonly referred to as "LIBOR."

        REAL ESTATE LENDING. MidCity Financial originates commercial real estate mortgage loans that are generally secured by one or more of the following kinds of properties: multi-unit real estate; owner and non-owner occupied commercial and industrial property, as well as residential property for development. MidCity Financial's commercial mortgage loans are generally made at fixed rates, although some float with the prime rate. Terms of up to fifteen years are offered on fully amortizing loans, but most loans are structured with a balloon payment at maturity of ten years or less. In making the decision as to whether to make a commercial real estate loan, MidCity Financial considers the qualifications of the borrower as well as the value of the underlying property. Some factors considered are the net operating income of the mortgaged property before debt service and depreciation, the debt service ratio (the net ratio of the property's net cash flow to debt service requirements), the ratio of the loan amount to the appraised value and the creditworthiness of the prospective borrower.

        MidCity Financial also originates residential real estate loans secured by first and second mortgages on single family real estate. Terms for first mortgages range from fifteen years to thirty years. Terms for second mortgages range from thirty-six months to fifteen years. In making the decision as to whether to make a residential real estate loan, MidCity Financial considers the qualifications of the borrower as well as the value of the underlying property.

        Real estate loans increased by $178.8 million from December 31,1998 to December 31,1999. This increase was primarily attributable to the acquisition of Damen Financial Corporation, which had a $110.0 million portfolio of residential mortgages.

        CONSUMER LENDING. MidCity Financial originates consumer loans secured by new and used automobiles as well as various other types of collateral. Terms on automobile loans range from 36 to 60 months. Check credit is also offered as well as Visa cards issued through Elan Financial Services. Elan is not affiliated with MidCity Financial.

        LOAN APPROVAL POLICY. Generally, each lending officer may approve a loan within a specified limit, the maximum of which is $1.0 million. Loans in excess of $1.0 million but less than $6.0 million must be approved by the Executive Loan Committee, and loans in excess of $6.0 million must be approved by the lending bank's board of directors.


        LOAN MATURITIES. The following table sets forth the maturities of MidCity Financial's loan portfolio at June 30, 2001. Loans are classified according to sensitivity to changes in interest rates.



                             DUE IN ONE YEAR OR       DUE AFTER ONE YEAR
                                    LESS              THROUGH FIVE YEARS       DUE AFTER FIVE YEARS
                            -----------------------  -----------------------  -----------------------
                                          FLOATING                 FLOATING                 FLOATING
                                FIXED       RATE        FIXED        RATE        FIXED        RATE        TOTAL
                            -----------  ----------  ----------  -----------  ----------  -----------  -----------
                                                                (IN THOUSANDS)
Commercial and industrial
 loans.....................     $116,194    $127,358     $ 52,799    $ 10,105      $ 3,705      $  ---    $310,161
Real estate loans..........      118,353     194,277      238,787      29,042       65,540       4,256     650,255
Consumer loans.............       14,281          53        8,907         ---            9         ---      23,250
Other loans................          654         ---          ---         ---          ---         ---         654
                                --------    --------     --------     -------      -------      ------    --------
Total......................     $249,482    $321,688     $300,493     $39,147      $69,254      $4,256    $984,320
                                ========    ========     ========     =======      =======      ======    ========


INVESTMENT SECURITIES

        MidCity Financial maintains an investment portfolio consisting primarily of securities of the U.S. Treasury and agencies of, and corporations sponsored by, the U.S. Government, as well as obligations of state and political subdivisions, mortgage backed securities, corporate and equity securities. The investment portfolio is managed to maximize yield over the long term in a manner that is consistent with liquidity needs, pledging requirements, asset/liability strategies and safety/soundness concerns. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of MidCity Financial Corporation--Asset and Liability Management" and "-- Liquidity."

        The following table sets forth as of the dates indicated the amortized cost and fair value of MidCity Financial's investment portfolio by accounting classification category and type of security.


                                                                                   AT DECEMBER 31,
                                                           -----------------------------------------------------------------
                                      AT JUNE 30, 2001             2000                  1999                  1998
                                    ---------------------  ---------------------  --------------------  --------------------
                                    AMORTIZED     FAIR     AMORTIZED     FAIR     AMORTIZED     FAIR    AMORTIZED     FAIR
                                       COST       VALUE      COST        VALUE      COST       VALUE      COST       VALUE
                                    ----------  ---------  ----------  ---------  ---------  ---------  ---------  ---------
                                                                         (IN THOUSANDS)
AVAILABLE-FOR-SALE:
U.S. Treasury securities...........   $ 26,583   $ 26,772     $10,039   $ 10,063   $  8,859    $ 8,762   $ 17,930   $ 18,027
U.S. Government agency securities..    340,357    344,827      19,667     19,855      7,197      6,974      2,215      2,225
Obligations of states and political     88,274     89,738         ---        ---        ---        ---        ---        ---
 subdivisions......................
Mortgage-backed securities.........    216,299    218,244       7,398      7,295     11,251     10,886     13,279     13,258
Corporate securities...............     27,071     27,785       1,028      1,028        ---        ---        ---        ---
Equity securities..................     10,249     12,270      10,071     11,541      9,151     10,340      4,017      5,363
                                      --------   --------     -------   --------   --------    -------   --------   --------
Total available-for-sale...........   $708,833   $719,636     $48,203   $ 49,782   $ 36,458   $ 36,962   $ 37,441   $ 38,873
                                      ========   ========     =======   ========   ========   ========   ========   ========

HELD-TO-MATURITY:
U.S. Treasury securities...........   $    ---   $    ---     $13,993   $ 14,023   $ 67,085   $ 67,036   $128,571   $130,222
U.S. Government agency securities..        ---        ---     269,091    271,306    157,624    153,916    159,436    160,334
Obligations of states and political        ---        ---      91,626     91,980     95,647     94,560
 subdivisions......................                                                                        83,650     85,059
Mortgage-backed securities.........        ---        ---     254,848    253,832    317,988    309,294    292,264    291,828
Corporate securities...............        ---        ---      30,753     30,838     36,351     36,249     44,905     45,945
                                      --------   --------     -------   --------   --------   --------   --------   --------
Total held-to-maturity.............   $    ---   $    ---    $660,311   $661,979   $674,695   $661,055   $708,826   $713,388
                                      ========   ========    ========   ========   ========   ========   ========   ========



        U.S. Treasury securities consist of fixed rate securities with maturities of less than two years. U.S. Government agency securities generally consist of fixed rate securities with maturities of less than five years. Obligations of states and political subdivisions consist of investment grade and local non-rated issues with maturities of less than five years. The average life of the mortgage-backed portfolio was 3.4 years at June 30, 2001. Corporate securities consist of investment grade bonds with maturities of less than three years.



        Equity securities consist of Federal Reserve Bank stock, Federal Home Loan Bank stock and other securities. At June 30, 2001, MidCity Financial held $1.8 million in Federal Reserve Bank stock and $5.0 million in Federal Home Loan Bank stock, as required by law.



        There are no securities of any single issuer, other than the U.S. Treasury or U.S. Government agencies and U.S. Government-sponsored corporations, which had a book value in excess of 10% of MidCity Financial's stockholders' equity at June 30, 2001.

        The following table sets forth certain information regarding contractual maturities and the weighted average yields of MidCity Financial's securities portfolio at June 30, 2001.



                       DUE IN ONE YEAR OR    DUE AFTER ONE YEAR   DUE AFTER FIVE YEARS
                              LESS           THROUGH FIVE YEARS     THROUGH TEN YEARS    DUE AFTER TEN YEARS           TOTAL
                   ----------------------- -------------------- ---------------------- ---------------------- ----------------------
                                 WEIGHTED              WEIGHTED               WEIGHTED             WEIGHTED                WEIGHTED
                     AMORTIZED    AVERAGE  AMORTIZED   AVERAGE   AMORTIZED    AVERAGE   AMORTIZED  AVERAGE    AMORTIZED    AVERAGE
                        COST       RATE       COST      RATE       COST       RATE       COST       RATE        COST       RATE
                   ------------ ---------- ---------- --------- ----------- ---------- ---------- ----------- ---------- ---------
                                                      (DOLLARS IN THOUSANDS)
U.S. Treasury
 securities........     $22,017       5.75%    $ 4,566      4.84%     $  ---        --%     $  ---         --%   $ 26,583     5.68%
U.S. Government
 agency securities.      63,108       6.53     277,249      5.94         ---        ---        ---         ---    340,357     6.05
Obligations of
 states and
 political
 subdivisions......      20,564        6.49     67,710       6.42        ---        ---        ---         ---     88,274     6.43
Mortgage-backed
 securities........      81,426        6.51    114,662       6.45     14,401       6.92      5,810        7.13    216,299     6.52
Corporate
 securities........      11,226        6.46     15,845       6.45        ---        ---        ---         ---     27,071     6.45
                       --------               --------               -------                ------               --------
                       $198,341               $480,032               $14,401                $5,810               $698,584
                                              ========               =======                ======
Equity securities..      10,249                                                                                    10,249
                       --------                                                                                  --------
                       $208,590                                                                                  $708,833
                       ========                                                                                  ========


SOURCES OF FUNDS

        GENERAL. Deposits, long-term and short-term borrowings, loan and investment security repayments and prepayments, proceeds from the sale of securities and cash flows generated from operations are the primary sources of MidCity Financial's funding for lending, investing, and other general purposes.

        Loan repayments are a relatively predictable source of funds except during periods of significant interest rate declines, while deposit flows tend to fluctuate with prevailing interest rates, money market conditions, general economic conditions and competition.

        DEPOSITS. MidCity Financial offers a variety of deposit accounts with a range of interest rates and terms. MidCity Financial's core deposits consist of savings accounts, demand deposits, NOW accounts, money market accounts and non-public certificates of deposit. These deposits, along with public fund deposits and long-term and short-term borrowings, are used to support MidCity Financial's asset base. Most of MidCity Financial's deposits are obtained from the geographic areas which surround each of its banking offices. MidCity Financial relies primarily on customer service and long standing relationships with customers to attract and retain deposits; however, market interest rates and rates that are offered by competing financial institutions significantly affect MidCity Financial's ability to attract and retain deposits.


        BORROWINGS. MidCity Financial has access to a variety of borrowing sources to support its asset base. These sources include federal funds purchased and Federal Home Loan Bank advances. The Federal Home Loan Bank advances were acquired in the July 1, 1999 Damen Financial Corporation acquisition. While MidCity Financial has the liquidity to pay off these instruments, it has not done so due to the substantial prepayment penalties that would be incurred. MidCity Financial also offers a deposit account that sweeps balances in excess of an agreed upon target amount into overnight repurchase agreements. As business customers have become more sophisticated in managing their daily cash position, demand for the sweep product has increased and balances have grown from $23.5 million at December 31, 1999 to $30.1 million at December 31, 2000 to $38.7 million at June 30, 2001.

        The following table sets forth certain information regarding the MidCity Financial's borrowings for the periods indicated.


                                                        FOR THE SIX
                                                           MONTHS
                                                            ENDED    FOR THE YEAR ENDED DECEMBER 31,
                                                          JUNE 30,  ---------------------------------
                                                             2001        2000       1999       1998
                                                         ----------     ------     ------     ------
                                                                    (DOLLARS IN THOUSANDS)
FEDERAL FUNDS PURCHASED:
Average balance outstanding                                  $   514    $ 5,550    $10,583    $ 2,745
Maximum outstanding at any month-end  during the period        3,500     31,500     25,225     29,500
Balance outstanding at the end of period                       3,500      5,100      3,700        ---
Weighted average interest rate during the period                4.56%      6.57%      5.34%      5.20%
Weighted average interest rate at end of period                 4.14       6.25       5.25        ---
SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE:
Average balance outstanding                                  $34,340    $27,697    $17,053    $ 9,376
Maximum outstanding at any month-end  during the period       38,766     30,087     23,454     15,915
Balance outstanding at the end of period                      38,692     30,087     23,454     15,858
Weighted average interest rate during the period                5.01%      5.15%      4.61%      5.10%
Weighted average interest rate at end of period                 4.40       5.47       4.71       4.79
FEDERAL HOME LOAN BANK ADVANCES:
Average balance outstanding                                  $19,691    $27,697    $24,168 $      ---
Maximum outstanding at any month-end  during the period       21,000     34,000     54,500        ---
Balance outstanding at the end of period                      17,000     22,000     35,000        ---
Weighted average interest rate during the period                6.11%      6.29%      6.00%       ---
Weighted average interest rate at end of period                 5.95       6.21       6.14        ---


        The following table sets forth the distribution of MidCity Financial's average deposit accounts for the periods indicated.


                                                                          YEAR ENDED DECEMBER 31,
                                 SIX MONTHS ENDED       --------------------------------------------------------------------
                                   JUNE 30, 2001             2000                    1999                    1998
                                --------------------    --------------------    --------------------    --------------------
                                 AMOUNT      PERCENT      AMOUNT     PERCENT      AMOUNT     PERCENT      AMOUNT     PERCENT
                                ----------   -------    ----------   -------    ----------   -------    ----------   -------
                                                                   (DOLLARS IN THOUSANDS)
Demand deposit - non-interest
 bearing                         $ 257,575     16.50%    $ 273,715     17.72%    $ 274,702     18.27%    $ 261,222     18.66%
NOW accounts                        99,710      6.39        99,625      6.45       102,316      6.80        98,200      7.02
Money market deposit accounts      270,422     17.31       270,278     17.50       265,665     17.67       224,341     16.03
Savings deposits                   193,583     12.40       213,917     13.85       239,155     15.91       196,748     14.06
Time deposits                      740,105     47.40       686,788     44.48       621,789     41.35       619,151     44.23
                                ----------    ------    ----------    ------    ----------    ------    ----------    ------
Total deposits                  $1,561,395    100.00%   $1,544,323    100.00%   $1,503,627    100.00%   $1,399,662    100.00%
                                ==========    ======    ==========    ======    ==========    ======    ==========    ======

        The following table sets for the maturities of certificates of deposits and other time deposits $100,000 and over at June 30, 2001.



                                                           AT JUNE 30, 2001
                                                           ----------------
                                                             (IN THOUSANDS)
  Certificates of deposit $100,000 and over:

    Maturing within three months........................           $130,716

    After three but within six months...................             38,922

    After six but within twelve months..................             49,278

    After twelve months.................................              8,017
                                                                  ---------

Total certificates of deposit $100,000 and over.........          $ 226,933
                                                                  =========
Other time deposits $100,000 and over:

     Maturing within three months.......................          $   4,650

     After three but within six months..................              3,655

     After six but within twelve months.................              6,040

     After twelve months................................              4,907
                                                                 ----------

Total other time deposits $100,000 and over.............          $  19,252
                                                                 ==========


COMPETITION

        Vigorous competition exists in the major markets areas in which MidCity Financial and its subsidiary banks operate. Competition includes not only commercial banks but also other financial institutions, including savings and loan associations and credit unions, money market and other mutual funds, mortgage companies, leasing and finance companies and a variety of financial services and advisory companies.

LEGAL PROCEEDINGS

        MidCity Financial and its subsidiaries are involved from time to time as plaintiff or defendant in various legal actions arising in the normal course of business. While the ultimate outcome of pending proceedings cannot be predicted with certainty, it is the opinion of MidCity Financial's management, after consultation with counsel representing MidCity Financial and its subsidiaries in these proceedings, that the resolution of these proceedings should not have a material adverse effect on MidCity Financial's consolidated financial condition or results of operations.

PERSONNEL


        As of June 30, 2001, MidCity Financial had 356 full-time employees and 142 part-time employees. The employees are not represented by a collective bargaining unit, and MidCity Financial considers its relationship with its employees to be good.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF MIDCITY FINANCIAL CORPORATION


         THE FOLLOWING DISCUSSION AND ANALYSIS IS INTENDED TO REVIEW THE SIGNIFICANT FACTORS AFFECTING THE FINANCIAL CONDITION OF MIDCITY FINANCIAL AS OF JUNE 30, 2001 AND DECEMBER 31, 2000 AND 1999 AND RESULTS OF OPERATIONS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2001 AND 2000 AND EACH OF THE YEARS IN THE THREE-YEAR PERIOD ENDED DECEMBER 31, 2000. ON JULY 1, 1999, MIDCITY FINANCIAL ACQUIRED DAMEN FINANCIAL CORPORATION FOR $50.5 MILLION IN CASH. THIS TRANSACTION IMPACTS THE COMPARATIVE INFORMATION PRESENTED BELOW. THIS DISCUSSION SHOULD BE READ IN CONJUNCTION WITH THE "SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA OF MIDCITY FINANCIAL CORPORATION," "BUSINESS OF MIDCITY FINANCIAL CORPORATION" AND THE CONSOLIDATED FINANCIAL STATEMENTS OF MIDCITY FINANCIAL CORPORATION AND RELATED NOTES INCLUDED IN THIS JOINT PROXY STATEMENT-PROSPECTUS.

GENERAL

         The profitability of MidCity Financial's operations depends primarily on its net interest income, which is the difference between total interest earned on interest earning assets and total interest paid on interest bearing liabilities. MidCity Financial's net income is affected by its provision for loan losses as well as non-interest income and other non-interest expenses. Non-interest income consists of service fees, net gains (losses) on the sale of securities available for sale and other operating income. Other non-interest expenses include salaries and employee benefits along with occupancy and equipment expenses, amortization expense and other operating expenses.

         The amount of net interest income is affected by changes in the volume and mix of earning assets, the level of interest rates earned, the volume and mix of interest bearing liabilities and the level of interest rates paid. The provision for loan losses is dependent on changes in the loan portfolio and management's assessment of the portfolio's collectibility as well as economic and market conditions. Other non-interest income and other non- interest expenses are impacted by growth of operations and growth in the number of accounts through both acquisitions and core banking business growth. Growth in operations affects other expenses as a result of additional employees, branch facilities and promotional marketing expenses. Growth in the number of accounts affects other income including service fees as well as other expenses such as computer services, supplies, postage, telephone and other miscellaneous expenses.

ANALYSIS OF NET INTEREST INCOME

         INTEREST EARNING ASSETS AND INTEREST BEARING LIABILITIES. The following tables set forth the average daily balances, income from interest earning assets, expenses of interest bearing liabilities, their associated annualized yields or interest rates and net interest income, as well as interest rate spread and net annualized yield on interest earning assets for the periods presented.


                                                                 SIX MONTHS ENDED JUNE 30,
                                             ---------------------------------------------------------------------
                                                          2001                                  2000
                                             --------------------------------    ---------------------------------
                                              AVERAGE                  YIELD/     AVERAGE                   YIELD/
                                              BALANCE      INTEREST     RATE      BALANCE     INTEREST       RATE
                                             ----------   ----------   ------    ----------   ---------    -------
                                                                  (DOLLARS IN THOUSANDS)
INTEREST EARNING ASSETS
Loans (1)(2)(3)..........................    $  952,213   $   38,514     8.16%   $  951,615     $39,219      8.29%
Investment Securities:
  Taxable................................       620,765       19,144     6.22       604,618      18,918      6.29
  Exempt from federal income taxes(3)....        89,443        2,788     6.29        93,008       2,915      6.30
Due from banks...........................         8,325          220     5.34         1,904          69      7.31
Federal funds sold.......................        45,969        1,143     5.01        16,855         500      5.97
                                             ----------   ----------   ------    ----------   ---------    ------
      Total interest earning assets......     1,716,715       61,809     7.26%    1,668,000      61,621      7.43%
Non interest earning assets..............       107,560   ----------   ------       115,828   ---------    ------
                                             ----------                          ----------

      Total assets.......................    $1,824,275                          $1,783,828
                                             ==========                          ==========

INTEREST BEARING LIABILITIES
Deposits:
    NOW and money market.................    $  370,132   $    5,462     2.98%   $  372,237   $   6,855      3.70%
    Savings..............................       193,583        1,727     1.80       231,185       2,963      2.58
    Time.................................       740,105       21,353     5.82       656,205      17,618      5.40
Short-term borrowed funds................        34,854          864     5.00        28,543         739      5.21
Federal Home Loan Bank advances..........        19,691          596     6.11        30,484         949      6.26
                                             ----------   ----------   ------    ----------   ---------    ------
      Total interest bearing liabilities.     1,358,365       30,002     4.45%    1,318,654      29,124      4.44%
                                                          ----------   ------                 ---------    ------
Noninterest bearing deposits.............       257,575                             273,202
Other non interest bearing liabilities...        13,715                              13,512
Stockholders' equity.....................       194,620                             178,460
                                             ----------                          ----------

    Total liabilities and Stockholders'
     equity .............................    $1,824,275                          $1,783,828
                                             ==========                          ==========

    Net interest income/interest
     rate spread(4)......................                 $   31,807     2.81%                $  32,497      2.99%
    Net interest margin(5)...............                                3.74%                               3.92%


-------------

(1)     Nonaccrual loans are included in average loans.
(2) Interest income includes loan origination fees of $624,000 and $424,000 for the six months ended June 30, 2001 and 2000, respectively.
(3) Non-taxable interest income is presented on a fully tax equivalent basis assuming a 35% tax rate.
(4) Interest rate spread represents the difference between the average yield on interest earning assets and the average cost of interest bearing liabilities.
(5) Net interest margin represents net interest income as a percentage of average interest earning assets.

                                                                     YEAR ENDED DECEMBER 31,
                               ----------------------------------------------------------------------------------------------------
                                             2000                             1999                              1998
                               -------------------------------- ---------------------------------  --------------------------------
                                 AVERAGE                 YIELD/    AVERAGE                YIELD/     AVERAGE                YIELD/
                                 BALANCE     INTEREST     RATE     BALANCE    INTEREST     RATE      BALANCE    INTEREST     RATE
                               ------------  ---------  -------   ----------  ---------  --------  ----------  ----------  --------
                                                                     (DOLLARS IN THOUSANDS)
INTEREST EARNING ASSETS
Loans (1)(2)(3)............... $    949,636  $  79,665     8.39%  $  872,995  $  70,454      8.07% $  716,903  $   60,621     8.46%
Investment Securities:
  Taxable.....................      614,382     38,826     6.32      658,606     39,880      6.06     662,757      41,600     6.28
  Exempt from federal income
   taxes(3)...................       92,380      5,867     6.35       90,871      5,813      6.40      90,335       5,756     6.37
Due from banks................        2,202        150     6.81        1,744         64      3.66         395          21     5.23
Federal funds sold............                   1,588     6.32                              5.09                   1,310     5.43
                                     25,116                           13,630        694                24,130
                               ------------  ---------  -------   ----------  ---------  --------  ----------  ----------  --------
      Total interest earning
       assets.................    1,683,716    126,096     7.49%   1,637,846    116,905      7.14%  1,494,520     109,308     7.31%
                                             ---------  -------               ---------  --------              ----------  --------
 Non interest earning assets..      113,800                          100,824                           92,708
                               ------------                       ----------                       ----------
      Total assets............ $  1,797,516                       $1,738,670                       $1,587,228
                               ============                       ==========                       ==========
INTEREST BEARING LIABILITIES
Deposits:
    NOW and money market......    $ 369,902  $  14,155     3.83%  $  367,993   $ 11,841      3.22%  $ 322,541     $10,260     3.18%
    Savings...................      213,917      5,185     2.42      239,155      6,509      2.72     196,748       5,279     2.68
    Time......................      686,788     39,033     5.68      621,791     31,214      5.02     619,151      33,327     5.38
Short-term borrowed funds.....       30,908      1,670     5.40       27,635      1,350      4.89      12,121         622     5.13
Federal Home Loan Bank
 advances.....................       27,697      1,743     6.29       24,168      1,449      6.00         ---         ---      ---
                               ------------  ---------  -------   ----------  ---------  --------  ----------  ----------  --------
      Total interest bearing
       liabilities............    1,329,212     61,786     4.65%   1,280,742     52,363      4.09%  1,150,561      49,488     4.30%
                                             ---------  -------               ---------  --------              ----------  --------
Noninterest bearing deposits..      273,715                          274,690                          261,222
Other non interest bearing
 liabilities..................       15,029                           14,238                           15,151
Stockholders' equity..........      179,560                          169,000                          160,294
                                -----------                       ----------                       ----------
    Total liabilities and
     Stockholders' equity.....  $ 1,797,516                       $1,738,670                       $1,587,228
                                ===========                       ==========                       ==========
    Net interest income/interest
     rate spread(4)...........               $  64,310     2.84%              $  64,542      3.05%             $   59,820     3.01%
    Net interest margin(5)....                             3.82%                             3.94%                            4.00%

--------------
(1)     Nonaccrual loans are included in average loans.
(2) Interest income includes loan origination fees of $905,000, $1,111,000 and $1,121,000 for the years ended December 31, 2000, 1999 and 1998, respectively.
(3) Non-taxable interest income is presented on a fully tax equivalent basis assuming a 35% tax rate.
(4) Interest rate spread represents the difference between the average yield on interest earning assets and the average cost of interest bearing liabilities.
(5) Net interest margin represents net interest income as a percentage of average interest earning assets.

         RATE - VOLUME ANALYSIS. The following tables set forth the extent to which changes in interest rates and changes in volumes of interest earning assets and interest bearing liabilities have historically affected MidCity Financial's interest income and interest expense for the periods presented. Information is provided on changes in each category attributable to (i) changes due to volume (changes in volume multiplied by prior period rate); (ii) changes due to rate (changes in rate multiplied by current period volume); and (iii) total changes. The combined rate and volume variances have been allocated to each category based upon the ratio of absolute changes in each.


                                                               SIX MONTHS ENDED
                                                                JUNE 30, 2001
                                                                 COMPARED TO
                                                               SIX MONTHS ENDED
                                                                JUNE 30, 2000
                                                       ----------------------------------
                                                         CHANGE      CHANGE
                                                         DUE TO      DUE TO      TOTAL
                                                         VOLUME       RATE       CHANGE
                                                       ----------  ----------  ---------
                                                                 (IN THOUSANDS)
INTEREST EARNING ASSETS
Loans(1) ............................................. $      20   $    (725)  $   (705)
Investment securities:
  Taxable ............................................       462        (236)       226
  Exempt from federal income taxes(1) ................      (119)         (8)      (127)
Due from banks .......................................       170         (19)       151

Federal funds sold ...................................       723         (80)       643
                                                       ----------  ----------  ---------
      Total (decrease) increase in interest income ...     1,256      (1,068)       188
                                                       ----------  ----------  ---------
INTEREST BEARING LIABILITIES
Deposits:
    NOW and money market .............................        23       1,370      1,393
    Savings deposits .................................       338         898      1,236
    Time deposits ....................................    (2,391)     (1,345)    (3,736)
Short-term borrowed funds ............................      (154)         30       (124)
Federal Home Loan Bank advances ......................       330          23        353
                                                       ----------  ----------  ---------
      Total decrease (increase) in interest expense       (1,854)        976       (878)
                                                       ----------  ----------  ---------
      (Decrease) in net interest income .............. $    (598)  $     (92)  $   (690)
                                                       ==========  ==========  =========


-------------
(1) Non-taxable investment income is presented on a fully tax equivalent basis assuming a 35% tax rate.

                                                         YEAR ENDED DECEMBER 31,
                                       ----------------------------------------------------------------
                                            2000 COMPARED TO 1999            1999 COMPARED TO 1998
                                       -------------------------------   ------------------------------
                                        CHANGE     CHANGE                 CHANGE     CHANGE
                                        DUE TO     DUE TO     TOTAL       DUE TO     DUE TO     TOTAL
                                        VOLUME      RATE      CHANGE      VOLUME      RATE      CHANGE
                                       --------   --------   ---------   --------   --------   --------
                                                             (In thousands)
INTEREST EARNING ASSETS
Loans(1)..........................      $ 6,429    $ 2,782   $   9,211   $ 12,597    $(2,764)  $  9,833
Investment securities:
  Taxable.........................       (2,795)     1,741      (1,054)      (251)    (1,469)    (1,720)
  Exempt from federal income taxes(1)        96        (42)         54         34         23         57
Deposits in banks................            31         55          86         49         (6)        43
Federal funds sold................          726        168         894       (534)       (82)      (616)
                                       --------   --------   ---------   --------   --------   --------
  Total increase (decrease) in
    interest income                       4,487      4,704       9,191     11,895     (4,298)     7,597
                                       --------   --------   ---------   --------   --------   --------



                                      113

INTEREST BEARING LIABILITIES
Deposits:
  NOW and money market............          (73)    (2,241)     (2,314)    (1,463)      (118)    (1,581)
  Savings.........................          612        712       1,324     (1,154)       (76)    (1,230)
  Time............................       (3,694)    (4,125)     (7,819)      (133)     2,246      2,113
Short-term borrowed funds.........         (177)      (143)       (320)      (758)        30       (728)
Federal Home Loan Bank advances...         (222)       (72)       (294)    (1,449)       ---     (1,449)
                                       --------   --------   ---------   --------   --------   --------
  Total (increase) decrease in
    interest income                      (3,554)    (5,869)     (9,423)    (4,957)     2,082     (2,875)
                                       --------   --------   ---------   --------   --------   --------
   Decrease in net interest income     $    933   $ (1,165)  $    (232)  $  6,938   $ (2,216)  $  4,722
                                       ========   ========   =========   ========   ========   ========


-----------------
(1) Non-taxable investment income is presented on a fully tax equivalent basis assuming a 35% tax rate.


COMPARISON OF RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED JUNE 30, 2001 AND 2000



         GENERAL. Net income for the three months ended June 30, 2001 was $4.3 million, a $367,000, or 9.39%, increase from net income of $3.9 million for the same period in 2000. Key ratios also improved, with return on average assets increasing six basis points from 0.88% for the three months ended June 30, 2000 to 0.94% for the three months ended June 30, 2001, and return on average equity growing by four basis points from 8.68% for the three months ended June 30, 2000 to 8.72% for the three months ended June 30, 2001.



         NET INTEREST INCOME. Net interest income was $15.7 million for the three months ended June 30, 2001 which equaled net interest income for the three months ended June 30, 2000. Offsetting declines in both interest income and interest expense resulted from a lower rate environment in the second quarter of 2001 compared to the same period in 2000.



         PROVISION FOR LOAN LOSSES. The provision for loan losses was $610,000 for the three months ended June 30, 2001, a decline of $659,000 from the same period in 2000 due to the expectation in 2000 of an increase in charge- offs as a result of deterioration in a number of large commercial real estate loans.



         NON-INTEREST INCOME. Non-interest income increased by $1.1 million, or 45.66%, to $3.5 million for the three months ended June 30, 2001, compared to $2.4 million for the same period in 2000. The increase is primarily attributable to $633,000 in gains realized on the sale of available for sale securities during the second quarter of 2001. Other operating income increased by $444,000 due to higher commissions on investment securities sold to customers, during the 2001 period.



         NON-INTEREST EXPENSE. Non-interest expense increased $90,000, or
0.75%, to $12.1 million in the three-month period ended June 30, 2001 from $12.0 million for the comparable 2000 period. The increase was primarily attributable to higher salary and employee benefit expenses within MidCity Financial's growing Trust and Wealth Management Division. The increase in salary and employee benefit expenses was offset by a decline in other operating expenses due to expenses incurred during the second quarter of 2000 related to strategic initiatives MidCity Financial was exploring.




          INCOME TAXES. MidCity Financial recorded income tax expense of $2.2 million for the three months ended June 30, 2001, compared to $861,000 for the comparable 2000 period. The increase reflects a $1.7 million increase in income before taxes in 2001. The effective tax rate increased to 33.6% for the three months ended June 30, 2001 from 18.1% for the three-month period ended June 30, 2000. The increase in the effective rate in 2001 was due to the reversal of a portion of valuation reserves on state tax net operating loss carryforwards during 2000.



COMPARISON OF RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2001 AND 2000



           GENERAL. Net income for the six months ended June 30, 2001 was $8.6 million, a $812,000, or 10.39%, increase from net income of $7.8 million for the same period in 2000. Key ratios also improved, with return on average assets increasing 11 basis points from 0.85% for the six months ended June 30, 2000 to 0.96% for the six months ended June 30, 2001, and return on average equity growing by 46 basis points from 8.50% for the six months ended June 30, 2000 to 8.96% for the six months ended June 30, 2001.



          NET INTEREST INCOME. Net interest income decreased $648,000, or 2.06%, to $30.8 million for the six-month period ended June 30, 2001, from $31.5 million in the comparable 2000 period. The decline in net interest income resulted from a $878,000, or 3.01%, increase in interest expense which was partially offset by a $230,000, or 0.04%, increase in interest income. Interest income rose primarily due to a $48.7 million, or 2.92%, increase in average earning assets, while interest expense grew as average total interest bearing liabilities increased by $39.7 million, or 3.01%, and their cost increased by one basis point to 4.45%. The growth in average earning assets occurred primarily in average federal funds sold, which increased by $29.1 million, or 173.73%, to $46.0 million. The increase in average interest bearing liabilities resulted from a $83.9 million, or 12.79%, increase in average time deposits, which was partially offset by a $37.6 million, or 16.26%, decline in average savings deposits as depositors repositioned their funds into higher yielding time deposit products. MidCity Financial's net interest margin expressed on a fully tax-equivalent basis for the six month period ended June 30, 2001 of 3.74% represents an 18 basis point decline from 3.92% in the comparable period in 2000.



          PROVISION FOR LOAN LOSSES. The provision for loan losses was $620,000 for the first six months of 2001, a decline of $1.9 million from the same period in 2000 due to the expectation in 2000 of an increase in charge-offs as a result of deterioration in a number of large commercial real estate loans. The allowance for loan losses represented 1.26% of total loans at June 30, 2001 compared to 1.29% of total loans at June 30, 2000. Management believes the allowance for loan losses is adequate to cover probable loan losses within the loan portfolio during the six months ended June 30, 2001 and 2000.



          NON-INTEREST INCOME. Non-interest income increased by $2.0 million, or 40.53%, to $6.9 million for the six months ended June 30, 2001, compared to $4.9 million for the same period in 2000. The increase is primarily attributable to $1.5 million in gains realized on the sale of available for sale securities during the 2001 period. Other operating income increased by $459,000 due to higher commissions on investment securities sold to customers during the 2001 period.



          NON-INTEREST EXPENSE. Non-interest expense declined $304,000, or 1.25%, to $24.0 million in the six month period ended June 30, 2001 from $24.3 million for the comparable period in 2000. The decrease is primarily due to expenses incurred during the first six months of 2000 related to strategic initiatives MidCity Financial was exploring.



          INCOME TAXES. MidCity Financial's recorded income tax expense of $4.5 million for the six months ended June 30, 2001, compared to $1.7 million for the comparable 2000 period. The increase reflects a $3.6 million increase in income before taxes in 2001. The effective tax rate increased to 34.1% for the six-months ended June 30, 2001 from 18.0% for the six-month period ended June 30, 2000. The increase in the effective rate in 2001 was due to the reversal of a portion of valuation reserves on state tax net operating loss carryforwards in 2000.


COMPARISON OF RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2000 AND
1999

        GENERAL. MidCity Financial's net income was $15.3 million for the year ended December 31, 2000, a decrease of $3.1 million, or 16.63%, compared to net income of $18.4 million for the year ended December 31, 1999. Key ratios also declined, with return on average assets decreasing from 1.06% for 1999 to .85% for 2000 and return on average equity declining from 10.90% for 1999 to 8.55% for 2000.

        NET INTEREST INCOME. Net interest income decreased $185,000, or .30%, to $62.1 million for the year ended December 31, 2000, from $62.3 million for 1999. The slight decline in net interest income resulted from a $9.2 million, or 8.06%, increase in interest income that was offset by a $9.4 million, or 18.00%, increase in interest expense. Interest income rose as average earning assets increased by $45.9 million, or 2.80%, and their fully taxable equivalent yield increased by thirty-five basis points to 7.49%. Interest expense grew as average total interest bearing liabilities increased by $48.5 million, or 3.78%, and their cost increased by fifty-seven basis points to 4.65%. The growth in average earning assets occurred primarily in average loans, which increased by $76.6 million, or 8.78% to $949.6 million, reflecting the July 1, 1999 acquisition of Damen Financial Corporation. The increase in average interest bearing liabilities resulted from a $65.0 million, or 10.45%, increase in average time deposits, reflecting the Damen acquisition and depositors' repositioning of their funds into higher yielding time deposit products. MidCity Financial's net interest margin expressed on a fully tax-equivalent basis for the year ended December 31, 2000 of 3.82% represents thirteen basis point decline from 3.95% for 1999.

        PROVISION FOR LOAN LOSSES. The provision for loan losses increased $3.7 million to $5.1 million for the year ended December 31, 2000 from $1.4 million for the year ended December 31, 1999 due to an increase in non-performing loans and charge-offs on a number of large commercial real estate loans. The allowance for loan losses represented 1.35% of total loans at December 31, 2000 compared to .98% of total loans at December 31, 1999. Management believes the allowance for loan losses is adequate to absorb probable loan losses within the loan portfolio.

        NON-INTEREST INCOME. Non-interest income decreased $861,000, or 8.13%, to $9.7 million for the year ended December 31, 2000, from $10.6 for 1999. The decline is attributable to a $834,000 decrease in service charges on deposit accounts related to lower volumes of non-sufficient fund fees and analysis fees.

        NON-INTEREST EXPENSE. Non-interest expense increased $3.6 million, or 7.98%, to $48.1 million for the year ended December 31, 2000 from $44.6 million for 1999. The increase is attributable to expenses accrued during 2000 for costs related to strategic initiatives the company was exploring and salary, premises and related expenses resulting from the Damen Financial Corporation acquisition.

        INCOME TAXES. MidCity Financial recorded income tax expense of $3.3 million for the year ended December 31, 2000, a decrease of $5.2 million from the expense for 1999. The decrease reflects a $8.3 million decline in income before taxes to $18.6 million for the year ended December 31, 2000 from $26.9 million for 1999 and a state income tax net operating loss valuation allowance reversal recorded during 2000.

COMPARISON OF RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 1999 AND
1998

        GENERAL. MidCity Financial's net income was $18.4 million for the year ended December 31, 1999, an increase of $1.9 million, or 11.83%, from net income of $16.5 million for the year ended December 31, 1998. Key ratios improved, with return on average assets increasing to 1.06% for 1999 from 1.04% for 1998 and return on average equity increasing to 10.90% for 1999 from 10.28% for 1998.

        NET INTEREST INCOME. Net interest income increased $4.6 million, or 8.03%, to $62.3 million for the year ended December 31, 1999, from $57.7 million for the year ended December 31, 1998. The growth in net interest income resulted from a $7.5 million, or 7.01%, increase in interest income that was partially offset by a $2.9 million, or 5.81%, increase in interest expense. Interest income rose as average earning assets increased by $143.3 million, or 9.59%, offsetting a decline in their fully taxable equivalent yield of 17 basis points to 7.14%. Interest expense grew as average total interest bearing liabilities increased by $130.2 million, or 11.31%, while their cost decreased by thirty-two basis points to 4.08%. The growth in average earning assets occurred primarily in average loans, which increased by $156.9 million, or 21.77%, to $873.0 million. The increase in average interest bearing liabilities resulted from a $90.5 million, or 7.95%, increase in average interest bearing deposits and a $24.2 million increase in average Federal Home Loan Bank advances. The growth of both interest earning assets and interest bearing liabilities is attributable to MidCity Financial's acquisition of Damen Financial Corporation on July 1, 1999. MidCity Financial's net interest margin expressed on a fully tax-equivalent basis for the year ended December 31, 1999 of 3.95% represents five basis point decline from 4.00% for 1998.

        PROVISION FOR LOAN LOSSES. The provision for loan losses increased $635,000 to $1.41 million for the year ended December 31, 1999 from $770,000 for the year ended December 31, 1998. The increase was due primarily to an increase in non-performing loans. The allowance for loan losses represented .98% of total loans at December 31, 1999 compared to 1.23% of total loans at December 31, 1998. Management believes the allowance for loan losses was adequate to cover probable losses within the loan portfolio at December 31, 1999 and 1998.

        NON-INTEREST INCOME. Non-interest income grew $634,000, or 6.37%, to $10.6 million for the year ended December 31, 1999, from $10.0 million for 1998. The increase is primarily attributable to increases in ATM network revenues, due to implementation of new non-customer ATM fees, and income from fiduciary activities of $481,000 and $193,000, respectively.

        NON-INTEREST EXPENSE. Non-interest expense increased $1.5 million, or 3.38%, to $44.6 million for the year ended December 31, 1999 from $43.1 million for 1998. The increase is attributable to increased fixed asset depreciation in 1999 related to buildings and equipment acquired from Damen Financial Corporation and additional depreciation related to upgrades to MidCity Financial's computer network. In 1998, professional fees included consulting fees paid for a revenue enhancement and cost reduction engagement.

        INCOME TAXES. MidCity Financial recorded income tax expense of $8.5 million for the year ended December 31, 1999, up $1.2 million from 1998. The increase reflects a $3.2 million increase in income before taxes to $26.9 million for the year ended December 31, 1999 from $23.7 million for 1998. The effective tax rate in 1999 was 31.5% compared to 30.5% in 1998.


COMPARISON OF FINANCIAL CONDITION AT JUNE 30, 2001 TO DECEMBER 31, 2000



        Total assets decreased by $4.6 million, or 0.25%, from $1.829 billion at December 31, 2000 to $1.825 billion at June 30, 2001. The decrease in total assets at June 30, 2001 was comprised of a $19.0 million, $13.1 million, and $6.1 million decrease in federal funds sold, cash and due from banks and other assets, respectively, which was offset by a $23.3 million and $9.5 million increase in total loans and total investment securities, respectively. Within the investment securities category, available for sale securities increased by $669.9 million and held to maturity securities declined by $660.3 million as the held to maturity portfolio was reclassified as available for sale during the first quarter of 2001 in conjunction with the adoption of Statement of Financial Accounting Standards No. 133. Total liabilities decreased by $17.1 million, or 1.04%, from $1.643 billion at December 31, 2000 to $1.626 billion at June 30, 2001. Total deposits decreased $14.4 million, or 0.92%, from $1.570 billion at December 31, 2000 to $1.556 billion at June 30, 2001. The decrease in total deposits is primarily attributable to a $16.2 million decrease in NOW and money market balances at June 30, 2001. Federal Home Loan Bank advances declined by $5.0 million as these were acquired in MidCity Financial's acquisition of Damen Financial Corporation and are not being renewed upon maturity. Stockholders' equity increased by $12.5 million, or 6.75%, reflecting an increase of $5.5 million in unrealized holding gains on securities primarily due to the reclassification of the investment portfolio.


COMPARISON OF FINANCIAL CONDITION AT DECEMBER 31, 2000 TO DECEMBER 31, 1999

        Total assets increased by $31.2 million, or 1.74%, from $1.797 billion at December 31, 1999 to $1.829 billion at December 31, 2000 as cash and due from banks and Federal funds sold increased by $10.7 million and $22.1 million, respectively. Total liabilities increased $20.9 million, or 1.29%, from $1.622 billion at December 31, 1999 to $1.643 billion at December 31, 2000. Deposits increased by $25.2 million, or 1.63%, and short term borrowed funds increased by $8.0 million, while Federal Home Loan Bank advances declined by $13.0 million, or 37.14% as maturing advances were not renewed. Stockholders' equity increased by $10.3 million, or 5.88%, from $175.3 million at December 31, 1999 to $185.6 million at December 31, 2000.

ASSET QUALITY

        GENERAL. MidCity Financial manages asset quality through various control, monitoring and review procedures. Asset quality is important in two areas: the credit quality of securities in MidCity Financial's investment portfolio and the credit quality of loans in MidCity Financial's loan portfolio. With regard to the investment portfolio, it is MidCity Financial's policy to only invest in securities of the U.S. Treasury and agencies of, and corporations sponsored by, the U.S. Government, corporate and municipal securities rated in one of the top three grading categories by Standard & Poor's or Moody's, local municipal non-rated securities for which MidCity Financial and its subsidiary banks have sufficient credit information to render an informed credit decision, or certificates of deposit, if federally insured. Consequently, MidCity Financial maintains a high quality investment portfolio that has no nonaccruing or past due securities. The quality of loans in the loan portfolio is evidenced by the level of non-performing loans and assets as well as potential problem loans, which are discussed below.

        NON-PERFORMING LOANS AND NON-PERFORMING ASSETS. Non-performing loans include (i) loans accounted for on a non-accrual basis, (ii) accruing loans contractually past due 90 days or more as to interest and principal; and (iii) loans the terms of which have been renegotiated to provide reduction or deferral of interest or principal because of a deterioration in the financial position of the borrower. Management reviews the loan portfolio for problem loans on an ongoing basis. During the ordinary course of business, management becomes aware of borrowers that may not be able to meet the contractual requirements of loan agreements. Such loans are placed under close supervision with consideration given to placing the loan on a non-accrual status, increasing the allowance for loan losses, and, if appropriate, partial or full charge-off. Those loans with respect to which management does not expect to collect interest in the normal course of business are placed on a non-accrual status. After a loan is placed on non- accrual status, any current year interest previously accrued by not yet collected is reversed against current income. If interest payments are received on non-accrual loans, these payments will be applied to principal and not taken into income. Loans will not be placed back on accrual status unless all back interest and principal payments are made. If interest on non-accrual loans had been accrued, such income would have amounted to $664,000, $667,000 and $412,000 for the six months ended June 30, 2001 and the years ended December 31, 2000 and 1999, respectively.


        Non-performing assets consist of other real estate owned (referred to below as "OREO"), which represents properties acquired through foreclosure or other proceedings and is recorded at the lower of cost or fair value less the estimated cost of disposal. OREO is evaluated regularly to ensure that the recorded amount is supported by its current fair value. Valuation allowances to reduce the carrying amount to fair value less estimated costs of disposal are recorded as necessary. Revenues and expenses from the operations of OREO and changes in the valuation are included in other income and other expenses on the statements of income.

        The following table sets forth the amounts of non-performing loans and non-performing assets at the dates indicated.


                                       At                          At December 31,
                                    June 30,    ------------------------------------------------------
                                      2001         2000       1999      1998       1997       1996
                                  ------------- ---------- ---------- --------- ---------- -----------
                                                        (Dollars in thousands)
NON-PERFORMING LOANS:
Non-accrual loans................         7,534      6,513      5,842     1,506      1,094      2,272
Loans 90 days or more past due,
 still accruing interest.........         1,257      4,242        458       971         39        858
Restructured loans...............           ---        ---        ---       ---        ---        ---
                                      ---------  ---------  ---------  --------  ---------  ---------
Total............................         8,791     10,755      6,300     2,477      1,133      3,130
Other real estate owned..........           176        505        756       372        416        486
                                      ---------  ---------  ---------  --------  ---------  ---------
Total non-performing assets......         8,967     11,260      7,056     2,429      1,549      3,616
                                      =========  =========  =========  ========  =========  =========

Non-performing loans to total
 loans...........................          0.89%      1.12%      0.66%     0.26%      0.16%      0.49%
Allowance for loan losses to
 non-performing loans............        140.62%    120.86%    149.37%   465.18%    824.45%    273.10%
Non-performing assets to total
 assets..........................          0.49%      0.62%      0.39%     0.15%      0.10%      0.25%



        The increase in non-accrual loans of $4.3 million from December 31, 1998 to December 31, 1999 is directly attributable to two loans totaling $3.8 million. Of this $3.8 million amount, $2.0 million represented a loan secured by a first lien on real estate and $1.8 million represented a loan secured by a mix of collateral. As of June 30, 2001, non-accrual loans consisted of 40 loans totaling $7.5 million. Of these loans, $5.7 million are secured by a first lien on real estate and $1.8 million is secured by a mix of collateral. Management is aggressively pursuing collection efforts with respect to these non-performing loans.



        The increase in loans 90 days or more past due, still accruing interest, of $3.8 million from December 31, 1999 to December 31, 2000 is due to one $3.5 million commercial real estate loan. The loan is secured by a first lien on real estate with an estimated fair market value of $3.4 million, and cash collateral of $1.6 million. As of June 30, 2001, the loan was on non-accrual.

        As of June 30, 2001, three real estate properties remain in OREO totaling $176,000. All three properties are held by Mid-City National Bank of Chicago and are recorded at the lower of cost or their estimated fair market value less estimated selling costs. The properties are listed with real estate agents and are being marketed to the public.


        POTENTIAL PROBLEM LOANS. MidCity Financial's subsidiary banks utilize an internal asset classification system as a means of reporting problem and potential problem assets. At each scheduled bank board of directors meeting, an analysis of allowance for loan losses is presented, showing all loans listed as "special mention," "substandard," and "doubtful." An asset is classified substandard if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Substandard assets include those characterized by the distinct possibility that the bank will sustain some loss if the deficiencies are not corrected. Assets classified as doubtful have all the weaknesses inherent in those classified substandard with the added characteristic that the weaknesses present make collection or liquidation in full, on the basis of currently existing facts, conditions and values, highly questionable and improbable. Assets considered uncollectible and viewed as non-bankable assets are immediately charged-off to the allowance for loan losses. Assets which do not currently expose the bank to sufficient risk to warrant classification in one of the aforementioned categories, but possess weaknesses which may or may not be out of the control of the customer, are deemed to be special mention.

        When a subsidiary bank classifies one or more assets, or portions thereof, as substandard or doubtful, the bank may establish a specific valuation allowance for loan losses in an amount deemed prudent by management. In contrast, general valuation allowances for loan losses are established for each loan category using the bank's five year historical charge-off history, net of recoveries.

        The determination by each subsidiary bank as to the classification of its assets and the amount of its valuation allowances is subject to review by the bank's primary regulators, which can order the establishment of additional general or specific loss allowances. The Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporation, in conjunction with the other federal banking agencies, have adopted an interagency policy statement on the allowance for loans and lease losses. The policy statement provides guidance for financial institutions on both the responsibilities of management for the assessment and establishment of adequate allowances and guidance for banking agency examiners to use in determining the adequacy of general valuation guidelines. Generally, the policy statement recommends that (i) institutions have effective systems and controls to identify, monitor and address asset quality problems; (ii) management analyze all significant factors that affect the collectibility of the portfolio in a reasonable manner; and (iii) management establish acceptable allowance evaluation processes that meet the objectives set forth in the policy statement. Management believes it has established an adequate allowance for possible loan losses. There can be no assurance, however, that the regulators, in reviewing MidCity Financial's loan portfolio, will not request its subsidiary banks to materially increase their allowance for loan losses at the time. Although MidCity Financial's management believes that adequate specific and general loan loss allowances have been established, actual losses are dependent upon future events and, as such, further additions to the level of specific and general loan loss allowances may become necessary.


        The aggregate principal amounts of potential problem loans rated substandard or doubtful, excluding non- performing loans, as of June 30, 2001 and December 31, 2000, were approximately $7.6 million and $8.5 million, respectively. All loans deemed uncollectible have been charged-off. These loans generally include loans that were classified for regulatory purposes.


        ALLOWANCE FOR LOAN LOSSES. The allowance for loan losses is an amount that MidCity Financial's management believes will be adequate to absorb probable losses on existing loans, based on an evaluation of the collectibility of loans and prior loss experience. This evaluation also takes into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrower's ability to pay. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses of each of MidCity Financial's subsidiary banks, and may require the banks to make additions to their allowance, based on the regulators judgment about information available to them at the time of their examinations.

        The following table presents an analysis of the allowance for loan losses for the periods presented.


                                      SIX
                                    MONTHS
                                     ENDED                 YEAR ENDED DECEMBER 31,
                                   JUNE 30,   ---------------------------------------------------
                                     2001       2000      1999      1998       1997      1996
                                   --------- ---------- --------- --------- ---------- ----------
                                                      (DOLLARS IN THOUSANDS)
Allowance at beginning of period..    12,999      9,410     9,564     9,341      8,548     8,973
Additions resulting from
   acquisitions...................       ---        ---       465       ---        395       ---
Charge-offs:
        Commercial and industrial
         loans....................     1,444        704       944       132         75     1,099
        Real estate loans.........         5        610     1,095        32         27        89
        Consumer loans............       110        387       234       573        450       413
        Other loans...............        ---        20       115       ---        ---       ---
                                   ----------   -------    ------ ---------  ---------  --------
Total charge-offs.................     1,559      1,721     2,388       737        552     1,601
                                   ----------   -------    ------ ---------  ---------  --------
Recoveries:
        Commercial and industrial
         loans....................       249         98       184        53        100       140
        Real estate loans.........         8         16        18        15        107        12
        Consumer loans............        45        114       162       122         98       106
        Other loans...............        ---          9        -       ---        ---       ---
                                   ----------   -------    ------ ---------  ---------  --------
        Total recoveries..........       302        237       364       190        305       258
                                   ----------   -------    ------ ---------  ---------  --------
Net charge-offs...................     1,257      1,484     2,024       547        247     1,343
Provision for loan losses.........       620      5,073     1,405       770        645       918
                                   ----------   -------    ------ ---------  ---------  --------
Allowance at end of period........    12,362     12,999     9,410     9,564      9,341     8,548
                                   ==========   =======    ====== =========  =========  ========

Allowance to total loans..........     1.26%      1.35%     0.98%     1.23%      1.36%     1.33%
Net charge-offs to average loans..     0.13%      0.16%     0.23%     0.08%      0.04%     0.22%


        The following table sets forth the allocation of the allowance for loan losses for the periods presented and the percentage of loans in each category to total loans. An allocation for a loan classification is only for internal analysis of the adequacy of the allowance and is not an indication of expected or anticipated losses. The allowance is available for all loan losses.


                                                                        YEAR ENDED DECEMBER 31,
                    AT JUNE 30,    -------------------------------------------------------------------------------------------------
                       2001               2000                1999                1998               1997                1996
                ------------------ ------------------- ------------------- ------------------ ------------------- ------------------
                 AMOUNT   PERCENT   AMOUNT    PERCENT   AMOUNT    PERCENT   AMOUNT   PERCENT   AMOUNT    PERCENT   AMOUNT   PERCENT
                -------- --------- --------- --------- --------- --------- -------- --------- --------- --------- -------- ---------
                                                               (DOLLARS IN THOUSANDS)
Commercial
 and industrial    $3,242   31.51%    $4,170    29.80%    $4,416    28.12%   $2,837    32.91%    $1,687    31.62%   $1,504    31.62%
 loans.........
Real estate         5,961    66.06     6,262     67.10     4,557     67.97    5,910     60.68     5,533     60.07    5,134     58.72
 loans.........
Consumer loans        306     2.36       353      2.90       436      3.70      525      6.15       499      7.95      674      9.29
Other..........         1     0.07         2      0.20         1      0.21        1      0.26         1      0.36      ---      0.37
Unallocated....     2,852      ---     2,212       ---       ---       ---      291       ---     1,621       ---    1,236       ---
                  -------  -------   -------   -------    ------   -------   ------   -------    ------   -------   ------   -------
    Total......   $12,362  100.00%   $12,999   100.00%    $9,410   100.00%   $9,564   100.00%    $9,341   100.00%   $8,548   100.00%
                  =======  =======   =======   =======    ======   =======   ======   =======    ======   =======   ======   =======


        MidCity Financial's loan quality is continually monitored by management and is reviewed by the boards of directors and the loan discount committees of the subsidiary banks' on a monthly basis. In addition, independent external review of the loan portfolio is conducted by regulatory authorities. The amount of additions to the allowance for loan losses which are charged to earnings through the provision for loan loans is determined based on a variety of factors, including actual charge-offs and anticipated charge-offs, delinquent loans, historical loss experience and economic conditions in the subsidiary banks' market areas. Although management believes the allowance for loan losses is sufficient to cover probable losses, there can be no assurance that the allowance will prove sufficient to cover actual loan losses in the future.

ASSET LIABILITY MANAGEMENT

        MidCity Financial's net interest income is subject to interest rate risk to the extent that it can vary based on changes in the general level of interest rates. It is MidCity Financial's policy to maintain an acceptable level of interest rate risk over a range of possible changes in interest rates while remaining responsive to market demand for loan and deposit products. The strategy employed by MidCity Financial to manage its interest rate risk is to measure its risk using an asset/liability simulation model and adjust the maturity of securities in its investment portfolio to manage that risk. Also, to limit risk, MidCity Financial generally does not make fixed rate loans or accept fixed rate deposits with terms in excess of five years.


        Based upon simulation modeling, as of December 31, 2000 and June 30, 2001, respectively, MidCity Financial's net interest income would be expected to change over a one year time period due to changes in interest rates as follows:



                               CHANGE IN                             CHANGE IN
                          NET INTEREST INCOME                   NET INTEREST INCOME
                         OVER ONE-YEAR HORIZON                 OVER ONE-YEAR HORIZON
                        AS OF DECEMBER 31, 2000                 AS OF JUNE 30, 2001
 CHANGES IN         ---------------------------------     ---------------------------------
  LEVEL OF               DOLLAR         PERCENTAGE             DOLLAR         PERCENTAGE
INTEREST RATES           CHANGE           CHANGE               CHANGE           CHANGE
--------------      ---------------   ---------------     ---------------   ---------------
                                  (Dollars in Thousands)
       +2.00%           $(3,564)               (5.75)%       $ (3,892)               (5.77)%
       +1.00             (1,716)               (2.77)          (1,799)               (2.67)
       (1.00)               838                 1.35            1,812                 2.69
       (2.00)%              955                 1.54            3,064                 4.54


        Simulations used by MidCity Financial assume the following:

        1.      Changes in interest rates are immediate.

        2. With the exception of NOW, money market and savings accounts, all interest rates change by same amount at the same time.

        3. NOW, money market and savings accounts rates change by 0.20%, 0.50% and 0.33%, respectively, for every 1.00% change in interest rates and by 0.40%, 1.00% and 0.67% for every 2.00% change in interest rates. MidCity Financial's management believes, and experience has shown, that these deposit accounts take longer to change rates when economic conditions change and do not change as much as general interest rates, such as federal funds. It is MidCity Financial's policy that interest rate exposure due to a 2.00% interest rate rise or fall be limited to 10.00% of MidCity Financial's net interest income as forecasted by the simulation model. As demonstrated above, MidCity Financial's interest rate risk exposure was within this policy at December 31, 2000 and June 30, 2001.


        Interest rate risk can also be measured by analyzing the extent to which the repricing of assets and liabilities are mismatched to create interest sensitivity "gap." An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest earning assets maturing or repricing within a specific time period and the amount of interest bearing liabilities maturing or repricing within the same time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income. Conversely, during a period of falling interest rates, a negative gap position would tend to result in an increase in net interest income.


        The following table sets forth the amounts of interest earning assets and interest bearing liabilities outstanding as of June 30, 2001 which are anticipated by MidCity Financial, based upon certain assumptions, to reprice or mature in the future time periods shown. Except as stated below, the amount of assets and liabilities shown to reprice or mature within a particular time period were determined based on the earlier of the term to repricing or the term to repayment of the asset or liability. The table is intended to provide an approximation of the repricing of assets and liabilities at June 30, 2001 on the basis of contractual maturities and scheduled rate adjustments within a three-month period and subsequent selected time intervals. The loan amounts in the table reflect principal balances expected to be reinvested and/or repriced as a result of contractual amortization and rate adjustment on adjustable rate loans. Except for instruments which prepayments can be reasonably estimated, no prepayments are assumed. While NOW, money market and savings deposit accounts have adjustable rates, it is assumed that the rates on these accounts will not adjust immediately to changes in other interest rates. Therefore, the table is calculated assuming that the percentage of accounts that will reprice in the first three months, the next nine months, one to five years and over five years are approximately 14%, 41%, 34% and 11% respectively, for NOW and money market accounts and approximately 17%, 50%, 16% and 17% respectively, for savings deposits.



                                                                   TIME TO MATURITY OR REPRICING
                                            ----------------------------------------------------------------------
                                                0-90          91-365          1-5          OVER 5
AS OF JUNE 30, 2001                             DAYS           DAYS          Years         YEARS          TOTAL
                                            ------------    -----------   -----------   ------------   -----------
                                                                      (DOLLARS IN THOUSANDS)
INTEREST EARNING ASSETS:
Net Loans...............................        $344,032     $  226,326   $   339,641   $     73,512   $   983,511
Investment securities...................          65,515        153,880       480,031         20,210       719,636
Federal funds sold......................          10,750            ---           ---            ---        10,750
Cash and due from banks.................           1,087            290           ---            ---         1,377
                                                --------     ----------   -----------   ------------    ----------
    Total interest earnings assets......        $421,384     $  380,496   $   819,672   $     93,722    $1,715,274
                                                ========     ==========   ===========   ============    ==========

INTEREST BEARING LIABILITIES:
NOW and money market deposit
  accounts..............................        $ 47,814     $  143,441   $   120,459   $     37,542   $   349,256
Savings deposits........................          32,584         97,753        30,794         33,281       194,412
Time deposits...........................         316,158        329,026        92,114            ---       737,298
Federal funds purchased and repos.......          42,192            ---           ---            ---        42,192
Federal Home Loan Bank advances.........           6,000          5,000         6,000            ---        17,000
                                                --------     ----------   -----------   ------------    ----------
    Total interest bearing liabilities..        $444,748     $  575,220   $   249,367   $     70,823    $1,340,158
                                                ========     ==========   ===========   ============    ==========

Rate sensitive assets (RSA).............        $421,384     $  801,880   $ 1,621,552   $  1,715,274    $1,715,274
Rate sensitive liabilities (RSL)........         444,749      1,019,970     1,269,337      1,340,160     1,340,160
Cumulative GAP..........................         (23,365)      (218,090)      352,215        375,114       375,114
(GAP = RSA-RSL)

RSA/Total assets........................           23.10          43.95         88.88          94.01         94.01
RSL/Total assets........................           24.38          55.90         69.57          73.45         73.45
GAP/Total assets........................           (1.28)        (11.95)        19.30          20.56         20.56
GAP/RSA.................................           (5.54)        (27.20)        21.72          21.87         21.87


        Certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while rates on other types of assets may lag behind changes in market rates. Additionally, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. Therefore, MidCity Financial does not rely solely on a gap analysis to manage its interest rate risk, and also uses what it believes to be the more reliable simulation model relating to changes in net interest income presented earlier.

LIQUIDITY

        LIQUIDITY OF THE SUBSIDIARY BANKS. The primary sources of funds for MidCity Financial's subsidiary banks are retail and commercial deposits, federal funds purchases, term and overnight repurchase agreements, Federal Home Loan Bank advances, and funds generated from operations. Funds from operations include principal and interest payments received and loans and securities and proceeds from the sale of securities and loans. While maturities and scheduled amortization of loans and securities provide an indication of the timing of the receipt of funds, changes in interest rates, economic conditions and competition strongly influence mortgage prepayment rates and deposit flows, reducing the predictability of the timing of sources of funds.

        MidCity Financial's subsidiary banks have no required regulatory liquidity ratios to maintain; however, the banks adhere to MidCity Financial Asset/Liability Management and Loan policies, approved by MidCity Financial's board of directors, which set certain guidelines for liquidity purposes. These policies require MidCity Financial's subsidiary banks to maintain the following ratios:

        1. Liquidity ratio (defined as cash, short-term investments, and marketable securities due in one year or less divided by deposits plus short-term liabilities) greater than 30%.

        2.     Loans to total assets less than 80%.

        3.     Loans to deposits and repurchase agreements less than 75%.


        At June 30, 2001, the subsidiary banks maintained the liquidity ratios required by the policies. If a bank's loan to deposit ratio were to become higher than policy guidelines, the bank might attempt to meet this demand by selling loans or investment securities.



        In the event that additional short-term liquidity is needed, MidCity Financial's subsidiary banks have established agreements with several large regional banks to provide short-term borrowings in the form of federal funds purchases. These agreements allow MidCity Financial's subsidiary banks to borrow more than $98 million from these regional banks on a collective basis. Additionally, several of MidCity Financial's subsidiary banks are members of the Federal Home Loan Banks and have the ability to borrow funds in the form of Federal Home Loan Bank advances. As of June 30, 2001, federal funds purchased and Federal Home Loan Bank advances totaled $3.5 million and $17 million, respectively.


        HOLDING COMPANY LIQUIDITY. MidCity Financial's main sources of liquidity at the holding company level are dividends from its subsidiary banks and a line of credit maintained with a large regional correspondent bank in the amount of $10 million.


        MidCity Financial's subsidiary banks are subject to various regulatory capital requirements administered by federal and state banking agencies, which affect their ability to pay dividends to MidCity Financial. Failure to meet minimum capital requirements can initiate certain mandatory and discretionary actions by regulators that, if undertaken, could have a direct material effect on MidCity Financial's financial statements. Additionally, the policy of each of MidCity Financial's subsidiary banks requires that dividends cannot be declared in an amount that would cause the bank's capital to fall below the minimum amount required for the bank to be considered "well capitalized" for regulatory purposes. At June 30, 2001, MidCity Financial's subsidiary banks could pay an aggregate of $42 million in dividends and continue to be "well capitalized."

CAPITAL RESOURCES


        MidCity Financial's subsidiary banks are subject to the risk based capital guidelines administered by the federal banking agencies. The risk based capital guidelines are designed to make regulatory capital requirements more sensitive to differences in risk profiles among banks to account for off-balance sheet exposure and to minimize disincentives for holding liquid assets. Under the guidelines, assets and off-balance sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items. Under the prompt corrective action regulations, to be adequately capitalized, a bank must maintain minimum ratios of total capital to risk-weighted assets of 8%, Tier 1 capital to risk-weighted to risk-weighted assets of 4%, and Tier 1 capital to total assets of 3%. Failure to meet these capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators, that, if undertaken, could have a material adverse effect on MidCity Financial. As of June 30, 2001, the most recent notification from the federal banking regulators categorized each of MidCity Financial's subsidiary banks as well capitalized. A well capitalized institution must maintain a minimum ratio of total capital to risk-weighted assets of at least 10%, a minimum ratio of Tier 1 capital to risk-weighted assets of at least 6%, a minimum ratio of Tier 1 capital to total assets of at least 5% and must not be subject to any written order, agreement or directive requiring it to meet or maintain a specific capital level. There are no conditions or events since that notification which MidCity Financial's management believes have changed MidCity Financial's subsidiary banks' capital classification. MidCity Financial, on a consolidated basis, must maintain a minimum ratio of Tier 1 capital to total assets of 4%, and a minimum ratio of total capital to risk-weighted assets of 8%.



        MidCity Financial and its subsidiary banks were in full compliance with all capital adequacy requirements to which they are subject as of December 31, 2000 and June 30, 2001, respectively. The required and actual amounts and ratios for MidCity Financial and its subsidiary banks as of June 30, 2001 (unaudited) are presented below. For additional information regarding regulatory capital requirements, see "Supervision and Regulation--Capital Adequacy" and "--Prompt Corrective Action."

                                                                                      TO BE WELL
                                                                                   CAPITALIZED UNDER
                                                                  FOR CAPITAL      PROMPT-CORRECTIVE
                                                 ACTUAL        ADEQUACY PURPOSES  ACTION REGULATIONS
                                           ------------------  -----------------  -------------------
                                             AMOUNT    RATIO    AMOUNT    RATIO    AMOUNT      RATIO
                                           ---------  -------  --------  -------  -------    --------
                                                            (DOLLARS IN THOUSANDS)
Total capital ( to risk-weighted assets):
  MidCity Financial Consolidated          $ 188,005    16.55   $90,865    8.00    $113,581    10.00
    Mid-City National Bank of Chicago        79,363    13.24    47,962    8.00      59,953    10.00
    First National Bank of Morton Grove      25,145    12.54    16,039    8.00      20,049    10.00
    First National Bank of Elmhurst          14,670    13.11     8,950    8.00      11,188    10.00
    Union Bank &  Trust                      24,810    16.12    12,312    8.00      15,390    10.00
    Abrams Centre National Bank               9,832    19.31     4,074    8.00       5,093    10.00

Tier 1 capital (to risk-weighted assets):
  MidCity Financial Consolidated            175,643    15.46    45,432    4.00      68,149     6.00
    Mid-City National Bank of Chicago        74,060    12.35    23,981    4.00      35,972     6.00
    First National Bank of Morton Grove      23,002    11.47     8,020    4.00      12,030     6.00
    First National Bank of Elmhurst          13,469    12.04     4,475    4.00       6,713     6.00
    Union Bank & Trust                       22,875    14.86     6,156    4.00       9,234     6.00
    Abrams Centre National Bank               8,949    17.57     2,037    4.00       3,056     6.00

Tier 1 capital (to total average assets):
    MidCity Financial Consolidated          175,643     9.68    54,411    3.00      90,685     5.00
    Mid-City National Bank of Chicago        74,060     7.88    28,193    3.00      46,988     5.00
    First National Bank of Morton Grove      23,002     7.52     9,174    3.00      15,289     5.00
    First National Bank of Elmhurst          13,469     8.09     4,996    3.00       8,327     5.00
    Union Bank & Trust                       22,875     7.79     8,814    3.00      14,689     5.00
    Abrams Centre National Bank               8,949     9.08     2,955    3.00       4,925     5.00



CASH FLOWS


        MidCity Financial's cash flows are comprised of the following categories: cash flows from operating activities, cash flows from investing activities and cash flows from financing activities. Net cash provided by operating activities, consisting primarily of earnings, was $21.5 million for the year ended December 31, 2000, $19.2 million for the year ended December 31, 1999 and $23.9 for the year ended December 31, 1998 and $8.3 million for the six months ended June 30, 2001 and $9.1 million for the six months ended June 30, 2000. Net cash used in investing activities, consisting primarily of loan and investment funding, was $3.2 million, $2.0 million and $85.1 million for the years ended December 31, 2000, 1999 and 1998, respectively, and net cash provided by (used in) investment activities was $(26.5) million and $15.8 million for the six months ended June 30, 2001 and June 30, 2000, respectively. The 1998 figure includes a higher level of investment and loan funding, while 1999 includes amounts related to the Damen acquisition. Net cash provided by (used in) financing activities, consisting principally of deposit growth and other borrowings, was $14.5 million, $(25.9) million and $65.8 million for the years ended December 31, 2000, 1999 and 1998, respectively, and $(14.0) million and $(18.3) million for the six months ended June 30, 2001 and 2000, respectively. The 1998 figure includes a $67 million increase in deposits, primarily related to the Damen acquisition, while 1999 reflects a $10.1 million decline in deposits and repayment of $19.5 million of Federal Home Loan Bank advances.


RECENT ACCOUNTING DEVELOPMENTS


        On June 30, 2001, the Financial Accounting Standards Board finalized Statement of Financial Accounting Standards No. 141, BUSINESS COMBINATIONS. SFAS 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. SFAS 141 will not impact the merger as the transaction was initiated prior to June 30, 2001.



        On June 30, 2001, the Financial Accounting Standards Board finalized Statement of Financial Accounting Standards No. 142, GOODWILL AND OTHER TANGIBLE ASSETS. Under the provisions of SFAS 142, goodwill is no longer subject to amortization over its estimated useful life, but instead will be subject to at least annual assessments for impairment by applying a fair-value based test. SFAS 142 also requires that an acquired intangible asset should be separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the asset can be sold, transferred, licensed, rented or exchanged, regardless of the acquirer's intent to do so. The provisions of SFAS 142 are effective for fiscal years beginning after December 31, 2001. MidCity Financial is in the process of evaluating its goodwill and intangible assets for impairment under the provisions of SFAS 142.


                       SUPERVISION AND REGULATION

GENERAL

        MB Financial and MidCity Financial and their bank subsidiaries are, and the new company and its bank subsidiaries after the merger will be, subject to an extensive system of banking laws and regulations that are intended primarily for the protection of customers and depositors and not for the protection of security holders. These laws and regulations govern such areas as permissible activities, reserves, loans and investments, and rates of interest that can be charged on loans. Described below are the material elements of selected laws and regulations. The descriptions are not intended to be complete and are qualified in their entirety by reference to the full text of the statutes and regulations described.

        BANK HOLDING COMPANY REGULATION. Each of MB Financial and MidCity Financial is, and the new company after the merger will be, a bank holding company registered with the Board of Governors of the Federal Reserve System. Bank holding companies are subject to comprehensive regulation by the Federal Reserve Board under the Bank Holding Company Act of 1956. Bank holding companies are required to file reports and other information with the Federal Reserve Board and are, along with their non-banking affiliates, subject to examination by the Federal Reserve Board.

        Under Federal Reserve Board policy, a bank holding company must serve as a source of strength for its subsidiary banks. Under this policy the Federal Reserve Board may require, and has required in the past, a bank holding company to contribute additional capital to an undercapitalized subsidiary bank. Under the Bank Holding Company Act, a bank holding company must obtain Federal Reserve Board approval before:

        o acquiring ownership or control of any voting shares of another bank or bank holding company if, after the acquisition, it would own or control more than 5% of the shares (unless it already owns or controls a majority of the shares);

        o acquiring all or substantially all of the assets of another bank or bank holding company; or

        o       merging or consolidating with another bank holding company.

        The Bank Holding Company Act prohibits a bank holding company, with certain exceptions, from acquiring ownership or control of more than 5% of the voting shares of any company which is not a bank or bank holding company, or from engaging directly or indirectly in activities other than those of banking, managing or controlling banks, or providing services for its subsidiaries. The principal exceptions are certain non-bank activities which, by statute or by Federal Reserve Board regulation or order, have been identified as activities closely related to the business of banking or managing or controlling banks.

        DEPOSITORY INSTITUTION REGULATION. MB Financial's bank subsidiary, Manufacturers Bank, is an Illinois- chartered commercial bank subject to regulation by the Illinois Commissioner and the Federal Deposit Insurance Corporation. Four of MidCity Financial's five subsidiary banks, The Mid-City National Bank of Chicago, First National Bank of Elmhurst, First National Bank of Morton Grove and Abrams Centre National Bank, are national banks, subject to regulation by the Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporation. MidCity Financial's other subsidiary bank, Union Bank and Trust Company, is an Oklahoma- chartered bank subject to regulation by the Oklahoma State Banking Department and the Federal Deposit Insurance Corporation. As discussed under "The Merger--The Bank Merger," Manufacturers Bank, The Mid-City National Bank of Chicago, First National Bank of Elmhurst and First National Bank of Morton Grove will be merged together, with The Mid-City National Bank of Chicago as the surviving institution. Thus, after the bank merger, the new company's bank subsidiaries will be comprised of two national banks, The Mid-City National Bank of Chicago and Abrams Centre National Bank, and one state-chartered institution, Union Bank and Trust Company.

CAPITAL ADEQUACY

        The Federal Reserve Board, the Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporation have issued substantially similar risk-based and leverage capital guidelines applicable to bank holding companies and banks. In addition, these regulatory agencies may from time to time require that a bank holding company or bank maintain capital above the minimum levels, whether because of its financial condition or actual or anticipated growth.

        The Federal Reserve Board's risk-based guidelines establish a two-tier capital framework. Tier 1 capital consists of common stockholders' equity, retained earnings, a limited amount of qualifying perpetual preferred stock and minority interests in the equity accounts of consolidated subsidiaries, less goodwill and certain intangibles. Tier 2 capital consists of certain hybrid capital instruments and perpetual debt, mandatory convertible debt securities and a limited amount of subordinated debt, qualifying preferred stock and loan loss allowance. The sum of Tier 1 and Tier 2 capital represents qualifying total capital, at least 50% of which must consist of Tier 1 capital.


        Risk-based capital ratios are calculated by dividing Tier 1 and total capital by risk-weighted assets. Assets and off-balance sheet exposures are assigned to one of four categories of risk-weights, based primarily on relative credit risk. The minimum Tier 1 capital ratio is 4% and the minimum total capital ratio is 8%. MB Financial's Tier 1 and total risk-based capital ratios under these guidelines at June 30, 2001 were 7.58% and 9.96%, respectively. MidCity Financial's Tier 1 and total risk-based capital ratios under these guidelines at June 30, 2001 were 15.46% and 16.55%, respectively.



        The Federal Reserve Board's leverage capital guidelines establish a minimum leverage ratio determined by dividing Tier 1 capital by adjusted average total assets. The minimum leverage ratio is 3% for bank holding companies that meet certain specified criteria, including having the highest regulatory rating. All other bank holding companies generally are required to maintain a leverage ratio of at least 4%. At June 30, 2001, MB Financial and MidCity Financial had leverage ratios of 6.59% and 9.68%, respectively.



        Each of the subsidiary banks of MB Financial and MidCity Financial is subject to similar capital requirements adopted by the Office of the Comptroller of the Currency (applicable to MidCity Financial's national bank subsidiaries), and the Federal Deposit Insurance Corporation (applicable to Manufacturers Bank and Union Bank and Trust Company). Each of these banks was in compliance with its minimum capital requirements as of June 30, 2001.


PROMPT CORRECTIVE ACTION

        The Federal Deposit Insurance Corporation Improvement Act of 1991 (referred to below as "FDICIA"), among other things, identifies five capital categories for insured depository institutions (well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized) and requires the respective federal regulatory agencies to implement systems for "prompt corrective action" for insured depository institutions that do not meet minimum capital requirements within these categories. FDICIA imposes progressively more restrictive constraints on operations, management and capital distributions, depending on the category in which an institution is classified. Failure to meet the capital guidelines could also subject a banking institution to capital raising requirements. An "undercapitalized" bank must develop a capital restoration plan and its parent holding company must guarantee that bank's compliance with the plan. The liability of the parent holding company under any such guarantee is limited to the lesser of five percent of the bank's assets at the time it became "undercapitalized" or the amount needed to comply with the plan. Furthermore, in the event of the bankruptcy of the parent holding company, such guarantee would take priority over the parent's general unsecured creditors. In addition, FDICIA requires the various regulatory agencies to prescribe certain non-capital standards for safety and soundness relating generally to operations and management, asset quality and executive compensation and permits regulatory action against a financial institution that does not meet these standards.

        The various federal regulatory agencies have adopted substantially similar regulations that define the five capital categories identified by FDICIA, using the total risk-based capital, Tier 1 risk-based capital and leverage capital ratios as the relevant capital measures. These regulations establish various degrees of corrective action to be taken when an institution is considered undercapitalized. Under the regulations, a "well capitalized" institution must have a Tier 1 risk-based capital ratio of at least 6%, a total risk-based capital ratio of at least 10% and a leverage ratio of at least 5% and not be subject to a capital directive order. An institution is "adequately capitalized" if it has a Tier 1 risk-based capital ratio of at least 4%, a total risk-based capital ratio of at least 8% and a leverage ratio of at least 4% (3% in certain circumstances). An institution is "undercapitalized" if it has a Tier 1 risk-based capital ratio of less than 4%, a total risk-based capital ratio of less than 8% or a leverage ratio of less than 4%. An institution is "significantly undercapitalized" if it has a Tier 1 risk-based capital ratio of less than 3%, a total risk-based capital ratio of less than 6% or a leverage ratio of less than 3%. An institution is "critically undercapitalized" if its tangible equity is equal to or less than 2% of average quarterly tangible assets. An institution may be reclassified in a lower capitalization category if it receives a less than satisfactory examination rating by its examiners with respect to its assets, management, earnings or liquidity that has not been corrected, or it is determined that the institution is in an unsafe or unsound condition or engaged in an unsafe or unsound practice.


        As of June 30, 2001, Manufacturers Bank and each of the subsidiary banks of MidCity Financial met the requirements to be classified as "well-capitalized."


DIVIDENDS

        The Federal Reserve Board's policy is that a bank holding company should pay cash dividends only to the extent that its net income for the past year is sufficient to cover both the cash dividends and a rate of earnings retention that is consistent with the holding company's capital needs, asset quality and overall financial condition, and that it is inappropriate for a bank holding company experiencing serious financial problems to borrow funds to pay dividends. Furthermore, the Federal Reserve Board may prohibit a bank holding company from paying any dividends if a bank subsidiary of the holding company is classified under the prompt corrective action regulations as "undercapitalized."

        The new company's primary source for cash dividends after the merger will be the dividends it receives from its subsidiary banks. Each of the banks is subject to various regulatory policies and requirements relating to the payment of dividends, including requirements to maintain capital above regulatory minimums. Most of the dividends the new company receives from its subsidiary banks will be paid by its national bank subsidiaries. A national bank must obtain the approval of the Office of the Comptroller of the Currency prior to paying a dividend if the total of all dividends declared by the national bank in any calendar year will exceed the sum of the bank's net profits for that year and its retained net profits for the preceding two calendar years, less any required transfers to surplus. In addition, the appropriate federal regulatory authority is authorized to determine under certain circumstances relating to the financial condition of a bank or bank holding company that the payment of dividends would be an unsafe or unsound practice and to prohibit the payment of dividends by that bank or bank holding company.

FDIC INSURANCE ASSESSMENTS

        Each of the subsidiary banks of MB Financial and MidCity Financial is insured by the Federal Deposit Insurance Corporation; accordingly all of the deposits of these banks are subject to Federal Deposit Insurance Corporation deposit insurance assessments. The Federal Deposit Insurance Corporation has authority to raise or lower assessment rates on insured deposits in order to achieve certain designated reserve ratios in the Bank Insurance Fund and the Savings Association Insurance Fund and to impose special additional assessments. The Federal Deposit Insurance Corporation applies a risk-based assessment system that places each financial institution into one of nine risk categories, based on capital levels and supervisory criteria and an evaluation of the bank's risk to the Bank Insurance Fund or Savings Association Insurance Fund, as applicable. The current Federal Deposit Insurance Corporation premium schedule for the Savings Association Insurance Fund and the Bank Insurance Fund ranges from 0% to 0.27%.

LIABILITY OF COMMONLY CONTROLLED INSTITUTIONS

        FDIC-insured depository institutions can be held liable for any loss incurred, or reasonably expected to be incurred, by the Federal Deposit Insurance Corporation due to the default of an FDIC-insured depository institution controlled by the same bank holding company, and for any assistance provided by the Federal Deposit Insurance Corporation to an FDIC-insured depository institution that is in danger of default and that is controlled by the same bank holding company. "Default" means generally the appointment of a conservator or receiver. "In danger of default" means generally the existence of certain conditions indicating that a default is likely to occur in the absence of regulatory assistance. Thus, after the merger, any of the new company's subsidiary banks could incur liability to the Federal Deposit Insurance Corporation for any loss incurred or reasonably expected to be incurred by the Federal Deposit Insurance Corporation for any other bank subsidiary which is in default or in danger of default.

TRANSACTIONS WITH AFFILIATES

        After the merger, the new company and its bank subsidiaries will be, as MB Financial and MidCity Financial and their respective bank subsidiaries are now, affiliates within the meaning of the Federal Reserve Act. The Federal Reserve Act imposes limitations on a bank with respect to extensions of credit to, investments in, and certain other transactions with, its parent bank holding company and the holding company's other subsidiaries. Furthermore, loans and extensions of credit to affiliates also are subject to various collateral requirements.

COMMUNITY REINVESTMENT ACT

        Under the Community Reinvestment Act, every FDIC- insured institution is obligated, consistent with safe and sound banking practices, to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The CRA requires the appropriate federal regulator, in connection with the examination of an insured institution, to assess the institution's record of meeting the credit needs of its community and to consider this record in its evaluation of certain applications, such as a merger or the establishment of a branch. An unsatisfactory rating may be used as the basis for the denial of an application and will prevent a bank holding company of the institution from making an election to become a financial holding company (see "--Recent Legislation").

        As of its last examination, each of the subsidiary banks of MB Financial and MidCity Financial received a Community Reinvestment Act rating of "satisfactory" or better.

INTERSTATE BANKING AND BRANCHING

        The Federal Reserve Board may approve an application of an adequately capitalized and adequately managed bank holding company to acquire control of, or acquire all or substantially all of the assets of, a bank located in a state other than the bank holding company's home state, without regard to whether the transaction is prohibited by the laws of any state. The Federal Reserve Board may not approve the acquisition of a bank that has not been in existence for the minimum time period (not exceeding five years) specified by the law of the target bank's home state. The Federal Reserve Board also may not approve an application if the bank holding company (and its bank affiliates) controls or would control more than ten percent of the insured deposits in the United States or 30% or more of the deposits in the target bank's home state or in any state in which the target bank maintains a branch. Individual states may waive the 30% statewide concentration limit. Each state may limit the percentage of total insured deposits in the state which may be held or controlled by a bank or bank holding company to the extent the limitation does not discriminate against out-of-state banks or bank holding companies.

        The federal banking agencies are authorized to approve interstate merger transactions without regard to whether these transactions are prohibited by the law of any state, unless the home state of one of the banks opted out of interstate mergers prior to June 1, 1997. Interstate acquisitions of branches are permitted only if the law of the state in which the branch is located permits these acquisitions. Interstate mergers and branch acquisitions are subject to the nationwide and statewide insured deposit concentration limits described above.

RECENT LEGISLATION

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        Effective November 12, 1999, the federal Gramm-Leach-Bliley Act ("GLB
Act") became law. The GLB Act is intended to, among other things, facilitate affiliations among banks, securities firms, insurance firms and other financial companies. To further this goal, the GLB Act amended portions of the Bank Holding Company Act to authorize bank holding companies, such as MB Financial, MidCity Financial or the new company (after the merger), through non-bank subsidiaries to engage in securities, insurance and other activities that are financial in nature or incidental to a financial activity. In order to undertake these activities, a bank holding company must become a "financial holding company" by submitting to the Federal Reserve Board a declaration that the company elects to be a financial holding company and a certification that all of the depository institutions controlled by the company are well capitalized and well managed. The GLB Act also provides that a bank holding company's election to become a financial holding company will not be effective if the Federal Reserve Board finds that, as of the date the company submits its election to the Federal Reserve Board, not all of the insured depository institutions controlled by the company have achieved at least a "satisfactory" rating at the date of their most recent Community Reinvestment Act examination. The activities of bank holding companies that are not financial holding companies continue to be limited to activities currently authorized under the Bank Holding Company Act, such as activities that the Federal Reserve Board has previously determined to be closely related to banking and permissible for bank holding companies.

        While aware of the flexibility offered by financial holding company status, each of MB Financial and MidCity Financial has, for the time being, decided not to make an election to convert to a financial holding company and does not anticipate doing so prior to the merger. There are no current plans for the new company to elect financial holding company status; however, MB Financial and MidCity Financial will before the merger, and the new company will after the merger, continue to follow the reception given to financial holding companies in the marketplace.

        PRIVACY PROVISIONS OF THE GLB ACT. Federal banking regulators, as required under the GLB Act, have adopted rules limiting the ability of banks and other financial institutions to disclose nonpublic information about consumers to non-affiliated third parties. The rules became effective November 13, 2000, but compliance before July 1, 2001 is optional. The rules require disclosure of privacy policies to consumers and, in some circumstances, allow consumers to prevent disclosure of certain personal information to non-affiliated third parties. The privacy provisions of the GLB Act will affect how consumer information is transmitted through diversified financial services companies and conveyed to outside vendors. While no assurance can be given, it is not expected that the privacy provisions will have a material adverse effect on the business, financial condition or results of operations of either MB Financial or MidCity Financial before the merger, or the new company after the merger.

FUTURE LEGISLATION AND CHANGES IN REGULATIONS

        Proposals to change the laws and regulations governing the banking industry are frequently introduced in Congress, in the state legislatures and before the various bank regulatory agencies. New legislation and/or changes in regulations could affect MB Financial, MidCity Financial and the new company in substantial and unpredictable ways, and increase or decrease the cost of doing business, limit or expand permissible activities or affect the competitive balance among banks and other financial institutions. The likelihood and timing of any proposed legislation or changes in regulations and the impact they might have on MB Financial, MidCity Financial and the new company cannot be determined at this time.

                 DESCRIPTION OF CAPITAL STOCK OF THE NEW COMPANY

        This section of the joint proxy statement-prospectus describes the material terms of the capital stock of the new company under the charter and bylaws of the new company that will be in effect immediately after the merger is completed. The terms of the new company's charter and bylaws are more detailed than the information provided below. A copy of the form of the new company's charter, which will be represented by the articles of amendment and restatement of the new company's articles of incorporation, is attached as Appendix F to this joint proxy statement-prospectus. A copy of the form of the new company's amended and restated bylaws is attached as Appendix G to this joint proxy statement-prospectus.

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GENERAL

        The authorized capital stock of the new company consists of:

        -       40,000,000 shares of common stock, par value $.01 per share; and

        -       1,000,000 shares of preferred stock, par value $.01 per share.


        The new company's charter will authorize the new company's board of directors to classify or reclassify any unissued shares of capital stock from time to time into one or more classes or series of stock by setting or changing in one or more respects the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications or terms and conditions of redemption of such shares. The new company's charter will provide by its terms that it may be amended by action of the new company's board of directors without a stockholder vote to change the number of shares of authorized capital stock. See "Comparison of Stockholder Rights--Amendment of Corporate Governance Documents." Based on the number of shares of MB Financial and MidCity Financial common stock outstanding as of _______, 2001, it is expected that approximately 17.52 million shares of new company common stock will be issued and outstanding immediately after the merger is completed. No shares of new company preferred stock or other stock will be outstanding immediately after the merger. The common stock of the new company will be traded on The Nasdaq Stock Market National Market system under the symbol "MBFI," which is currently the symbol for MB Financial common stock. See "Summary--Stock Price and Dividend Information."


COMMON STOCK

        Each share of new company common stock will have the same relative rights and be identical in all respects with each other share of new company common stock. New company common stock will represent non- withdrawable capital, will not be of an insurable type and will not be insured by the Federal Deposit Insurance Corporation or any other government agency.

        Subject to any prior rights of the holders of any preferred stock of the new company then outstanding, holders of new company common stock will be entitled to receive such dividends as are declared by the board of directors of the new company out of funds legally available for dividends. As described under "Management After the Merger," the bylaws of the new company will provide that until the third annual meeting of stockholders of the new company, or possibly sooner under certain circumstances, a decision to maintain an annual dividend payout ratio of less than 25% must be approved by two-thirds of the entire board of directors of the new company.

        Except with respect to greater than 14.9% stockholders, full voting rights will be vested in the holders of new company common stock and each share will be entitled to one vote. See "Comparison of Stockholders Rights-- Restrictions on Voting Rights." Subject to any prior rights of the holders of any new company preferred stock then outstanding, in the event of liquidation, dissolution or winding up of the new company, holders of shares of new company common stock will be entitled to receive, pro rata, any assets distributable to stockholders in respect of shares held by them. Holders of shares of new company common stock will not have any preemptive rights to subscribe for any additional securities which may be issued by the new company, nor will they have cumulative voting rights.


PREFERRED AND OTHER STOCK



        The new company may issue preferred stock, preference stock, special stock or other stock, in one or more series at such time or times and for such consideration as the board of directors of the new company may determine, generally without stockholder approval. The board of directors of the new company is expressly authorized at any time, and from time to time, to issue new company preferred or other stock, with such voting and other powers, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions, as are stated and expressed in the board resolution providing for the issuance. The board of directors of the new company is authorized to designate the series and the number of shares comprising such series, the dividend rate on the shares of such series, the redemption rights, if any, any purchase, retirement or sinking fund provisions, any conversion rights and any special voting rights. The ability of the board of directors of the new company to approve

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the issuance of preferred or other stock without stockholder approval could make an acquisition by an unwanted suitor of a controlling interest in the new company more difficult, time-consuming or costly, or otherwise discourage an attempt to acquire control of the new company.



        Shares of preferred or other stock redeemed or acquired by the new company may return to the status of authorized but unissued shares, without designation as to series, and may be reissued by the new company upon approval of its board of directors.


OTHER ANTI-TAKEOVER PROVISIONS


        In addition to the ability to issue preferred and other stock without stockholder approval, the charter and bylaws of the new company will contain a number of other provisions which may have the effect of delaying, deferring or preventing a change in control of the new company. See "Comparison of Stockholder Rights."


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                        COMPARISON OF STOCKHOLDER RIGHTS


        Each of MB Financial and MidCity Financial is incorporated under the laws of the State of Delaware. The new company is incorporated under the laws of the State of Maryland. The primary reason for incorporating the new company in Maryland, rather than Delaware, is that Maryland does not impose an annual franchise tax. By incorporating in Maryland instead of Delaware, it is expected that the new company will save approximately $150,000 per year, which is the amount in franchise taxes the new company would have to pay each year if it were incorporated in Delaware. The rights of holders of MB Financial common stock and MidCity Financial common stock are governed by Delaware law and the respective certificates of incorporation and bylaws of MB Financial and MidCity Financial. The rights of holders of new company common stock after the merger will be governed by Maryland law and the charter and bylaws of the new company. A copy of the form of the new company's charter, which will be represented by the articles of amendment and restatement of its articles of incorporation, is attached to this joint proxy statement-prospectus as Appendix F. A copy of the form of the new company's amended and restated bylaws is attached to this joint proxy statement-prospectus as Appendix G.


        This section of the joint proxy statement-prospectus describes the material differences between the rights of MB Financial stockholders and MidCity Financial stockholders. This section also includes a brief description of the material rights that new company stockholders are expected to have following completion of the merger, although in some cases the board of directors of the new company retains the discretion to alter those rights without stockholder consent. This section does not include a complete description of all differences among the rights of these stockholders, nor does it include a complete description of the specific rights of these stockholders. In addition, the identification of some of the differences in the rights of these stockholders as material is not intended to indicate that other differences that are equally important do not exist. The discussion in this section is qualified in its entirety by reference to Delaware and Maryland law, and to the respective certificates of incorporation and bylaws of MB Financial and MidCity Financial and the charter and bylaws of the new company.

AUTHORIZED CAPITAL STOCK

        MB FINANCIAL. The authorized capital stock of MB Financial consists of:

        -       20,000,000 shares of common stock, par value $.01 per share; and

        -       1,000,000 shares of preferred stock, par value $.01 per share.

        MIDCITY FINANCIAL. The authorized capital stock of MidCity Financial consists of:

        -       100,000 shares of common stock, par value $20.00 per share; and

        -       no shares of preferred stock.


        NEW COMPANY. The authorized capital stock of the new company consists of 41,000,000 shares of capital stock, initially classified as follows:


        -       40,000,000 shares of common stock, par value $.01 per share; and

        -       1,000,000 shares of preferred stock, par value $.01 per share.


        The new company's charter will authorize the new company's board of directors to classify or reclassify any unissued shares of capital stock from time to time into one or more classes or series of stock by setting or changing in one or more respects the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications or terms and conditions of redemption of such shares. Each of MB Financial and MidCity Financial is authorized under its certificate of incorporation, and the new company will be authorized under its charter, to issue additional shares of capital stock, up to the amount authorized, generally without stockholder approval. In addition, the new company's charter will provide by its terms that it may be amended by the new company's board of directors, without a stockholder vote, to change the number of shares of capital stock authorized.

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Such an amendment to the certificate of incorporation of either MB Financial or MidCity Financial requires stockholder approval in addition to action by the board of directors. See "--Amendment of Corporate Governance Documents."


DIVIDENDS

        MB FINANCIAL. Pursuant to Delaware law, MB Financial may pay dividends on its common stock out of its surplus or, if there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year. Delaware law also provides that dividends may not be paid out of net profits if, after the payment of the dividends, the capital of MB Financial would be less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

        MIDCITY FINANCIAL. MidCity Financial is subject to the same limitations of Delaware law on its ability to pay dividends as MB Financial.

        NEW COMPANY. Under Maryland law, the new company is permitted to make dividends or other distributions unless after the distribution: (1) the new company would not be able to pay its debts as they become due in the usual course of business; or (2) the new company's total assets would be less than the sum of its total liabilities, plus, unless the new company's charter permits otherwise, the amount that would be needed, if the new company were dissolved at the time of the distribution, to satisfy preferential rights of stockholders whose preferential rights are superior to those receiving the distribution. In addition, the bylaws of the new company will provide that from the time of completion of the merger through the third annual meeting of stockholders of the new company (or possibly a shorter period after the merger, under certain circumstances), a decision to maintain an annual dividend payout ratio of less than 25% must be approved by two-thirds of the entire board of directors of the new company. See "Management After the Merger."

ADVANCE NOTICE REQUIREMENTS FOR PRESENTATION OF BUSINESS AND NOMINATIONS OF DIRECTORS AT ANNUAL MEETINGS OF STOCKHOLDERS

        MB FINANCIAL. The bylaws of MB Financial provide that MB Financial must receive written notice of any stockholder director nomination or proposal for business at an annual meeting of stockholders no later than 30 days before the date of the meeting. If, however, less than 40 days' notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice of the nomination or proposal must be received by MB Financial no later than the 10th day following the earlier of the date the notice of the annual meeting date is mailed or public disclosure of the meeting date is made.

        MIDCITY FINANCIAL. There are no advance notice requirements for stockholder director nominations or proposals for new business under either the certificate of incorporation or the bylaws of MidCity Financial.

        NEW COMPANY. The bylaws of the new company will provide that the new company must receive written notice of any stockholder proposal for business at an annual meeting of stockholders not less than 90 days or more than 120 days before the anniversary of the preceding year's annual meeting. With respect to proposals for the first annual meeting of stockholders, or if the date of the current year annual meeting is advanced by more than 20 days or delayed by more than 60 days from the anniversary date of the preceding year's annual meeting, notice of the proposal must be received by the new company no earlier than the close of business on the 120th day prior to the date of the annual meeting and no later than the close of business on the later of the 90th day prior to the annual meeting or the 10th day following the day on which notice of the meeting is mailed or public disclosure of the meeting date is first made, whichever occurs first.

        The bylaws of the new company also will provide that the new company must receive written notice of any stockholder director nomination for a meeting of stockholders not less than 90 days or more than 120 days before the date of the meeting. If, however, less than 100 days' notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice of the nomination must be received by the secretary no later than the tenth day following the day on which notice of the meeting is mailed or public disclosure of the meeting date is first made, whichever occurs first.

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CUMULATIVE VOTING FOR ELECTION OF DIRECTORS

        Under Delaware law and Maryland law, a corporation may provide for cumulative voting in the election of directors in its certificate of incorporation (in the case of a Delaware corporation) or charter (in the case of a Maryland corporation). Pursuant to their respective certificates of incorporation, neither MB Financial nor MidCity Financial permits cumulative voting in the election of directors. Pursuant to its charter, the new company likewise will not permit cumulative voting in the election of directors. The absence of cumulative voting rights means that the holders of a majority of the shares voted at a meeting of stockholders may, if they so choose, elect all the directors to be elected at that meeting, and thus preclude minority stockholder representation on the board of directors.

RESTRICTIONS ON VOTING RIGHTS

        MB FINANCIAL. The MB Financial certificate of incorporation generally prohibits any stockholder that beneficially owns more than 10% of the outstanding shares of MB Financial common stock from voting shares in excess of this limit.

        MIDCITY FINANCIAL. MidCity Financial's certificate of incorporation does not contain a voting limitation.

        NEW COMPANY. The charter of the new company will contain a voting limitation identical to the one in the MB Financial certificate of incorporation, except that the new company percentage limitation is 14.9%.

        MARYLAND CONTROL SHARE ACQUISITION STATUTE. The Maryland General Corporation Law contains a control share acquisition statute which, in general terms, provides that where a stockholder acquires issued and outstanding shares of a corporation's voting stock (referred to as control shares) within one of several specified ranges (one- tenth or more but less than one-third, one-third or more but less than a majority, or a majority or more), approval by stockholders of the control share acquisition must be obtained before the acquiring stockholder may vote the control shares. The required stockholder vote is two-thirds of all votes entitled to be cast, excluding "interested shares," defined as shares held by the acquiring person, officers of the corporation and employees who are also directors of the corporation. A corporation may, however, opt-out of the control share statute through a charter or bylaw provision, which the new company will do pursuant to its bylaws. Accordingly, the Maryland control share acquisition statute will not apply to acquisitions of shares of new company common stock. Though not expected, the new company could decide to become subject to the Maryland control share acquisition statute by amending its bylaws to eliminate the opt-out provision. See "--Amendment of Corporate Governance Documents."

NUMBER AND CLASSIFICATION OF DIRECTORS

        MB FINANCIAL. MB Financial's certificate of incorporation provides that the number of directors is set from time to time by vote of a majority of all members of the board of directors. The MB Financial board of directors is currently comprised of 12 members. The board is divided into three classes, with each class serving a staggered three-year term.

        MIDCITY FINANCIAL. MidCity Financial's bylaws provide that the number of directors is determined by the board of directors. The MidCity Financial board of directors is currently comprised of ten members. The board is not classified; accordingly, each director is elected annually.

        NEW COMPANY. Like the board of directors of MB Financial, the new company's board of directors will be divided into three classes, with the members of each class of directors serving staggered three-year terms. The new company's bylaws will provide that, after the merger and until the first to occur of (1) the third annual meeting of stockholders of the new company or (2) the consummation of a business combination approved by two-thirds of the entire board of directors resulting in the stockholders of the new company owing less than 51% of the resulting entity in the business combination, the new company will have 17 directors, with eight directors selected by MB Financial and nine directors chosen by MidCity Financial. Pursuant to the merger agreement and the new company bylaws, the classes of directors with terms expiring at the first and second annual meetings of stockholders of the new

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company will each be comprised of three persons designated by the MB
Financial board of directors and three persons designated by the MidCity Financial board of directors. The board class expiring at the third annual meeting of stockholders will be comprised of three MidCity Financial-designated directors and two MB Financial- designated directors.

REMOVAL OF DIRECTORS

        MB FINANCIAL. The MB Financial certificate of incorporation provides that, subject to the rights of the holders of any class of preferred stock outstanding, directors may be removed from office only for cause and only by the vote of the holders of at least 80% of the voting power of the outstanding shares of capital stock entitled to vote generally in the election of directors.

        MIDCITY FINANCIAL. The bylaws of MidCity Financial provide that directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote generally in the election of directors.


        NEW COMPANY. The director removal provision of the new company's charter will be substantially the same as the one contained in the MB Financial certificate of incorporation.


FILLING VACANCIES ON THE BOARD OF DIRECTORS

        MB FINANCIAL. The MB Financial certificate of incorporation provides that, subject to the rights of the holders of any series of preferred stock outstanding, vacancies in the board of directors may be filled only by a majority vote of the directors then in office.

        MIDCITY FINANCIAL. Similar to the MB Financial certificate of incorporation, the MidCity Financial bylaws provide that director vacancies may be filled by a majority of the directors then in office.

        NEW COMPANY. Under the bylaws of the new company, after the merger and until the first to occur of (1) the third annual meeting of stockholders of the new company or (2) the consummation of a business combination approved by two-thirds of the entire board of directors resulting in the stockholders of the new company owing less than 51% of the resulting entity in the business combination, the following will apply with respect to board vacancies:

        o any vacancy created by the departure of a MB Financial-designated director will be filled by an individual nominated by a majority vote of the remaining MB Financial-designated directors and appointed by a majority of the remaining members of the board, subject to their fiduciary duties, and any vacancy created by the departure of a MidCity Financial-designated director will be filled by an individual nominated by a majority vote of the remaining MidCity Financial-designated directors and appointed by a majority of the remaining members of the board, subject to their fiduciary duties; and

        o any vacancy created by an increase in the number of directors will be filled by a vote of two-thirds of the entire board of directors.


        After the expiration of these provisions, vacancies will be filled, pursuant to the new company's charter, in substantially the same manner provided in the MB Financial certificate of incorporation, except that stockholders of the new company, in addition to the board of directors, may fill any vacancy created by the removal of a director.


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AMENDMENT OF CORPORATE GOVERNANCE DOCUMENTS

        MB FINANCIAL. Generally, the MB Financial certificate of incorporation may be amended in the manner prescribed by Delaware law, which requires the approval of the board of directors of MB Financial and at least a majority of the outstanding shares of MB Financial common stock. The amendment of certain other provisions of the MB Financial certificate of incorporation, however, requires the vote of at least 80% of the outstanding shares of capital stock entitled to vote generally in the election of directors. These include provisions relating to: voting limitations on 10% or greater stockholders; the prohibition on stockholder action by written consent; the call of special stockholders' meetings; the number, classification, election and removal of directors; certain business combinations with greater than 10% stockholders; the prevention of greenmail; indemnification of directors and officers; and amendments to the certificate of incorporation and bylaws.

        MB Financial's bylaws may be amended either by its board of directors, by the vote of a majority of the entire board of directors, or by its stockholders, by the vote of the holders of 80% of the voting power of the capital stock entitled to vote generally in the election of directors.

        MIDCITY FINANCIAL. Like the MB Financial certificate of incorporation, the MidCity Financial certificate of incorporation generally may be amended in the manner prescribed by Delaware law, which requires the approval of the board of directors of MidCity Financial and at least a majority of the outstanding shares of MidCity Financial common stock. Amendment of the provision requiring a super-majority vote for mergers or similar transactions, however, requires approval of 66 2/3% of the outstanding shares of MidCity Financial common stock. See "-- Super-Majority Stockholder Vote for Mergers, Acquisitions and Certain Other Transactions."

        MidCity Financial's bylaws may be amended by the board of directors, by a majority vote of the directors present at a meeting at which a quorum is present, or by the stockholders, by the holders of a majority of the outstanding shares of capital stock entitled to vote, present in person or by proxy.

        NEW COMPANY. The new company's charter will contain a provision regarding amendments of the charter that will be similar to the one contained in the MB Financial certificate of incorporation. That is, generally the charter may be amended upon approval by the board of directors and the holders of a majority of the outstanding shares of new company common stock, with a super-majority stockholder vote required for amending specified provisions. These provisions are essentially the same as those specified in the MB Financial certificate of incorporation, except that amendment of the new company charter provision limiting the liability of directors and officers will require a super-majority stockholder vote; the comparable provision of the MB Financial certificate of incorporation, which limits the liability of directors (but not officers), requires only a majority vote for an amendment. The new company's charter will provide by its terms that it may be amended by the new company's board of directors, without a stockholder vote, to change the number of shares of capital stock authorized for issuance. Such an amendment to the certificate of incorporation of either MB Financial or MidCity Financial requires stockholder approval in addition to action by the board of directors.

        The new company's bylaws will provide that after the merger and until the first to occur of (1) the third annual meeting of stockholders of the new company or (2) the consummation of a business combination approved by two-thirds of the entire board of directors resulting in the stockholders of the new company owing less than 51% of the resulting entity in the business combination, the section of the new company bylaws regarding management after the merger may only be amended by (a) the vote of a majority of the MB Financial-designated directors and a majority of the MidCity Financial-designated directors and (b) the vote of two-thirds of the entire board of directors. For a description of this section of the new company bylaws, see "Management After the Merger."

        The new company's bylaws will provide that all other sections of the new company's bylaws, as well as the section on management after the merger (once that section is no longer in effect), may by amended by the board of directors, by a vote of a majority of the entire board of directors. The new company's bylaws (including the section on management after the merger while it is in effect) also will provide that the bylaws may be amended by the stockholders, by the vote of the holders of 80% of the outstanding shares of capital stock entitled to vote generally in the election of directors.

BUSINESS COMBINATIONS WITH CERTAIN PERSONS


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        MB FINANCIAL. The MB Financial certificate of incorporation provides that certain business combinations (e.g., mergers, share exchanges, significant asset sales and significant stock issuances) involving "interested stockholders" of MB Financial require, in addition to any vote required by law, the approval of at least 80% of the voting power of the outstanding shares of stock entitled to vote generally in the election of directors, unless either (i) a majority of the disinterested directors have approved the business combination or (ii) certain fair price and procedure requirements are satisfied. An "interested stockholder" generally means a person who is a 10% or greater stockholder of MB Financial or who is an affiliate of MB Financial and at any time within the past two years was a 10% stockholder of MB Financial.

        MIDCITY FINANCIAL. Neither the MidCity Financial certificate of incorporation nor the MidCity Financial bylaws contains a super-majority stockholder vote requirement for business combinations with stockholders owning more than a specified percentage of MidCity Financial common stock; however, as described under "-- Super- Majority Stockholder Vote for Mergers, Acquisitions and Certain Other Transactions," the MidCity Financial certificate of incorporation does contain a super-majority vote requirement for mergers and similar transactions.


        NEW COMPANY. The charter of the new company will contain a provision on business combinations with interested stockholders that is substantially the same as the one contained in the MB Financial certificate of incorporation, except that the percentage for a person to be an "interested stockholder" will be 14.9% under the new company's charter.


        DELAWARE STATUTORY PROVISION. Section 203 of the Delaware General Corporation Law provides that if a person acquires 15% or more of the stock of a Delaware corporation, thereby becoming an "interested stockholder," (for purposes of Section 203) that person may not engage in certain business combinations with the corporation for a period of three years unless one of the following three exceptions applies:

        o the board of directors approved the acquisition of stock or the business combination transaction prior to the time that the person became an interested stockholder;

        o the person became an interested stockholder and 85% owner of the voting stock of the corporation in the transaction in which it became an interested stockholder, excluding voting stock owned by directors who are also officers and certain employee stock plans; or

        o the business combination transaction is approved by the board of directors and by the affirmative vote of two-thirds of the outstanding voting stock which is not owned by the interested stockholder at an annual or special meeting.

        A Delaware corporation may elect not to be governed by Section 203. None of MB Financial, MidCity Financial or the new company has made such an election.
Section 203 does not apply to the merger of MB Financial and MidCity Financial.

        MARYLAND STATUTORY PROVISION. Like the Delaware General Corporation Law, the Maryland General Corporation Law contains a business combination statute. The Maryland business combination statute prohibits a business combination between a corporation and an interested stockholder (one who beneficially owns 10% or more of the voting power) for a period of five years after the interested stockholder first becomes an interested stockholder, unless the transaction has been approved by the board of directors before the interested stockholder became an interested stockholder or the corporation has exempted itself from the statute pursuant to a charter provision. After the five-year period has elapsed, a corporation subject to the statute may not consummate a business combination with an interested stockholder unless (1) the transaction has been recommended by the board of directors and (2) the transaction has been approved by (a) 80% of the outstanding shares entitled to be cast and (b) two-thirds of the votes entitled to be cast other than shares owned by the interested stockholder. This approval requirement need not be met if certain fair price and terms criteria have been satisfied.

        The new company has opted-out of the Maryland business combination statute through a provision in its charter.

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PREVENTION OF GREENMAIL


        MB FINANCIAL. The MB Financial certificate of incorporation generally prohibits MB Financial from acquiring any of its own equity securities from a beneficial owner of 5% or more of MB Financial's voting stock unless: (I) the acquisition is approved by the holders of at least 80% of MB Financial's voting stock not owned by the seller; (ii) the acquisition is made as part of a tender or exchange offer by MB Financial or a subsidiary of MB Financial to purchase securities of the same class on the same terms to all holders of such securities; (iii) the acquisition is pursuant to an open market purchase program approved by a majority of the board of directors, including a majority of the disinterested directors; or (iv) the acquisition is at or below the market price of the MB Financial common stock and is approved by a majority of the board of directors, including a majority of the disinterested directors.

        MIDCITY FINANCIAL. The MidCity Financial certificate of incorporation does not contain a similar provision.

        NEW COMPANY. The new company's charter will contain a provision identical to the one contained in the MB Financial certificate of incorporation.

SUPER-MAJORITY STOCKHOLDER VOTE FOR MERGERS, ACQUISITIONS AND CERTAIN OTHER TRANSACTIONS

        MB FINANCIAL. The MB Financial certificate of incorporation and bylaws do not contain any provision requiring a super-majority vote for mergers and similar transactions, except with respect to business combinations with 10% or greater stockholders under certain circumstances. See "--Business Combinations with Certain Persons."

        MIDCITY FINANCIAL. The MidCity Financial certificate of incorporation requires the vote of the holders of 66 2/3% of the outstanding shares of MidCity Financial common stock to approve any merger of consolidation of MidCity Financial or the sale, assignment or transfer of all or substantially all of its assets or capital stock.

        NEW COMPANY. Like the MB Financial certificate of incorporation and bylaws, the charter and bylaws of the new company will not contain any provision requiring a super-majority vote for mergers and similar transactions, except with respect to business combinations with 14.9% or greater stockholders under certain circumstances. See "--Business Combinations with Certain Persons." In addition, except for matters which under the new company's charter will require a super-majority stockholder vote, the new company's charter will specifically provide that notwithstanding any provision of law requiring action by stockholders by a vote of greater than a majority of the outstanding shares to vote, the action will be valid if approved by the holders of at least a majority of the outstanding shares entitled to vote.

NON-SHAREHOLDER CONSTITUENCY PROVISION

        MB FINANCIAL. The MB Financial certificate of incorporation provides that when evaluating any offer of another person to (1) make a tender or exchange offer for any equity security of MB Financial, (2) merge or consolidate MB Financial with another corporation or entity or (3) acquire all or substantially all of the properties and assets of MB Financial, the MB Financial board of directors may in exercising its judgment as to what is in the best interest of MB Financial and its stockholders give due consideration to all relevant factors, including, among other things:

        o the social and economic effects of acceptance of the offer on the present and future customers and employees of MB Financial and its subsidiaries and on the communities in which MB Financial and its subsidiaries operate or are located; and

        o the ability of MB Financial to fulfill its corporate objectives as a financial institution holding company and on the ability of its subsidiary financial institution to fulfill the objectives of a federally insured financial institution.

        MIDCITY FINANCIAL. The MidCity Financial certificate of incorporation does not contain a similar provision.

        NEW COMPANY. The charter of the new company will provide that when evaluating any offer of another person to (1) make a tender or exchange offer for any equity security of the new company, (2) merge or consolidate the new company with another corporation or entity or (3) acquire all or substantially all of the properties and assets of the new company, or when evaluating any other transaction which would or may involve a change in control of the new company, the new company's board of directors may, in exercising its business judgment as to what is in the best interests of the new company and its stockholders and in making any recommendation to the new company's stockholders, give due consideration to all relevant factors, including, but not limited to:



        o the immediate and long-term economic effect upon the new company's stockholders, including stockholders, if any, who do not participate in the transaction;



        o the social and economic effect on the employees, creditors and customers of, and others dealing with, the new company and its subsidiaries and on the communities in which the new company and its subsidiaries operate or are located;



        o whether the proposal is acceptable based on the historical, current or projected future operating results or financial condition of the new company;



        o whether a more favorable price could be obtained for the new company's stock or other securities in the future;



        o the reputation and business practices of the other entity to be involved in the transaction and its management and affiliates as they would affect the employees of the new company and its subsidiaries;



        o the future value of the stock or any other securities of the new company or the other entity to be involved in the proposed transaction;



        o any antitrust or other legal and regulatory issues that are raised by the proposal;



        o the business and historical, current or projected future financial condition or operating results of the other entity to be involved in the proposed transaction, including, but not limited to, debt service and other existing financial obligations, financial obligations to be incurred in connection with the proposed transaction, and other likely financial obligations of the other entity to be involved in the proposed transaction; and



        o the ability of the new company to fulfill its objectives as a financial institution holding company and on the ability of its subsidiary financial institution(s) to fulfill the objectives of a federally insured financial institution.



        If the new company's board of directors determines that any proposed business combination or transaction which would or may involve a change in control of the new company should be rejected, it may take any lawful action to defeat the transaction, including, but not limited to, any or all of the following:



        o       advising stockholders not to accept the proposal;



        o       instituting litigation against the party making the proposal;



        o       filing complaints with governmental and regulatory authorities;



        o       acquiring the stock or any other securities of the new company;

        o increasing the authorized capital stock of the new company; selling or otherwise issuing authorized but unissued stock, other securities or granting options or rights with respect to authorized but unissued stock;



        o acquiring a company to create an antitrust or other regulatory problem for the party making the proposal; and




         o obtaining a more favorable offer from another individual or entity.


ACTION BY STOCKHOLDERS WITHOUT A MEETING

         MB FINANCIAL. The MB Financial certificate of incorporation provides that any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting of stockholders and not by written consent.

         MIDCITY FINANCIAL. The MidCity Financial bylaws provide that MidCity Financial's stockholders may act by written consent without a meeting if the consent is signed by the holders of the number of shares that would have been required to effect the action at an actual meeting of the stockholders.

         NEW COMPANY. The new company's bylaws will provide that any action required or permitted to be taken at a meeting of stockholders may instead be taken without a meeting if a unanimous written consent which sets forth the action is signed by each stockholder entitled to vote on the matter.

SPECIAL MEETINGS OF STOCKHOLDERS

         MB FINANCIAL. The MB Financial certificate of incorporation provides that special meetings of stockholders may be called only by the board of directors by vote of a majority of the entire board.

         MIDCITY FINANCIAL. The MidCity Financial bylaws provide that special meetings of stockholders may be called by: (1) the Chairman of the Board; (2) the Vice Chairman; (3) the President; (4) a simple majority of the board of directors; or (5) by the record holders of at least a majority of the outstanding shares of MidCity Financial common stock entitled to vote at the meeting.

         NEW COMPANY. The new company bylaws will provide that special meetings of stockholders may be called by the President of the new company or by the new company's board of directors by vote of a majority of the entire board. In addition, the new company bylaws will provide that a special meeting of stockholders shall be called by the Secretary of the new company on the written request of stockholders entitled to cast at least a majority of all votes entitled to be cast at the meeting.

LIMITATIONS ON DIRECTORS' AND OFFICERS' LIABILITY

         Each of the MB Financial and Mid-City Financial certificates of incorporation contain a provision limiting the personal liability of directors to the extent permitted by the Delaware General Corporation Law, which provides that no director will be personally liable to the company or its stockholders for monetary damages for any breach of fiduciary duty except as follows:

         (1) A director may be liable under Section 174 of the Delaware General Corporation Law, which creates liability for unlawful payment of dividends and unlawful stock purchases or redemptions; and

         (2)      A director also may be liable for:

                  o breaching his or her duty of loyalty to the company or its stockholders;

                  o for acts and omissions not in good faith or which involve intentional misconduct or a knowing violation of law; or

                  o deriving an improper personal benefit from a transaction with the company.

         Consistent with Maryland law, the new company's charter will provide that an officer or director of the new company may not be liable to the new company or its stockholders for money damages, except to the extent:

         o it is proved that the person actually received an improper benefit, for the amount of the benefit; or

         o a final judgment or adjudication against the person is based on a finding that the person's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action against the person; or

         o        otherwise provided by the Maryland General Corporation Law.

INDEMNIFICATION

         Under Delaware law, a corporation may indemnify its directors, officers, employees and certain other individuals against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings arising because of the person's relationship to the corporation. Generally, the indemnification will cover expenses regardless of whether the action stems from a civil, criminal, administrative or investigative proceeding if the individual acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, in the case of a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. A similar standard applies in an action or suit by or in the right of the corporation (i.e., a stockholder derivative claim) except that indemnification only extends to expenses, including attorneys' fees, incurred in the defense or settlement of such a proceeding. In cases involving the right of the corporation, Delaware law requires court approval before there can be any indemnification when the person seeking the indemnification has been found liable to the corporation. To the extent that a person otherwise eligible to be indemnified is successful on the merits or otherwise in defense in any action, suit or proceeding described above, indemnification for expenses, including attorneys' fees, actually and reasonably incurred is mandatory under Delaware law.

         Each of the MB Financial and Mid-City Financial certificates of incorporation generally provide for the indemnification of directors and officers to the extent permitted by Delaware law.

         The Maryland General Corporation Law permits a corporation to indemnify its directors, officers, employees and agents against judgments, penalties, fines, settlements and reasonable expenses actually incurred unless it is proven that (1) the conduct of the person was material to the matter giving rise to the proceeding and the person acted in bad faith or with active and deliberate dishonesty, (2) the person actually received an improper personal benefit or (3) in the case of a criminal proceeding, the person had reason to believe that his conduct was unlawful. Maryland law provides that where a person is a defendant in a derivative proceeding, the person may not be indemnified if the person is found liable to the corporation. Maryland law also provides that a person may not be indemnified in respect of any proceeding alleging improper personal benefit in which the person was found liable on the grounds that personal benefit was improperly received. The person found liable in the derivative proceeding or in the proceeding alleging improper personal benefit may petition a court to nevertheless order indemnification if the court determines that the person is fairly and reasonably entitled to indemnification in view of all the relevant circumstances. Similar to Delaware law, Maryland law provides that unless otherwise provided in the corporation's charter, a director or officer (but not an employee or agent) who is successful on the merits or otherwise in defense of any proceeding must be indemnified against reasonable expenses.

         The charter of the new company will provide that the new company will indemnify its directors and officers to the fullest extent required or permitted by the Maryland General Corporation Law.

APPRAISAL RIGHTS

         DELAWARE LAW. Under the Delaware General Corporation Law, stockholders of a corporation who are voting on a merger or consolidation generally are entitled to dissent from the transaction and obtain payment of the fair value of their shares (so-called "appraisal rights"). Appraisal rights do not apply if, however, (1) the shares are listed on a national securities exchange or The Nasdaq Stock Market National Market system or are held by 2,000 or more holders of record and (2) except for cash in lieu of fractional share interests, the shares are being exchanged for the shares of the surviving corporation of the merger or the shares of any other corporation, which shares of such other corporation will, as of the effective date of the merger or consolidation, be listed on a national securities exchange or The Nasdaq Stock Market National Market system or held of record by more than 2,000 holders.

         Because MB Financial common stock is listed on The Nasdaq Stock Market National Market system, and since the common stock of the new company will be listed on The Nasdaq Stock Market National Market system upon completion of the merger, MB Financial stockholders are not entitled to appraisal rights in connection with the merger. Stockholders of MB Financial would, however, be entitled to appraisal rights in a transaction calling for them to exchange their MB Financial shares for consideration of a type other than that described in item (2) above, such as a merger where the consideration for MB Financial stockholders is to be paid all or partly in cash (in additional to cash in lieu of fractional share interests). Since MidCity Financial common stock is not listed on a national securities exchange or The Nasdaq Stock Market National Market system or held by 2,000 or more holders of record, MidCity Financial stockholders are entitled to appraisal rights in connection with the merger. See "The Merger--Appraisal Rights." MidCity Financial stockholders would generally be entitled to appraisal rights in any other merger or consolidation transaction except a merger where MidCity Financial is the surviving entity and MidCity Financial stockholders are not required to vote on the transaction.

         MARYLAND LAW. The Maryland General Corporation Law provides that, except in connection with a transaction governed by the Maryland business combination statute or exempted from that statute pursuant to the statute's fair price provisions, a stockholder is not entitled to demand the fair value of his or her shares of stock in any transaction if the stock is listed on a national securities exchange or The Nasdaq Stock Market National Market system or SmallCap system. Because, as described under "--Business Combinations with Certain Persons," the new company will opt-out of the Maryland business combination statute through a charter provision, and since the common stock of the new company will be listed on The Nasdaq Stock Market upon completion of the merger, the holders of new company common stock after the merger will not be entitled to appraisal rights under any circumstances, regardless of the form of consideration to be paid for their shares.

STOCKHOLDER INSPECTION RIGHTS

         DELAWARE LAW. The Delaware General Corporation Law provides that any stockholder of record, regardless of the number of shares held and how long he has held his shares, generally has the right to inspect the corporation's stock ledger, list of stockholders and other books and records, provided he has a proper purpose for doing so and satisfies certain procedural requirements.

         MARYLAND LAW. Under the Maryland General Corporation Law, only a holder or group of holders of 5% or more of the corporation's stock for at least six months has the right to inspect the corporation's stock ledger, list of stockholders and books of account. Stockholders who have held their shares for less than six months and holders of fewer than 5% of the shares are entitled to inspect the corporation's bylaws, stockholder minutes, annual statement of affairs and any voting trust agreements.

                            LEGAL AND TAX MATTERS

         The validity of the new company common stock to be issued in connection with the merger will be passed upon by Silver, Freedman & Taff, L.L.P., Washington, D.C. It is a condition to the completion of the merger that MB Financial receive an opinion from Silver, Freedman & Taff, L.L.P. and that MidCity Financial receive an opinion from Winston & Strawn, Chicago, Illinois, with respect to the federal income tax consequences of the merger.

                                   EXPERTS

         The consolidated financial statements of MB Financial as of December 31, 2000 and 1999 and for each of the years in the three-year period ended December 31, 2000, included in MB Financial's Annual Report on Form 10-K for the year ended December 31, 2000 and incorporated into this joint proxy statement-prospectus by reference, have been audited by McGladrey & Pullen, LLP, independent certified public accountants, as stated in their report incorporated by reference in this joint proxy statement-prospectus, and upon the authority of the firm as experts in accounting and auditing.

         The consolidated financial statements of MidCity Financial as of December 31, 2000 and 1999, and for each of the years in the three year period ended December 31, 2000, included in this joint proxy statement-prospectus, have been so included in reliance upon the report of KPMG LLP, independent certified public accountants, included in this joint proxy statement-prospectus, and upon the authority of said firm as experts in accounting and auditing.

                            STOCKHOLDER PROPOSALS

NEW COMPANY

         It is expected that the first annual meeting of stockholders of the new company will be held in April 2002. In order to be eligible for inclusion in the new company's proxy materials for that annual meeting, any stockholder proposal must be received at the new company's executive office at 801 West Madison Street, Chicago, Illinois 60607 by November 20, 2001. To be considered for presentation at that annual meeting, although not included in the new company's proxy materials for that meeting, a stockholder proposal must be received at the new company's executive office not earlier than the close of business on the 120th day prior to the date of the meeting and not later than the later of the 90th day prior to the meeting or the tenth day after the day on which notice of the date of the meeting is mailed or public disclosure of the date of the meeting is first made, whichever occurs first.

MB FINANCIAL

         MB Financial will hold an annual meeting of stockholders in 2002 only if the merger has not already been completed. If the 2002 annual meeting is held, then in order to be eligible for inclusion in MB Financial's proxy materials for that annual meeting, any stockholder proposal must be received at MB Financial's executive office at 1200 North Ashland Avenue, Chicago, Illinois 60622 by November 20, 2001. To be considered for presentation at that annual meeting, although not included in the new company's proxy statement for that meeting, a stockholder proposal must be received at MB Financial's executive office by no later than 30 days before the meeting. If, however, less than 40 days' notice or prior public disclosure of the date of the annual meeting is given or made to stockholders, the stockholder proposal must be received at MB Financial's executive office no later than the close of business on the tenth day following the day on which notice of the date of the meeting is mailed or public disclosure of the date of the meeting is made, whichever occurs first.

MIDCITY FINANCIAL

         MidCity Financial will hold an annual meeting of stockholders in 2002 only if the merger has not already been completed.

                     WHERE YOU CAN FIND MORE INFORMATION

         MB Financial files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these filings at the public reference room of the SEC located at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. MB Financial's SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at "www.sec.gov." You may also obtain copies of this information by mail from the Public Reference Section of the SEC, at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

         The new company filed with the SEC a registration statement on Form S-4 under the Securities Act of 1933 with respect to the shares of new company common stock to be issued in the merger. This joint proxy statement-prospectus is a part of that registration statement and constitutes a prospectus of the new company in addition to being a proxy statement of MB Financial and MidCity Financial for their special meetings. As permitted by SEC rules, this joint proxy statement-prospectus does not contain all the information contained in the registration statement or the exhibits to the registration statement. The additional information may be inspected and copied as set forth above.

         The SEC permits the incorporation by reference of information regarding MB Financial into this joint proxy statement-prospectus, which means that important business and financial information about MB Financial can be disclosed to you by referring you to another document filed separately by MB Financial with the SEC. The information incorporated by reference is considered to be part of this joint proxy statement-prospectus, and later information that MB Financial files with the SEC will update and supersede that information. This joint proxy statement-prospectus incorporates by reference the documents set forth below that MB Financial has previously filed with the SEC and all documents filed by MB Financial with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this joint proxy statement-prospectus and before the dates of the special meetings.

         MB FINANCIAL FILINGS (SEC FILE NUMBER 0-24566)


         o Annual Report on Form 10-K for the year ended December 31, 2000, as amended on Form 10-K/A filed on August 31, 2001.



         o Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2001, as amended on Form 10-Q/A filed on August 31, 2001.



         o Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2001.


         o Current Reports on Form 8-K filed on February 9, 2001, April 20, 2001, April 27, 2001 and May 15, 2001.

         o MB Financial's proxy statement for its annual meeting of stockholders held on April 24, 2001.

         This incorporation by reference will not be deemed to specifically incorporate by reference the information relating to the audit committee report (as permitted under Item 306 of Regulation S-K) or the board compensation committee report on executive compensation and performance graph (as permitted under Item 402(a)(8) of Regulation S-K) contained in MB Financial's 2001 annual meeting proxy statement. Nor will this incorporation by reference be deemed to specifically incorporate by reference the information provided under Item 9 of the Current Reports on Form 8-K of MB Financial filed on April 20, 2001 and May 15, 2001.

         MB Financial supplied all information contained or incorporated by reference in this joint proxy statement- prospectus relating to MB Financial and MidCity Financial supplied all information contained in this joint proxy statement-prospectus relating to MidCity Financial.

         You can obtain any of the documents incorporated by reference from the SEC. The documents incorporated by reference also are available from MB Financial without charge by contacting: Doria Koros, Secretary, MB Financial, Inc., 1200 North Ashland Avenue, Chicago, Illinois 60622; telephone (773) 645-7868. Exhibits will not be sent, however, unless those exhibits have specifically been incorporated by reference in this joint proxy statement-prospectus.

        IF YOU WOULD LIKE TO REQUEST DOCUMENTS FROM MB FINANCIAL, PLEASE DO SO BY ________, 2001 TO RECEIVE THEM BEFORE THE SPECIAL MEETINGS.

        YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS JOINT PROXY STATEMENT-PROSPECTUS. NO ONE HAS BEEN AUTHORIZED TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS JOINT PROXY STATEMENT-PROSPECTUS. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS JOINT PROXY STATEMENT-PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE OF THIS JOINT PROXY STATEMENT-PROSPECTUS, AND NEITHER THE MAILING OF THIS JOINT PROXY STATEMENT-PROSPECTUS TO STOCKHOLDERS NOR THE ISSUANCE OF NEW COMPANY COMMON STOCK IN THE MERGER SHALL CREATE ANY IMPLICATION TO THE CONTRARY.

                INDEX TO FINANCIAL STATEMENTS OF MIDCITY FINANCIAL CORPORATION


                                                                                          Page
Independent Auditors' Report.............................................................F - 2

Consolidated Balance Sheets at June 30, 2001 (unaudited) and
December 31, 2000 and 1999...............................................................F - 3

Consolidated Statements of Income for each of the years in the three-year period ended December 31, 2000 and for the three and six months ended
June 30, 2001 and 2000 (unaudited)...............................................F - 4 and F-5

Consolidated Statements of Changes in Stockholders' Equity for each of the years in the three-year period ended December 31, 2000 and for the six months ended June 30, 2001 (unaudited)...................................................F - 6

Consolidated Statements of Cash Flows for each of the years in the three-year period ended December 31, 2000 and for the six months ended June 30, 2001 and 2000 (unaudited).......................................F - 7 and F - 8

Notes to Consolidated Financial Statements................................F - 9 through F - 27



        The audited consolidated financial statements of MB Financial, Inc. as of December 31, 2000 and 1999 and for each of the years in the three-year period ended December 31, 2000 are contained in MB Financial Inc.'s Annual Report on Form 10-K for the year ended December 31, 2000 and incorporated by reference in this joint proxy statement-prospectus. The unaudited consolidated financial statements of MB Financial as of June 30, 2001 and for the three and six-month periods ended June 30, 2001 and 2000 are contained in MB Financial, Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2001 and incorporated by reference in this joint proxy statement-prospectus. See "Where You Can Find More Information."



        The financial statements of MB-MidCity, Inc. have been omitted because, aside from $1,000 in cash received from MB Financial, Inc. and MidCity Financial Corporation for the nominal subscription of stock, MB-MidCity, Inc. has no assets. It also has no liabilities and has not, to date, conducted any business activities other than those incident to its formation, the matters contemplated by the merger agreement and the filing with the SEC of the registration statement of which this joint proxy statement-prospectus is a part.

                                 Independent Auditors' Report


The Board of Directors
MidCity Financial Corporation:


We have audited the accompanying consolidated balance sheets of MidCity Financial Corporation and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2000. These consolidated financial statements are the responsibility of MidCity Financial Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MidCity Financial Corporation and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.


/s/ KPMG LLP

Chicago, Illinois
January 26, 2001, except for
 note 21, which is as of
April 20, 2001

MIDCITY FINANCIAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(AMOUNTS IN THOUSANDS EXCEPT SHARE DATA)


                                                                June 30,
                                                                  2001           December 31,
                                                              ------------ ------------------------
                                                              (Unaudited)     2000         1999
------------------------------------------------------------- ------------ ----------- ------------
ASSETS
    Cash and due from banks                                    $    54,397  $   67,535  $    56,813
    Federal funds sold                                              10,750      29,775        7,700
    Investment securities:
        Available-for-sale, at fair value                          719,636      49,782       36,962
        Held-to-maturity, at amortized cost, fair value of
            $661,979 and $661,055  at December 31, 2000
            and 1999, respectively                                       -     660,311      674,695

    Loans                                                          983,511     960,187      959,879
    Allowance for loan losses                                      (12,362)    (12,999)      (9,410)
                                                              ------------ ----------- ------------
        Loans, Net                                                 971,149     947,188      950,469
                                                              ------------ ----------- ------------
    Premises, equipment and leasehold improvements, net             33,921      34,027       34,842
    Intangible assets, net                                          15,909      16,659       18,153
    Accrued interest receivable                                     14,152      14,225       12,081
    Other assets                                                     4,616       9,601        6,166
                                                              ------------ ----------- ------------
        TOTAL ASSETS                                           $ 1,824,530  $1,829,103  $ 1,797,881
                                                              ============ =========== ============

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities
    Deposits:
        Noninterest-bearing                                    $   274,782  $  277,339  $   275,640
        Interest-bearing                                         1,280,966   1,292,792    1,269,276
                                                              ------------ ----------- ------------
            Total Deposits                                       1,555,748   1,570,131    1,544,916
    Short-term borrowed funds                                       42,192      35,187       27,154
    Federal Home Loan Bank advances                                 17,000      22,000       35,000
    Other liabilities                                               11,494      16,220       15,550
                                                              ------------ ----------- ------------
        Total Liabilities                                        1,626,434   1,643,538    1,622,620
                                                              ------------ ----------- ------------

Stockholders' Equity
    Capital stock, par value $20 per share; 100,000
        shares authorized; 50,000 shares issued                      1,000       1,000        1,000
    Paid-in capital                                                 24,052      24,052       24,052
    Retained earnings                                              175,094     168,080      158,475
    Accumulated other comprehensive income, net of tax               6,544       1,027          328
    Less 3,993 shares of treasury stock at cost                     (8,594)     (8,594)      (8,594)
                                                              ------------ ----------- ------------
        Total Stockholders' Equity                                 198,096     185,565      175,261
                                                              ------------ ----------- ------------
        TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY             $ 1,824,530  $1,829,103  $ 1,797,881
                                                              ============ =========== ============



See accompanying Notes to Consolidated Financial Statements.

MIDCITY FINANCIAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA)

                                                 THREE MONTHS ENDED     SIX MONTHS ENDED
                                                      JUNE 30,              JUNE 30,
                                               -----------------------------------------------
                                                  2001       2000       2001       2000
                                               -----------------------------------------------

                                               (UNAUDITED)(UNAUDITED)(UNAUDITED)(UNAUDITED)
----------------------------------------------------------------------------------------------
Interest Income:
    Interest and Fees on Loans                        $ 18,811   $ 19,642    $ 38,368  $ 39,071
    Interest on Federal Funds Sold                         443        331       1,143       500
    Interest on Deposits with Financial
     Institutions                                           73         25         220        69
    Interest and Dividends on Investment
     Securities:
        United States Treasury Securities                  358        711         704     1,734
        United States Government Agency
         and Corporate Securities                        4,981      3,109       9,540     5,809
        Obligations of States and
         Political Subdivisions                            978      1,019       1,957     2,044
        Mortgage Backed Securities                       3,621      4,876       7,653     9,994
        Other Securities                                   605        665       1,247     1,381
                                               ------------------------------------------------
    Total Interest and Dividends on
     Investment
      Securities                                        10,543     10,380      21,101    20,962
                                               ------------------------------------------------
            Total Interest Income                       29,870     30,378     60,832     60,602
Interest Expense:
    Interest on Savings and Time Deposits               13,487     13,946     28,542     27,436
    Interest on Short-term Borrowed Funds                  453        325        864        739
    Interest on Federal Home Loan Bank
     Advances                                              276        450        596        949
                                               ------------------------------------------------
            Total Interest Expense                      14,216     14,721     30,002     29,124
                                               ------------------------------------------------
    Net Interest Income                                  15,654     15,657     30,830    31,478
    Provision for Loan Losses                               610      1,269        620     2,537
                                               ------------------------------------------------
         Net Interest Income After
          Provision
           for Loan Losses                               15,044     14,388     30,210    28,941
                                               ------------------------------------------------

Noninterest Income:
    Income from Fiduciary Activities                        400        415        816       919
    Service Charges on Deposit Accounts                   1,214      1,175      2,477     2,371
    Gain on Sale of Investment Securities                   633          1      1,521         1
    Other Operating Income                                1,262        818      2,058     1,599
                                               ------------------------------------------------
        Total Noninterest Income                          3,509      2,409      6,872     4,890
                                               ------------------------------------------------
Noninterest Expense:
    Salaries and Employee Benefits                        6,245      5,582     12,139    11,381
    Occupancy Expense, Net                                1,569      1,449      3,129     2,916
    Equipment Expense                                     1,141      1,277      2,291     2,550
    Amortization of Intangible Assets                       375        375        750       745
    Professional and Consulting Fees                        250        549        527       882
    Other Operating Expense                               2,538      2,796      5,160     5,826
                                               ------------------------------------------------
        Total Noninterest Expense                        12,118     12,028     23,996    24,300
                                               ------------------------------------------------
    Income Before Income Taxes                            6,435      4,769     13,086     9,531
    Income Taxes                                          2,160        861      4,462     1,719
                                               ------------------------------------------------
        Net Income                                     $  4,275   $  3,908    $ 8,624   $ 7,812
                                               ================================================

Basic and Diluted Earnings Per Share                   $  92.92   $  84.94    $187.45   $169.80
                                               ================================================

Weighted Average Shares Outstanding                      46,007     46,007     46,007    46,007
                                               ================================================

See Accompanying Notes to Consolidated Financial Statements.

MIDCITY FINANCIAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA)


                                                               YEARS ENDED DECEMBER 31,
                                                        ----------------------------------
                                                              2000       1999       1998
                                                        ----------------------------------
Interest Income:
    Interest and Fees on Loans                            $   79,213   $ 69,971   $ 60,245
    Interest on Federal Funds Sold                             1,588        694      1,310
    Interest on Deposits with Financial Institutions             151         64         21
    Interest and Dividends on Investment Securities:
        United States Treasury Securities                      2,642      6,835     10,886
        United States Government Agency and Corporate SEC    14,615S    10,153      12,401
        Obligations of States and Political Subdivisions       4,119      4,051      3,975
        Mortgage Backed Securities                            18,946     19,744     15,042
        Other Securities                                       2,624      3,148      3,272
                                                          --------------------------------
    Total Interest and Dividends on Investment Securities     42,946     43,931     45,576
                                                          --------------------------------
            Total Interest Income                            123,898    114,660    107,152
Interest Expense:
    Interest on Savings and Time Deposits                     58,373     49,564     48,866
    Interest on Short-term Borrowed Funds                      1,670      1,350        622
    Interest on Federal Home Loan Bank Advances                1,743      1,449          -
                                                          --------------------------------
            Total Interest Expense                            61,786     52,363     49,488
                                                          --------------------------------
    Net Interest Income                                       62,112     62,297     57,664
    Provision for Loan Losses                                  5,073      1,405        770
                                                          --------------------------------
         Net Interest Income After Provision for Loan Loss    57,039     60,892     56,894
                                                          --------------------------------

Noninterest Income:
    Income From Fiduciary Activities                           1,779      1,830      1,637
    Service Charges on Deposit Accounts                        4,685      5,519      5,158
    Gain (Loss) on Sale of Investment Securities                   -         (4)       147
    Other Operating Income                                     3,262      3,242      3,011
                                                          --------------------------------
        Total Noninterest Income                               9,726     10,587      9,953
                                                          --------------------------------
Noninterest Expense:
    Salaries and Employee Benefits                            22,675     21,752     21,463
    Occupancy Expense, Net                                     5,689      5,294      4,859
    Equipment Expense                                          4,862      4,620      3,563
    Amortization of Intangible Assets                          1,494      1,208      1,063
    Professional and Consulting Fees                             839      1,082      1,659
    Other Operating Expense                                   12,595     10,640     10,532
                                                          --------------------------------
        Total Noninterest Expense                             48,154     44,596     43,139
                                                          --------------------------------
    Income Before Income Taxes                                18,611     26,883     23,708
    Income Taxes                                               3,255      8,463      7,237
                                                          --------------------------------
        NET INCOME                                        $   15,356     18,420     16,471
                                                          ================================
Basic and Diluted Earnings Per Share                      $   333.78     398.24     347.83
                                                          ================================

Weighted Average Shares Outstanding                           46,007     46,254     47,354
                                                          ================================

See accompanying Notes to Consolidated Financial Statements.

MIDCITY FINANCIAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(Amounts in thousands except share and per share data)


                                                                                     Accumulated
                                                                                        Other
                                                                                    Comprehensive
                           Comprehensive                                  Retained  Income, Net of                   Total Stock-
                              Income      Capital Stock  Paid-in Capital  Earnings       Tax        Treasury Stock  holders' Equity
                           --------------------------------------------------------------------------------------------------------
Balance at January 1, 1998                     $1,000        $24,025      $129,877      $  726          $(1,299)       $154,329
Net income                     $16,471                                      16,471                                       16,471
Unrealized holding gains
 on investment securities,
 net of tax                       297
Reclassification
 adjustments for gains
 included in net income,
 net of tax                       (96)
                             -----------
Other comprehensive income,
 net of tax                       201                                                      201                              201

Comprehensive income          $16,672
                             ===========
Sale of 4 shares of
 treasury stock                                                   16                                                         16
Purchase of 578 shares of
 treasury stock                                                                                          (2,940)         (2,940)
Cash dividends declared
 ($60.00 per share)                                                         (2,836)                                      (2,836)
                                              -----------------------------------------------------------------------------------
Balance at December 31,
 1998                                           1,000         24,041       143,512         927           (4,239)        165,241
Net income                    $18,420                                       18,420                                       18,420
Unrealized holding losses
 on investment securities,
 net of tax                      (602)
Reclassification
 adjustments for losses
 included in net income,
  net of tax                        3
                             -----------
Other comprehensive loss,
 net of tax                      (599)                                                    (599)                            (599)

Comprehensive income          $17,821
                             ===========
Sale of 2 shares of
 treasury stock                                                   11                                          1              12
Purchase of 817 shares of
 treasury stock                                                                                          (4,356)         (4,356)
Cash dividends declared
 ($75.00 per share)                                                         (3,457)                                      (3,457)
                                              -----------------------------------------------------------------------------------
Balance at December 31,
 1999                                           1,000         24,052       158,475         328           (8,594)        175,261
Net income                    $15,356                                       15,356                                       15,356
Unrealized holding gains on
 investment securities, net
 of tax                           699

Other comprehensive income,
 net of tax                       699                                                      699                              699
                             -----------
Comprehensive income          $16,055
                             ===========
Cash dividends declared
 ($125.00 per share)                                                        (5,751)                                      (5,751)
                                              -----------------------------------------------------------------------------------
Balance at December 31,
 2000                                           1,000         24,052       168,080       1,027           (8,594)        185,565
Net income (unaudited)        $ 8,624                                        8,624                                        8,624
Unrealized holding gains
 on investment securities,
 net of tax (unaudited)         6,506
Reclassification
 adjustments for gains
 included in net income,
 net of tax(udited)              (989)
                             -----------
Other comprehensive income,
 net of tax (unaudited)         5,517                                                    5,517                            5,517

Comprehensive income
 (unaudited)                  $14,141
                             ===========
Cash dividends declared
 ($35.00 per share)
 (unaudited)                                                                (1,610)                                      (1,610)
                                              -----------------------------------------------------------------------------------
Balance at June 30, 2001
 (unaudited)                                   $1,000        $24,052      $175,094      $6,544          $(8,594)       $198,096
                                              ===================================================================================

See accompanying Notes to Consolidated Financial Statements.

MIDCITY FINANCIAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS


(Amounts in thousands)                               Six Months Ended
                                                         June 30,
                                                  ----------------------
                                                     2001         2000        Years Ended December 31,
                                                                          --------------------------------
                                                  (Unaudited) (Unaudited)    2000       1999       1998
                                                  ----------- ----------- ---------- ---------- ----------
Cash Flows from Operating Activities:
    Net income                                      $  8,624    $  7,812  $   15,356 $  18,420  $ 16,471
Adjustments to reconcile net income
 to net cash provided by operating
 Activities:
    Depreciation and amortization                      2,108       2,170       4,054     3,863     3,104
    Amortization of intangible assets                    750         745       1,494     1,208     1,063
    Provision for loan losses                            620       2,537       5,073     1,405       770
    Net loss (gain) on disposal of premises and
     equipment                                             -           -         (14)        4       (68)
    Amortization of premiums and discounts on
     investments, net                                    353         636         852     2,461     2,091
    (Gain) loss on the sale of investment s
     ecurities available-for-sale                      (1,521)        (1)         -          4       (147)
    Deferred tax expense (benefit)                        162     (1,019)    (4,189)      (990)    (2,557)
    Decrease (increase) in other assets                 1,924     (2,674)    (2,212)      (972)     1,025
    (Decrease) increase in other liabilities           (3,116)    (1,109)     1,117     (6,181)     2,126
                                                   ------------------------------------------------------
        Net Cash Provided by Operating Activities       9,904      9,097     21,531     19,222     23,878
                                                   ------------------------------------------------------
Cash Flows from Investing Activities:
    Proceeds from maturities and principal
     repayments of investment securities
     held-to-maturity                                       -     75,926    161,811    328,612    320,192
    Proceeds from maturities of investment
     securities available-for-sale                    160,973      3,172      7,182      4,997      8,744
    Proceeds from sale of investment
     securities available-for-sale                     27,877        580          -     26,528      4,212
    Purchase of investment securities
     held-to-maturity                                       -    (65,030)  (148,280)  (238,019)  (309,420)
    Purchase of investment securities
     available-for-sale                              (188,736)    (5,337)   (18,927)    (5,980)   (14,527)
    Net (increase) decrease in loans                  (24,581)     7,784     (1,792)   (63,514)   (93,516)
    Capital expenditures on premises and equipment     (2,023)    (1,305)    (3,284)    (4,673)    (8,221)
    Proceeds from sales of premises and equipment          21          -         59         53      7,381
    Cash paid, net of cash and cash equivalents
     acquired in acquisition                                -          -          -    (49,959)         -
                                                   ------------------------------------------------------
        Net Cash (Used in) Provided
         by Investing Activities                      (26,469)    15,790     (3,231)    (1,955)   (85,155)
                                                   ------------------------------------------------------

Cash Flows from Financing Activities:
    Net  (decrease) increase in deposits              (14,383)   (11,823)    25,215    (10,078)    67,305
    Net increase in short-term borrowed funds           7,005      3,084      8,033     11,296      4,280
    Repayments of Federal Home Loan Bank Advances      (5,000)    (7,000)   (13,000)   (19,500)         -
    Sale of Treasury stock                                  -          -          -         12         16
    Purchase of treasury stock                              -          -          -     (4,356)    (2,940)
    Dividends paid                                     (3,220)    (2,530)    (5,751)    (3,239)    (2,844)
                                                   ------------------------------------------------------
        Net Cash (Used in) Provided by
         Financing Activities                         (15,598)   (18,269)    14,497    (25,865)    65,817
                                                   ------------------------------------------------------
    Net (Decrease) Increase in Cash and Cash
     Equivalent                                       (32,163)     6,618     32,797     (8,598)     4,540
    Cash and Cash Equivalents at Beginning of
     Period                                            97,310     64,513     64,513     73,111     68,571
                                                   ------------------------------------------------------
    Cash and Cash Equivalents at End of Period      $  65,147   $ 71,131  $  97,310  $  64,513  $  73,111
                                                   =======================================================

See accompanying Notes to Consolidated Financial Statements.

(Amounts in thousands)                               Six Months Ended
                                                         June 30,
                                                  ----------------------
                                                     2001         2000        Years Ended December 31,
                                                                          ------------------------------
                                                  (Unaudited) (Unaudited)   2000      1999       1998
                                                  ----------- ----------- -------- ---------- ----------
Supplemental Disclosures of Cash Flow
 Information
    Cash paid during the period for:
        Interest on deposits and other
         borrowed funds                            $ 31,542    $29,051    $61,637   $ 52,076    $49,546
        Income taxes                                  3,500      3,580      7,150     10,670      9,403

Supplemental Schedule of Noncash Investing
 Activities
    Transfer of investment securities from
     held-to-maturity to available-for-sale        $660,311          -          -          -          -
    Acquisition of Damen Financial Corporation:
        Assets acquired:
            Investment securities                                                   $ 83,386
            Loans, net                                                               117,770
            Premises and equipment                                                     4,859
            Other assets                                                               2,298
            Excess of cost over fair value of
             net assets acquired                                                      10,592
                                                                                    ----------
                                                                                     218,905
                                                                                    ----------
        Liabilities assumed
            Deposits                                                                 106,895
            FHLB advances                                                             54,500
            Other liabilities                                                          7,551
                                                                                    ----------
                                                                                     168,946
                                                                                    ----------
            Net assets acquired                                                     $ 49,959


See accompanying Notes to Consolidated Financial Statements.

MIDCITY FINANCIAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The accounting and reporting policies of MidCity Financial Corporation and its subsidiaries (MidCity Financial) conform to accounting principles generally accepted in the United States of America. Generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities. Actual results could differ from those estimates. The following is a description of the most significant accounting policies:

BUSINESS: MidCity Financial provides a full range of banking services to individual and corporate customers through its banking subsidiaries principally in metropolitan Chicago, Illinois, Oklahoma City, Oklahoma and Dallas, Texas. It is subject to the regulations of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities.

CONSOLIDATION: The consolidated financial statements include the accounts of MidCity Financial Corporation and its wholly owned subsidiaries: The Mid-City National Bank of Chicago, First National Bank of Morton Grove, First National Bank of Elmhurst, Union Bank and Trust Company, Abrams Centre National Bank and MidCity Information Services, Inc. Significant intercompany accounts and transactions are eliminated in consolidation.

STATEMENT OF CASH FLOWS: For purposes of reporting cash flows, cash and cash equivalents include cash, amounts due from banks, and federal funds sold.

INVESTMENT SECURITIES: MidCity Financial has classified its investment securities as either available-for-sale or held-to-maturity. Held-to-maturity securities are those securities, which MidCity Financial has the ability and positive intent to hold until maturity. All other securities not included in held-to-maturity are classified as available-for-sale. Sales of investment securities held-to-maturity within three months of maturity are treated as maturities.

Available-for-sale securities are recorded at fair value. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are reported as a separate component of stockholders' equity until realized. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Premiums and discounts are amortized or accreted over the life of the security as an adjustment of yield using the interest method. Realized gains and losses are included in earnings and are derived using the specific identification method. A decline in the market value of any security below cost that is deemed other than temporary results in a charge to earnings thereby establishing a new cost basis for the security.

LOANS: Unearned income on discounted loans is recognized as income using the sum-of-the-months' digits method. On nondiscounted loans, interest is accrued as earned. Loans are placed on a nonaccrual status when, in the opinion of management, uncertainty exists as to the ultimate collection of such interest. MidCity Financial defers loan origination fees and certain direct costs and amortizes the net amount over the life of the loan or lease as an adjustment of yield using the interest method.

MidCity Financial's nonperforming loan policies, which address nonaccrual loans and any other loans where it is probable that MidCity Financial will be unable to collect all amounts due according to the contractual terms of the loan, meet the definition set forth for impaired loans in Financial Accounting Standard's Board Statement No. 114 (SFAS No. 114). Commercial and commercial real estate loans meeting the above criteria are reported as impaired loans for disclosure purposes. Small, homogeneous loans are excluded from the provisions of SFAS No. 114.

ALLOWANCE FOR LOAN LOSSES: The allowance for loan losses is maintained through a provision for loan losses charged to expense. The allowance represents an amount that, in management's judgment, is adequate to absorb probable loan losses. The allowance for loan losses is based on management's evaluation of the loan portfolio giving consideration to general economic conditions, the nature and volume of the loan portfolio, the value of underlying collateral, and MidCity Financial's historical loan loss experience. Loans are charged off to the allowance for loan losses when deemed uncollectible. Recoveries on loans previously charged off are credited to the allowance for loan losses.

In addition, various regulatory agencies, as an integral part of their examination process, periodically review the subsidiary banks' allowances for loan losses. Such agencies may require the subsidiary banks to recognize additions to the allowances based on their judgments of information available to them at the time of their examination.

PREMISES, EQUIPMENT AND LEASEHOLD IMPROVEMENTS: Premises, equipment, and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation is provided on the straight-line and declining-balance methods based on the estimated useful lives of the depreciable assets which for buildings is forty years, and for furniture and fixtures, five to seven years. Leasehold improvements are amortized over the term of the related lease or the estimated useful lives of the improvements, whichever is shorter.

INCOME TAXES: MidCity Financial's Federal income tax returns are prepared on a consolidated basis. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases (temporary differences). Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance on deferred tax assets exists when, in management's opinion, the realization of the assets does not meet the "more likely than not" criterion.

INTANGIBLE ASSETS: Intangible assets consist of core deposit premiums and goodwill arising from business combinations. Core deposit premiums represent the value assigned to the core deposit base acquired and is amortized over eight years. Goodwill is amortized over fifteen years.

MidCity Financial reviews long-lived assets and certain identifiable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The impairment is measured based on the undiscounted future cash flows from the use of the asset and its eventual disposition. If expected future cash flows are less than the carrying amount of the asset, an impairment loss is recognized based on current fair values.

COMPREHENSIVE INCOME: Comprehensive income consists of net income and net unrealized gains (losses) on securities available-for-sale and is presented in the statements of income.

SEGMENT REPORTING: MidCity Financial uses a regional approach for determining segment reporting. Based on the regional approach, MidCity Financial operates in two major metropolitan areas, Chicago, Illinois and Oklahoma City, Oklahoma.

EARNINGS PER SHARE: Earnings per share is determined by dividing net income for the period by the weighted average number of shares outstanding. MidCity Financial only has one class of common stock issued and outstanding. No stock options have been issued or are outstanding nor does it have any other forms of dilutive equity shares.

Earning per common share have been computed for the years ended December 31, 2000, 1999 and 1998 based on the following (in thousands except share data):

                                                        2000            1999            1998
                                                   -------------- ---------------- --------------
Net income                                                $15,356          $18,420        $16,471
Weighted average shares outstanding                        46,007           46,254         47,354
Basic and diluted earnings per share                      $333.78          $398.24        $347.83

RECLASSIFICATION: Certain amounts in the consolidated financial statements have been reclassified to conform to the 2000 presentation.

NEW ACCOUNTING STANDARDS: MidCity Financial adopted SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" on January 1, 2001. The adoption had an immaterial impact on the financial condition or results from operations of MidCity Financial. The statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific accounting criteria are met and the hedge is considered to be highly effective. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. In conjunction with the adoption of SFAS No. 133, MidCity Financial transferred securities previously designated as held-to-maturity with an amortized cost of $660,311,000 and a fair value of $661,979,000 to available-for-sale.


INTERIM FINANCIAL STATEMENTS: The consolidated financial statements as of June 30, 2001 and for the three and six months ended June 30, 2001 and 2000 are unaudited, but in the opinion of management, reflect all adjustments, consisting only of a normal and recurring nature, necessary for a fair presentation. These interim financial statements are condensed, and do not include all disclosures required by accounting principles generally accepted in the United States of America.

NOTE 2 - RESTRICTIONS ON CASH AND DUE FROM BANKS
Aggregate reserves (in the form of vault cash and deposits with Federal Reserve banks) of $4,112,000 and $3,862,000 were maintained to satisfy federal regulatory requirements at December 31, 2000 and 1999, respectively.

NOTE 3 - INVESTMENT SECURITIES
The amortized cost, gross unrealized holding gains, gross unrealized holding losses, and fair value for investment securities by major security type at December 31, 2000 and 1999 were as follows:

                                                                    Gross       Gross
                                                               Unrealized  Unrealized
                                                    Amortized     Holding     Holding        Fair
December 31, 2000 (in thousands)                         Cost       Gains      Losses       Value
                                                 ------------------------------------------------
Available-for-sale:
    U.S. Treasury securities                     $     10,039     $    38   $    (14)   $  10,063
    U.S. Government agency securities                  19,667         228        (40)      19,855
    Mortgage-backed securities                          7,398           1       (104)       7,295
    Corporate securities                                1,028           1         (1)       1,028
    Equity securities                                  10,071       1,561        (91)      11,541
                                                 ------------------------------------------------
        Total                                    $     48,203     $ 1,829   $   (250)   $  49,782
                                                 ------------------------------------------------
Held-to-maturity:
    U.S. Treasury securities                     $     13,993     $    30   $      -    $  14,023
    U.S. Government agency securities                 269,091       2,848       (633)     271,306
    Obligations of states and political
      subdivisions                                     91,626         507       (153)      91,980
    Mortgage-backed securities                        254,848         636     (1,652)     253,832
    Corporate securities                               30,743          90         (5)      30,828
    Debt securities issued by foreign
      governments                                          10           -           -          10
                                                 ------------------------------------------------
        Total                                    $    660,311     $ 4,111  $ (2,443)   $ 661,979
                                                 ------------------------------------------------
                                                                    Gross       Gross
                                                               Unrealized  Unrealized
                                                    Amortized     Holding     Holding        Fair
December 31, 1999 (in thousands)                         Cost       Gains      Losses       Value
                                                 ------------------------------------------------
Available-for-sale:
    U.S. Treasury securities                     $      8,859     $     2   $    (99)   $   8,762
    U.S. Government agency securities                   7,197           -       (223)       6,974
    Mortgage-backed securities                         11,251           1       (366)      10,886
    Equity securities                                   9,151       1,340       (151)      10,340
                                                 ------------------------------------------------
        Total                                    $     36,458     $ 1,343   $   (839)   $  36,962
                                                 ------------------------------------------------
Held-to-maturity:
    U.S. Treasury securities                     $     67,085     $    99   $   (148)   $  67,036
    U.S. Government agency securities                 157,624          42     (3,750)     153,916
    Obligations of states and political
      subdivisions                                     95,647         108     (1,195)      94,560
    Mortgage-backed securities                        317,988          83     (8,777)     309,294
    Corporate securities                               36,331          16       (118)      36,229
    Debt securities issued by foreign
      governments                                          20           -           -          20
                                                 ------------------------------------------------
        Total                                    $    674,695     $   348   $(13,988)   $ 661,055
                                                 ------------------------------------------------

Maturities of investment securities were as follows at December 31, 2000 (maturities of mortgage-backed securities have been presented based upon estimated cash flows, assuming no change in the current interest rate environment):

                                                         Amortized          Fair
(in thousands)                                              Cost           Value
                                                   ---------------------------------
Available-for-sale:
    Due in one year or less                         $       17,919       $  17,867
    Due after one year through five years                   18,839          19,034
    Due after five years through ten years                   1,141           1,114
    Due after ten years                                        233             226
    Equity securities                                       10,071          11,541
                                                   ---------------------------------
        Total                                       $       48,203       $  49,782
                                                   ---------------------------------
Held-to-maturity:
    Due in one year or less                         $      246,533       $ 245,996
    Due after one year through five years                  385,174         387,317
    Due after five years through ten years                  22,376          22,415
    Due after ten years                                      6,228           6,251
                                                   ---------------------------------
        Total                                       $      660,311       $ 661,979
                                                   ---------------------------------

Gross gains of $35,000 in 1999 and $147,000 in 1998 and gross losses of $39,000 in 1999 were realized on sale proceeds of $26,528,000 in 1999 and $4,212,000 in 1998. No securities were sold in 2000.

Investment securities carried at $165,071,000 and $133,862,000 at December 31, 2000 and 1999, respectively, were pledged to secure public deposits, securities sold under agreements to repurchase, and for other purposes required by law.

NOTE 4 - LOANS
The major categories within the loan portfolio were as follows:

December 31 (in thousands)                                 2000            1999
                                                   ---------------------------------
Commercial and industrial loans                     $      286,489     $ 270,233
Real estate loans                                          644,943       653,163
Consumer loans                                              27,835        35,573
Other loans                                                  1,962         2,056
                                                   ---------------------------------
                                                           961,229       961,025
Less: unearned income, unamortized loan
  fees and costs                                            (1,042)       (1,146)
                                                   ---------------------------------
    Total                                           $      960,187     $ 959,879
                                                   ---------------------------------

Activity in the allowance for loan losses during 2000, 1999 and 1998 were as follows:


(in thousands)                                          2000          1999         1998
                                                 -------------------------------------------
Balance,  beginning of year                       $      9,410        9,564        9,341
Allowance on acquired loans                                  -          465            -
Provision for loan losses                                5,073        1,405          770
Loans charged off                                       (1,721)      (2,388)        (737)
Recoveries                                                 237          364          190
                                                 -------------------------------------------
    Balance,  end of year                         $     12,999        9,410        9,564
                                                 -------------------------------------------

Nonaccrual loans and loans past due ninety days or more were $10,755,000, $6,300,000 and $2,477,000 as of December 31, 2000, 1999 and 1998, respectively.
Of the loans past due ninety days or more, $4,242,000 and $458,000 were still accruing interest as of December 31, 2000 and 1999, respectively. The reduction in interest income associated with nonaccrual loans, based on their original contractual terms, was approximately $667,000, $412,000 and $185,000 for the years ended December 31, 2000, 1999 and 1998, respectively.



(in thousands)                                                   2000          1999       1998
                                                              ----------     -------    -------
Total impaired loans (at December 31)                         $   14,882       8,818      5,853
Impaired loans for which there is related allowance (at
    December 31)                                              $   11,806       8,369      3,573
Related allowance                                                 (2,684)     (1,835)    (1,173)
                                                              ----------     -------    -------
    Balance, net of allowance                                 $    9,122       6,534      2,400
                                                              ==========     =======    =======
Impaired loans for which there is no related allowance (at
    December 31)                                              $    3,076         449      2,280
                                                              ----------     -------    -------
Average amount of impaired loans outstanding during year      $   12,738       6,301      4,507
Interest income on impaired loans recorded on a cash basis    $       72          71         22


NOTE 5 - PREMISES, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS
The following is a summary of premises, equipment, and leasehold improvements at December 31, 2000 and 1999:


(in thousands)                                                               2000            1999
                                                                   -------------- ---------------
Land and land improvements                                         $        6,696           6,696
Buildings                                                                  20,023          19,989
Furniture and fixtures                                                     28,689          26,276
Building and leasehold improvements                                        12,640          11,848
                                                                   -------------- ---------------
    Total cost                                                             68,048          64,809
Less: accumulated depreciation and amortization                            34,021          29,967
                                                                   -------------- ---------------
    Total                                                          $       34,027          34,842
                                                                   -------------- ---------------

Depreciation expense totaled $4,054,000, $3,863,000 and $3,104,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

NOTE 6 - INTEREST-BEARING DEPOSITS
Interest-bearing deposits consisted of:


December 31 (in thousands)                                                   2000            1999
                                                                   -------------- ---------------
NOW                                                                $      103,573 $       105,113
Money market                                                              261,865         271,157
Savings                                                                   191,522         247,847
Time $100,000 and over                                                    240,865         198,397
Time under $100,000                                                       494,967         446,762
                                                                   -------------- ---------------
    Total                                                          $    1,292,792   $   1,269,276
                                                                   -------------- ---------------

Interest expense on interest-bearing deposits consisted of:


(in thousands)                                                       2000       1999       1998
                                                              -----------  ---------  ---------
NOW                                                              $  1,913   $  1,970   $  2,034
Money market                                                       12,242      9,871      8,226
Savings                                                             5,185      6,509      5,279
Time $100,000 and over                                             12,690      9,334      8,528
Time under $100,000                                                26,343     21,880     24,799
                                                              -----------  ---------  ---------
        Total                                                     $58,373    $49,564    $48,866
                                                              ===========  =========  =========

NOTE 7 - FEDERAL HOME LOAN BANK ADVANCES
Federal Home Loan Bank Advances are summarized as follows as of December 31, 2000 and 1999:


December 31 (in thousands)                       2000                         1999
                                     ----------------------------------------------------------
                                        Weighted                     Weighted
                                        Average                      Average
                                        Interest                     Interest
Due in:                                   Rate         Amount          Rate          Amount
-----------------------------------------------------------------------------------------------
2000                                       -               $     -    6.16%       $      12,000
2001                                     6.56%              10,000    6.56%              10,000
2002                                     6.30%               6,000    6.17%               7,000
2003                                     5.85%               2,000    5.85%               2,000
2008 (callable on a quarterly basis)     5.11%               3,000    5.11%               3,000
Variable rate, due in 2008               6.27%               1,000    5.13%               1,000
                                     ----------------------------------------------------------
     Total                               6.29%             $22,000    6.00%       $      35,000
                                     ==========================================================

Advances in the amount of $3,000,000 are callable on a quarterly basis and are due in 2008.

A collateral pledge agreement exists whereby at all times, MidCity Financial must keep on hand, free of all other pledges, liens, and encumbrances, first mortgages with unpaid principal balances aggregating no less than 167% of the outstanding secured advances from the Federal Home Loan Bank. All stock in the Federal Home Loan Bank is pledged as additional collateral for these advances.

NOTE 8 - INCOME TAXES
The components of Federal income tax expense (benefit) are shown in the following summary:


Years ended December 31 (in thousands)                         2000            1999            1998
                                                     --------------  -------------- ---------------
Current                                              $       7,444   $        9,453 $         9,794
Deferred                                                    (4,189)            (990)         (2,557)
                                                     --------------  -------------- ---------------
    Total                                            $       3,255   $        8,463 $         7,237
                                                     --------------  -------------- ---------------

The tax effects of temporary differences that gave rise to significant portions of the deferred tax assets and deferred tax liabilities were as follows:


December 31 (in thousands)                                                   2000            1999
                                                                   -------------- ---------------
Assets:
    Provision for loan losses                                         $     4,056     $     2,290
    Depreciation                                                               71              49
    Deferred compensation                                                   1,234           1,230
    Deferred gain on sale of building                                         188             214
    Federal net operating loss carryforward                                 1,061           1,210
    State net operating loss carryforwards, net                             2,503           3,700
                                                                   -------------- ---------------
        Total deferred tax assets                                           9,113           8,693
    Valuation allowance on state net operating loss carryforwards               -          (3,628)
                                                                   -------------- ---------------
        Total deferred tax assets, net of valuation allowance               9,113           5,065
                                                                   -------------- ---------------
Liabilities:
    Purchase accounting adjustments                                        (1,572)         (1,566)
    Accretion on investments                                                 (415)           (321)
    Other, net                                                                (13)           (254)
                                                                   -------------- ---------------
        Total deferred tax liabilities                                     (2,000)         (2,141)
                                                                   -------------- ---------------
Net deferred tax asset                                                      7,113           2,924
                                                                   ============== ===============
    Net unrealized holding gains on securities available-for-sale            (553)           (176)
                                                                   ============== ===============
Net deferred tax asset                                                 $    6,560     $     2,748
                                                                   -------------- ---------------

MidCity Financial's state net operating loss carryforwards totaling approximately $53,597,000 at December 31, 2000 expire beginning in 2002 through 2012. MidCity Financial's Federal net operating loss carryforwards totaling approximately $3,031,000 at December 31, 2000 expire in 2014. MidCity Financial has recognized in 2000 that it is more likely that not that the future tax benefits related to state net operating loss carryforwards will be realized. Accordingly, the valuation allowance on these deferred tax assets previously established has been eliminated.

The effective income tax rate was 17.5% in 2000, 31.5% in 1999 and 30.5% in 1998 as compared to the expected Federal income tax rate of 35%. The reasons for these differences were as follows:


Years ended December 31 (in thousands)                         2000         1999          1998
                                                      ------------- ------------ -------------
Federal income tax at expected statutory rate          $      6,514 $      9,409  $      8,298
Increase (decrease) in taxes resulting from:
    Tax-exempt income, net                                   (1,307)      (1,379)       (1,255)
    Reversal of valuation allowance on state net
        operating loss carryforwards, net of state
        tax expense                                          (2,477)           -             -
    Other, net                                                  525          433           194
                                                      ------------- ------------ -------------
        Total                                          $      3,255 $      8,463   $     7,237
                                                      ------------- ------------ -------------

NOTE 9 - LEASE COMMITMENTS
Rental expense for all operating leases amounted to approximately $2,232,000, $2,215,000 and $1,927,000 in 2000, 1999 and 1998, respectively. In 1998,
Mid-City National Bank sold its North Riverside building for $7,350,000 and leased back a portion of the building under an operating lease. The gain of $1,423,000 realized on that transaction was deferred and is amortized over the remaining term of the lease of ten years.

Future minimum rental commitments as of December 31, 2000, for all noncancellable leases were as follows:

                                                                                 (In thousands)
                                                                              -----------------
2001                                                                                   $  1,872
2002                                                                                      1,897
2003                                                                                      1,920
2004                                                                                      1,603
2005                                                                                      1,453
Thereafter                                                                                5,594
                                                                              -----------------
    Total                                                                               $14,339
                                                                              -----------------

NOTE 10 - BENEFIT PLANS
Substantially all employees of MidCity Financial meeting certain service requirements are eligible to participate in a contributory profit sharing plan administered by MidCity Financial. Voluntary contributions by employees are permitted, subject to certain limitations. Company contributions were based solely on the performance of MidCity Financial. Contributions were $1,236,000 for 2000, $1,270,000 for 1999 and $1,125,000 for 1998.

Several key MidCity Financial employees are eligible for contributions under a deferred compensation plan. Company contributions were $106,000, $109,000 and $97,000 in 2000, 1999 and 1998, respectively. Total liabilities outstanding under this plan were $3,163,000 and $2,898,000 as of December 31, 2000 and 1999, respectively.

NOTE 11 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK
MidCity Financial is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. Those financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated statements of condition. The contract amounts of those instruments reflect the extent of involvement MidCity Financial has in particular classes of financial instruments.

MidCity Financial's exposure to credit loss in the event of nonperformance by one of the other parties to the financial instruments, for commitments to extend credit and standby letters of credit, is represented by the contractual amount of those instruments. MidCity Financial uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. Financial instruments whose contract amounts represent credit risk at December 31, 2000, were as follows:


(in thousands)
Commitments to extend credit                                                           $194,785
Standby letters of credit                                                                 7,537

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. MidCity Financial evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by MidCity Financial, upon extension of credit is based on management's credit evaluation of the counterparty. Certain commitments are unsecured. Collateral held for the secured commitments varies but may include real estate, inventory, automobiles, equipment, securities, and certificates of deposit.

Standby letters of credit are conditional commitments issued by MidCity Financial to guarantee the performance of a customer to a third party. Those guarantees are primarily used to support private borrowing arrangements. All of the standby letters of credit at December 31, 2000 are short-term guarantees; they expire on or before December 31, 2001. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. When deemed necessary, MidCity Financial may hold a variety of collateral to support these commitments, including real estate, accounts receivable, inventory, and certificates of deposit.

NOTE 12 - RELATED PARTY LOANS AND COMMITMENTS
Aggregate loans outstanding to MidCity Financial and bank subsidiary executive officers, directors, principal stockholders, and other related parties were approximately $19,001,000 and $8,221,000 at December 31, 2000 and 1999,
respectively. These loans and commitments were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other customers of the subsidiary banks, and did not involve more than the normal risk of collectibility or present other unfavorable features. An analysis of the activity related to these loans for the year ended December 31, 2000 is as follows:

Balance, beginning of year (in thousands)                                      $          8,221
Additions                                                                                15,583
Principal payments and other reductions                                                  (4,803)
                                                                               ----------------
Balance, end of year                                                           $         19,001
                                                                               ================

NOTE 13 - CONCENTRATION OF CREDIT RISK
MidCity Financial grants commercial, real estate, and consumer loans to customers principally located in the metropolitan areas of Chicago, Illinois, Oklahoma City, Oklahoma and Dallas, Texas. Although MidCity Financial has a diversified loan portfolio, a substantial portion of the debtors' ability to honor their loan contracts is dependent upon the overall economy of these metropolitan areas.

NOTE 14 - CONTINGENT LIABILITIES
In the ordinary course of business, MidCity Financial and its subsidiaries became involved in various matters of litigation. In the opinion of management, after considering the advice of counsel, the ultimate resolution of these proceedings will not have a material effect on the consolidated financial condition, or operating results of MidCity Financial.

NOTE 15 - FAIR VALUE OF FINANCIAL INSTRUMENTS
Fair value estimates, methods, and assumptions are set forth below for MidCity Financial's financial instruments.

                                                         2000                       1999
                                              -----------------------------------------------------
                                                  Carrying          Fair      Carrying         Fair
December 31 (in thousands)                           Value         Value         Value        Value
                                              -----------------------------------------------------
Financial Assets:
    Cash and due from banks                   $     67,535        67,535   $    56,813       56,813
    Federal funds sold                              29,775        29,775         7,700        7,700
    Investment securities available-for-sale        49,782        49,782        36,962       36,962
    Investment securities held-to-maturity         660,311       661,979       674,695      661,055
    Loans, net                                     947,188       967,383       950,469      954,375
    Accrued interest receivable                     14,225        14,225        12,081       12,081
Financial Liabilities:
    Noninterest-bearing deposits              $    277,339       277,339   $   275,640      275,640
    Interest-bearing deposits                    1,292,792     1,294,847     1,269,276    1,269,276
    Short-term borrowed funds                       35,187        35,162        27,154       27,154
    Federal Home Loan Bank Advances                 22,000        21,990        35,000       34,884
    Accrued interest payable                         5,430         5,430         4,434        4,434
Off-balance Sheet Financial Instruments:
    Commitments to extend credit                         -           640             -          650
    Standby letters of credit                            -           151             -          174

CASH AND DUE FROM BANKS: The carrying amount of cash and due from banks approximates its fair value.

INVESTMENT SECURITIES: The carrying amounts for short term investments, which include federal funds sold and interest-bearing deposits with financial institutions, approximate fair value because they mature in one year or less and do not present unanticipated credit concerns. The fair value of longer-term U.S. Treasury and U.S. Government agency securities, equity securities, and mortgage-backed securities, except certain obligations of states and political subdivisions, is estimated based on bid prices published in financial newspapers or bid quotations received from securities dealers. The fair value of certain obligations of states and political subdivisions is not readily available through market sources other than dealer quotations, so fair value estimates are based on quoted market prices of similar instruments, adjusted for differences between the quoted instruments and the instruments being valued.

LOANS: Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as commercial and industrial, real estate, and consumer loans. Each loan category is further segmented into fixed and adjustable rate interest terms.

The fair value of performing loans is calculated by discounting scheduled cash flows through the estimated maturity, using rates of notes of similar terms and type. The estimate of the maturity is based on industry forecast experience with repayments for each loan classification, modified by an estimate of the effect of current economic and lending conditions. The fair value of variable rate loans repricing within three months was assumed to be at carrying value.

Fair value for nonperforming loans is based on recent external appraisals of the related collateral. If appraisals are not available, estimated cash flows are discounted using a rate commensurate with the risk associated with the estimated cash flows. Assumptions regarding credit risk, cash flows, and discount rates are determined using available market information and specific borrower information.

LIABILITIES: The fair value of deposits with no stated maturity, such as demand deposits, NOW, money market, savings, and money market accounts, is equal to the amount payable on demand as of December 31, 2000 and 1999. The fair value of time deposits is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered on similar remaining maturities. If the fair value is less than the amount payable on demand, the fair value disclosure is the amount payable on demand.

The carrying amounts for short-term borrowings, which include federal funds purchased and securities sold under agreement to repurchase, approximate fair value for instruments with maturities of 90 days or less. The fair value of short-term borrowings with maturities of greater than 90 days is based on the discounted value of contractual cash flows.

The fair value of Federal Home Loan Bank Advances is based on the discounted value of contractual cash flows. The discount rate is estimated using the published rates currently offered on similar remaining maturities.

The fair value estimates above do not include the benefit that results from the low-cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market.

COMMITMENTS TO EXTEND CREDIT AND STANDBY LETTERS OF CREDIT: The value of commitments to extend credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates.

The fair value of letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties.

LIMITATIONS: Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale, at one time, MidCity Financial's entire holdings of particular financial instruments. Because no market exists for a significant portion of MidCity Financial's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on- and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. For example, MidCity Financial has a trust department that contributes net fee income annually. The trust department is not considered a financial instrument, and its value has not been incorporated into the fair value estimates. Other significant assets and liabilities that are not considered financial assets or liabilities for disclosure purposes include the deferred tax assets, premises and equipment and intangible assets. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

NOTE 16 - ACQUISITION
On July 1, 1999, MidCity Financial assumed the liabilities and purchased the assets of Damen Financial Corporation (Damen). A purchase price of $50,454,000 was paid for 100% of Damen's outstanding common stock. The acquisition was accounted for as a purchase, and assets and liabilities were recorded at fair value. The excess cost over fair value of the net assets acquired of $10,592,000 was recorded as goodwill and is being amortized over fifteen years on a straight-line basis. The results of Damen's operations for the period July 1, 1999 through December 31, 1999 are included in the 1999 consolidated statement of income.

The unaudited pro forma results of operations, which follow, assume that the Damen acquisition had occurred on January 1, 1998. In addition to combining the historical results of operations of the companies, the pro forma calculations include purchase accounting adjustments related to the acquisition. The pro forma calculations do not include any anticipated cost savings as a result of the merger.

Unaudited pro forma consolidated results of operations for the years ended December 31, 1999 and 1998 are as follows (in thousands except per share data):

                                                                             1999            1998
                                                                     ------------------------------
Net interest income                                                       $66,815         $64,234
Net income                                                                 19,624          18,399

Basic and diluted earnings per share                                      $424.27         $388.54

The pro forma results of operations are not necessarily indicative of the actual results of operations that would have occurred had the Damen acquisition actually taken place at the beginning of the respective periods, or of results which may occur in the future.

NOTE 17 - REGULATORY MATTERS
Federal and state banking regulations and capital guidelines limit the amount of dividends that may be paid by banks. These regulations will permit the banking subsidiaries of MidCity Financial to distribute dividends during 2001 approximately $12,599,000 plus income generated in 2001, without prior approval, subject to capital guidelines.

MidCity Financial and its subsidiary banks are subject to various regulatory capital requirements administered by Federal regulatory agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on MidCity Financial's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, MidCity Financial must meet specific capital guidelines that involve quantitative measures of MidCity Financial's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. MidCity Financial's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weighting, and other factors.

Quantitative measures established by regulation to ensure adequacy require MidCity Financial to maintain minimum amounts and ratios as set forth below. Management believes, as of December 31, 2000, that MidCity Financial meets all capital adequacy requirements to which it is subject.

As of December 31, 2000, and 1999 the most recent notifications from the subsidiary banks' regulatory agencies categorized the banks as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events that have occurred since the most recent notifications that management believes have changed the institutions' categories.

                                                                                         To Be Well
                                                                                      Capitalized Under
                                                                     For Capital      Prompt Corrective
                                                    Actual        Adequacy Purposes   Action Provisions
                                            -----------------------------------------------------------
As of December 31, 2000 (in thousands)        Amount    Ratio     Amount    Ratio     Amount    Ratio
                                            -----------------------------------------------------------
 Total Capital to Risk Weighted Assets
    Consolidated                             $180,878     16.9%   $85,804      8.0%  $107,255     10.0%
    The Mid-City National Bank of Chicago      76,778     12.9%    47,504      8.0%    59,381     10.0%
    First National Bank of Morton Grove        23,866     13.1%    14,634      8.0%    18,293     10.0%
    First National Bank of Elmhurst            14,162     12.8%     8,884      8.0%    11,105     10.0%
    Union Bank and Trust                       27,526     17.9%    12,311      8.0%    15,389     10.0%
    Abrams Centre National Bank                 9,111     18.1%     4,028      8.0%     5,036     10.0%
 Tier I Capital to Risk Weighted Assets
    Consolidated                             $167,879     15.7%   $42,902      4.0%    64,353      6.0%
    The Mid-City National Bank of Chicago      70,664     11.9%    23,752      4.0%    35,628      6.0%
    First National Bank of Morton Grove        21,948     12.0%     7,317      4.0%    10,976      6.0%
    First National Bank of Elmhurst            12,951     11.7%     4,442      4.0%     6,663      6.0%
    Union Bank and Trust                       25,951     16.7%     6,156      4.0%     9,233      6.0%
    Abrams Centre National Bank                 8,478     16.8%     2,014      4.0%     3,021      6.0%
 Tier I Capital to Average Assets
    Consolidated                             $167,879      9.3%   $54,244      3.0%    90,406      5.0%
    The Mid-City National Bank of Chicago      70,664      7.4%    28,496      3.0%    47,493      5.0%
    First National Bank of Morton Grove        21,948      7.2%     9,111      3.0%    15,185      5.0%
    First National Bank of Elmhurst            12,951      7.6%     5,115      3.0%     8,525      5.0%
    Union Bank and Trust                       25,591      8.9%     8,679      3.0%    14,466      5.0%
    Abrams Centre National Bank                 8,478      9.2%     2,777      3.0%     4,628      5.0%

                                                                                         To Be Well
                                                                                      Capitalized Under
                                                                     For Capital      Prompt Corrective
                                                    Actual        Adequacy Purposes   Action Provisions
                                            -----------------------------------------------------------
As of December 31, 1999 (in thousands)        Amount    Ratio     Amount    Ratio     Amount    Ratio
                                            -----------------------------------------------------------
 Total Capital to Risk Weighted Assets
    Consolidated                             $166,269     15.9%   $83,817      8.0%  $104,771     10.0%
    The Mid-City National Bank of Chicago      72,583     12.7%    45,593      8.0%    56,991     10.0%
    First National Bank of Morton Grove        22,418     13.5%    13,290      8.0%    16,613     10.0%
    First National Bank of Elmhurst            13,682     12.5%     8,756      8.0%    10,945     10.0%
    Union Bank and Trust                       28,599     17.3%    13,260      8.0%    16,575     10.0%
    Abrams Centre National Bank                 7,996     15.0%     4,276      8.0%     5,345     10.0%
 Tier I Capital to Risk Weighted Assets
    Consolidated                             $156,859     15.0%   $41,908      4.0%    62,863      6.0%
    The Mid-City National Bank of Chicago      68,755     12.1%    22,796      4.0%    34,195      6.0%
    First National Bank of Morton Grove        21,272     12.8%     6,645      4.0%     9,968      6.0%
    First National Bank of Elmhurst            12,767     11.7%     4,378      4.0%     6,567      6.0%
    Union Bank and Trust                       26,517     16.0%     6,630      4.0%     9,945      6.0%
    Abrams Centre National Bank                 7,346     13.7%     2,138      4.0%     3,207      6.0%
 Tier I Capital to Average Assets
    Consolidated                             $156,859      8.7%   $54,339      3.0%    90,564      5.0%
    The Mid-City National Bank of Chicago      68,755      7.2%    28,809      3.0%    48,015      5.0%
    First National Bank of Morton Grove        21,272      7.5%     8,568      3.0%    14,280      5.0%
    First National Bank of Elmhurst            12,767      7.7%     4,978      3.0%     8,297      5.0%
    Union Bank and Trust                       26,517      8.5%     9,351      3.0%    15,586      5.0%
    Abrams Centre National Bank                 7,346      8.8%     2,515      3.0%     4,191      5.0%

NOTE 18 - CONDENSED PARENT COMPANY FINANCIAL INFORMATION
The condensed financial statements of MidCity Financial Corporation (parent company only) are presented below:


Balance Sheets

December 31,  (Amounts in thousands)                                            2000       1999
-----------------------------------------------------------------------------------------------
Assets
     Cash                                                                $    28,710  $  19,435
     Investment securities                                                     1,985      1,897
     Investments in subsidiaries                                             160,105    157,890
     Other assets                                                              1,454      1,757
                                                                         ----------------------
          Total Assets                                                   $   192,254  $ 180,979
                                                                         ======================

Liabilities and Stockholders' Equity
     Other liabilities                                                   $     6,689  $  95,718
     Stockholders' equity                                                    185,565    175,261
                                                                         ----------------------
          Total Liabilities and stockholders' Equity                     $   192,254  $ 180,979
                                                                         ======================

Statements of Income

Years ended December 31, (amounts in thousands)                      2000       1999       1998
-----------------------------------------------------------------------------------------------

     Dividends from subsidiaries                              $    17,300 $   11,150  $  14,050
     Service fees from subsidiaries                                 4,692      3,813        927
     Interest and other noninterest income                            875        831      1,031
                                                              ---------------------------------
          Total income                                             22,867     15,794     16,008
                                                              ---------------------------------

     Salaries and employee benefits                                 7,804      7,029      5,263
     Other noninterest expense                                      3,393      2,614      3,001
                                                              =================================
          Total expense                                            11,197      9,643      8,264
                                                              ---------------------------------
               Income before income tax benefits and equity in
               undistributed net income of subsidiaries            11,670      6,151      7,744
     Income tax benefits                                            1,906      1,689      2,135
     Equity in undistributed net income of subsidiaries             1,780     10,580      6,592
                                                              ---------------------------------
          Net income                                          $    15,356 $   18,420  $  16,471
                                                              =================================


Statements of Cash Flows

Years ended December 31, (Amounts in thousands)                      2000       1999       1998
-----------------------------------------------------------------------------------------------

Cash Flows from Operating Activities:
    Net income                                                $    15,356  $  18,420  $  16,471
Adjustments to reconcile net income to net cash provided
  by operating Activities:


                                             F-24


    Depreciation and amortization                                     222        180        354
Equity in undistributed net income of subsidiaries                 (1,780)   (10,580)    (6,592)
    (Increase) decrease in other assets                               568       (676)        38
    Increase (decrease) in other liabilities                          249       (828)     1,661
                                                              ---------------------------------
        Net Cash Provided by Operating Activities                  14,615      6,516     11,932
                                                              ---------------------------------

Cash Flows from Investing Activities:
Proceeds from the maturity of investments securities                    -          -      5,000
    Proceeds from repayment of advances to subsidiaries               350          -        170
Advances to subsidiaries                                             (350)   (10,200)         -
    Capital expenditures on premises and equipment                   (279)      (459)       (42)
                                                              ---------------------------------
        Net Cash Provided by (Used in) Investing Activities          (279)   (10,659)     5,128
                                                              ---------------------------------

Cash Flows from Financing Activities:
    Sale of Treasury stock                                              -          6         16
    Purchase of treasury stock                                          -     (4,350)    (2,940)
    Dividends paid                                                 (5,061)    (2,537)    (2,844)
                                                              ---------------------------------
        Net Cash Provided by (Used in) Financing Activities        (5,061)    (6,881)    (5,768)
                                                              ---------------------------------
    Net Increase (Decrease) in Cash and Cash Equivalents            9,275    (11,024)    11,292
    Cash and Cash Equivalents at Beginning of Year                 19,435     30,459     19,167
                                                              ---------------------------------
    Cash and Cash Equivalents at End of Year                  $    28,710  $  19,435  $  30,459
                                                              =================================

    NOTE 19 - SEGMENT INFORMATION
    MidCity and its subsidiaries operate primarily in the commercial banking industry, however, management manages these operations geographically. MidCity Financial's primary markets are Chicago, Illinois and Oklahoma City, Oklahoma and their surrounding metropolitan areas.

                                                                              Adjustments
                                              Illinois   Oklahoma                     and
Amounts in thousands                             Banks       Bank      Other Eliminations Consolidated
------------------------------------------------------ ---------- ---------- ------------ ------------
2000
     Net interest income                   $    45,809  $  10,681  $  22,905  $  (17,283)   $   62,112
     Provision for loan losses                   4,606          -        467           -         5,073
     Noninterest income                          7,287      1,860     10,798     (10,219)        9,726
     Noninterest expense                        31,034      7,213     18,328      (8,421)       48,154
                                           ----------- ---------- ---------- ------------- -----------
          Income before income taxes            17,456      5,328     14,908     (19,081)       18,611
     Income taxes                                2,667      1,854     (1,266)          -         3,255
                                           ----------- ---------- ---------- ------------- -----------
          Net income                       $    14,789  $   3,474  $  16,174  $  (19,081)   $   15,356
                                           =========== ========== ========== ============= ===========

1999
     Net interest income                   $    45,422  $  11,361  $  16,635  $  (11,121)   $   62,297
     Provision for loan losses                     887          -        518           -         1,405
     Noninterest income                          7,810      2,122     18,260     (17,605)       10,587
     Noninterest expense                        27,840      6,967     16,785      (6,996)       44,596
                                           ----------- ---------- ---------- ------------- -----------
          Income before income taxes            24,505      6,516     17,592     (21,730)       26,883
     Income taxes                                7,433      2,282     (1,252)          -         8,463
                                           ----------- ---------- ---------- ------------- -----------
          Net income                       $    17,072  $   4,234  $  18,844  $  (21,730)   $   18,420
                                           =========== ========== ========== ============= ===========

1998
     Net interest income                   $    41,380  $  11,248  $  19,065  $  (14,029)   $   57,664
     Provision for loan losses                     650          -        120           -           770
     Noninterest income                          6,920      2,255     11,179     (10,401)        9,953
     Noninterest expense                        25,624      7,070     14,233      (3,788)       43,139
                                           ----------- ---------- ---------- ------------- -----------
          Income before income taxes            22,026      6,433     15,891     (20,642)       23,708
      Income taxes                               6,560      2,218     (1,541)          -         7,237
                                           ----------- ---------- ---------- ------------- -----------
          Net income                       $    15,466  $   4,215  $  17,432  $  (20,642)   $   16,471
                                           =========== ========== ========== ============= ===========

2000 (Average balance outstanding,
      amounts in thousands)
     Loans, net                            $   757,254  $ 127,519  $  53,356  $      (17)   $  938,112
     Assets                                  1,404,872    294,808    274,426    (176,590)    1,797,516
     Deposits                                1,228,004    265,240     73,338     (22,259)    1,544,323

1999
     Loans, net                            $   677,696  $ 132,501  $  52,780  $      (49)   $  862,928
     Assets                                  1,327,328    318,366    264,372    (171,312)    1,738,754
     Deposits                                1,166,105    286,964     74,432     (23,872)    1,503,629

1998
     Loans, net                            $   536,405  $ 131,017  $  40,100  $      (65)   $  707,457
     Assets                                  1,184,504    318,710    242,789    (158,775)    1,587,228
     Deposits                                1,072,025    288,344     63,312     (24,019)    1,399,662

NOTE 20 - COMPREHENSIVE INCOME
The following table presents the components of other comprehensive income and the related tax effect allocated to each component:

                                                         Before tax
For the year ended December 31, (in thousands)               amount    Tax effect    Net of tax
-----------------------------------------------------------------------------------------------

 1998
     Unrealized holding gains on investment securities       $  458        $  161         $ 297
     Reclassification adjustments for gains included
     in net income                                             (147)          (51)          (96)
                                                     ------------------------------------------
     Other comprehensive income                              $  311        $  110         $ 201
                                                     ==========================================

1999
     Unrealized holding losses on investment securities      $ (926)       $ (324)        $(602)
     Reclassification adjustments for gains included
     in net income                                                4             1             3
                                                     ------------------------------------------
     Other comprehensive income                              $ (922)         (323)        $(599)
                                                     ==========================================

2000
     Unrealized holding gains on investment securities,
       net of tax                                            $1,075        $  376         $ 699
                                                     ------------------------------------------
     Other comprehensive income                              $1,075        $  376         $ 699
                                                     ==========================================

NOTE 21 - SUBSEQUENT EVENT
On April 20, 2001, MidCity Financial and MB Financial, Inc. ("MB Financial") announced that they had agreed to combine in a merger, pursuant to an Agreement and Plan of Merger dated as of April 19, 2001 (the "Merger Agreement"). Pursuant to the Merger Agreement, MidCity Financial and MB Financial will be merged into the newly formed company, which will assume the name "MB Financial, Inc." Holders of MB Financial common stock before the transaction will receive one share of common stock of the new company for each share held prior to the transaction. Each share of MidCity Financial common stock will be exchanged for
230.32955 shares of common stock of the new company. The transaction is expected to be accounted for as a pooling-of-interests. Consummation of the transaction is subject to a number of conditions, including adoption of the Merger Agreement by the stockholders of MidCity Financial and MB Financial, receipt of the requisite approvals from bank regulatory authorities, receipt of opinions as to the tax treatment of the transaction and certain other conditions.

                                                                      APPENDIX A

================================================================================

                              AMENDED AND RESTATED
                          AGREEMENT AND PLAN OF MERGER

                           Dated as of April 19, 2001

                                 by and between

                         MIDCITY FINANCIAL CORPORATION,

                                       and

                               MB FINANCIAL, INC.
================================================================================

                                TABLE OF CONTENTS

                                                                                               Page
                                                                                               ----
ARTICLE I      THE MERGERS AND SUBSIDIARY MERGERS ...........................................   2

     SECTION 1.1  ORGANIZATION OF NEWCO .....................................................   2
     SECTION 1.2  THE MERGERS ...............................................................   2
     SECTION 1.3  EFFECTIVE TIME ............................................................   2
     SECTION 1.4  EFFECTS OF THE MERGERS ....................................................   3
     SECTION 1.5  CONVERSION OF MB COMMON STOCK .............................................   3
     SECTION 1.6  CONVERSION OF MIDCITY COMMON STOCK ........................................   4
     SECTION 1.7  NEWCO CAPITAL STOCK .......................................................   5
     SECTION 1.8  CERTIFICATE OF INCORPORATION ..............................................   5
     SECTION 1.9  BY-LAWS ...................................................................   5
     SECTION 1.10 TAX AND ACCOUNTING CONSEQUENCES ...........................................   5
     SECTION 1.11 MANAGEMENT ................................................................   5
     SECTION 1.12 BOARD OF DIRECTORS ........................................................   6
     SECTION 1.13 HEADQUARTERS OF SURVIVING CORPORATION .....................................   7
     SECTION 1.14 SUBSIDIARY MERGERS ........................................................   7

ARTICLE II     EXCHANGE OF SHARES ...........................................................   7

     SECTION 2.1  SURVIVING CORPORATION TO MAKE SHARES AVAILABLE ............................   7
     SECTION 2.2  EXCHANGE OF SHARES ........................................................   7
     SECTION 2.3  MB STOCK OPTIONS; RESERVATION OF NEWCO COMMON STOCK AND SECURITIES
                  FILINGS ...................................................................   9

ARTICLE III    REPRESENTATIONS AND WARRANTIES OF MIDCITY ....................................  10

     SECTION 3.1  CORPORATE ORGANIZATION ....................................................  10
     SECTION 3.2  CAPITALIZATION ............................................................  11
     SECTION 3.3  AUTHORITY; NO VIOLATION ...................................................  11
     SECTION 3.4  CONSENTS AND APPROVALS ....................................................  12
     SECTION 3.5  REPORTS ...................................................................  13
     SECTION 3.6  FINANCIAL STATEMENTS ......................................................  13
     SECTION 3.7  BROKER'S FEES .............................................................  13
     SECTION 3.8  ABSENCE OF CERTAIN CHANGES OR EVENTS ......................................  14
     SECTION 3.9  LEGAL PROCEEDINGS .........................................................  14
     SECTION 3.10 LEGAL PROCEEDINGS .........................................................  14
     SECTION 3.11 EMPLOYEES .................................................................  16
     SECTION 3.12 COMPLIANCE WITH APPLICABLE LAW ............................................  17
     SECTION 3.13 CERTAIN CONTRACTS .........................................................  17
     SECTION 3.14 REGULATORY MATTERS ........................................................  18
     SECTION 3.15 INTEREST RATE RISK MANAGEMENT INSTRUMENTS .................................  19
     SECTION 3.16 UNDISCLOSED LIABILITIES ...................................................  19
     SECTION 3.17 INSURANCE .................................................................  19


                                       i

     SECTION 3.18 ENVIRONMENTAL MATTERS .....................................................  19
     SECTION 3.19 STATE TAKEOVER LAWS .......................................................  21
     SECTION 3.20 MATERIAL INTERESTS OF CERTAIN PERSONS .....................................  21
     SECTION 3.21 INVESTMENT PORTFOLIO ......................................................  21
     SECTION 3.22 REAL ESTATE LOANS AND INVESTMENTS .........................................  21
     SECTION 3.23 FAIRNESS OPINION ..........................................................  21
     SECTION 3.24 REORGANIZATION; POOLING OF INTERESTS ......................................  21
     SECTION 3.25 FINANCIAL HOLDING COMPANY STATUS ..........................................  21

ARTICLE IV     REPRESENTATIONS AND WARRANTIES OF MB .........................................  21

     SECTION 4.1  CORPORATE ORGANIZATION ....................................................  21
     SECTION 4.2  CAPITALIZATION ............................................................  22
     SECTION 4.3  AUTHORITY; NO VIOLATION ...................................................  23
     SECTION 4.4  CONSENTS AND APPROVALS ....................................................  24
     SECTION 4.5  REPORTS ...................................................................  24
     SECTION 4.6  FINANCIAL STATEMENTS ......................................................  24
     SECTION 4.7  BROKER'S FEES .............................................................  24
     SECTION 4.8  ABSENCE OF CERTAIN CHANGES OR EVENTS ......................................  24
     SECTION 4.9  LEGAL PROCEEDINGS .........................................................  25
     SECTION 4.10 TAXES AND TAX RETURNS .....................................................  25
     SECTION 4.11 EMPLOYEES .................................................................  26
     SECTION 4.12 SEC REPORTS ...............................................................  27
     SECTION 4.13 COMPLIANCE WITH APPLICABLE LAW ............................................  28
     SECTION 4.14 CERTAIN CONTRACTS .........................................................  28
     SECTION 4.15 REGULATORY MATTERS ........................................................  29
     SECTION 4.16 INTEREST RATE RISK MANAGEMENT INSTRUMENTS .................................  30
     SECTION 4.17 UNDISCLOSED LIABILITIES ...................................................  30
     SECTION 4.18 INSURANCE .................................................................  30
     SECTION 4.19 ENVIRONMENTAL MATTERS .....................................................  30
     SECTION 4.20 STATE TAKEOVER LAWS .......................................................  31
     SECTION 4.21 MATERIAL INTERESTS OF CERTAIN PERSONS .....................................  31
     SECTION 4.22 REAL ESTATE LOANS AND INVESTMENTS .........................................  31
     SECTION 4.23 FAIRNESS OPINION ..........................................................  31
     SECTION 4.24 REORGANIZATION; POOLING OF INTERESTS ......................................  31
     SECTION 4.25 FINANCIAL HOLDING COMPANY STATUS ..........................................  31
     SECTION 4.26 MB CONTROL PERSON .........................................................  31

ARTICLE V COVENANTS RELATING TO CONDUCT OF BUSINESS .........................................  32

     SECTION 5.1  CONDUCT OF BUSINESSES PRIOR TO THE EFFECTIVE TIME .........................  32
     SECTION 5.2  FORBEARANCES ..............................................................  32

ARTICLE VI     ADDITIONAL AGREEMENTS ........................................................  35

     SECTION 6.1  REGULATORY MATTERS ........................................................  35
     SECTION 6.2  ACCESS TO INFORMATION .....................................................  37
     SECTION 6.3  STOCKHOLDERS' APPROVALS ...................................................  38


                                       ii

     SECTION 6.4  LEGAL CONDITIONS TO MERGERS ...............................................  38
     SECTION 6.5  AFFILIATES; PUBLICATION OF COMBINED FINANCIAL RESULTS .....................  38
     SECTION 6.6  STOCK QUOTATION ...........................................................  39
     SECTION 6.7  EMPLOYEE BENEFIT PLANS ....................................................  39
     SECTION 6.8  INDEMNIFICATION; DIRECTORS' AND OFFICERS' INSURANCE .......................  40
     SECTION 6.9  ADDITIONAL AGREEMENTS .....................................................  41
     SECTION 6.10 ADVICE OF CHANGES .........................................................  41
     SECTION 6.11 REDEMPTION OF COMMON STOCK BY MB ..........................................  41
     SECTION 6.12 NEWCO AS AN ADDITIONAL PARTY ..............................................  41

ARTICLE VII    CONDITIONS PRECEDENT .........................................................  41

     SECTION 7.1  CONDITIONS TO EACH PARTY'S OBLIGATION TO EFFECT THE MERGERS ...............  41
     SECTION 7.2  CONDITIONS TO OBLIGATIONS OF MIDCITY ......................................  43
     SECTION 7.3  CONDITIONS TO OBLIGATIONS OF MB ...........................................  43

ARTICLE VIII   TERMINATION AND AMENDMENT ....................................................  44

     SECTION 8.1  TERMINATION ...............................................................  44
     SECTION 8.2  EFFECT OF TERMINATION .....................................................  47
     SECTION 8.3  LIQUIDATED DAMAGES ........................................................  47
     SECTION 8.4  AMENDMENT .................................................................  48
     SECTION 8.5  EXTENSION; WAIVER .........................................................  48

ARTICLE IX     GENERAL PROVISIONS ...........................................................  49

     SECTION 9.1  CLOSING ...................................................................  49
     SECTION 9.2  NONSURVIVAL OF REPRESENTATIONS, WARRANTIES AND AGREEMENTS .................  49
     SECTION 9.3  EXPENSES ..................................................................  49
     SECTION 9.4  NOTICES ...................................................................  49
     SECTION 9.5  INTERPRETATION ............................................................  50
     SECTION 9.6  COUNTERPARTS ..............................................................  50
     SECTION 9.7  ENTIRE AGREEMENT ..........................................................  50
     SECTION 9.8  GOVERNING LAW .............................................................  50
     SECTION 9.9  PUBLICITY .................................................................  51
     SECTION 9.10 ASSIGNMENT; THIRD PARTY BENEFICIARIES .....................................  51

                              EXHIBITS & SCHEDULES

Exhibit A-1 ....................   Directors of MB
Exhibit A-2 ....................   Form of Voting Agreement - MB Directors
Exhibit B-1 ....................   Directors of MidCity
Exhibit B-2 ....................   Form of Voting Agreement - MidCity Directors
Exhibit C ......................   Form of Charter of NewCo
Exhibit D ......................   Form of Amended and Restated By-laws of NewCo
Exhibit E ......................   Form of MB Affiliate Letter
Exhibit F ......................   Form of MidCity Affiliate Letter


                              AMENDED AND RESTATED
                          AGREEMENT AND PLAN OF MERGER

     AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER, dated as of April 19, 2001 (this "Agreement"), by and between MidCity Financial Corporation, a Delaware corporation ("MidCity"), and MB Financial, Inc., a Delaware corporation ("MB").

                              W I T N E S S E T H :

     WHEREAS, MidCity and MB desire to combine their respective holding companies through a tax-free, stock-for-stock merger transaction so that the respective stockholders of MidCity and MB will have continued equity ownership of the combined holding company;

     WHEREAS, neither the Board of Directors of MidCity nor the Board of Directors of MB seeks to sell its respective holding company at this time but both Boards desire to merge their respective holding companies in a transaction structured as a merger of equals;

     WHEREAS, to accomplish this result, (i) MB and MidCity will form a new Maryland corporation named MB-MidCity Inc. ("NewCo"), (ii) MB will, subject to the terms and conditions set forth herein, merge with and into NewCo (the "MB Merger") and (iii) MidCity will, subject to the terms and conditions set forth herein, merge with and into NewCo (the "MidCity Merger" and together with the MB Merger, the "Mergers"), in each case so that NewCo is the surviving corporation (hereinafter sometimes referred to in such capacity as the "Surviving Corporation") in the Mergers;

     WHEREAS, at the time of, or as soon as reasonably practicable following, consummation of the Mergers, it is intended that the financial institution subsidiaries of the parties that are domiciled in Illinois shall be merged into one entity;

     WHEREAS, concurrently with the execution and delivery of that certain Agreement and Plan of Merger dated as of April 19, 2001 (the "Original Merger Agreement"), between MidCity and MB, and as a condition and inducement to the willingness of the parties to enter into the Original Merger Agreement, MidCity and each of the directors of MB identified on EXHIBIT A-1, and MB and each of the directors of MidCity identified on EXHIBIT B-1, entered into voting agreements in the forms attached hereto as EXHIBITS A-2 and B-2, respectively, with respect to the shares set forth opposite such director's name on EXHIBIT A-1 or EXHIBIT B-1, as the case may be;

     WHEREAS, it is the intention of the parties that the Mergers be accounted for as a "pooling of interests" under generally accepted accounting principles and constitute reorganizations under Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code").

     WHEREAS, MidCity and MB wish to modify certain terms of the Original Merger Agreement relating to the formation of NewCo and to make certain other clarifying changes;

     NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties hereby amend and restate the Original Merger Agreement in its entirety as of the date hereof as follows:

                                    ARTICLE I
                       THE MERGERS AND SUBSIDIARY MERGERS

     Section 1.1 ORGANIZATION OF NEWCO. MB and MidCity shall form NewCo under the laws of the State of Maryland. MB and MidCity shall each own one-half of the outstanding shares of the capital stock of NewCo. As of the Effective Time (as hereinafter defined), the Charter and the By-laws of NewCo shall be substantially in the forms of EXHIBITS C and D, respectively.

     Section 1.2 THE MERGERS. (a) Subject to the terms and conditions of this Agreement, in accordance with the General Corporation Law of the State of Delaware (the "DGCL") and the General Corporation Law of the State of Maryland (the "MGCL"), at the MB Effective Time (as hereinafter defined), MB shall merge with and into NewCo. NewCo shall be the Surviving Corporation in the MB Merger, and shall continue its corporate existence under the laws of the State of Maryland. Upon consummation of the MB Merger, the separate corporate existence of MB shall terminate.

          (b) Subject to the terms and conditions of this Agreement, in accordance with the DGCL and the MGCL, at the MidCity Effective Time (as hereinafter defined), MidCity shall merge with and into NewCo. NewCo shall be the Surviving Corporation in the MidCity Merger, and shall continue its corporate existence under the laws of the State of Maryland. Upon consummation of the MidCity Merger, the separate corporate existence of MidCity shall terminate.

          (c) MB and MidCity may at any time change the method of effecting the combination of MidCity and MB with NewCo or with each other including without limitation the provisions of this ARTICLE I, if and to the extent they deem such change to be desirable, including, without limitation, to provide for a merger of either party with and into a wholly-owned subsidiary of the other; PROVIDED, HOWEVER, that no such change shall (i) alter or change the form or the amount of consideration to be provided to holders of MB Common Stock (as defined below) as provided for in this Agreement (the "MB Merger Consideration"), (ii) adversely affect the tax treatment to MB stockholders as a result of receiving the MB Merger Consideration, (iii) alter or change the form or the amount of consideration to be provided to holders of MidCity Common Stock (as defined below) as provided for in this Agreement (the "MidCity Merger Consideration"), (iv) adversely affect the tax treatment to MidCity stockholders as a result of receiving the MidCity Merger Consideration or
     (v) materially impede or delay consummation of the Mergers and the other transactions contemplated by this Agreement.

     Section 1.3 EFFECTIVE TIME. The MB Merger shall become effective (the "MB Effective Time") at the time the articles of merger with respect to the MB Merger (the "MB Articles of Merger") are filed with (or in the case of a pre-filing, are accepted for filing by) the Department of Assessments and Taxation of the State of Maryland (the "Maryland Department") and the certificate of merger with respect to the MB Merger (the "MB Certificate of Merger") is filed with the Secretary of State of the State of Delaware (the "Delaware Secretary"). The MB

Articles of Merger shall amend the Articles of Incorporation of NewCo to change its name to "MB Financial, Inc." The MidCity Merger shall become effective (the "MidCity Effective Time" and together with the MB Effective Time, the "Effective Time") at the time the articles of merger with respect to the MidCity Merger (the "MidCity Articles of Merger") are filed with (or in the case of a pre-filing, are accepted for filing by) the Maryland Department and the certificate of merger with respect to the MidCity Merger (the "MidCity Certificate of Merger") is filed with the Delaware Secretary, which time shall be contemporaneous with the MB Effective Time. The parties shall cause (i) the MB Articles of Merger and the MidCity Articles of Merger to be filed on the Closing Date (as hereinafter defined) with the Maryland Department or pre-filed prior thereto for acceptance for filing by the Maryland Department on the Closing Date and (ii) the MB Certificate of Merger and the MidCity Certificate of Merger to be filed on the Closing Date with the Delaware Secretary or pre-filed prior thereto for acceptance for filing by the Delaware Secretary on the Closing Date.

     Section 1.4 EFFECTS OF THE MERGERS. At and after the Effective Time, the Mergers shall have the effects set forth in Sections 3-114 of the MGCL and Sections 250 and 261 of the DGCL.

     Section 1.5 CONVERSION OF MB COMMON STOCK. By virtue of the MB Merger and without any action on the part of NewCo, MB, MidCity or any holder of MB Common
Stock:

          (a) Subject to SECTIONS 1.5(d), at the MB Effective Time, each share of the common stock, par value $.01 per share, of MB (the "MB Common Stock") issued and outstanding immediately prior to the MB Effective Time except for, (i) shares of MB Common Stock owned, directly or indirectly, by MB or MidCity or any of their respective wholly-owned Subsidiaries (other than shares of MB Common Stock held, directly or indirectly, in trust accounts, managed accounts and the like, or otherwise held in a fiduciary capacity, that are beneficially owned by third parties (any such shares, whether held directly or indirectly by MB or MidCity, as the case may be, being referred to herein as "Trust Account MB Shares") and (ii) shares of MB Common Stock held on account of a debt previously contracted ("DPC MB Shares")) shall be converted into the right to receive one (1) share (the "MB Exchange Ratio") of the common stock, par value $.01 per share, of NewCo ("NewCo Common Stock").

          (b) At the MB Effective Time, all of the shares of MB Common Stock shall no longer be outstanding and shall automatically be canceled and shall cease to exist as of the MB Effective Time, and each certificate (each an "MB Certificate") previously representing any such shares of MB Common Stock (other than shares cancelled pursuant to SECTION 1.5(c)) shall thereafter represent only the right to receive a certificate representing the number of shares of NewCo Common Stock which the shares of MB Common Stock represented by such MB Certificate have been converted based upon the MB Exchange Ratio pursuant to this SECTION 1.5.

          (c) At the MB Effective Time, all shares of MB Common Stock that are owned, directly or indirectly, by MB or MidCity or any of their respective wholly-owned Subsidiaries (other than Trust Account MB Shares and DPC MB Shares) shall be cancelled and shall cease to exist and no stock of NewCo or other consideration shall be delivered in exchange therefor.

          (d) In the event MB or MidCity changes (or establishes a record date for changing) the number of shares of MB Common Stock or MidCity Common Stock, whichever is applicable, issued and outstanding prior to the MB Effective Time as a result of a stock split, stock dividend, recapitalization or similar transaction with respect to the outstanding MB Common Stock or MidCity Common Stock and the record date therefor shall be after the date hereof and prior to the MB Effective Time, the MB Exchange Ratio shall be proportionately adjusted.

     Section 1.6 CONVERSION OF MIDCITY COMMON STOCK. By virtue of the MidCity Merger and without any action on the part of NewCo, MidCity, MB or any holder of MidCity Common Stock:

          (a) Subject to SECTIONS 1.6(d) and (e), at the MidCity Effective Time, each share of the common stock, par value $20.00 per share, of MidCity (the "MidCity Common Stock") issued and outstanding immediately prior to the MidCity Effective Time except for (i) MidCity Dissenting Shares, (ii) shares of MidCity Common Stock owned, directly or indirectly, by MidCity or MB or any of their respective wholly-owned Subsidiaries (other than shares of MidCity Common Stock held, directly or indirectly, in trust accounts, managed accounts and the like, or otherwise held in a fiduciary capacity, that are beneficially owned by third parties (any such shares, whether held directly or indirectly by MidCity or MB, as the case may be, being referred to herein as "Trust Account MidCity Shares") and
     (iii) shares of MidCity Common Stock held on account of a debt previously contracted ("DPC MidCity Shares")) shall be converted into the right to receive 230.32955 shares (the "MidCity Exchange Ratio") of NewCo Common Stock.

          (b) At the MidCity Effective Time, all of the shares of MidCity Common Stock shall no longer be outstanding and shall automatically be canceled and shall cease to exist as of the MidCity Effective Time, and each certificate (each a "MidCity Certificate") previously representing any such shares of MidCity Common Stock (other than MidCity Dissenting Shares and shares cancelled pursuant to SECTION 1.6(c)) shall thereafter represent only the right to receive (i) a certificate representing the number of whole shares of NewCo Common Stock and (ii) cash in lieu of any fractional share interest which the shares of MidCity Common Stock represented by such MidCity Certificate have been converted based upon the MidCity Exchange Ratio pursuant to this SECTION 1.6. The MB Certificates and the MidCity Certificate are collectively referred to herein as the "Certificates."

          (c) At the MidCity Effective Time, all shares of MidCity Common Stock that are owned, directly or indirectly, by MidCity or MB or any of their respective wholly-owned Subsidiaries (other than Trust Account MidCity Shares and DPC MidCity Shares) shall be cancelled and shall cease to exist and no stock of NewCo or other consideration shall be delivered in exchange therefor.

          (d) In the event MidCity or MB changes (or establishes a record date for changing) the number of shares of MidCity Common Stock or MB Common Stock, whichever is applicable, issued and outstanding prior to the MidCity Effective Time as a result of a stock split, stock dividend, recapitalization or similar transaction with respect to the outstanding MidCity Common Stock or MB Common Stock and the record date therefor shall be after the date hereof and prior to the MidCity Effective Time, the MidCity Exchange Ratio shall be proportionately adjusted.

          (e) No fractional shares of NewCo Common Stock and no certificates or scrip therefor, or other evidence of ownership thereof, will be issued in the MidCity Merger; instead, NewCo shall pay to each holder of MidCity Common Stock who would otherwise be entitled to a fractional share of NewCo Common Stock (after taking into account all MidCity Certificates delivered by such holder) an amount in cash (without interest) determined by multiplying such fraction by the average closing sale price of MB Common Stock on the National Market System of the Nasdaq Stock Market, Inc. (the "Nasdaq") (as reported in THE WALL STREET JOURNAL or, if not reported therein, in another authoritative source), for the five trading days immediately preceding the MidCity Effective Time.

          (f) Any shares of MidCity Common Stock ("MidCity Dissenting Shares") whose holder becomes entitled to the fair value of such shares under the DGCL shall not be entitled to receive the MidCity Merger Consideration and shall be entitled to payment for such shares only to the extent permitted by and in accordance with the DGCL; PROVIDED, HOWEVER, that if any holder of MidCity Dissenting Shares shall forfeit such right to payment, such shares shall thereupon be deemed to have been converted into and to have become exchangeable for, as of the MidCity Effective Time, the right to receive the MidCity Merger Consideration from the Surviving Corporation without interest. MidCity Dissenting Shares shall not, after the MidCity Effective Time, be entitled to vote for any purpose or receive any dividends or other distributions and shall be entitled only to such rights as are afforded in respect of MidCity Dissenting Shares pursuant to the DGCL.

     Section 1.7 NEWCO CAPITAL STOCK. The shares of capital stock of NewCo owned by MB and MidCity immediately prior to the Effective Time will be automatically canceled at the Effective Time.

     Section 1.8 ARTICLES OF INCORPORATION. At the Effective Time, the Charter of NewCo, as amended by the MB Articles of Merger, shall be the Charter of the Surviving Corporation until thereafter amended in accordance with the terms thereof and applicable law.

     Section 1.9 BY-LAWS. At the Effective Time, the By-laws of NewCo shall be the By-laws of the Surviving Corporation until thereafter further amended in accordance with the terms thereof and applicable law.

     Section 1.10 TAX AND ACCOUNTING CONSEQUENCES. It is intended that each of the Mergers shall constitute a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), that this Agreement shall constitute a "plan of reorganization" as to each of the Mergers for the purposes of Sections 354 and 361 of the Code and that the Mergers shall be accounted for as a "pooling of interests" under generally accepted accounting principles ("GAAP").

     Section 1.11 MANAGEMENT. At the Effective Time, E. M. Bakwin shall be Chairman of the Board of Directors of the Surviving Corporation and Mitchell Feiger shall be President and Chief Executive Officer of the Surviving Corporation.

     Section 1.12 BOARD OF DIRECTORS. (a) As provided in the By-laws of NewCo, until the earliest of (x) the third annual meeting of stockholders of the Surviving Corporation, (y) a business combination approved by two-thirds of the members of the Board of Directors of the Surviving Corporation results in the stockholders of the Surviving Corporation owning less than 51% of the resulting entity in such business combination, or (z) action is taken by each of (1) a majority of the MidCity Directors (as hereinafter defined), (2) a majority of the MB Directors (as hereinafter defined) and (3) two-thirds of the members of the Board of Directors of the Surviving Corporation, the following shall apply:

               (i) the initial Board of Directors of the Surviving Corporation shall be made up of eight directors named by a pre-MB Merger resolution of the MB Board and nine directors named by a pre-MidCity Merger resolution of the MidCity Board;

               (ii) the classes to which the directors of the Surviving Corporation shall be assigned shall be designated in the respective resolutions of the parties' Boards according to the following table:

               --------------------------------------------------------------------------
                                                             DIRECTORS DESIGNATED BY
                                                        ASHLAND                   MADISON
               --------------------------------------------------------------------------
               Class expiring in 2002                      3                         3
               --------------------------------------------------------------------------
               Class expiring in 2003                      3                         3
               --------------------------------------------------------------------------
               Class expiring in 2004                      2                         3
               --------------------------------------------------------------------------

               (iii) all vacancies on the Board of Directors of the Surviving Corporation created by (x) the cessation of service of a MidCity Director shall be filled by a nominee selected by the continuing MidCity Directors, which nominee shall be appointed as a director by the remaining members of the Board of Directors, subject to their fiduciary duties, and (y) the cessation of service of a MB Director shall be filled by a nominee selected by the continuing MB Directors, which nominee shall be appointed as a director by the remaining members of the Board of Directors, subject to their fiduciary duties;

               (iv) the Board of Directors of the Surviving Corporation shall, subject to their fiduciary duties, nominate and recommend all incumbents for reelection as directors. If an incumbent declines to stand for reelection, a candidate will be chosen according to the procedures of subparagraph (iii) above as if such position was a vacancy and, to the extent permitted by their fiduciary duties, all directors will vote to nominate and recommend such candidate to the stockholders. If the directors do not nominate and recommend such candidate, then the remaining directors of the Surviving Corporation designated by that party (including any of their successors in office) shall choose another candidate according to the procedures of subparagraph (iii) above until the directors nominate and recommend such candidate to the stockholders; and

               (v) each of the committees of the Board of Directors of the Surviving Corporation shall be comprised of an equal number of MidCity Directors and MB Directors (the initial committees of the Board of Directors of the Surviving Corporation are set forth on SCHEDULE 1.12(a)), unless waived in writing by a majority of a party's directors (i.e., MidCity Directors or MB Directors, whichever is applicable) who would have reduced representation on such committee.

          (b) The term "MidCity Director" means (i) any person serving as a Director of MidCity on the date of this Agreement who becomes a Director of the Surviving Corporation at the Effective Time and (ii) any person who becomes a Director of the Surviving Corporation after the Effective Time and who is designated as such by the continuing MidCity Directors prior to his or her election; and the term "MB Director" means (x) any person serving as a Director of MB on the date of this Agreement who continues as a Director of the Surviving Corporation at the Effective Time and (y) any person who becomes a Director of the Surviving Corporation after the Effective Time and who is designated as such by the continuing MB Directors prior to his or her election.

     Section 1.13 HEADQUARTERS OF SURVIVING CORPORATION. From and after the Effective Time, the location of the headquarters and principal executive offices of the Surviving Corporation shall be that of the headquarters and principal executive offices of MidCity as of the date of this Agreement.

     Section 1.14 SUBSIDIARY MERGERS. MB and MidCity shall take all necessary action to cause their financial institution Subsidiaries domiciled in Illinois to be merged together (the "Subsidiary Mergers") at, or as soon as practicable after, the Effective Time. The surviving or resulting institution of the Subsidiary Mergers shall be The MidCity National Bank, a national banking association, which may adopt a new name as determined by MB and MidCity prior to the Effective Time or by the Board of Directors of the Surviving Corporation after the Effective Time.

                                   ARTICLE II
                               EXCHANGE OF SHARES

     Section 2.1 SURVIVING CORPORATION TO MAKE SHARES AVAILABLE. At or within five days after the Effective Time, the Surviving Corporation shall deposit, or shall cause to be deposited, with The MidCity National Bank or another bank or trust company reasonably acceptable to each of MidCity and MB (the "Exchange Agent"), for the benefit of the holders of Certificates, for exchange in accordance with this ARTICLE II, certificates representing the shares of NewCo Common Stock, and cash in lieu of any fractional shares (such cash and certificates for shares of NewCo Common Stock, together with any dividends or distributions with respect thereto, being hereinafter referred to as the "Exchange Fund"), to be issued pursuant to SECTIONS 1.5 and 1.6 and paid pursuant to SECTIONS 2.2(a) in exchange for outstanding shares of MB Common Stock and MidCity Common Stock, as the case may be.

     Section 2.2 EXCHANGE OF SHARES. (a) As soon as practicable after the Effective Time, and in no event later than fifteen business days thereafter, the Exchange Agent shall mail to each holder of record of one or more Certificates a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of Certificates in exchange for certificates representing the shares of NewCo Common Stock into which the shares of MB Common Stock or MidCity Common Stock, as the case may be, represented by such Certificates, shall have been converted pursuant to this Agreement, and in the case of a holder of MidCity Certificate(s), a check representing the amount of any cash in lieu of a fractional share interest to which such holder may be entitled to receive. Upon proper surrender of a Certificate or Certificates for exchange and cancellation to the Exchange Agent, together with such properly completed letter of transmittal, duly executed, the holder of such Certificate or Certificates shall be entitled to receive in exchange therefor a certificate representing that number of shares of NewCo Common Stock to which such holder of MB Common Stock or MidCity Common Stock, whichever the case may be, shall have become entitled pursuant to the provisions of ARTICLE I and the Certificate or Certificates so surrendered shall forthwith be canceled.

          (b) No dividends or other distributions declared with respect to NewCo Common Stock shall be paid to the holder of any unsurrendered Certificate until the holder thereof shall surrender such Certificate in accordance with this ARTICLE II. After the surrender of a Certificate in accordance with this ARTICLE II, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of NewCo Common Stock represented by such Certificate.

          (c) If any certificate representing shares of NewCo Common Stock is to be issued in a name other than that in which the Certificate or Certificates surrendered in exchange therefor are registered, it shall be a condition of the issuance thereof that the Certificate or Certificates so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent or the Surviving Corporation in advance any transfer or other taxes required by reason of the issuance of a certificate representing shares of NewCo Common Stock in any name other than that of the registered holder of the Certificate or Certificates surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent or the Surviving Corporation that such tax has been paid or is not payable.

          (d) After the Effective Time, there shall be no transfers on the stock transfer books of MB or MidCity of shares of MB Common Stock or MidCity Common Stock, respectively, that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates representing such shares are presented for transfer to the Surviving Corporation, they shall be canceled and exchanged for certificates representing shares of NewCo Common Stock (and in the case of a holder of MidCity Certificate(s), for cash in lieu of any fractional share interest, if applicable) as provided in ARTICLE I.

          (e) Any portion of the Exchange Fund that remains unclaimed by the stockholders of MB and MidCity for 12 months after the Effective Time shall be paid to the Surviving Corporation. Any former stockholders of MB or MidCity who have not theretofore complied with this ARTICLE II shall thereafter look only to the Surviving Corporation for payment of the MB Merger Consideration or MidCity Merger Consideration, whichever is applicable, in each case, without any interest thereon. Notwithstanding the foregoing, none of the Exchange Agent, the Surviving Corporation or any other person shall be liable to any former holder of shares of MB Common Stock or MidCity Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

          (f) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and the posting by such person of a bond in such amount as the Surviving Corporation or the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against the Surviving Corporation or the Exchange Agent with respect to such Certificate, the Exchange Agent or the Surviving Corporation will issue in exchange for such lost, stolen or destroyed Certificate the shares of NewCo Common Stock and any cash in lieu of a fractional share interest deliverable in respect thereof pursuant to this Agreement.

     Section 2.3 MB STOCK OPTIONS; RESERVATION OF NEWCO COMMON STOCK AND SECURITIES FILINGS. (a) At the Effective Time, each option outstanding on the date of this Agreement and each option awarded after the date hereof in accordance with Section 5.2(b)(iii) of this Agreement to purchase shares of MB Common Stock (each, an "MB Stock Option") under the Coal City Corporation 1995 Stock Option Plan, MB (Avondale Financial Corporation) 1995 Stock Option and Incentive Plan and MB 1997 Omnibus Incentive Plan (the "MB Stock Plans") and remaining outstanding immediately prior to the Effective Time shall, at the Effective Time, be assumed by the Surviving Corporation and each such MB Stock Option shall continue to be outstanding, but shall represent an option to purchase shares of NewCo Common Stock in an amount and at an exercise price determined as provided below (and otherwise subject to the terms of the applicable MB Stock Plan and MB Stock Option):

               (i) the number of shares of NewCo Common Stock to be subject to the continuing MB Stock Option shall be equal to the product of the number of shares of MB Common Stock subject to the MB Stock Option immediately prior to the Effective Time and the MB Exchange Ratio, provided that any fractional share of NewCo Common Stock resulting from such multiplication shall be rounded down to the nearest whole share; and

               (ii) the exercise price per share of NewCo Common Stock under the continuing MB Stock Option shall be equal to the exercise price per share of MB Common Stock under the MB Stock Option immediately prior to the Effective Time divided by the MB Exchange Ratio, provided that such exercise price shall be rounded down to the nearest cent.

          It is intended that the foregoing assumption shall be undertaken consistent with and in a manner that will not constitute a "modification" under Section 424 of the Code as to any MB Stock Option which is an "incentive stock option".

          (b) At all times after the Effective Time, the Surviving Corporation shall reserve for issuance such number of shares of NewCo Common Stock as is necessary to permit the exercise of continuing MB Stock Options in the manner contemplated by this Agreement and the instruments pursuant to which such options were granted. The Surviving Corporation shall make all filings required under federal and state securities laws promptly after the Effective Time so as to permit the exercise of such continuing MB Stock Options and the sale of the shares received by optionees upon such exercise at and after the Effective Time and the Surviving Corporation shall continue to make such filings thereafter as may be necessary to permit the continued exercise of continuing MB Stock Options and sale of such shares.

                                   ARTICLE III
                    REPRESENTATIONS AND WARRANTIES OF MIDCITY

     Except as disclosed in the MidCity disclosure schedule delivered to MB concurrently herewith (the "MidCity Disclosure Schedule"), MidCity hereby represents and warrants to MB as follows:

     Section 3.1 CORPORATE ORGANIZATION. (a) MidCity is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. MidCity has the corporate power and authority to own and lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not, either individually or in the aggregate, have a Material Adverse Effect on MidCity. As used in this Agreement, the term "Material Adverse Effect" means, with respect to MB, MidCity or the Surviving Corporation, as the case may be, a material adverse effect on (i) the business, operations, results of operations or financial condition of such party and its Subsidiaries taken as a whole or (ii) the ability of such party to timely consummate the transactions contemplated hereby; PROVIDED, HOWEVER, that Material Adverse Effect shall not be deemed to include the impact of (x) to the extent that they do not, in any case, disproportionately affect MB, MidCity or the Surviving Corporation, as the case may be, changes in thrift, banking and similar laws of general applicability or interpretations thereof by courts or Governmental Entities or other changes affecting depository institutions generally, including changes in general economic conditions and changes in prevailing interest and deposit rates or (y) actions or omissions of MidCity or MB taken with the prior written consent of the other party in connection with the transactions contemplated by this Agreement. As used in this Agreement, the word "Subsidiary" when used with respect to any party means any bank, savings bank, corporation, partnership, limited liability company, or other organization, whether incorporated or unincorporated, which is consolidated with such party for financial reporting purposes. MidCity is duly registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (the "BHC Act"). Copies of the Certificate of Incorporation, as amended, (the "MidCity Charter") and By-laws of MidCity, as in effect as of the date of this Agreement, have previously been made available by MidCity to MB.

          (b) Each of MidCity's Subsidiaries (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly licensed or qualified to do business and in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified except where the failure to be so licensed or qualified would not either individually or in the aggregate have a Material Adverse Effect on MidCity and (iii) has all requisite corporate power and authority to own and lease its properties and assets and to carry on its business as now conducted. Copies of the charters and by-laws of MidCity's financial institution Subsidiaries, as in effect on the date of this Agreement, have previously been made available by MidCity to MB.

     Section 3.2 CAPITALIZATION. (a) The authorized capital stock of MidCity consists of 100,000 shares of MidCity Common Stock, of which, as of the date hereof, 46,007 shares were issued and outstanding. All of the issued and outstanding shares of MidCity Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. MidCity does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of MidCity Common Stock or any other equity securities of MidCity or any securities representing the right to purchase or otherwise receive any shares of MidCity Common Stock. As of the date hereof, no shares of MidCity Common Stock were reserved for issuance. Since December 31, 2000, MidCity has not issued any shares of MidCity Common Stock or any securities convertible into or exercisable for any shares of MidCity Common Stock. In no event will the aggregate number of shares of MidCity Common Stock outstanding at the MidCity Effective Time exceed 46,007.

          (b) MidCity owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of its Subsidiaries, free and clear of any liens, pledges, charges, encumbrances and security interests whatsoever ("Liens"), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (subject to 12 U.S.C. Section 55) and free of preemptive rights, with no personal liability attaching to the ownership thereof. None of MidCity's Subsidiaries has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.
     Section 3.2(b) of the MidCity Disclosure Schedule sets forth a list of the material investments of MidCity in Non-Subsidiary Affiliates. As used in this Agreement, the term "Non-Subsidiary Affiliate" when used with respect to any party means any corporation, partnership, limited liability company, joint venture or other entity other than such party's Subsidiaries.

     Section 3.3 AUTHORITY; NO VIOLATION. (a) MidCity has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of MidCity and no other corporate action on the part of MidCity is necessary with respect thereto, other than the adoption of this Agreement by the affirmative vote of the holders of two-thirds of the outstanding shares of MidCity Common Stock with respect to the consummation of the MidCity Merger only. The Board of Directors of MidCity has directed that this Agreement be submitted to MidCity's stockholders for adoption at a meeting of such stockholders. This Agreement has been duly and validly executed and delivered by MidCity and (assuming due authorization, execution and delivery by MB) constitutes a valid and binding obligation of MidCity, enforceable against MidCity in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies).

          (b) Neither the execution and delivery by MidCity of this Agreement nor the consummation by MidCity or any of its financial institution Subsidiaries of the transactions contemplated hereby, nor compliance by MidCity with any of the terms or provisions hereof, will (i) violate any provision of the MidCity Charter or By-laws or the governing documents of any of its financial institution Subsidiaries; (ii) assuming that the consents and approvals referred to in SECTION 3.4 are duly obtained, violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to MidCity, any of its Subsidiaries or any MidCity Control Person (as hereinafter defined) or any of their respective properties or assets; or (iii) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of MidCity or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which MidCity or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected except for such violations, conflicts, breaches or defaults which, either individually or in the aggregate, will not have a Material Adverse Effect on MidCity.

     Section 3.4 CONSENTS AND APPROVALS. Except for (i) the filing of applications and notices, as applicable, with the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") under the BHC Act and the Federal Reserve Act, as amended, and approval of such applications and notices,
(ii) the filing of any required applications or notices with any state or foreign agencies and approval of such applications and notices, (iii) the filing with the Securities and Exchange Commission (the "SEC") of a joint proxy statement in definitive form relating to the meetings of MB's and MidCity's stockholders to be held in connection with this Agreement and the transactions contemplated hereby (the "Joint Proxy Statement"), and of the registration statement of NewCo on Form S-4 (the "S-4") in which the Joint Proxy Statement will be included as a prospectus, (iv) the filing of the MB Articles of Merger and the MidCity Articles of Merger with the Maryland Department pursuant to the MGCL and the MB Certificate of Merger and the MidCity Certificate of Merger with the Delaware Secretary pursuant to the DGCL, (v) the filing of articles of merger or combination with respect to the Subsidiary Mergers, (vi) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the applicable provisions of federal and state securities laws relating to the regulation of broker-dealers, investment advisers or transfer agents, and federal commodities laws relating to the regulation of futures commission merchants and the rules and regulations thereunder and of any applicable industry self-regulatory organization ("SRO"), and the rules of the Nasdaq, or which are required under consumer finance, mortgage banking and other similar laws and (vii) such filings and approvals as are required to be made or obtained under the securities or "Blue Sky" laws of various states in connection with the issuance of the shares of MB Common Stock pursuant to this Agreement, no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental authority or instrumentality (each a "Governmental Entity") are necessary in connection with the consummation by MidCity of the MidCity Merger or the consummation of any of the other transactions contemplated hereby by MidCity, any of its Subsidiaries or any stockholder of MidCity who owns, controls or possesses voting power over ten percent or more of the outstanding MidCity Common Stock (a "MidCity Control Person").

     Section 3.5 REPORTS. MidCity, each of its Subsidiaries and each MidCity Control Person have timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 1998 with (i) the Federal Reserve Board,
(ii) the Federal Deposit Insurance Corporation, (iii) any state regulatory authority, (iv) the Office of the Comptroller of the Currency, (v) the SEC, (vi) any SRO, (vii) the Office of Thrift Supervision (collectively "Regulatory Agencies") and (viii) any other Governmental Entity and have paid all fees and assessments due and payable in connection therewith, except where the failure to file such report, registration or statement or to pay such fees and assessments, either individually or in the aggregate, will not have a Material Adverse Effect on MidCity.

     Section 3.6 FINANCIAL STATEMENTS. MidCity has previously made available to MB true and correct copies of the consolidated balance sheets of MidCity and its Subsidiaries as of December 31, for the fiscal years 1998, 1999 and 2000 and the related consolidated statements of income and changes in stockholders' equity and cash flows for the fiscal years 1998 through 2000, inclusive (the "MidCity Financial Statements"), in each case accompanied by the audit report of KPMG, LLP, independent public accountants with respect to MidCity. The December 31, 2000 consolidated balance sheet of MidCity (including the related notes, where applicable) fairly presents in all material respects the consolidated financial position of MidCity and its Subsidiaries as of the date thereof, and the other financial statements referred to in this SECTION 3.6 (including the related notes, where applicable) fairly present in all material respects the results of the consolidated operations, changes in stockholders' equity, cash flows and consolidated financial position of MidCity and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth; each of such statements (including the related notes, where applicable) complies with applicable accounting requirements; and each of such statements (including the related notes, where applicable) has been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The financial books and records of MidCity and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions.

     Section 3.7 BROKER'S FEES. Except for Hovde Financial, Inc. and Alex Sheshunoff & Co. (whose fees and expenses are set forth in the engagement letters included in Section 3.7 of the MidCity Disclosure Schedule), neither MidCity nor any of its Subsidiaries nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker's or financial advisory fees, commissions or finder's fees or fairness opinion fees in connection with the MidCity Merger or related transactions contemplated by this Agreement.

     Section 3.8 ABSENCE OF CERTAIN CHANGES OR EVENTS. (a) From December 31, 2000 to the date hereof, no event or events have occurred that have had or are reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on MidCity.

          (b) Except for this Agreement and the transactions contemplated herein, since December 31, 2000, MidCity and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course.

          (c) Since December 31, 2000, neither MidCity nor any of its Subsidiaries has (i) except for such actions as are in the ordinary course of business or except as required by applicable law, (A) increased the wages, salaries, compensation, pension, or other fringe benefits or perquisites payable to any executive officer, employee, or director from the amount thereof in effect as of December 31, 2000, or (B) granted any severance or termination pay, entered into any contract to make or grant any severance or termination pay, or paid any bonuses, which in the aggregate exceed 5% of MidCity's consolidated 2000 salary and employee benefit expenses (other than customary year-end bonuses for fiscal 2000) or
     (ii) suffered any strike, work stoppage, slowdown, or other labor disturbance which has had, or could reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on MidCity.

     Section 3.9 LEGAL PROCEEDINGS. (a) Neither MidCity nor any of its Subsidiaries is a party to any, and there are no pending or, to the best of MidCity's knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or investigations of any nature against MidCity or any of its Subsidiaries as to which, in any such case, there is (i) a request for monetary relief in excess of $25,000, (ii) an assertion or allegation of employment discrimination or sexual harassment, (iii) a request for specific performance or other equitable relief, or (iv) a challenge to the validity or propriety of the MidCity Merger or any of the transactions contemplated by this Agreement.

          (b) There is no injunction, order, judgment, decree, or regulatory restriction (other than those that apply to similarly situated bank holding companies or banks) imposed upon MidCity, any of its Subsidiaries or the assets of MidCity or any of its Subsidiaries that could either materially adversely affect the ability of MidCity or any of its Subsidiaries to operate its business in the regular and ordinary course consistent with past practices or materially adversely affect the consolidated operating results or financial condition of MidCity.

     Section 3.10 Taxes and Tax Returns. (a) Each of MidCity and its Subsidiaries has duly filed all federal, state, foreign and local information returns and tax returns required to be filed by it on or prior to the date hereof (all such returns being accurate and complete in all material respects) and has duly paid or made adequate provisions for the payment of all Taxes and other governmental charges which have been incurred or are due or claimed to be due from it by federal, state, foreign or local taxing authorities (including, without limitation, if and to the extent applicable, those due in respect of its properties, income, business, capital stock, deposits, franchises, licenses, sales and payrolls) other than (i) Taxes or other charges which are not yet delinquent or are being contested in good faith and have not been finally determined, or (ii) information returns, tax returns, Taxes or other governmental charges as to which the failure to file, pay or make provision are, in the aggregate, not material to MidCity on a consolidated basis. The federal income tax returns of MidCity and its Subsidiaries have either been examined by the Internal Revenue Service (the "IRS") or the statute of limitation for examination by the IRS has expired for all years to and including the taxable year ended December 31, 1996 and any liability with respect thereto has been satisfied or any liability with respect to deficiencies asserted as a result of such examination is covered by adequate reserves. To the best of MidCity's knowledge, there are no material disputes pending, or claims asserted for, Taxes or assessments upon MidCity or any of its Subsidiaries for which MidCity does not have adequate reserves. Each of MidCity and its Subsidiaries has (A) withheld proper and accurate amounts from payments to employees, creditors, independent contractors, foreign persons and other third parties for all prior periods in compliance in all material respects with the tax withholding provisions of applicable federal, state and local laws, (B) filed all federal, state, and local returns (which are accurate and complete in all material respects) for all periods for which returns were due with respect to income tax withholding, Social Security and unemployment taxes and (C) paid or made adequate provision for all Taxes shown on such federal, state or local returns to be due and payable. There are no Tax liens upon any property or assets of MidCity or its Subsidiaries except liens for current taxes not yet due. Neither MidCity nor any of its Subsidiaries has been required to include in income any adjustment pursuant to Section 481 of the Code by reason of a voluntary change in accounting method initiated by MidCity or any of its Subsidiaries, and the IRS has not initiated or proposed any such adjustment or change in accounting method.

          (b) As used in this Agreement, the term "Tax" or "Taxes" means all federal, state, local, and foreign income, excise, gross receipts, gross income, ad valorem, profits, gains, property, capital, sales, transfer, use, payroll, employment, severance, withholding, duties, intangibles, franchise, backup withholding, and other taxes, charges, levies or like assessments together with all penalties and additions to tax and interest thereon.

          (c) Neither MidCity nor any of its Subsidiaries is a party to any agreement or maintains any compensation plan, program or arrangement under which any payment is reasonably likely to become non-deductible, in whole or in part, for tax reporting purposes as a result of the limitations under
     Section 162(m) of the Code and the regulations issued thereunder.

          (d) Neither MidCity nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement solely among MidCity and its Subsidiaries). Neither MidCity nor any of its Subsidiaries has any liability for the Taxes of any person (other than MidCity and its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law). Within the past five years, neither MidCity nor any of its Subsidiaries has been a party to a reorganization within the meaning of Section 368 of the Code or been a "distributing corporation" or a "controlled corporation" in a distribution intended to qualify under Section 355(a) of the Code.

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     Section 3.11 EMPLOYEES. (a) Section 3.11(a) of the MidCity Disclosure
Schedule sets forth a list of each employee or director benefit plan, arrangement or agreement (a "MidCity Benefit Plan") that, as of the date of this Agreement, is maintained or contributed to by MidCity or any MidCity ERISA Affiliate, or under which MidCity or any MidCity ERISA Affiliate could reasonably be expected to have any liability as of the date of this Agreement. For purposes of this Agreement a "MidCity ERISA Affiliate" is any corporation, partnership or other trade or business that, together with MidCity, would be deemed to be a "single employer" within the meaning of Section 4001 of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

          (b) MidCity has heretofore made available to MB copies of each MidCity Benefit Plan and certain related documents, including (i) the actuarial report for the MidCity Benefit Plan (if applicable) for each of the last two years and (ii) the most recent determination letter from the IRS (if applicable) for the MidCity Benefit Plan.

          (c)(i) Each of the MidCity Benefit Plans has been operated and administered in all material respects in compliance with applicable laws, including, but not limited to, ERISA and the Code, (ii) each of the MidCity Benefit Plans intended to be "qualified" within the meaning of Section 401(a) of the Code is so qualified, and there are no existing circumstances or any events that have occurred that will adversely affect the qualified status of that MidCity Benefit Plan, (iii) the present value of accrued benefits under each MidCity Benefit Plan that is subject to Title IV of ERISA did not, as of the plan's most recent valuation date and based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by the plan's actuary, exceed the then current value of the assets of the plan allocable to accrued benefits, (iv) no MidCity Benefit Plan provides benefits, including, without limitation, death or medical benefits (whether or not insured), with respect to current or former employees or directors of MidCity or its Subsidiaries beyond their retirement or other termination of service, other than (A) coverage mandated by applicable law, (B) death benefits or retirement benefits under an "employee pension plan" (as defined in Section 3(2) of ERISA), (C) deferred compensation benefits accrued as liabilities on the books of MidCity or its Subsidiaries or (D) benefits the full cost of which is borne by the current or former employee or director (or his beneficiary), (v) no material liability under Title IV of ERISA has been incurred by MidCity, its Subsidiaries or any MidCity ERISA Affiliate that has not been satisfied in full, and no condition exists that presents a material risk to MidCity, its Subsidiaries or any MidCity ERISA Affiliate of incurring a material liability thereunder, (vi) no MidCity Benefit Plan is a "multiemployer pension plan" (as defined in Section 3(37) of ERISA), (vii) all contributions or other amounts payable by MidCity or its Subsidiaries as of the Effective Time with respect to each MidCity Benefit Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP and Section 412 of the Code, (viii) none of MidCity, its Subsidiaries, the MidCity ERISA Affiliates or any other person, including any fiduciary, has engaged in a transaction in connection with which MidCity, its Subsidiaries, any MidCity ERISA Affiliate or any MidCity Benefit Plan will be subject to either a material civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a material tax imposed pursuant to Section 4975 or 4976 of the Code, and (ix) to the best knowledge of MidCity there are no pending, threatened or anticipated material claims (other than routine claims for benefits) by, on behalf of or against, any of the MidCity Benefit Plans or any trusts related thereto.

          (d) Neither the execution and delivery of this Agreement nor the consummation of the MidCity Merger or any other transaction contemplated by this Agreement will (i) directly or indirectly (including without limitation, as a result of any termination of employment or service at any time prior to or following the Effective Time), entitle any current or former employee, director or independent contractor of MidCity or any of its Subsidiaries to any actual or deemed payment (or benefit) which would constitute a "parachute payment" (as such term is defined in Section 280G of the Code), without regard to whether such payment is reasonable compensation for personal services performed or to be performed in the future, (ii) increase any benefits otherwise payable under any MidCity Benefit Plan or (iii) result in any acceleration of the time of payment or vesting of any benefits under any MidCity Benefit Plan.

     Section 3.12 COMPLIANCE WITH APPLICABLE LAW. (a) MidCity and each of its Subsidiaries hold all material licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to each, and have complied in all material respects with and are not in default in any material respect under, any applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to MidCity or any of its Subsidiaries, except where the failure to hold such license, franchise, permit or authorization or such noncompliance or default will not, either individually or in the aggregate, materially adversely affect the ability of MidCity or any of its Subsidiaries to operate its business in the regular and ordinary course consistent with past practices or materially adversely affect the consolidated operating results or financial condition of MidCity.

          (b) MidCity and each of its Subsidiaries have in all material respects properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents, applicable state and federal law and regulation and common law. None of MidCity, any of its Subsidiaries, or any director, officer or employee of MidCity or of any of its Subsidiaries, has committed any breach of trust with respect to any such fiduciary account that will or is likely to result in a material liability to MidCity or any of its Subsidiaries, and the accountings for each such fiduciary account are true and correct in all material respects and accurately reflect the assets of such fiduciary account.

     Section 3.13 CERTAIN CONTRACTS. (a) Neither MidCity nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral) (i) with respect to the employment of any directors, officers or employees, (ii) which, upon the consummation or stockholder approval of the transactions contemplated by this Agreement will (either alone or upon the occurrence of any additional acts or events) result in any payment (whether of severance pay or otherwise) becoming due from MB, MidCity, the Surviving Corporation, or any of their respective Subsidiaries to any current or former director, officer, employee or independent contractor of MidCity or any of its Subsidiaries, (iii) which is a "material contract" (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed after the date of this Agreement, (iv) which restricts the conduct of business by

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MidCity or any of its Subsidiaries or upon consummation of the MidCity Merger will restrict the ability of the Surviving Corporation or any of its Subsidiaries to engage in any business, (v) with or to a labor union or guild (including any collective bargaining agreement), (vi) with respect to which (including any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan) any of the benefits will be increased, or the vesting of the benefits will be accelerated, by the occurrence of any stockholder approval or the consummation of any of the transactions contemplated by this Agreement, or the value of any of the benefits will be calculated on the basis of any of the transactions contemplated by this Agreement or (vii) which cannot be terminated upon 30 days notice without penalty or premium and which involves either an annual payment obligation in excess of $25,000 or aggregate payments in excess of $100,000 by MidCity or one of its Subsidiaries (but specifically excluding deposit liabilities). Section 3.13(a) of the MidCity Disclosure Schedule lists each contract, arrangement, commitment or understanding of the type described in this SECTION 3.13(a), and each of them is referred to herein as a "MidCity Contract."

          (b)(i) Each MidCity Contract is valid and binding on MidCity or one of its Subsidiaries, as applicable, and in full force and effect, (ii) MidCity or its applicable Subsidiary has performed all material obligations required to be performed by it under each MidCity Contract, and (iii) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material default on the part of MidCity or any of its Subsidiaries under any MidCity Contract.

          (c) Neither MidCity nor any of its Subsidiaries knows of, or has received notice of, any material violation of or default under any MidCity Contract by any of the other parties thereto.

     Section 3.14 REGULATORY MATTERS. (a) Neither MidCity nor any of its Subsidiaries or any MidCity Control Person is subject to any cease-and-desist or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been since January 1, 1998, a recipient of any supervisory letter from, or since January 1, 1998, has adopted any board resolutions at the request of any Regulatory Agency or other Governmental Entity that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its credit policies, its management or its business (each, whether or not set forth in the MidCity Disclosure Schedule, a "MidCity Regulatory Agreement"), nor has MidCity, any of its Subsidiaries or any MidCity Control Person been advised since January 1, 1998, by any Regulatory Agency or other Governmental Entity that it is considering issuing or requesting any such MidCity Regulatory Agreement.

          (b) Except for normal examinations conducted by a Regulatory Agency in the ordinary course of the business of MidCity and its Subsidiaries, no Regulatory Agency has initiated any proceeding or, to the knowledge of MidCity, investigation into the business or operations of MidCity, any of its Subsidiaries, or any MidCity Control Person since January 1, 1998. All material violations, criticisms, and exceptions by any Regulatory Agency with respect to any report or statement relating to any examinations of MidCity or any of its Subsidiaries have been resolved to the reasonable satisfaction of such Regulatory Agency.

          (c) Each MidCity financial institution Subsidiary has a Community Reinvestment Act rating of "satisfactory" or better.

     Section 3.15 INTEREST RATE RISK MANAGEMENT INSTRUMENTS. All interest rate swaps, caps, floors and option agreements and other interest rate risk management arrangements, whether entered into for the account of MidCity or for the account of a customer of MidCity or one of its Subsidiaries, were entered into in the ordinary course of business and, to MidCity's knowledge, in accordance with prudent banking practice and applicable rules, regulations and policies of any applicable Regulatory Agency and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of MidCity or one of its Subsidiaries enforceable in accordance with their terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies), and are in full force and effect. MidCity and each of its Subsidiaries have duly performed in all material respects all of their material obligations thereunder to the extent that such obligations to perform have accrued; and, to MidCity's knowledge, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder.

     Section 3.16 UNDISCLOSED LIABILITIES. Except for (i) liabilities that are fully reflected or reserved against on the consolidated balance sheet of MidCity as at December 31, 2000 or the notes thereto included in the MidCity Financial Statements, (ii) liabilities incurred since December 31, 2000 in the ordinary course of business consistent with past practice and (iii) costs and expenses relating to this Agreement and the transactions contemplated hereby, neither MidCity nor any of its Subsidiaries has any liabilities of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due) that are required under GAAP or generally accepted auditing practices to be reflected in an audited financial statement or the notes thereto.

     Section 3.17 INSURANCE. MidCity and its Subsidiaries are insured for reasonable amounts with financially sound and reputable insurance companies against such risks as companies or institutions engaged in similar businesses would, in accordance with good business practice, customarily be insured and have maintained all insurance required by their agreements and applicable laws and regulations. Neither MidCity nor any of its Subsidiaries has, during the past five years, had an insurance policy canceled or not renewed or been denied any insurance coverage for which it has applied. Section 3.17 of the MidCity Disclosure Schedule lists all self-insurance plans or programs maintained by MidCity and its Subsidiaries. Copies of such plans and programs have been provided to MB.

     Section 3.18 ENVIRONMENTAL MATTERS. (a) Neither the conduct nor operation of business by MidCity or any of its Subsidiaries nor any condition of any property currently or previously owned, operated or controlled by any of them (including, without limitation, in a fiduciary or agency capacity), or to the knowledge of MidCity, on which any of them holds a Lien, has or is reasonably likely to result in any material liability to MidCity or any of its Subsidiaries under or by reason of any Environmental Laws (as hereinafter defined) or by the presence of any Materials of Environmental Concern (as hereinafter defined). To the knowledge of MidCity, no condition has existed or event has occurred with respect to any of them or any such property that, with notice or the passage of time, or both, has or is reasonably likely to result in any material liability to MidCity or any of its Subsidiaries under or by reason of any Environmental Laws or by the presence of Materials of Environmental Concern. Except for notices for which there is no reasonable basis for the imposition of a material liability or remediation obligation on the part of MidCity or any of its Subsidiaries under any Environmental Laws or relating to Materials of Environmental Concern, neither MidCity nor any of its Subsidiaries has received any notice from any person that MidCity or its Subsidiaries or the operation or condition of any property ever owned, operated, controlled, or held as collateral or in a fiduciary capacity by any of them are or were in violation of or otherwise are alleged to have liability under any Environmental Laws or relating to Materials of Environmental Concern, including, but not limited to, responsibility (or potential responsibility) for the cleanup or other remediation of Materials of Environmental Concern at, on, beneath, or originating from any such property.

          (b) There are no underground storage tanks located on, in or under any real property currently owned, operated or controlled by MidCity or any of its Subsidiaries. Neither MidCity nor any of its Subsidiaries owns or operates any underground storage tank at any real property leased by it.

          (c) "Environmental Laws" means any federal, state or local law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, order, judgment, decree, injunction or agreement with any Governmental Entity relating to (i) the protection, preservation or restoration of human health and the environment (including air, water vapor, surface water, groundwater, drinking water supply, surface soil, subsurface soil, plant and animal life or any other natural resource), and/or (ii) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Materials of Environmental Concern. The term Environmental Law includes (x) the Comprehensive Environmental Response, Compensation and Liability Act, as amended, 42 U.S.C. Section 9601, et seq ("CERCLA"); the Resource Conservation and Recovery Act, as amended, 42 U.S.C. Section 6901, et seq; the Clean Air Act, as amended, 42 U.S.C. Section 7401, et seq; the Federal Water Pollution Control Act, as amended, 33 U.S.C. Section 1251, et seq; the Toxic Substances Control Act, as amended, 15 U.S.C. Section 9601, et seq; the Emergency Planning and Community Right to Know Act, 42 U.S.C.
     Section 1101, et seq; the Safe Drinking Water Act, 42 U.S.C. Section 300f, et seq; and all comparable state and local laws, and (y) any common law (including common law that may impose strict liability) that may impose liability or obligations for injuries or damages due to, or threatened as a result of, the presence of or exposure to any Materials of Environmental Concern.

          (d) "Materials of Environmental Concern" means (i) pollutants, contaminants and materials regulated or defined or designated as hazardous, extremely hazardous, dangerous or toxic under the following federal statutes and their state counterparts as well as these statutes' implementing regulations: CERCLA, the Federal Insecticide, Fungicide & Rodenticide Act, 7 U.S.C. Section 136 et seq; the Atomic Energy Act, 42 U.S.C. Section 2011 et seq; the Hazardous Material Transportation Act, 42 U.S.C. Section 1801 et seq; (ii) petroleum and petroleum products including crude oil and any fractions thereof; (iii) asbestos and natural gas, synthetic gas and any mixtures thereof; or (iv) a substance with respect to which a Governmental Entity otherwise requires environmental investigations, monitoring, reporting or remediation.

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     Section 3.19 STATE TAKEOVER LAWS. The Board of Directors of MidCity has
approved the transactions contemplated by this Agreement for purposes of Section 203(a)(1) of the DGCL such that the provisions of Section 203 of the DGCL will not apply to this Agreement or any of the transactions contemplated hereby.

     Section 3.20 MATERIAL INTERESTS OF CERTAIN PERSONS. No officer, director or employee of MidCity or any of its Subsidiaries or any "associate" (as such term is defined in Rule 14a-1 under the Securities Exchange Act of 1934, as amended, (the "Exchange Act")) of any officer, director or employee of MidCity or any of its Subsidiaries has any material interest in any material agreement or property (real or personal, tangible or intangible) used in, or pertaining to, the business of MidCity or any of its Subsidiaries.

     Section 3.21 INVESTMENT PORTFOLIO. As of the date hereof, and at all times hereafter pending the Effective Time, the entire investment portfolio of MidCity and its Subsidiaries will be classified as available for sale.

     Section 3.22 REAL ESTATE LOANS AND INVESTMENTS. Except for properties acquired in settlement of loans, there are no facts, circumstances or contingencies known to MidCity which exist and would require a material reduction under GAAP in the present carrying value of any of the real estate investments, joint ventures, construction loans, other investments or other loans of MidCity or any of its Subsidiaries (either individually or in the aggregate with other loans and investments).

     Section 3.23 FAIRNESS OPINION. On the date of this Agreement, Hovde Financial, Inc. and Alex Sheshunoff & Co. have each provided to the Board of Directors of MidCity a separate oral fairness opinion (which shall be confirmed in writing) to the effect that the MidCity Exchange Ratio, after taking into account the MB Exchange Ratio, is fair to the stockholders of MidCity from a financial point of view.

     Section 3.24 REORGANIZATION; POOLING OF INTERESTS. As of the date of this Agreement, MidCity has no reason to believe that the Mergers will not qualify as reorganizations within the meaning of Section 368(a) of the Code and as a "pooling of interests" for accounting purposes.

     Section 3.25 FINANCIAL HOLDING COMPANY STATUS. As of the date of this Agreement, MidCity meets all applicable criteria to become and remain a "financial holding company", as such term is defined in Section 2(p) of the BHC Act, set forth in such act as well as in any regulations, rules or interpretations issued by the Federal Reserve Board.

                                   ARTICLE IV
                      REPRESENTATIONS AND WARRANTIES OF MB

     Except as disclosed in the MB disclosure schedule delivered to MidCity concurrently herewith (the "MB Disclosure Schedule"), MB hereby represents and warrants to MidCity as follows:

     Section 4.1 CORPORATE ORGANIZATION. (a) MB is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. MB has the corporate power and authority to own and lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not, either individually or in the aggregate, have a Material Adverse Effect on MB. MB is duly registered as a bank holding company under the BHC Act. Copies of the Certificate of Incorporation, as amended, (the "MB Charter") and By-laws of MB, as in effect as of the date of this Agreement, have previously been made available by MB to MidCity.

          (b) Each of MB's Subsidiaries (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly licensed or qualified to do business and in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified except where the failure to be so licensed or qualified would not either individually or in the aggregate have a Material Adverse Effect on MB and (iii) has all requisite corporate power and authority to own and lease its properties and assets and to carry on its business as now conducted. Copies of the charters and by-laws of MB's financial institution Subsidiaries, as in effect on the date of this Agreement, have previously been made available by MB to MidCity.

     Section 4.2 CAPITALIZATION. (a) The authorized capital stock of MB consists of 20,000,000 shares of MB Common Stock and 1,000,000 shares of preferred stock, par value $.01 per share (the "MB Preferred Stock", together with the MB Common Stock being the "MB Capital Stock"). As of the date hereof, 7,064,515 shares of MB Common Stock were issued and outstanding, and no shares of MB Preferred Stock were issued and outstanding. As of the date hereof, no shares of MB Common Stock were reserved for issuance, except for the shares reserved for issuance as identified on Section 4.2(a) of the MB Disclosure Schedule. All of the issued and outstanding shares of MB Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. As of the date of this Agreement, except for shares of MB Common Stock to be issued pursuant to the MB Stock Plans, MB does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of MB Capital Stock or any other equity securities of MB or any securities representing the right to purchase or otherwise receive any shares of MB Capital Stock (collectively, "MB Rights"). Since December 31, 2000, MB has not issued any shares of MB Capital Stock or any securities convertible into or exercisable for any shares of MB Capital Stock, other than as permitted by SECTION 5.2(b) and pursuant to the exercise of MB Stock Options granted prior to such date. Section 4.2(a) of the MB Disclosure Schedule contains a list as of the date hereof of the option holders, the date each MB Stock Option was granted, the number of shares subject to each such option, the expiration date of each such option and the price at which each such option may be exercised. In no event will the aggregate number of shares of MB Common Stock outstanding immediately prior to the Effective Time (including all shares of MB Common Stock subject to then-outstanding MB Rights) exceed 7,064,515 plus, subject to SECTION 6.11, (x) the aggregate of the number of shares issued to directors pursuant to SECTION 5.2(b)(iv) and (y) the aggregate number of shares issued pursuant to the exercise of MB Stock Options granted prior to the date hereof and MB Stock Options granted after the date hereof as permitted by SECTION 5.2(b)(iii).

          (b) MB owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of its Subsidiaries, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (subject to 12 U.S.C. Section 55) and free of preemptive rights, with no personal liability attaching to the ownership thereof. None of MB's Subsidiaries has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.
     Section 4.2(b) of the MB Disclosure Schedule sets forth a list of the material investments of MB in Non-Subsidiary Affiliates.

     Section 4.3 AUTHORITY; NO VIOLATION. (a) MB has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of MB and no other corporate action on the part of MB is necessary with respect thereto, other than the adoption of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of MB Common Stock with respect to the consummation of the MB Merger only. The Board of Directors of MB has directed that this Agreement be submitted to MB's stockholders for adoption at a meeting of such stockholders. This Agreement has been duly and validly executed and delivered by MB and (assuming due authorization, execution and delivery by MidCity) constitutes a valid and binding obligation of MB, enforceable against MB in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies).

          (b) Neither the execution and delivery by MB of this Agreement nor the consummation by MB or any of its financial institution Subsidiaries of the transactions contemplated hereby, nor compliance by MB with any of the terms or provisions hereof, will (i) violate any provision of the MB Charter or By-laws or the governing documents of any of its financial institution Subsidiaries; (ii) assuming that the consents and approvals referred to in SECTION 4.4 are duly obtained, violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to MB or any of its Subsidiaries or any of their respective properties or assets; or (iii) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of MB or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which MB or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected except for such violations, conflicts, breaches or defaults which, either individually or in the aggregate, will not have a Material Adverse Effect on MB.

     Section 4.4 CONSENTS AND APPROVALS. Except for filings and registrations, and obtaining the consents, authorizations, approvals and exemptions, contemplated by SECTION 3.4, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with the consummation by MB of the MB Merger or the consummation of any of the other transactions contemplated hereby by MB or any of its Subsidiaries.

     Section 4.5 REPORTS. MB and each of its Subsidiaries have timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 1998 with the Regulatory Agencies and any other Governmental Entities, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file such report, registration or statement or to pay such fees and assessments, either individually or in the aggregate, will not have a Material Adverse Effect on MB.

     Section 4.6 FINANCIAL STATEMENTS. MB has previously made available to MidCity true and correct copies of the consolidated balance sheets of MB and its Subsidiaries as of December 31, for the fiscal years 1998, 1999, and 2000 and the related consolidated statements of income and changes in stockholders' equity and cash flows for the fiscal years 1998 through 2000, inclusive, as reported in MB's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 (the "MB 10-K"), filed with the SEC under the Exchange Act in each case accompanied by the audit report of McGladrey & Pullen, LLP, independent public accountants with respect to MB. The December 31, 2000 consolidated balance sheet of MB (including the related notes, where applicable) fairly presents in all material respects the consolidated financial position of MB and its Subsidiaries as of the date thereof, and the other financial statements referred to in this
SECTION 4.6 (including the related notes, where applicable) fairly present in all material respects the results of the consolidated operations, changes in stockholders' equity, cash flows and consolidated financial position of MB and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth; each of such statements (including the related notes, where applicable) complies with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and each of such statements (including the related notes, where applicable) has been prepared in accordance with GAAP consistently applied during the periods involved, except in each case as indicated in such statements or in the notes thereto. The financial books and records of MB and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions.

     Section 4.7 BROKER'S FEES. Except for Sandler O'Neill & Partners, L.P. (whose fees and expenses are set forth in the engagement letter included in SECTION 4.7 of the MB Disclosure Schedule), neither MB nor any of its Subsidiaries nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker's or financial advisory fees, commissions or finder's fees or fairness opinion fees in connection with the MB Merger or related transactions contemplated by this Agreement.

     Section 4.8 ABSENCE OF CERTAIN CHANGES OR EVENTS. (a) EXCEPT AS PUBLICLY DISCLOSED IN MB REPORTS FILED PRIOR TO THE DATE HEREOF, FROM December 31, 2000 to the date hereof, no event or events have occurred that have had or are reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on MB.

          (b) Except AS PUBLICLY DISCLOSED IN MB REPORTS FILED PRIOR TO THE DATE HEREOF AND for this Agreement and the transactions contemplated herein, since December 31, 2000, MB and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course.

          (c) Since December 31, 2000, neither MB nor any of its Subsidiaries has (i) except for such actions as are in the ordinary course of business or except as required by applicable law, (A) increased the wages, salaries, compensation, pension, or other fringe benefits or perquisites payable to any executive officer, employee, or director from the amount thereof in effect as of December 31, 2000, or (B) granted any severance or termination pay, entered into any contract to make or grant any severance or termination pay, or paid any bonuses, which in the aggregate exceed 5% of MB's consolidated 2000 salary and employee benefit expenses (other than customary year-end bonuses for fiscal 2000) or (ii) suffered any strike, work stoppage, slowdown, or other labor disturbance which has had, or could reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on MB.

     Section 4.9 LEGAL PROCEEDINGS. (a) Neither MB nor any of its Subsidiaries is a party to any, and there are no pending or, to the best of MB's knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or investigations of any nature against MB or any of its Subsidiaries as to which, in any such case, there is (i) a request for monetary relief in excess of $25,000, (ii) an assertion or allegation of employment discrimination or sexual harassment, (iii) a request for specific performance or other equitable relief, or (iv) a challenge to the validity or propriety of the MB Merger or any of the transactions contemplated by this Agreement.

          (b) There is no injunction, order, judgment, decree, or regulatory restriction (other than those that apply to similarly situated bank holding companies or banks) imposed upon MB, any of its Subsidiaries or the assets of MB or any of its Subsidiaries that could either materially adversely affect the ability of MB or any of its Subsidiaries to operate its business in the regular and ordinary course consistent with past practices or adversely affect the consolidated operating results or financial condition of MB.

     Section 4.10 TAXES AND TAX RETURNS. (a) Each of MB and its Subsidiaries has duly filed all federal, state, foreign and local information returns and tax returns required to be filed by it on or prior to the date hereof (all such returns being accurate and complete in all material respects) and has duly paid or made adequate provisions for the payment of all Taxes and other governmental charges which have been incurred or are due or claimed to be due from it by federal, state, foreign or local taxing authorities (including, without limitation, if and to the extent applicable, those due in respect of its properties, income, business, capital stock, deposits, franchises, licenses, sales and payrolls) other than (i) Taxes or other charges which are not yet delinquent or are being contested in good faith and have not been finally determined, or (ii) information returns, tax returns, Taxes or other governmental charges as to which the failure to file, pay or make provision are, in the aggregate, not material to MB on a consolidated basis. The federal income tax returns of MidCity and its Subsidiaries have either been examined by the IRS or the statute of limitation for examination by the IRS has expired for all years to and including the taxable year ended December 31, 1996 and any liability with respect thereto has been satisfied or any liability with respect to deficiencies asserted as a result of such examination is covered by adequate reserves. To the best of MB's knowledge, there are no material disputes pending, or claims asserted for, Taxes or assessments upon MB or any of its Subsidiaries for which MB does not have adequate reserves. Each of MB and its Subsidiaries has (A) withheld proper and accurate amounts from payments to employees, creditors, independent contractors, foreign persons and other third parties for all prior periods in compliance in all material respects with the tax withholding provisions of applicable federal, state and local laws, (B) filed all federal, state, and local returns (which are accurate and complete in all material respects) for all periods for which returns were due with respect to income tax withholding, Social Security and unemployment taxes and (C) paid or made adequate provision for all Taxes shown on such federal, state or local returns to be due and payable. There are no Tax liens upon any property or assets of MB or its Subsidiaries except liens for current taxes not yet due. Neither MB nor any of its Subsidiaries has been required to include in income any adjustment pursuant to Section 481 of the Code by reason of a voluntary change in accounting method initiated by MB or any of its Subsidiaries, and the IRS has not initiated or proposed any such adjustment or change in accounting method.

          (b) Neither MB nor any of its Subsidiaries is a party to any agreement or maintains any compensation plan, program or arrangement under which any payment is reasonably likely to become non-deductible, in whole or in part, for tax reporting purposes as a result of the limitations under
     Section 162(m) of the Code and the regulations issued thereunder.

          (c) Neither MB nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement solely among MB and its Subsidiaries). Neither MB nor any of its Subsidiaries has any liability for the Taxes of any person (other than MB and its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law). Within the past five years, neither MB nor any of its Subsidiaries has been a party to a reorganization within the meaning of
     Section 368 of the Code or been a "distributing corporation" or a "controlled corporation" in a distribution intended to qualify under
     Section 355(a) of the Code.

     Section 4.11 EMPLOYEES. (a) Section 4.11(a) of the MB Disclosure Schedule sets forth a list of each employee or director benefit plan, arrangement or agreement (an "MB Benefit Plan") that, as of the date of this Agreement, is maintained or contributed to by MB or any MB ERISA Affiliate, or under which MB or any MB ERISA Affiliate could reasonably be expected to have any liability as of the date of this Agreement. For purposes of this Agreement an "MB ERISA Affiliate" is any corporation, partnership or other trade or business that, together with MB, would be deemed to be a "single employer" within the meaning of Section 4001 of ERISA.

          (b) MB has heretofore made available to MidCity copies of each MB Benefit Plan and certain related documents, including (i) the actuarial report for the MB Benefit Plan (if applicable) for each of the last two years and (ii) the most recent determination letter from the IRS (if applicable) for the MB Benefit Plan.

          (c)(i) Each of the MB Benefit Plans has been operated and administered in all material respects in compliance with applicable laws, including, but not limited to, ERISA and the Code, (ii) each of the MB Benefit Plans intended to be "qualified" within the meaning of Section 401(a) of the Code is so qualified, and there are no existing circumstances or any events that have occurred that will adversely affect the qualified status of that MB Benefit Plan, (iii) the present value of accrued benefits under each MB Benefit Plan that is subject to Title IV of ERISA did not, as of the plan's most recent valuation date and based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by the plan's actuary, exceed the then current value of the assets of the plan allocable to accrued benefits, (iv) no MB Benefit Plan provides benefits, including, without limitation, death or medical benefits (whether or not insured), with respect to current or former employees or directors of MB or its Subsidiaries beyond their retirement or other termination of service, other than (A) coverage mandated by applicable law, (B) death benefits or retirement benefits under an "employee pension plan" (as defined in Section 3(2) of ERISA), (C) deferred compensation benefits accrued as liabilities on the books of MB or its Subsidiaries or (D) benefits the full cost of which is borne by the current or former employee or director (or his beneficiary), (v) no material liability under Title IV of ERISA has been incurred by MB, its Subsidiaries or any MB ERISA Affiliate that has not been satisfied in full, and no condition exists that presents a material risk to MB, its Subsidiaries or any MB ERISA Affiliate of incurring a material liability thereunder, (vi) no MB Benefit Plan is a "multiemployer pension plan" (as defined in Section 3(37) of ERISA), (vii) all contributions or other amounts payable by MB or its Subsidiaries as of the Effective Time with respect to each MB Benefit Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP and
     Section 412 of the Code, (viii) none of MB, its Subsidiaries, the MB ERISA Affiliates or any other person, including any fiduciary, has engaged in a transaction in connection with which MB, its Subsidiaries, any MB ERISA Affiliate or any MB Benefit Plan will be subject to either a material civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a material tax imposed pursuant to Section 4975 or 4976 of the Code, and (ix) to the best knowledge of MB there are no pending, threatened or anticipated material claims (other than routine claims for benefits) by, on behalf of or against, any of the MB Benefit Plans or any trusts related thereto.

          (d) Neither the execution and delivery of this Agreement nor the consummation of the MB Merger or any other transaction contemplated by this Agreement will (i) directly or indirectly (including without limitation, as a result of any termination of employment or service at any time prior to or following the Effective Time), entitle any current or former employee, director or independent contractor of MB or any of its Subsidiaries to any actual or deemed payment (or benefit) which would constitute a "parachute payment" (as such term is defined in Section 280G of the Code), without regard to whether such payment is reasonable compensation for personal services performed or to be performed in the future, (ii) increase any benefits otherwise payable under any MB Benefit Plan or (iii) result in any acceleration of the time of payment or vesting of any benefits under any MB Benefit Plan.

     Section 4.12 SEC REPORTS. MB has previously made available to MidCity an accurate and complete copy of each (a) final registration statement, prospectus, report, schedule and

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definitive proxy statement filed since January 1, 1998 by MB (the "MB Reports")
with the SEC pursuant to the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act and prior to the date hereof and (b) communication mailed by MB to its stockholders since January 1, 1998 and prior to the date hereof, and no such MB Report or communication, as of the date thereof, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information as of a later date (but before the date hereof) shall be deemed to modify information as of an earlier date. Since January 1, 1998, as of their respective dates, all MB Reports filed under the Securities Act and the Exchange Act complied in all material respects with the published rules and regulations of the SEC with respect thereto.

     Section 4.13 COMPLIANCE WITH APPLICABLE LAW. (a) MB and each of its Subsidiaries hold all material licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to each, and have complied in all material respects with and are not in default in any material respect under, any applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to MB or any of its Subsidiaries, except where the failure to hold such license, franchise, permit or authorization or such noncompliance or default will not, either individually or in the aggregate, materially adversely affect the ability of MB or any of its Subsidiaries to operate its business in the regular and ordinary course consistent with past practices or materially adversely affect the consolidated operating results or financial condition of MB.

          (b) MB and each of its Subsidiaries have in all material respects properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents, applicable state and federal law and regulation and common law. None of MB, any of its Subsidiaries, or any director, officer or employee of MB or of any of its Subsidiaries, has committed any breach of trust with respect to any such fiduciary account that will or is likely to result in a material liability to MB or any of its Subsidiaries, and the accountings for each such fiduciary account are true and correct in all material respects and accurately reflect the assets of such fiduciary account.

     Section 4.14 CERTAIN CONTRACTS. (a) Neither MB nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral) (i) with respect to the employment of any directors, officers or employees, (ii) which, upon the consummation or stockholder approval of the transactions contemplated by this Agreement will (either alone or upon the occurrence of any additional acts or events) result in any payment (whether of severance pay or otherwise) becoming due from MidCity, MB, the Surviving Corporation, or any of their respective Subsidiaries to any current or former director, officer, employee or independent contractor of MB or any of its Subsidiaries, (iii) which is a "material contract" (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed after the date of this Agreement, (iv) which restricts the conduct of business by MB or any of its Subsidiaries or upon consummation of the MB Merger will restrict the ability of the Surviving Corporation or any of its Subsidiaries to engage in any business,
(v) with or to a labor union or guild (including any collective bargaining agreement), (vi) with respect to which

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(including any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan) any of the benefits will be increased, or the vesting of the benefits will be accelerated, by the occurrence of any stockholder approval or the consummation of any of the transactions contemplated by this Agreement, or the value of any of the benefits will be calculated on the basis of any of the transactions contemplated by this Agreement or (vii) which cannot be terminated upon 30 days notice without penalty or premium and which involves either an annual payment obligation in excess of $25,000 or aggregate payments in excess of $100,000 by MB or one of its Subsidiaries (but specifically excluding deposit liabilities). Section 4.14(a) of the MB Disclosure Schedule lists each contract, arrangement, commitment or understanding of the type described in this SECTION 4.14(a), and each of them is referred to herein as an "MB Contract."

          (b)(i) Each MB Contract is valid and binding on MB or one of its Subsidiaries, as applicable, and in full force and effect, (ii) MB or its applicable Subsidiary has performed all material obligations required to be performed by it under each MB Contract, and (iii) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material default on the part of MB or any of its Subsidiaries under any MB Contract.

          (c) Neither MB nor any of its Subsidiaries knows of, or has received notice of, any material violation of or default under any MB Contract by any of the other parties thereto.

     Section 4.15 REGULATORY MATTERS. (a) Neither MB nor any of its Subsidiaries is subject to any cease-and-desist or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been since January 1, 1998, a recipient of any supervisory letter from, or since January 1, 1998, has adopted any board resolutions at the request of any Regulatory Agency or other Governmental Entity that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its credit policies, its management or its business (each, whether or not set forth in the MB Disclosure Schedule, a "MB Regulatory Agreement"), nor has MB or any of its Subsidiaries been advised since January 1, 1998, by any Regulatory Agency or other Governmental Entity that it is considering issuing or requesting any such MB Regulatory Agreement.

          (b) Except for normal examinations conducted by a Regulatory Agency in the ordinary course of the business of MB and its Subsidiaries, no Regulatory Agency has initiated any proceeding or, to the knowledge of MB, investigation into the business or operations of MB or any of its Subsidiaries since January 1, 1998. All material violations, criticisms, and exceptions by any Regulatory Agency with respect to any report or statement relating to any examinations of MB or any of its Subsidiaries have been resolved to the reasonable satisfaction of such Regulatory Agency.

          (c) Each MB financial institution Subsidiary has a Community Reinvestment Act rating of "satisfactory" or better.


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

     Section 4.16 INTEREST RATE RISK MANAGEMENT INSTRUMENTS. All interest rate swaps, caps, floors and option agreements and other interest rate risk management arrangements, whether entered into for the account of MB or for the account of a customer of MB or one of its Subsidiaries, were entered into in the ordinary course of business and, to MB's knowledge, in accordance with prudent banking practice and applicable rules, regulations and policies of any applicable Regulatory Agency and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of MB or one of its Subsidiaries enforceable in accordance with their terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies), and are in full force and effect. MB and each of its Subsidiaries have duly performed in all material respects all of their material obligations thereunder to the extent that such obligations to perform have accrued; and, to MB's knowledge, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder.

     Section 4.17 UNDISCLOSED LIABILITIES. Except for (i) liabilities that are fully reflected or reserved against on the consolidated balance sheet of MB as at December 31, 2000 or the notes thereto included in the MB 10-K, (ii) liabilities incurred since December 31, 2000 in the ordinary course of business consistent with past practice, (iii) liabilities and obligations incurred and to be incurred under or by reason of the Agreement and Plan of Merger dated February 8, 2001, by and among MB Financial, Inc., Manufacturers National Corporation, Manufacturers Bank, FSL Holdings, Inc. and First Savings and Loan Association of South Holland and the transactions contemplated therein (the "MB Acquisition") and (iv) costs and expenses relating to this Agreement and the transactions contemplated hereby, neither MB nor any of its Subsidiaries has any liabilities of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due) that are required under GAAP or generally accepted auditing practices to be reflected in an audited financial statement or the notes thereto.

     Section 4.18 INSURANCE. MB and its Subsidiaries are insured for reasonable amounts with financially sound and reputable insurance companies against such risks as companies or institutions engaged in similar businesses would, in accordance with good business practice, customarily be insured and have maintained all insurance required by their agreements and applicable laws and regulations. Neither MB nor any of its Subsidiaries has, during the past five years, had an insurance policy canceled or not renewed or been denied any insurance coverage for which it has applied. Section 4.18 of the MB Disclosure Schedule lists all self-insurance plans or programs maintained by MB and its Subsidiaries. Copies of such plans and programs have been provided to MidCity.

     Section 4.19 ENVIRONMENTAL MATTERS. (a) Neither the conduct nor operation of business by MB or any of its Subsidiaries nor any condition of any property currently or previously owned, operated or controlled by any of them (including, without limitation, in a fiduciary or agency capacity), or to the knowledge of MB, on which any of them holds a Lien, has or is reasonably likely to result in any material liability to MB or any of its Subsidiaries under or by reason of any Environmental Law or by the presence of any Materials of Environmental Concern. To the knowledge of MB, no condition has existed or event has occurred with respect to any of them or any such property that, with notice or the passage of time, or both, has or is reasonably likely to result in any material liability to MB or any of its Subsidiaries under or by reason of any Environmental Laws or the presence of Materials of Environmental Concern.

Except for notices for which there is no reasonable basis for the imposition of a material liability or remediation obligation on the part of MB or any of its Subsidiaries under any Environmental Laws or relating to Materials of Environmental Concern, neither MB nor any of its Subsidiaries has received any notice from any person that MB or its Subsidiaries or the operation or condition of any property ever owned, operated, controlled, or held as collateral or in a fiduciary capacity by any of them are or were in violation of or otherwise are alleged to have liability under any Environmental Laws or relating to Materials of Environmental Concern, including, but not limited to, responsibility (or potential responsibility) for the cleanup or other remediation of Materials of Environmental Concern at, on, beneath, or originating from any such property.

          (b) There are no underground storage tanks located on, in or under any real property currently owned, operated or controlled by MB or any of its Subsidiaries. Neither MB nor any of its Subsidiaries owns or operates any underground storage tank at any real property leased by it.

     Section 4.20 STATE TAKEOVER LAWS. The Board of Directors of MB has approved the transactions contemplated by this Agreement for purposes of Section 203(a)(1) of the DGCL such that the provisions of Section 203 of the DGCL will not apply to this Agreement or any of the transactions contemplated hereby.

     Section 4.21 MATERIAL INTERESTS OF CERTAIN PERSONS. No officer, director or employee of MB or any of its Subsidiaries or any "associate" (as such term is defined in Rule 14a-1 under the Exchange Act) of any officer, director or employee of MB or any of its Subsidiaries has any material interest in any material agreement or property (real or personal, tangible or intangible) used in, or pertaining to, the business of MB or any of its Subsidiaries.

     Section 4.22 REAL ESTATE LOANS AND INVESTMENTS. Except for properties acquired in settlement of loans, there are no facts, circumstances or contingencies known to MB which exist and would require a material reduction under GAAP in the present carrying value of any of the real estate investments, joint ventures, construction loans, other investments or other loans of MB or any of its Subsidiaries (either individually or in the aggregate with other loans and investments).

     Section 4.23 FAIRNESS OPINION. On the date of this Agreement, Sandler O'Neill & Partners, L.P. has provided to the Board of Directors of MB an oral fairness opinion (which shall be confirmed in writing) to the effect that the MB Exchange Ratio, after taking into account the MidCity Exchange Ratio, is fair to the stockholders of MB from a financial point of view.

     Section 4.24 REORGANIZATION; POOLING OF INTERESTS. As of the date of this Agreement, MB has no reason to believe that the Mergers will not qualify as reorganizations within the meaning of Section 368(a) of the Code and as a "pooling of interests" for accounting purposes.

     Section 4.25 FINANCIAL HOLDING COMPANY STATUS. As of the date of this Agreement, MB meets all applicable criteria to become and remain a "financial holding company", as such term is defined in Section 2(p) of the BHC Act, set forth in such act as well as in any regulations, rules or interpretations issued by the Federal Reserve Board.

     Section 4.26 MB CONTROL PERSON. No stockholder of MB owns, controls or possesses voting power over ten percent or more of the outstanding MB Capital Stock.

                                    ARTICLE V
                    COVENANTS RELATING TO CONDUCT OF BUSINESS

     Section 5.1 CONDUCT OF BUSINESSES PRIOR TO THE EFFECTIVE TIME. During the period from the date of this Agreement to the Effective Time, except as expressly contemplated or permitted by this Agreement (including the funding, implementation and integration of the MB Acquisition), each of MidCity and MB shall, and shall cause each of their respective Subsidiaries to, (a) conduct its business only in the ordinary course, (b) use commercially reasonable efforts to maintain and preserve intact its business organization, employees and advantageous business relationships and retain the services of its key officers and key employees and (c) take no action which would adversely affect or delay the ability of either MidCity or MB (or any of their respective financial institution Subsidiaries) to obtain any necessary approvals of any Regulatory Agency or other Governmental Entity required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby.

     Section 5.2 FORBEARANCES. During the period from the date of this Agreement to the Effective Time, except as expressly contemplated or permitted by this Agreement, neither MidCity nor MB shall, and neither MidCity nor MB shall permit any of their respective Subsidiaries to, without the prior written consent of the other party to this Agreement (which consent shall not be unreasonably withheld with respect to subsections (e), (f)(v), (k) and (l)):

          (a) other than in the ordinary course of business or in connection with the funding of the MB Acquisition, incur any indebtedness for borrowed money (other than short-term indebtedness incurred to refinance short-term indebtedness and indebtedness of MB or any of its Subsidiaries to MB or any of its wholly-owned Subsidiaries, on the one hand, or of MidCity or any of its Subsidiaries to MidCity or any of its wholly-owned Subsidiaries, on the other hand), assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, or make any loan or advance (it being understood and agreed that incurrence of indebtedness in the ordinary course of business shall include, without limitation, creating deposit liabilities (including certificates of deposit), purchasing Federal funds, receiving advances from the Federal Home Loan Bank and entering into repurchase agreements);

          (b)(i) adjust, split, combine or reclassify any capital stock;

               (ii) make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire (except as provided in SECTION 6.11), any shares of its capital stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock (except (A) in the case of MidCity, for regular quarterly cash dividends on MidCity Common Stock at a rate not in excess of $35.00 per share of MidCity Common Stock with record and payment dates consistent with past practices, and (B) dividends paid by any of the wholly-owned Subsidiaries of each of MidCity and MB to MidCity or MB or any of their other wholly-owned Subsidiaries, respectively, and dividends paid in the ordinary course of business consistent with past practice by any non-wholly owned Subsidiary of MB or MidCity);

               (iii) grant any stock appreciation rights or grant any individual, corporation or other entity any right to acquire any shares of its capital stock, other than grants of (x) options pursuant to the MB Stock Plans in the ordinary course of business in July, 2001 consistent with past practice (which options may be fully vested on the date of grant) and (y) fully vested options to directors pursuant to their election to receive options in lieu of directors' fees as described in Section 4.2(a) of the MB Disclosure Schedule; or

               (iv) issue any additional shares of capital stock except (x) pursuant to the exercise of MB Stock Options outstanding as of the date hereof or issued in compliance with SECTION 5.2(b)(iii) and (y) grants of MB Common Stock to directors pursuant to their election to receive MB Common Stock in lieu of directors' fees as described in
          Section 4.2(a) of the MB Disclosure Schedule;

          (c) sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets to any individual, corporation or other entity other than a wholly-owned Subsidiary, or cancel, release or assign any indebtedness owed to it by any person or any claims held by it against any person, except (i) in the ordinary course of business, (ii) the encumbrance of assets in connection with the funding of the MB Acquisition or (iii) the sale of assets acquired in the MB Acquisition;

          (d) except for transactions in the ordinary course of business, the MB Acquisition or pursuant to contracts or agreements in force on the date hereof that are listed on SCHEDULE 5.2 of the MidCity Disclosure Schedule or the MB Disclosure Schedule, as the case may be, make any material investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation or other entity other than a Subsidiary thereof;

          (e) enter into, modify or amend any material agreement (excluding lending and deposit taking activities) or terminate, or waive any material provision of, any MB Contract or MidCity Contract, as the case may be, or make any change in any instrument, plan or agreement governing the terms of any of its securities (including any options under any MB Stock Plan), or material lease or contract, other than normal renewals of contracts and leases without material adverse changes of terms;

          (f) (i) increase in any manner the compensation or fringe benefits of any of its employees, except in the ordinary course of business consistent with past practices, (ii) pay any pension or retirement allowance not required by any existing plan or agreement to any such employees, (iii) except as set forth in Section 4.17 of the MB Disclosure Schedule, become a party to, amend or commit itself to any MidCity Benefit Plan or MB Benefit Plan, as the case may be, or employment, severance or change in control agreement with or for the benefit of any former or current employee or director, other than the extension of MidCity's Retention Plan, (iv) take any action to accelerate the vesting of, or the lapsing of restrictions with respect to, any stock options or other stock-based compensation or (v) in the case of MidCity, take any action to declare the MidCity Merger or the Mergers a change in control under any change in control severance agreement, any severance plan or any other MidCity Benefit Plan other than in connection with the extension of MidCity's Retention Plan;

          (g) other than in connection with or relating to this Agreement, solicit or enter into any negotiations, discussions or agreement in respect of, or authorize any individual, corporation or other entity to solicit or encourage from any third party or enter into any negotiations, discussions or agreement in respect of, or provide or cause to be provided any confidential information in connection with any inquiries or proposals relating to, the disposition of all or substantially all of its business or assets, or the acquisition of its voting securities or the merger of it or any of its Subsidiaries with any corporation or other entity (any of the foregoing, an "Acquisition Proposal") ; PROVIDED, HOWEVER, either MB or MidCity may after its receipt of an Acquisition Proposal and during the period prior to such party's stockholders meeting to vote on this Agreement, provide information at the request of, participate in discussions with or enter into negotiations with a third party with respect to such Acquisition Proposal if the Board of Directors of such party determines in good faith that such action would be consistent with its fiduciary duties to the stockholders of such party under applicable law, in which case such party shall keep the other party hereto fully informed relating to all aspects of such Acquisition Proposal;

          (h) settle any material claim, action or proceeding involving money damages, except in the ordinary course of business;

          (i) knowingly take any action that would prevent or impede the Mergers from qualifying for "pooling of interests" accounting treatment or as reorganizations within the meaning of Section 368 of the Code;

          (j)  amend its certificate of incorporation or its by-laws;

          (k)  except in connection with the MB Acquisition as set forth in
     SECTION 4.17 of the MB Disclosure Schedule, restructure or materially change its investment securities portfolio or its gap position, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;

          (l) (i) voluntarily make any material changes in or to its deposit mix; increase or decrease the rate of interest paid on its deposit liabilities (including certificates of deposit), except in a manner pursuant to policies consistent with past practice, (ii) incur any liability or obligation relating to retail banking and branch merchandising, marketing and advertising activities and initiatives in excess of amounts contained in its 2001 budget previously provided to the other party, (iii) open any new branch or deposit taking facility except in connection with the MB Acquisition as set forth in SECTION 4.17 of the MB Disclosure Schedule or (iv) other than the closing and consolidation of branches in connection with the MB Acquisition as set forth in SECTION 4.17 of the MB Disclosure Schedule, close or relocate any existing branch or other facility;

          (m) make any material changes in its policy concerning loan underwriting or which persons may approve loans;

          (n) except for the purchase of readily marketable securities in the ordinary course of business and, upon prior consultation with the other party hereto, the establishment of or investment in one or more new Subsidiaries for tax planning purposes, create or invest in any new Subsidiary or Non-Subsidiary Affiliate;

          (o) except as required by applicable law or regulation, (i) implement or adopt any material change in its interest rate and other risk management policies, procedures or practices, (ii) fail to follow its existing policies or practices with respect to managing its exposure to interest rate and other risk or (iii) fail to use commercially reasonable means to avoid any material increase in its aggregate exposure to interest rate risk;

          (p) foreclose upon or otherwise take title to or possession or control of any real property without first obtaining a Phase I environmental report thereon and, if recommended in the Phase I, a Phase II environmental report; PROVIDED, HOWEVER, that neither party nor any of its Subsidiaries shall be required to obtain such a report with respect to one-to-four-family, non-agricultural residential property of five acres or less to be foreclosed upon unless it has reason to believe that such property might be in material violation of or require remediation under Environmental Laws;

          (q) take any action that is intended or expected to result in any of its representations, warranties, covenants or agreements set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the Mergers set forth in ARTICLE VII not being satisfied or in a violation of any provision of this Agreement, except, in every case, as may be required by applicable law;

          (r) implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or regulatory guidelines; or

          (s) agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any of the actions prohibited by this SECTION 5.2.

                                   ARTICLE VI
                             ADDITIONAL AGREEMENTS

     Section 6.1 REGULATORY MATTERS. (a) MidCity and MB shall promptly prepare and file with the SEC the Joint Proxy Statement and MB shall on behalf of NewCo promptly prepare and file with the SEC the S-4, in which the Joint Proxy Statement will be included as a prospectus. Each of MidCity and MB shall use their commercially reasonable efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filing, and MidCity and MB shall thereafter mail or deliver the Joint Proxy Statement to their respective stockholders. MB and MidCity shall use commercially reasonable efforts to obtain all necessary state securities law or "Blue Sky" permits and approvals required to carry out the transactions contemplated by this Agreement, and each of them shall furnish all information concerning itself and its stockholders as may be reasonably requested in connection with any such action.

          (b) The parties hereto shall cooperate with each other and use their commercially reasonable efforts to promptly prepare and file all necessary documentation to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement (including, without limitation, the Mergers), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such Governmental Entities. MidCity and MB shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to MB or MidCity, as the case may be, and any of their respective Subsidiaries, which appear in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated herein.

          (c) MidCity and MB shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Joint Proxy Statement, the S-4 or any other statement, filing, notice or application made by or on behalf of NewCo, MidCity, MB or any of their respective Subsidiaries to any Governmental Entity in connection with the Mergers and the other transactions contemplated by this Agreement. Each of MidCity and MB agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (i) the S-4 will, at the time the S-4 and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (ii) the Joint Proxy Statement and any amendment or supplement thereto will, at the date of mailing to the stockholders of the parties and at the time of each stockholders' meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or any statement which, in the light of the circumstances under which such statement is made, will be false or misleading with respect to any material fact, or which will omit to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier statement in the Joint Proxy Statement or any amendment or supplement thereto. Each of MidCity and MB further agrees, if it shall become aware prior to the Effective Time of any information furnished by it that would cause any of the statements in the Joint Proxy Statement to be false or misleading with respect to any material fact or the omission of any material fact necessary to make the statements therein not false or misleading, to promptly inform the other party thereof and to take the necessary steps to correct the Joint Proxy Statement.

          (d) MB agrees to cause NewCo to advise MidCity, promptly after NewCo receives notice thereof, of the time when the S-4 has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of NewCo Common Stock for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose or of any request by the SEC for the amendment or supplement of the S-4 or for additional information.

          (e) MidCity and MB shall promptly advise each other upon receiving any communication from any Governmental Entity whose consent or approval is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval (as defined below) will not be obtained or that the receipt of any such approval will be materially delayed.

     Section 6.2 ACCESS TO INFORMATION. (a) Upon reasonable notice and subject to applicable laws relating to the exchange of information, each of MidCity and MB, for the purposes of verifying the representations and warranties of the other and preparing for the Mergers and the other matters contemplated by this Agreement, shall, and shall cause each of their respective Subsidiaries to, afford to the officers, employees, accountants, counsel and other representatives of the other party, access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments and records and, during such period, each of MidCity and MB shall, and shall cause their respective Subsidiaries to, make available to the other party (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws or federal or state banking laws (other than reports or documents which MidCity or MB, as the case may be, is not permitted to disclose under applicable law) and (ii) all other information concerning its business, properties and personnel as such party may reasonably request. Neither MidCity nor MB nor any of their respective Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of MidCity's or MB's, as the case may be, customers, jeopardize the attorney-client privilege of the institution in possession or control of such information or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

          (b) Each of MB and MidCity agrees that it will not, and will cause its representatives not to, use any information obtained pursuant to this
     SECTION 6.2 (as well as any other information obtained prior to the date hereof in connection with entering into this Agreement) for any purpose unrelated to the consummation of the transactions contemplated by this Agreement. Subject to the requirements of law, each party will keep confidential, and will cause its representatives to keep confidential, all information and documents obtained pursuant to this SECTION 6.2 (as well as any other information obtained prior to the date hereof in connection with the entering into of this Agreement) unless such information (i) was already known to such party, (ii) becomes available to such party from other sources not known by such party to be bound by a confidentiality obligation, (iii) is disclosed with the prior written approval of the providing party or (iv) is or becomes readily ascertainable from publicly available sources. If this Agreement is terminated or the transactions contemplated by this Agreement shall otherwise fail to be consummated, each party shall promptly cause all copies of documents or extracts thereof containing information and data as to the other party to be returned to the other party.

          (c) No investigation by either of the parties or their respective representatives shall affect the representations and warranties of the other set forth herein.

     Section 6.3 STOCKHOLDERS' APPROVALS. Each of MidCity and MB shall call a meeting of its stockholders to be held as soon as reasonably practicable for the purpose of voting upon the adoption of this Agreement. The Board of Directors of MidCity shall favorably recommend adoption of this Agreement by the MidCity stockholders and the Board of Directors of MB shall favorably recommend adoption of this Agreement by the MB stockholders, and each such Board shall take all other reasonable and lawful action to obtain the requisite stockholder approvals; PROVIDED HOWEVER, if the Board of Directors of MB or MidCity concludes that the making of (or continuing to make) a favorable recommendation would be inconsistent with its fiduciary duties to the stockholders of such party under Delaware law (as determined in good faith), then the Board of Directors of such party may withdraw, modify or change such recommendation.

     Section 6.4 LEGAL CONDITIONS TO MERGERS. Subject to the fiduciary duty provisions contained in SECTIONS 5.2(g) and 6.3, each of MidCity and MB shall, and shall cause its Subsidiaries to, use their commercially reasonable efforts
(a) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements that may be imposed on such party or its Subsidiaries with respect to the Mergers and, subject to the conditions set forth in ARTICLE VII hereof, to consummate the transactions contemplated by this Agreement, and (b) to obtain (and to cooperate with the other party to obtain) any material consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party that is required to be obtained by MB or MidCity or any of their respective Subsidiaries in connection with the Mergers and the other transactions contemplated by this Agreement.

     Section 6.5 AFFILIATES; PUBLICATION OF COMBINED FINANCIAL RESULTS. (a) Each of MidCity and MB shall use commercially reasonable efforts to cause each director, executive officer and other person who is an "affiliate" (for purposes of Rule 145 under the Securities Act and for purposes of qualifying the Mergers for "pooling of interests" accounting treatment) of such party to deliver to the other party hereto, as soon as practicable after the date of this Agreement, and prior to the date of the stockholders' meetings called by MidCity and MB to approve this Agreement, a written agreement, in the form of EXHIBIT E or F, as applicable, hereto, providing that such person will not sell, pledge, transfer or otherwise dispose of any shares of MidCity Common Stock, or MB Capital Stock held by such "affiliate" and any shares of NewCo Common Stock to be received by such "affiliate" in the Mergers.

          (b) The Surviving Corporation shall use its commercially reasonable efforts to publish as promptly as reasonably practical, but in no event later than 90 days after the end of the first month after the MB Effective Time in which there are at least 30 days of post-Mergers combined operations (which month may be the month in which the

     Effective Time occurs), combined sales and net income data as contemplated by and in accordance with the terms of SEC Accounting Series Release No. 135.

     Section 6.6 STOCK QUOTATION. NewCo shall use its commercially reasonable efforts to cause the shares of NewCo Common Stock to be issued in the Mergers to be qualified for quotation on the Nasdaq, subject to official notice of issuance, prior to the Effective Time.

     Section 6.7 EMPLOYEE BENEFIT PLANS. (a) From and after the Effective Time, unless otherwise mutually determined, the MB Benefit Plans and MidCity Benefit Plans in effect as of the date of this Agreement shall remain in effect with respect to employees of MB or MidCity (or their Subsidiaries), respectively, covered by such plans at the Effective Time until such time as the Surviving Corporation shall, subject to applicable law, the terms of this Agreement and the terms of such plans, adopt new benefit plans with respect to employees of the Surviving Corporation and its Subsidiaries (the "New Benefit Plans"), or otherwise merge or combine existing MidCity Benefit Plans into MB Benefit Plans, or vice versa. Prior to the Closing Date, MB and MidCity shall cooperate in reviewing, evaluating and analyzing the MidCity Benefit Plans and MB Benefit Plans with a view towards developing appropriate New Benefit Plans or combining or merging existing benefit plans for the employees covered thereby.

          (b) The foregoing notwithstanding, the Surviving Corporation shall honor in accordance with their terms all benefits vested as of the Effective Time under the MidCity Benefit Plans or the MB Benefit Plans or under other contracts, arrangements, commitments, or understandings described in the MidCity Disclosure Schedule and the MB Disclosure Schedule.

          (c) Nothing in this SECTION 6.7 shall be interpreted as preventing the Surviving Corporation from amending, modifying or terminating any MidCity Benefit Plans, MB Benefit Plans, or other contracts, arrangements, commitments or understandings, in accordance with their terms and applicable law.

          (d) It is the intention of MB and MidCity, during the period shortly following the execution of this Agreement, to coordinate efforts towards establishing a retention and severance program, consistent with the strategy for the Mergers, in an effort to retain and provide incentives to key personnel for the benefit of the Surviving Corporation and its wholly-owned Subsidiaries in a manner that provides for equitable treatment of similarly situated employees of MB, MidCity and their respective wholly-owned Subsidiaries.

          (e) In the event that any employee of MidCity who is covered by a MidCity Change in Control Severance Agreement or the MidCity Severance Plan as of the date hereof (as disclosed in SECTION 3.13(a) of the MidCity Disclosure Schedule) is involuntarily terminated without cause at the Effective Time or within 24 months thereafter, then notwithstanding that the Mergers may not constitute a change in control under such employee's MidCity Change in Control Severance Agreement or the MidCity Severance Plan, the covered MidCity employee shall nevertheless be entitled to the applicable benefit under his or her MidCity Change in Control Severance Agreement or the MidCity Severance Plan, whichever is applicable. The provisions of this SECTION 6.7(e) shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each such employee of MidCity and his or her heirs and representatives.

          (f) Prior to the Closing Date, MB and/or its wholly-owned Subsidiaries may enter into Change in Control Severance Agreements with senior vice presidents (or persons with equivalent responsibilities) or a Change in Control Severance Plan for their benefit providing up to one year's salary for each covered employee if he or she is involuntarily terminated without cause in connection with or within 24 months after a change in control, including the change in control arising from the Mergers.

     Section 6.8 INDEMNIFICATION; DIRECTORS' AND OFFICERS' INSURANCE. (a) In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, including, without limitation, any such claim, action, suit, proceeding or investigation in which any individual who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director or officer or employee of NewCo, MB, MidCity or any of their respective Subsidiaries (the "Indemnified Parties"), is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he is or was a director, officer or employee of NewCo, MB, MidCity or any of their respective Subsidiaries or any of their respective predecessors prior to the Effective Time or (ii) this Agreement or any of the transactions contemplated hereby, whether in any case asserted or arising before or after the Effective Time, the parties hereto agree to cooperate and use their commercially reasonable efforts to defend against and respond thereto. It is understood and agreed that after the Effective Time, the Surviving Corporation shall indemnify and hold harmless, as and to the fullest extent permitted by law, each such Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorney's fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by law upon receipt of any undertaking required by applicable law), judgments, fines and amounts paid in settlement in connection with any such threatened or actual claim, action, suit, proceeding or investigation.

          (b) The parties shall use commercially reasonable efforts to cause NewCo to continue the existing officers and directors liability insurance of MB as of the Effective Time with coverage for the past acts and omissions of individuals serving as officers and directors of MB, MidCity and their respective Subsidiaries immediately prior to the Effective Time, and if such past acts and omissions coverage is available, the Surviving Corporation shall continue such coverage for the 6 year period next following the Effective Time. Prior to the Effective Time, MidCity and/or MB, at the election of MB, shall procure 6 year tail coverage under its existing policies of officers' and directors' liability insurance for the past acts and omissions of individuals serving as officers and directors of such party and its Subsidiaries prior to the Effective Time in lieu of any obligation of the Surviving Corporation to provide any officers and directors liability insurance coverage for past acts and omissions.

          (c) In the event the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of the Surviving Corporation assume the obligations set forth in this SECTION 6.8.

          (d) The provisions of this SECTION 6.8 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

     Section 6.9 ADDITIONAL AGREEMENTS. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement (including, without limitation, any merger between a Subsidiary of MB, on the one hand, and a Subsidiary of MidCity, on the other) or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of MB or MidCity, the proper officers and directors of each party to this Agreement and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by, and at the sole expense of, the Surviving Corporation.

     Section 6.10 ADVICE OF CHANGES. MidCity and MB shall each promptly advise the other party of any change or event (i) having, or reasonably likely to result in, a Material Adverse Effect on it or (ii) which it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein.

     Section 6.11 REDEMPTION OF COMMON STOCK BY MB. At any time that MB Rights are exercised prior to the Effective Time, MB shall redeem or otherwise acquire a number of shares of outstanding MB Common Stock equal to the number of shares of MB Common Stock issued pursuant to the exercise of such MB Rights; provided no such action shall be taken by MB at any time that such action would adversely affect the ability of (i) the Mergers to qualify as a "pooling of interests" under GAAP or (ii) either of the Mergers to qualify as a reorganization under
Section 368 of the Code. MB shall also have the right to accept outstanding shares of MB Common Stock in payment of the exercise price of MB Rights.

     Section 6.12 NEWCO AS AN ADDITIONAL PARTY. Upon the organization of NewCo, MB and MidCity shall cause NewCo to take all necessary corporate action to approve and adopt this Agreement and to become a party to this Agreement. NewCo shall become a party to this Agreement by executing a counterpart hereof agreeing to be bound by the terms and provisions of this Agreement.

                                   ARTICLE VII
                              CONDITIONS PRECEDENT

     Section 7.1 CONDITIONS TO EACH PARTY'S OBLIGATION TO EFFECT THE MERGERS. The respective obligations of the parties to effect the Mergers shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

          (a) STOCKHOLDER APPROVAL. This Agreement shall have been adopted by the respective requisite affirmative votes of the holders of MidCity Common Stock and the MB Common Stock entitled to vote thereon.

          (b) NASDAQ LISTING. The shares of NewCo Common Stock which shall be issued to the stockholders of MB and MidCity upon consummation of the Mergers shall have been qualified for quotation on the Nasdaq, subject to official notice of issuance.

          (c) OTHER APPROVALS. All regulatory approvals required to consummate the transactions contemplated hereby shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (all such approvals and the expiration of all such waiting periods being referred to herein as the "Requisite Regulatory Approvals").

          (d) S-4. The S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

          (e) NO INJUNCTIONS OR RESTRAINTS; ILLEGALITY. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition (an "Injunction") preventing the consummation of either of the Mergers or any of the other transactions contemplated by this Agreement shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits, materially restricts or makes illegal consummation of either of the Mergers.

          (f) FEDERAL TAX OPINION. MB shall have received on the date the final Form S-4 is filed with the SEC and before it becomes effective, a written opinion from its tax counsel, Silver, Freedman & Taff L.L.P., and MidCity shall have received on the date the final Form S-4 is filed with the SEC and before it becomes effective, a written opinion from its tax counsel, Winston & Strawn, in form and substance satisfactory to them, and such opinions shall not have been withdrawn prior to the MB Effective Time. The issuance of such opinions shall be conditioned upon the receipt by tax counsel of customary representation letters from MB and MidCity in form and substance satisfactory to tax counsel. Each tax opinion shall conclude that:

               (i)  each of the Mergers will constitute a reorganization under
          Section 368(a) of the Code;

               (ii) None of MidCity, MB or the Surviving Corporation will recognize any gain or loss as a result of the Mergers; and

               (iii) no gain or loss will be recognized by stockholders of MidCity or MB who exchange their common stock solely for NewCo Common Stock pursuant to the Mergers (except to the extent cash is paid in lieu of a fractional share interest in NewCo Common Stock).

          (g) POOLING OF INTERESTS. MidCity and MB shall each have received a letter from their respective independent accountants addressed to MB or MidCity, as the case may be, to the effect that the Mergers will qualify for "pooling of interests" accounting treatment.

          (h) DISSENTERS. Holders of no more than 5% of the outstanding shares of MidCity Common Stock shall have asserted the right to seek relief as a dissenting stockholders under Section 262 and other applicable provisions of the DGCL.

     Section 7.2 CONDITIONS TO OBLIGATIONS OF MIDCITY. The obligation of MidCity to effect the MidCity Merger is also subject to the satisfaction, or waiver by MidCity, at or prior to the MidCity Effective Time, of the following conditions:

          (a) REPRESENTATIONS AND WARRANTIES. The representations and warranties of MB set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date; provided, however, that for purposes of this paragraph, such representations and warranties (other than the representation set forth in the last sentence of SECTION 3.2(a)) shall be deemed to be true and correct as of the Closing Date based upon events and circumstances occurring after the date of this Agreement and prior to Closing unless the failure or failures of such representations and warranties to be so true and correct, either individually, collectively or when aggregated with other events and circumstances, and without giving effect to any qualification as to materiality set forth in such representations or warranties, will have a Material Adverse Effect on MB or the Surviving Corporation.

          (b) PERFORMANCE OF OBLIGATIONS OF MB. MB shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

          (c) NO MATERIAL ADVERSE EFFECT. No fact, event or circumstance (inclusive of material litigation which has a reasonable likelihood of being adversely determined) has occurred individually, or taken together with other facts, events and circumstances, that has resulted in, or is reasonably likely to result in, a Material Adverse Effect on MB.

          (d) OFFICER'S CERTIFICATE. MidCity shall have received a certificate dated the Closing Date, signed on behalf of MB by its Chief Executive Officer and Chief Financial Officer to the effect that the conditions set forth in SECTIONS 7.2(a) - (c) have been satisfied.

     Section 7.3 CONDITIONS TO OBLIGATIONS OF MB. The obligation of MB to effect the MB Merger is also subject to the satisfaction or waiver by MB at or prior to the MB Effective Time of the following conditions:

          (a) REPRESENTATIONS AND WARRANTIES. The representations and warranties of MidCity set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, provided, however, that for purposes of this paragraph, such representations and warranties (other than the representation set forth in the last sentence of SECTION 4.2(a)) shall be deemed to be true and correct as of the Closing Date based upon events and circumstances occurring after the date of this Agreement and prior to Closing unless the failure or failures of such representations and warranties to be so true and correct, either individually, collectively or when aggregated with other events and circumstances, and without giving effect to any qualification as to materiality set forth in such representations or warranties, will have a Material Adverse Effect on MidCity or the Surviving Corporation.

          (b) PERFORMANCE OF OBLIGATIONS OF MIDCITY. MidCity shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

          (c) NO MATERIAL ADVERSE EFFECT. No fact, event or circumstance (inclusive of material litigation which has a reasonable likelihood of being adversely determined) has occurred individually, or taken together with other facts, events and circumstances, that has resulted in, or is reasonably likely to result in, a Material Adverse Effect on MidCity.

          (d) OFFICER'S CERTIFICATE. MB shall have received a certificate dated the Closing Date, signed on behalf of MidCity by its Chief Executive Officer and Chief Financial Officer to the effect that the conditions set forth in SECTIONS 7.3(a) - (c) have been satisfied.

                                  ARTICLE VIII
                            TERMINATION AND AMENDMENT

     Section 8.1 TERMINATION. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Mergers by the stockholders of MidCity or MB:

          (a) by mutual consent of MidCity and MB in a written instrument, if the Board of Directors of each so determines by a vote of a majority of the members of its entire Board;

          (b) by either the Board of Directors of MidCity or the Board of Directors of MB if any Governmental Entity that must grant a Requisite Regulatory Approval has denied approval of either of the Mergers and such denial has become final and nonappealable or any Governmental Entity of competent jurisdiction shall have issued a final nonappealable order permanently enjoining or otherwise prohibiting the consummation of either of the Mergers;

          (c) by either the Board of Directors of MidCity or the Board of Directors of MB if the Mergers shall not have been consummated on or before the first anniversary of the date of this Agreement, unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;

          (d) by either the Board of Directors of MidCity or the Board of Directors of MB (provided that the terminating party is not then in breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of MB, in the case of a termination by MidCity, or MidCity, in the case of a termination by MB, which breach, either individually or in the aggregate, would constitute, if occurring or continuing on the Closing Date, the failure of a condition set forth in SECTIONS 7.2(a) or (b) or SECTIONS 7.3(a) or (b), as the case may be, and which is not cured within 45 days following written notice to the party committing such breach or by its nature or timing cannot be cured prior to the Closing Date;

          (e) by either the Board of Directors of MidCity or the Board of Directors of MB, at any time following the MidCity or MB stockholders meeting to vote on this Agreement if said stockholders voted on this Agreement but did not adopt this Agreement at said meeting provided however, a termination pursuant to Section 8.1(f) or (g) shall be controlling over any simultaneous or concurrent termination under this
     Section 8.1(e);

          (f) by the Board of Directors of MidCity, at any time prior to the adoption of this Agreement by the stockholders of MB, if the Board of Directors of MB shall have failed to recommend adoption of this Agreement to the stockholders of MB, withdrawn such recommendation or modified or changed such recommendation in a manner adverse in any respect to the interest of MidCity or the stockholders of MidCity;

          (g) by the Board of Directors of MB, at any time prior to the adoption of this Agreement by the stockholders of MidCity, if the Board of Directors of MidCity shall have failed to recommend adoption of this Agreement to the stockholders of MidCity, withdrawn such recommendation or modified or changed such recommendation in a manner adverse in any respect to the interest of MB or the stockholders of MB;

          (h) by the Board of Directors of MidCity prior to the adoption of this Agreement by the MidCity stockholders for the sole purpose of permitting MidCity to enter into an agreement with a third party in respect of an Acquisition Proposal; PROVIDED HOWEVER, the right of termination provided herein shall only apply if the Board of Directors of MidCity has complied with its obligations under SECTIONS 5.2(g) and 6.3;

          (i) by the Board of Directors of MB prior to the adoption of this Agreement by the MB stockholders for the sole purpose of permitting MB to enter into an agreement with a third party in respect of an Acquisition Proposal; PROVIDED HOWEVER, the right of termination provided herein shall only apply if the Board of Directors of MB has complied with its obligations under SECTIONS 5.2(g) and 6.3; or

          (j) by either the Board of Directors of MidCity or the Board of Directors of MB, if (either before or after the adoption of this Agreement by such party's stockholders) (i) such party's Board of Directors so determines by a vote of at least a majority of the members of its entire Board, at any time during the ten-day period commencing with the Determination Date (as hereinafter defined), and (ii) both of the following conditions are satisfied:

               A. The MB Common Stock Average Price (as hereinafter defined) on the Determination Date shall be less than $13.29, and

               B. The MB Ratio (as hereinafter defined) is less than the Index Ratio (as hereinafter defined).

               For purposes of this subsection (j), the following terms shall have the meanings indicated:

               "MB Common Stock Average Price" means the average of the daily closing sales prices of MB Common Stock as reported on the Nasdaq (as reported in THE WALL STREET JOURNAL or, if not reported therein, in another authoritative source chosen by MB) for the 20 consecutive full trading days in which such shares are reported on the Nasdaq ending at the close of trading on the Determination Date.

               "Determination Date" means the date of the last Requisite Regulatory Approval for the Mergers is received.

               "Index Price" on a given date means the weighted average (weighted in accordance with the definition of "Index Group" below) of the closing prices on such date of the companies composing the Index Group ( as defined below). If any company belonging to the Index Group or MB declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of share or similar transaction between the Starting Date and the Determination Date, the prices for the common stock of such company or MB will be appropriately adjusted for use in the Index.

               "Starting Date" means the first Nasdaq trading day preceding the announcement of this Agreement.

               "MB Ratio" means the number obtained by dividing the MB Common Stock Average Price on the Determination Date by the closing sales price of MB Common Stock as reported on the Nasdaq (as reported in THE WALL STREET JOURNAL or, if not reported therein, in another authoritative source chosen by MB) on the Starting Date.

               "Index Ratio" means the number obtained by subtracting .15 from the quotient of the Index Price at the close of business on the Determination Date divided by the Index Price at close of business on the Starting Date.

               "Index Group" shall mean the 20 financial institution holding companies listed below, the common stocks of all of which shall be publicly traded and as to which there shall not have been, since the Starting Date and before the Determination Date, any public announcement of a proposal for such company to be acquired or for such company to acquire another company or companies in transactions with a value exceeding 25% of the acquiror's market capitalization. In the event that the common stock of any such company ceases to be publicly traded or such an announcement is made, such company will be removed from the Index Group and the weights (which were determined based on market capitalization) shall be redistributed proportionately for determining the Index Price. The 20 financial institution holding companies are as follows:

               ---------------------------------------------------------------------------
               TICKER                FINANCIAL INSTITUTION                     % WEIGHTING
               ---------------------------------------------------------------------------
               FMBI            First Midwest Bancorp, Inc.                       16.518
               ---------------------------------------------------------------------------
               AMFI            AMCORE Financial, Inc.                             7.075
               ---------------------------------------------------------------------------
               CORS            Corus Bankshares, Inc.                            10.176
               ---------------------------------------------------------------------------
               WTFC            Wintrust Financial Corporation                     2.263
               ---------------------------------------------------------------------------
               MBHI            Midwest Banc Holdings, Inc.                        2.606
               ---------------------------------------------------------------------------
               BUSE            First Busey Corporation                            3.841
               ---------------------------------------------------------------------------
               FOBB            First Oak Brook Bancshares, Inc.                   1.705
               ---------------------------------------------------------------------------
               OSBC            Old Second Bancorp, Inc.                           2.040
               ---------------------------------------------------------------------------
               PVTB            Private Bancorp, Inc.                              0.907
               ---------------------------------------------------------------------------
               IBNK            Integra Bank Corporation                           5.142
               ---------------------------------------------------------------------------
               IRWN            Irwin Financial Corporation                        5.930
               ---------------------------------------------------------------------------
               THFF            First Financial Corporation                        3.370
               ---------------------------------------------------------------------------
               CBCF            Citizens Banking Corporation                      16.847
               ---------------------------------------------------------------------------
               CHFC            Chemical Financial Corporation                     7.443
               ---------------------------------------------------------------------------
               IBCP            Independent Bank Corporation                       3.276
               ---------------------------------------------------------------------------
               MVBI            Mississippi Valley Bancshares, Inc.                4.600
               ---------------------------------------------------------------------------
               ALLE            Allegiant Bancorp, Inc.                            1.283
               ---------------------------------------------------------------------------
               GSBC            Great Southern Bancorp, Inc.                       2.311
               ---------------------------------------------------------------------------
               SBCO            Southside Bancshares Corp.                         1.303
               ---------------------------------------------------------------------------
               SFSW            State Financial Services Corporation               1.364
               ---------------------------------------------------------------------------
                                   TOTAL                                           100%
               ---------------------------------------------------------------------------

     Section 8.2 EFFECT OF TERMINATION. In the event of termination of this Agreement by either MidCity or MB as provided in SECTION 8.1, this Agreement shall forthwith become void and have no effect, and none of MidCity, MB, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that (i) SECTIONS 6.2(b), 8.2, 8.3, 9.2 and 9.3 shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, neither MidCity nor MB shall be relieved or released from any liabilities or damages arising out of its willful breach of any provision of this Agreement. As soon as practicable following any termination of this Agreement, MB and MidCity shall cause NewCo to be liquidated and dissolved in accordance with Maryland law.

     Section 8.3 LIQUIDATED DAMAGES. (a) If this Agreement is terminated by MB pursuant to SECTION 8.1(g) or by MidCity pursuant to SECTIONS 8.1(h), then upon such termination, MidCity shall pay MB liquidated damages, in immediately available funds, in the amount of $5 million (the "MB Liquidated Damages"). In the event that MidCity receives an Acquisition Proposal from a third party prior to the time that the MidCity stockholders vote on this Agreement and thereafter the MidCity stockholders fail to adopt this Agreement, then if MidCity enters into an agreement to engage in, or consummates, an Acquisition Proposal (other than an acquisition by MidCity of another entity for cash or MidCity Common Stock representing less than 20% of the issued and outstanding MidCity Common Stock after giving effect to such acquisition), in either case within one year after the termination of this Agreement, then upon the occurrence of either such event (whichever shall first occur), MidCity shall pay to MB the MB Liquidated Damages.

          (b) If this Agreement is terminated by MidCity pursuant to SECTION 8.1(f) or by MB pursuant to SECTIONS 8.1(i), then upon such termination, MB shall pay MidCity liquidated damages, in immediately available funds, in the amount of $5 million (the "MidCity Liquidated Damages"). In the event that MB receives an Acquisition Proposal from a third party prior to the time that the MB stockholders vote on this Agreement and thereafter the MB stockholders fail to adopt this Agreement, then if MB enters into an agreement to engage in, or consummates, an Acquisition Proposal (other than an acquisition by MB of another entity for cash or MB Common Stock representing less than 20% of the issued and outstanding MB Common Stock after giving effect to such acquisition), in either case within one year after the termination of this Agreement, then upon the occurrence of either such event (whichever shall first occur), MB shall pay to MidCity the MidCity Liquidated Damages.

     Section 8.4 AMENDMENT. Subject to compliance with applicable law and
SECTION 1.1(b), this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Mergers by the stockholders of MidCity and MB; PROVIDED, HOWEVER, that after any approval of the transactions contemplated by this Agreement by the respective stockholders of MidCity or MB, there may not be, without further approval of such stockholders, any amendment of this Agreement that changes the amount or the form of the consideration to be delivered hereunder to the holders of MB Common Stock or MidCity Common Stock. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

     Section 8.5 EXTENSION; WAIVER. At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Board of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto,
(b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein; PROVIDED, HOWEVER, that after any approval of the transactions contemplated by this Agreement by the respective stockholders of MidCity or MB, there may not be, without further approval of such stockholders, any extension or waiver of this Agreement or any portion thereof which reduces the amount or changes the form of the consideration to be delivered to the holders of MB Common Stock or MidCity Common Stock hereunder,. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

                                   ARTICLE IX
                               GENERAL PROVISIONS

     Section 9.1 CLOSING. Subject to the terms and conditions of this Agreement, the closing of the Mergers (the "Closing") will take place at 10:00 a.m. on a date and at a place to be specified by the parties, which shall be no later than five business days after the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth in ARTICLE VII hereof, unless extended by mutual agreement of the parties (the "Closing Date").

     Section 9.2 NONSURVIVAL OF REPRESENTATIONS, WARRANTIES AND AGREEMENTS. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement (other than the Confidentiality Agreement, which shall terminate in accordance with terms) shall survive the MidCity Effective Time, except for SECTION 6.8 and for those other covenants and agreements contained herein and therein which by their terms apply in whole or in part after the Effective Time.

     Section 9.3 EXPENSES. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense; PROVIDED, HOWEVER, that the costs and expenses of printing and mailing the Joint Proxy Statement, all filing and other fees to be paid to Regulatory Agencies in connection with the Mergers and the Subsidiary Mergers, if applicable, and all costs and expenses of NewCo shall be borne equally by MidCity and MB, except the fees payable to Nasdaq in excess of $17,500 to list the shares of NewCo Common Stock to be issued in the Mergers shall be the sole obligation of MidCity.

     Section 9.4 NOTICES. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

     (a)  if to MB, to:

               MB Financial, Inc.
               1200 N. Ashland Avenue
               Chicago, Illinois 60622
               Attention: Mitchell Feiger
               Fax: (773) 278-0092
          with a copy to:

               Silver, Freedman & Taff, L.L.P.
               1100 New York Avenue, N.W.
               Washington, D.C. 20005
               Attention: Barry P. Taff, Esq.
               Fax: (202) 682-0354

     and

     (b)  if to MidCity, to:

               MidCity Financial Corporation
               801 W. Madison Street
               Chicago, IL 60607
               Attention: E. M. Bakwin
               Fax: (312) 421-6016

          with a copy to:

               Winston & Strawn
               35 W. Wacker Drive
               Chicago, IL 60601
               Attention: James M. Neis, Esq.
               Fax: (312) 558-5700

     Section 9.5 INTERPRETATION. When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of or Exhibit or Schedule to this Agreement, unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation".

     Section 9.6 COUNTERPARTS. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

     Section 9.7 ENTIRE AGREEMENT. This Agreement (including the documents and the instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

     Section 9.8 GOVERNING LAW. This Agreement shall be governed and construed in accordance with the laws of the State of Illinois, without regard to any applicable conflicts of law principles, except to the extent mandatory provisions of federal, Maryland or Delaware law apply.

     Section 9.9 PUBLICITY. Except as otherwise required by applicable law or the rules of the Nasdaq, neither MidCity nor MB shall, or shall permit any of its Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement without the consent of MB, in the case of a proposed announcement or statement by MidCity, or MidCity, in the case of a proposed announcement or statement by MB, which consent shall not be unreasonably withheld.

     Section 9.10 ASSIGNMENT; THIRD PARTY BENEFICIARIES. Neither this Agreement nor any of the rights, interests or obligations shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise specifically provided in SECTIONS 6.7(e) and 6.8, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

                            [signature page follows]

     IN WITNESS WHEREOF, MidCity and MB have caused this Amended and Restated Agreement and Plan of Merger to be executed by their respective officers thereunto duly authorized on this 29th day of June, 2001.


                                   MIDCITY FINANCIAL CORPORATION

                                   By:  /s/ Kenneth A. Skopec
                                        ----------------------------------
                                        Name:     Kenneth A. Skopec
                                        Title:    President

                                   MB FINANCIAL, INC.

                                   By:  /s/ Mitchell Feiger
                                        ----------------------------------
                                        Name:     Mitchell Feiger
                                        Title:    President and Chief Executive
                                                  Officer

     The undersigned corporation has become a party to the foregoing Amended and Restated Agreement and Plan of Merger as of this 2nd day of July, 2001 and agrees to be bound by the terms and provisions thereof.

                                   MB-MIDCITY, INC.

                                   By:  /s/ Mitchell Feiger
                                        ----------------------------------
                                        Name:     Mitchell Feiger
                                        Title:    President and Chief Executive
                                                  Officer

                                                                      APPENDIX B


April 19, 2001


Board of Directors
MB Financial, Inc.
1200 North Ashland Avenue
Chicago, IL 60622


Ladies and Gentlemen:

     MB Financial, Inc. ("MB Financial") and MidCity Financial Corporation ("MidCity") have entered into an Agreement and Plan of Merger, dated as of April 19, 2001 (the "Agreement"), pursuant to which MB Financial and MidCity will each merge with and into a new corporation ("NewCo") to be organized by MB Financial and MidCity (the "Mergers"). Upon consummation of the MB Merger, each share of MB Financial common stock, par value $.01 per share, issued and outstanding immediately prior to the MB Merger (the "MB Financial Shares"), other than certain shares specified in the Agreement, will be converted into one share (the "MB Exchange Ratio") of NewCo common stock, par value $.01 per share. Upon consummation of the MidCity Merger, each share of MidCity common stock, par value $20.00 per share, issued and outstanding immediately prior to the MidCity Merger, other than certain shares specified in the Agreement, will be converted into 230.32955 shares of NewCo common stock. The terms and conditions of the Mergers are more fully set forth in the Agreement and capitalized terms used but not defined herein have the meanings ascribed to them in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the MB Exchange Ratio to the holders of MB Financial Shares.

     Sandler O'Neill & Partners, L.P., as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed, among other things: (1) the Agreement and certain of the exhibits and schedules thereto; (2) certain publicly available financial statements and other historical financial information of MB Financial that we deemed relevant; (3) certain publicly available financial statements and other historical financial information of MidCity that we deemed relevant; (4) projected earnings per share estimates for MB Financial for the years ending December 31, 2001 and 2002 provided by MB Financial, consensus earnings per share estimates for MB Financial for the years ending December 31, 2001 and 2002 published by IBES and the views of senior management of MB Financial, based on limited discussions with members of senior management, regarding MB Financial's past and present business, financial condition, results of operations and future prospects; (5) projected earnings per share estimates for MidCity for the years ending December 31, 2001 and 2002 provided by MidCity, and the views of senior management of MidCity, based on limited discussions with members of senior management, regarding MidCity's past and present business, financial condition, results of operations and future prospects; (6) the pro forma financial impact of the Mergers, taking into consideration the amounts and timing of the transaction costs and cost savings which the

Board of Directors
MB Financial, Inc.
April 19, 2001
Page 2


managements of MB Financial and MidCity estimate will result from the Mergers; (7) the relative contributions of MB Financial and MidCity to the combined company; (8) the publicly reported historical price and trading activity for MB Financial's common stock; (9) a comparison of certain financial and stock market information for MB Financial and certain financial information for MidCity with similar publicly available information for certain other companies the securities of which are publicly traded; (10) the financial terms of certain recent business combinations in the financial institutions industry, including certain business combinations structured as mergers of equals, to the extent publicly available; (11) the current market environment generally and the banking environment in particular; and (12) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant.

     In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by MB Financial or MidCity or their respective representatives or that was otherwise reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. We have further relied on the assurances of management of MB Financial and MidCity that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of MB Financial or MidCity or any of their subsidiaries, or the collectibility of any such assets, nor have we been furnished with any such evaluations or appraisals. We did not make an independent evaluation of the adequacy of the allowance for loan losses of MB Financial or MidCity nor have we reviewed any individual credit files relating to MB Financial or MidCity. We have assumed, with your consent, that the respective allowances for loan losses for both MB Financial and MidCity are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. We are not accountants and have relied upon the reports of the independent accountants for each of MB Financial and MidCity for the accuracy and completeness of the audited financial statements made available to us. With your consent, the earnings projections for MB Financial and MidCity used by Sandler O'Neill in its analyses were based on earnings estimates provided to us by the respective managements of MB Financial and MidCity. With respect to such estimates and with respect to all projections of transaction costs and expected cost savings prepared by and reviewed with the managements of MB Financial and MidCity and used by Sandler O'Neill in its analyses, Sandler O'Neill assumed, with your consent, that they reflected the best currently available estimates and judgments of the respective managements of the respective future financial performances of MB Financial and MidCity and that such performances will be achieved. We express no opinion as to such earnings estimates or financial projections or the assumptions on which they are based. We have also assumed that there has been no material change in MB Financial's or MidCity's assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analysis that MB

Board of Directors
MB Financial, Inc.
April 19, 2001
Page 3


Financial and MidCity will remain as going concerns for all periods relevant to our analyses, that all of the representations and warranties contained in the Agreement and all related agreements are true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under such agreements, that the conditions precedent in the Agreement are not waived and that the Mergers will be accounted for as poolings of interests and will qualify as tax-free reorganizations for federal income tax purposes.

     Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We are expressing no opinion herein as to what the value of NewCo's common stock will be when issued to the shareholders of MB Financial and MidCity pursuant to the Agreement or the prices at which MB Financial's or MidCity's common stock will trade at any time.

     We have acted as MB Financial's financial advisor in connection with the Mergers and will receive a fee for our services, a significant portion of which is contingent upon consummation of the Mergers. We will also receive a fee for rendering this opinion. In the past, we have also provided certain other investment banking services for MB Financial and have received compensation for such services.

     In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to MB Financial and MidCity. We may also actively trade the debt and/or equity securities of MB Financial and MidCity for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

     Our opinion is directed to the Board of Directors of MB Financial in connection with its consideration of the Mergers and does not constitute a recommendation to any shareholder of MB Financial as to how such shareholder should vote at any meeting of shareholders called to consider and vote upon the Mergers. Our opinion is not to be quoted or referred to, in whole or in part, in a registration statement, prospectus, proxy statement or in any other document, nor shall this opinion be used for any other purposes, without Sandler O'Neill's prior written consent.

     Based upon and subject to the foregoing, it is our opinion, as of the date hereof, that the MB Exchange Ratio is fair, from a financial point of view, to the holders of MB Financial Shares.

                                   Very truly yours,


                                   Sandler O'Neill & Partners, L.P.

                                                                      APPENDIX C


April 19, 2001


Board of Directors
MidCity Financial Corporation
801 West Madison Street
Chicago, IL 60607


Dear Members of the Board:

     We understand that MidCity Financial Corporation ("MidCity "), a Delaware corporation, and MB Financial, Inc. ("MB"), a Delaware corporation, have entered into an Agreement and Plan of Merger (the "Agreement") dated as of April 19, 2001, pursuant to which the Board of Directors of both MidCity and MB have determined that it is in the best interests of their respective shareholders to merge their respective holding companies in a transaction structured as a merger-of-equals. To accomplish this result, MidCity and MB will form a new corporation ("NewCo") into which both MidCity and MB will be merged (the "Merger"). As set forth in Sections 1.5(a) and 1.6(a) of the Agreement, at the Effective Time of the Merger (as defined in the Agreement), each of the outstanding shares of MB common stock ("MB Common Stock"), par value $.01 per share, will be converted into and have the right to receive one (1) share of NewCo common stock (the "NewCo Common Stock"), par value $0.01 per share, and each of the outstanding shares of MidCity common stock ("MidCity Common Stock"), par value $20.00 per share, will be converted into and have the right to receive 230.32955 shares (the "Exchange Ratio") of NewCo Common Stock. In connection therewith, you have requested our opinion as to the fairness, from a financial point of view, of the Exchange Ratio to the shareholders of MidCity.

     Hovde Financial LLC ("Hovde"), as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bidding, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are familiar with MidCity, having acted as its financial advisor in connection with, and having participated in the negotiations leading to, the Agreement. We are also familiar with MB, as from time to time we have provided investment banking and financial advisory services to MB for which we previously have received fees. As you are aware, in the course of its daily trading activities, investment funds controlled by an affiliate (as such term is defined in Regulation 12G-2 promulgated under the Securities Exchange Act of 1934, as amended) of Hovde and their affiliates may from time to time effect transactions and hold securities of

Board of Directors
MidCity Financial Corporation
April 19, 2001
Page 2 of 4


MidCity and MB. As of the date of this opinion, Hovde-affiliated entities held 0 shares of MidCity Common Stock and 402,838 shares of MB Common Stock.

     We were retained by MidCity to act as its financial advisor in connection with the Merger. We will receive compensation from MidCity in connection with our services, a significant portion of which is contingent upon the consummation of the Merger. MidCity has agreed to indemnify us for certain liabilities arising out of our engagement.

     During the course of our engagement and for the purposes of the opinion set forth herein, we have:

     (i)    reviewed the Agreement;

     (ii) reviewed certain historical publicly available business and financial information concerning MidCity and MB;

     (iii) reviewed certain internal financial statements and other financial and operating data concerning MidCity and MB;

     (iv) analyzed certain financial projections prepared by the managements of MidCity and MB;

     (v) conducted meetings with members of the senior management of MidCity and MB for the purpose of reviewing the future prospects of MidCity and MB, including financial forecasts related to the respective businesses, earnings, assets, liabilities and the amount and timing of cost savings and revenue enhancements (the "Synergies") expected to be achieved as a result of the Merger;

     (vi) reviewed historical market prices and trading volumes for MidCity Common Stock and MB Common Stock;

     (vii) evaluated the pro forma ownership of MB Common Stock by MidCity's shareholders relative to the pro forma contribution of MidCity's assets, liabilities, equity and earnings to the pro forma company;

     (viii) reviewed the terms of recent merger and acquisition transactions, to the extent publicly available, involving banks and bank holding companies that we considered relevant;

Board of Directors
MidCity Financial Corporation
April 19, 2001
Page 3 of 4


     (ix) analyzed the pro forma impact of the Merger on the combined company's earnings per share, consolidated capitalization and financial ratios;

     (x) performed such other analyses and considered such other factors as we have deemed appropriate.

     We also took into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our knowledge of the banking industry and our general experience in securities valuations.

     In rendering this opinion, we have assumed, without independent verification, the accuracy and completeness of the financial and other information and representations contained in the materials provided to us by MidCity and MB and in the discussions with MidCity and MB managements. In that regard, we have assumed that the financial forecasts, including, without limitation, the Synergies and projections regarding under-performing and non-performing assets and net charge-offs have been reasonably prepared on a basis reflecting the best currently available information and judgments and estimates of MidCity and MB and that such forecasts will be realized in the amounts and at the times contemplated thereby. We are not experts in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto and have assumed that such allowances for MidCity and MB are in the aggregate adequate to cover such losses. We were not retained to and did not conduct a physical inspection of any of the properties or facilities of MidCity or MB. In addition, we have not reviewed individual credit files nor have we made an independent evaluation or appraisal of the assets and liabilities of MidCity and MB and we were not furnished with any such evaluations or appraisals.

     We have assumed that the Merger will be consummated substantially in accordance with the terms set forth in the Agreement. We have further assumed that the Merger will be accounted for as a pooling-of-interests under generally accepted accounting principles and that it will qualify as a tax-free reorganization for United States federal income tax purposes. We have assumed that the Merger is, and will be, in compliance with all laws and regulations that are applicable to MidCity and MB. In rendering this opinion, we have been advised by MidCity and MB and we have assumed that there are no factors that would impede any necessary regulatory or governmental approval of the Merger and we have further assumed that, in the course of obtaining the necessary regulatory and governmental approvals, no restriction will be imposed on MB or the surviving corporation that would have a material adverse effect on MB or the contemplated benefits of the Merger. We have also assumed that there would not occur any

Board of Directors
MidCity Financial Corporation
April 19, 2001
Page 4 of 4


change in applicable law or regulation that would cause a material adverse change in the prospects or operations of MB or the surviving corporation after the Merger.

     Our opinion is based solely upon the information available to us and the economic, market and other circumstances as they exist as of the date hereof. Events occurring and information that becomes available after the date hereof could materially affect the assumptions and analyses used in preparing this opinion. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring or information that becomes available after the date hereof.

     We are not expressing any opinion herein as to the prices at which shares of NewCo Common Stock issued in the Merger may trade if and when they are issued or at any future time, nor does our opinion constitute a recommendation to any holder of MidCity Common Stock as to how such holder should vote with respect to the Agreement at any meeting of holders of MidCity Common Stock.


     This letter is addressed to the Board of Directors of MidCity in connection with its consideration of the Merger and is not to be used, circulated, quoted or otherwise referred to for any other purpose, nor is it to be filed with, included in or referred to in whole or in part in any registration statement, proxy statement or any other document, except in each case in accordance with our prior written consent which shall not be unreasonably withheld; provided, however, that we hereby consent to the inclusion and reference to this letter in any registration statement, proxy statement, information statement or tender offer document to be delivered to the holders of MidCity Common Stock in connection with the Merger if and only if this letter is quoted in full or attached as an exhibit to such document and this letter has not been withdrawn prior to the date of such document.


     Subject to the foregoing and based on our experience as investment bankers, our activities and assumptions as described above, and other factors we have deemed relevant, we are of the opinion as of the date hereof that the Exchange Ratio pursuant to the Agreement is fair, from a financial point of view, to the shareholders of MidCity.

                                   Sincerely,


                                   HOVDE FINANCIAL LLC

                                                                      APPENDIX D


April 19, 2001


Board of Directors
MidCity Financial Corp
801 W. Madison Street
Chicago, IL 60607


Members of the Board:

Alex Sheshunoff & Co. Investment Banking, LP, ("Sheshunoff"), at your request, reviewed the terms and conditions of a merger of MidCity Financial Corp ("MidCity") with MB Financial Corp ("MB") in a merger-of-equals (the "Merger"). The Merger was directly negotiated by MidCity and MB, prior to Sheshunoff's engagement, without any participation by Sheshunoff in the negotiation of the Merger terms and conditions or the exchange ratio in the Merger. The Board of Directors requested Sheshunoff's opinion solely on the exchange ratio in the Merger. Sheshunoff's opinion solely addresses the fairness of the exchange ratio in the merger to MidCity's shareholders from a financial point of view.

Alex Sheshunoff & Co. Investment Banking ("Sheshunoff") is regularly engaged in the valuation of securities in connection with mergers and acquisitions, private placements, and valuations for estate, corporate, and other purposes. Except for the fee that Sheshunoff will receive for providing this opinion and the strategic option review, Sheshunoff believes it is independent of MidCity and MB. Sheshunoff's fee is not dependent upon the value of the exchange ratio or the completion of the Merger.

In connection with our opinion, we have, among other things:

     1. Evaluated MidCity's consolidated results based upon a review of its annual financial statements for the three-year period ending December 31, 2000;

     2.   Reviewed Call Report information as of December 31, 2000 for MidCity;

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Board of Directors
MidCity Financial Corp.
April 19, 2001
Page 2


     3. Conducted conversations with executive management regarding recent and projected financial performance of MidCity;

     4. Compared MidCity's recent operating results with those of certain other banks in the U.S. which have recently been acquired for cash, stock, or other forms of consideration or been invloved in mergers-of-equals;

     5. Compared MidCity's recent operating results with those of certain other banks in the U.S. which have recently been involved in a merger-of equals;

     6. Compared the pricing multiples for MidCity in the Merger to those of certain other banks in the U.S. which have recently been acquired for cash, stock, or other forms of consideration;

     7. Analyzed the net present value of the after-tax cash flows MidCity could produce as an independent company under its currents business strategy through the year 2005, based on assumptions provided by management;

     8. Held discussions with MidCity's and MB's management concerning each company's recent financial performance and future prospects as an independent and combined company;

     9. Reviewed the due diligence report on MB's loan portfolio and loan loss reserves prepared by MidCity. Shehsunoff relied upon this review in forming its opinion and did not independently review or evaluate MB's or MidCity's asset quality or loss reserve adequacy;

     10. Reviewed projections of MidCity and MB as a pro-forma company as prepared for the management of MidCity and MB by their respective advisors. Sheshunoff did not independently evaluate the accuracy or reasonableness of the projections or the asset growth rates, cost savings and revenue enhancements assumed in the pro-form projections for the combined companies following the Merger;

     11.  Reviewed a copy of the definitive agreement in the Merger;

     12. Reviewed recent trading prices and volume for MB and the lack of any TRADING market for MidCity;

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Board of Directors
MidCity Financial Corp.
April 19, 2001
Page 3


     13. Reviewed MB's financial performance for the past three years ended December 31, 2000 as reported in its annual reports and form 10K;

     14. Reviewed the pro-forma impact on MB of the pending cash acquisition of FSL Holdings, Inc. which acquisition is expected to close prior to or near the expected closing of the Merger.

We assumed and relied upon, without independent verification, the accuracy and completeness of the information provided to us by MidCity and MB and their respective advisors for the purposes of this opinion. In addition, where appropriate, we relied upon publicly available information that we believe to be reliable, accurate and complete; however, we cannot guarantee the reliability, accuracy or completeness of any such publicly available information.

We did not make an independent evaluation of the assets or liabilities of MidCity or MB, nor have we been furnished with any such appraisals. We are not experts in the evaluation of loan portfolios for the purposes of assessing the adequacy of the allowance for loan and lease losses and have assumed that such allowances for each of the companies are, in the aggregate, adequate to cover such losses.

The operating results for the combined company following the Merger and for MidCity as an independent company that we relied upon were prepared by the combined companies' management for the pro-forma combined company and by MidCity's management for MidCity as an independent company. We assumed based on management representations that these projections and assumptions reflect the best current estimates of the combined companies' and MidCity's independent performance. Actual results may vary from the projected performance and such variances, positive or negative, could be material. No assurance can be given that the combined company or MidCity as an independent company will achieve the results we used in preparing our opinion. Market, economic and other events occurring after the date hereof could materially affect such projections and the assumptions used in preparing this opinion.

Our opinion is limited to the fairness of the exchange ratio, from a financial point of view, to the MidCity's stockholders and does not address MidCity's underlying business decision to pursue the Merger. In addition our opinion does not address the relative merits of the Merger as compared to any alternative business transaction that might be available to MidCity

Board of Directors
MidCity Financial Corp.
April 19, 2001
Page 4


This letter and the opinion expressed herein do not constitute a recommendation to any stockholder as to any approval of the Merger or the Agreement. It is understood that this letter is for the information of the Board of Directors and may not be used for any other purpose without our prior written consent. The Company may include this opinion and any related material in a proxy statement or similar communication to shareholders provided that this opinion and the related material are included in their entirety.

Based on the foregoing and such other matters we have deemed relevant, it is our opinion, as of the date hereof, that the exchange ratio in the Merger is fair, from a financial point of view, to MidCity's shareholders.

                                   Very truly yours,


                                   ALEX SHESHUNOFF & CO.
                                   INVESTMENT BANKING

                                                                      APPENDIX E

                        DELAWARE GENERAL CORPORATION LAW

SECTION 262. APPRAISAL RIGHTS.

     (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to Section 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one (1) or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

     (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to Section 251 (other than a merger effected pursuant to Section 251(g) of this title), Section 252, Section 254, Section 257, Section 258, Section 263 or Section 264 of this title:

          (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of Section 251 of this title.

          (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to Section Section 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

          a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

          b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

          c. cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

          d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a, b and c of this paragraph.

          (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under Section 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

     (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section, shall apply as nearly as is practicable.

     (d)  Appraisal rights shall be perfected as follows:

          (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2) If the merger or consolidation was approved pursuant to Section 228 or Section 253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten 10 days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either
     (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

     (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

     (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

     (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

     (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

     (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of

Chancery may be enforced, whether such surviving or resulting corporation is a corporation of this State or of any state.

     (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

     (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

     (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                                                      APPENDIX F

                       FORM OF CHARTER OF THE NEW COMPANY

                                MB-MIDCITY, INC.

                      ARTICLES OF AMENDMENT AND RESTATEMENT

         MB-MidCity, Inc., a Maryland Corporation, having its principal office in the State of Maryland in Baltimore, Maryland (which is hereinafter called the "Corporation"), hereby certifies to the State Department of Assessments and Taxation of Maryland that:

FIRST: The Charter of the Corporation is hereby amended and restated in its entirety to read as follows:

         ARTICLE 1. NAME. The name of the corporation is MB-MidCity, Inc. (herein the "Corporation").

         ARTICLE 2. PRINCIPAL OFFICE. The address of the principal office of the Corporation in the State of Maryland is c/o The Corporation Trust Incorporated, 300 East Lombard Street, Baltimore, Maryland 21202.

         ARTICLE 3. PURPOSE. The purpose for which the Corporation is formed is to engage in any lawful act or activity for which corporations may be organized under the general laws of the State of Maryland as now or hereafter in force.

         ARTICLE 4. RESIDENT AGENT. The name and address of the registered agent of the Corporation in the State of Maryland is The Corporation Trust Incorporated, 300 East Lombard Street, Baltimore, Maryland 21202. Said resident agent is a Maryland corporation.

         ARTICLE 5.

                  A. CAPITAL STOCK. The total number of shares of capital stock of all classes which the Corporation has authority to issue is forty-one million (41,000,000) shares, initially classified as follows:

                  1. One million (1,000,000) shares of preferred stock, par value one cent ($.01) per share (the "Preferred Stock"); and

                  2. Forty million (40,000,000) shares of common stock, par value one cent ($.01) per share (the "Common Stock").

         The aggregate par value of all the authorized shares of capital stock is four hundred ten thousand dollars ($410,000). Except to the extent required by governing law, rule or regulation, the shares of capital stock may be issued from time to time by the Board of Directors without further approval of the stockholders of the Corporation. The Corporation shall have the authority to purchase its capital stock out of funds lawfully available therefor which funds shall include, without limitation, the Corporation's unreserved and unrestricted capital surplus. If shares of one class of stock are classified or reclassified into shares of another class of stock by the Board of Directors pursuant to this Article 5, the number of authorized shares of the former class shall be automatically decreased and the number of shares of the latter class shall be automatically increased, in each case by the number of shares so classified or reclassified, so that the aggregate number of shares of stock of all classes that the Corporation has authority to issue shall not be more than the total number of shares of stock set forth in the first sentence of this paragraph. The Board of Directors, with the approval of a majority of the entire Board of Directors and without action by the stockholders, may amend the Charter to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that the Corporation has authority to issue.

                  B. RECLASSIFICATION OF CAPITAL STOCK. The Board of Directors may classify or reclassify any unissued shares of capital stock from time to time into one or more classes or series of stock by setting or changing in one or more respects the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications or terms and conditions of redemption of such shares.

                  C. COMMON STOCK. Except as provided under the terms of any stock classified or reclassified by the Board of Directors pursuant to this
Article 5 and as limited by Section F of this Article 5, the exclusive voting power shall be vested in the Common Stock, the holders thereof being entitled to one vote for each share of such Common Stock standing in the holder's name on the books of the Corporation. Subject to any rights and preferences of any class of stock having preferences over the Common Stock, holders of Common Stock shall be entitled to such dividends as may be declared by the Board of Directors out of funds lawfully available therefor. Upon any liquidation, dissolution or winding up of the affairs of the Corporation, whether voluntary or involuntary, holders of Common Stock shall be entitled to receive pro rata the remaining assets of the Corporation after payment or provision for payment of all debts and liabilities of the Corporation and payment or provision for payment of any amounts owed to the holders of any class of stock having preference over the Common Stock on distributions on liquidation, dissolution or winding up of the Corporation.

                  D. PREFERRED STOCK AND OTHER STOCK. Subject to the foregoing, the power of the Board of Directors to classify and reclassify any of the shares of capital stock shall include, without limitation, subject to the provisions of the Charter, authority to classify or reclassify any unissued shares of such stock into a class or classes of Preferred Stock, preference stock, special stock or other stock (such preference, special or other stock being collectively referred to as "Other Stock"), and to divide and classify shares of any class into one or more series of such class, by determining, fixing, or altering one or more of the following:

                  1. The distinctive designation of such class or series and the number of shares to constitute such class or series; provided that, unless otherwise prohibited by the terms of such or any other class or series, the number of shares of any class or series may be decreased by the Board of Directors in connection with any classification or reclassification of unissued shares and the number of shares of such class or series may be increased by the Board of

         Directors in connection with any such classification or reclassification, and any shares of any class or series which have been redeemed, purchased, otherwise acquired or converted into shares of Common Stock or any other class or series shall become part of the authorized capital stock and be subject to classification and reclassification as provided in this sub-paragraph.

                  2. Whether or not and, if so, the rates, amounts and times at which, and the conditions under which, dividends shall be payable on shares of such class or series, whether any such dividends shall rank senior or junior to or on a parity with the dividends payable on any other class or series of stock, and the status of any such dividends as cumulative, cumulative to a limited extent or non-cumulative and as participating or non-participating.

                  3. Whether or not shares of such class or series shall have voting rights, in addition to any voting rights provided by law and, if so, the terms of such voting rights.

                  4. Whether or not shares of such class or series shall have conversion or exchange privileges and, if so, the terms and conditions thereof, including provision for adjustment of the conversion or exchange rate in such events or at such times as the Board of Directors shall determine.

                  5. Whether or not shares of such class or series shall be subject to redemption and, if so, the terms and conditions of such redemption, including the date or dates upon or after which they shall be redeemable and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates; and whether or not there shall be any sinking fund or purchase account in respect thereof, and if so, the terms thereof.

                  6. The rights of the holders of shares of such class or series upon the liquidation, dissolution or winding up of the affairs of, or upon any distribution of the assets of, the Corporation, which rights may vary depending upon whether such liquidation, dissolution or winding up is voluntary or involuntary and, if voluntary, may vary at different dates, and whether such rights shall rank senior or junior to or on a parity with such rights of any other class or series of stock.

                  7. Whether or not there shall be any limitations applicable, while shares of such class or series are outstanding, upon the payment of dividends or making of distributions on, or the acquisition of, or the use of moneys for purchase or redemption of, any stock of the Corporation, or upon any other action of the Corporation, including action under this sub-paragraph, and, if so, the terms and conditions thereof.

                  8. Any other preferences, rights, restrictions, including restrictions on transferability, and qualifications of shares of such class or series, not inconsistent with law and the Charter.

                  E. RANKING OF CAPITAL STOCK. For the purposes hereof and of any articles supplementary to the Charter providing for the classification or reclassification of any shares of capital stock or of any other Charter document of the Corporation (unless otherwise provided in any such articles or document), any class or series of stock of the Corporation shall be deemed to rank:

                  1. prior to another class or series either as to dividends or upon liquidation, if the holders of such class or series shall be entitled to the receipt of dividends or of amounts distributable on liquidation, dissolution or winding up, as the case may be, in preference or priority to holders of such other class or series;

                  2. on a parity with another class or series either as to dividends or upon liquidation, whether or not the dividend rates, dividend payment dates or redemption or liquidation price per share thereof be different from those of such others, if the holders of such class or series of stock shall be entitled to receipt of dividends or amounts distributable upon liquidation, dissolution or winding up, as the case may be, in proportion to their respective dividend rates or redemption or liquidation prices, without preference or priority over the holders of such other class or series; and

                  3. junior to another class or series either as to dividends or upon liquidation, if the rights of the holders of such class or series shall be subject or subordinate to the rights of the holders of such other class or series in respect of the receipt of dividends or the amounts distributable upon liquidation, dissolution or winding up, as the case may be.

                  F. RESTRICTIONS ON VOTING RIGHTS OF THE CORPORATION'S EQUITY SECURITIES.

                  1. Notwithstanding any other provision of the Charter, in no event shall any record owner of any outstanding Common Stock which is beneficially owned, directly or indirectly, by a person who, as of any record date for the determination of stockholders entitled to vote on any matter, beneficially owns in excess of 14.9% of the then-outstanding shares of Common Stock (the "Limit"), be entitled, or permitted to any vote in respect of the shares held in excess of the Limit. The number of votes which may be cast by any record owner by virtue of the provisions hereof in respect of Common Stock beneficially owned by such person owning shares in excess of the Limit shall be a number equal to the total number of votes which a single record owner of all Common Stock owned by such person would be entitled to cast after giving effect to the provisions hereof, multiplied by a fraction, the numerator of which is the number of shares of such class or series beneficially owned by such person and owned of record by such record owner and the denominator of which is the total number of shares of Common Stock beneficially owned by such person owning shares in excess of the Limit.

                  2. The following definitions shall apply to this Section F of this Article 5.

                           (a) An "affiliate" of a specified person shall mean a
                  person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified.

                           (b) "Beneficial ownership" shall be determined
                  pursuant to Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934 (or any successor rule or statutory provision), or, if said Rule 13d-3 shall be rescinded and there shall be no successor rule or statutory provision thereto, pursuant to said Rule 13d-3 as in effect on December 31, 2000; PROVIDED, HOWEVER, that a person shall, in any event, also be deemed the "beneficial owner" of any Common Stock:

                                    (1) which such person or any of its
                           affiliates beneficially owns, directly or indirectly; or

                                    (2) which such person or any of its
                           affiliates has (i) the right to acquire (whether such right is exercisable immediately or only after the passage of time), pursuant to any agreement, arrangement or understanding (but shall not be deemed to be the beneficial owner of any voting shares solely by reason of an agreement, contract, or other arrangement with the Corporation to effect any transaction which is described in any one or more of the clauses of Section A of Article 9 hereof or upon the exercise of conversion rights, exchange rights, warrants, or options or otherwise, or (ii) sole or shared voting or investment power with respect thereto pursuant to any agreement, arrangement, understanding, relationship or otherwise (but shall not be deemed to be the beneficial owner of any voting shares solely by reason of a revocable proxy granted for a particular meeting of stockholders, pursuant to a public solicitation of proxies for such meeting, with respect to shares of which neither such person nor any such affiliate is otherwise deemed the beneficial owner); or

                                    (3) which are beneficially owned, directly
                           or indirectly, by any other person with which such first mentioned person or any of its affiliates acts as a partnership, limited partnership, syndicate or other group pursuant to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of any shares of capital stock of the Corporation;

                  and provided further, however, that (i) no director or officer of the Corporation (or any affiliate of any such director or officer) shall, solely by reason of any or all of such directors or officers acting in their capacities as such, be deemed, for any purposes hereof, to beneficially own any Common Stock beneficially owned by any other such director or officer (or any affiliate thereof), and (ii) neither any employee stock ownership or similar plan of the Corporation or any subsidiary of the Corporation nor any trustee with respect thereto (or any affiliate of such trustee) shall, solely by reason of such capacity of such trustee, be deemed, for any purposes hereof, to beneficially own any Common Stock held under any such plan. For purposes of computing the percentage beneficial ownership of Common Stock of a person, the outstanding Common Stock shall include shares deemed owned by such person through application of this subsection but shall not include any other Common Stock which may be issuable by the Corporation pursuant to any agreement, or upon exercise of conversion rights, warrants or options, or otherwise. For all other purposes, the outstanding Common Stock shall include only Common Stock then outstanding and shall not include any Common Stock which may be issuable by the

                  Corporation pursuant to any agreement, or upon the exercise of conversion rights, warrants or options, or otherwise.

                           (c) A "person" shall mean any individual, firm,
                  corporation, or other entity.

                           (d) The Board of Directors shall have the power to
                  construe and apply the provisions of this Section F and to make all determinations necessary or desirable to implement such provisions, including but not limited to matters with respect to (i) the number of shares of Common Stock beneficially owned by any person, (ii) whether a person is an affiliate of another, (iii) whether a person has an agreement, arrangement, or understanding with another as to the matters referred to in the definition of beneficial ownership, (iv) the application of any other definition or operative provision of this Section F to the given facts, or (v) any other matter relating to the applicability or effect of this Section.

                  3. The Board of Directors shall have the right to demand that any person who is reasonably believed to beneficially own Common Stock in excess of the Limit (or holds of record Common Stock beneficially owned by any person in excess of the Limit) supply the Corporation with complete information as to (i) the record owner(s) of all shares beneficially owned by such person who is reasonably believed to own shares in excess of the Limit, and (ii) any other factual matter relating to the applicability or effect of this section as may reasonably be requested of such person.

                  4. Except as otherwise provided by law or expressly provided in this Section F, the presence, in person or by proxy, of the holders of record of shares of capital stock of the Corporation entitling the holders thereof to cast a majority of the votes (after giving effect, if required, to the provisions of this Section F) entitled to be cast by the holders of shares of capital stock of the Corporation entitled to vote shall constitute a quorum at all meetings of the stockholders, and every reference in the Charter to a majority or other proportion of capital stock (or the holders thereof) for purposes of determining any quorum requirement or any requirement for stockholder consent or approval shall be deemed to refer to such majority or other proportion of the votes (or the holders thereof) then entitled to be cast in respect of such capital stock.

                  5. Any constructions, applications, or determinations made by the Board of Directors, pursuant to this Section F in good faith and on the basis of such information and assistance as was then reasonably available for such purpose, shall be conclusive and binding upon the Corporation and its stockholders.

                  6. In the event any provision (or portion thereof) of this Section F shall be found to be invalid, prohibited or unenforceable for any reason, the remaining provisions (or portions thereof) of this Section F shall remain in full force and effect, and shall be construed as if such invalid, prohibited or unenforceable provision had been stricken herefrom or otherwise rendered inapplicable, it being the intent of the Corporation and its stockholders that each such remaining provision (or portion thereof) of this Section F remain, to the fullest extent permitted by law, applicable and enforceable as to all stockholders, including stockholders owning an amount of stock over the Limit, notwithstanding any such finding.

                  G. MAJORITY VOTE. Notwithstanding any provision of law requiring the authorization of any action by a greater proportion than a majority of the total number of shares of all classes of capital stock or of the total number of shares of any class of capital stock, such action shall be valid and effective if authorized by the affirmative vote of the holders of a majority of the total number of shares of all classes outstanding and entitled to vote thereon, except as otherwise provided in the Charter.

         ARTICLE 6. PREEMPTIVE RIGHTS. No holder of the capital stock of the Corporation or series of stock or of options, warrants or other rights to purchase shares of any class or series of stock or of other securities of the Corporation shall have any preemptive right to purchase or subscribe for any unissued capital stock of any class or series, or any unissued bonds, certificates of indebtedness, debentures or other securities convertible into or exchangeable for capital stock of any class or series, or carrying any right to purchase stock of any class or series, except such as may be established by the Board of Directors.

         ARTICLE 7. DIRECTORS. The following provisions are inserted for the management of the business and the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders:

                  A. MANAGEMENT OF THE CORPORATION. The business and affairs of the Corporation shall be managed under the direction of the Board of Directors. All powers of the Corporation may be exercised by or under the authority of the Board of Directors, except as conferred on or as reserved to the stockholders by law or by the Charter or the By-laws of the Corporation.

                  B. NUMBER, CLASS AND TERMS OF DIRECTORS; CUMULATIVE VOTING. The number of directors of the Corporation shall be 17, which number may, subject to any limitations and/or voting requirements set forth in the By-laws of the Corporation, be increased or decreased from time to time exclusively by the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the Board for adoption) (the "Whole Board"); provided, however, that such number shall never be less than the minimum number of directors permitted by the Maryland General Corporation Law ("MGCL") now or hereafter in force. The directors, other than those who may be elected by the holders of any class or series of Preferred Stock or Other Stock, shall be divided into three classes, as nearly equal in number as reasonably possible, with the term of office of the first class ("Class I") to expire at the conclusion of the first annual meeting of stockholders, the term of office of the second class ("Class II") to expire at the conclusion of the annual meeting of stockholders one year thereafter and the term of office of the third class ("Class III") to expire at the conclusion of the annual meeting of stockholders two years thereafter, with each director to hold office until his or her successor shall have been duly elected and qualified. At each annual meeting of stockholders, directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election, with each director to hold office until his or her successor shall have been duly elected and qualified.

         The names of the individuals who will serve as directors of the Corporation until their successors are elected and qualify are as follows:

                           (1) Class I directors:

                                    Burton J. Field
                                    Lawrence E. Gilford
                                    Patrick Henry
                                    Richard J. Holmstrom
                                    Clarence Mann
                                    Kenneth A. Skopec

                           (2) Class II directors:

                                    Robert S. Engelman, Jr.
                                    Alfred Feiger
                                    Richard I. Gilford
                                    Thomas H. Harvey
                                    Ronald D. Santo
                                    Eugene Sawyer

                           (3) Class III directors:

                                    E.M. Bakwin
                                    Mitchell Feiger
                                    James N. Hallene
                                    Leslie S. Hindman
                                    David Husman

         Stockholders shall not be permitted to cumulate their votes in the election of directors.

                  C. VACANCIES. Subject to the rights of the holders of any class or series of Preferred Stock or Other Stock then outstanding and except as otherwise provided in the By-laws of the Corporation, newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the Board of Directors resulting from death, resignation, retirement, disqualification, removal from office or other cause may be filled by a majority vote of the directors then in office, though less than a quorum, and, by virtue of the Corporation's election made hereby to be subject to
Section 3-804(c)(3) of the MCGL, any director so chosen shall hold office for the remainder of the full term of the class of directors in which the vacancy occurred and until a successor is elected and qualified. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

                  D. REMOVAL. Subject to the rights of the holders of any class or series of Preferred Stock or Other Stock then outstanding, any director, or the entire Board of Directors, may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least 80% of the voting power of all of the then-outstanding shares of capital stock of the

Corporation entitled to vote generally in the election of directors (after giving effect to the provisions of Article 5 hereof) voting together as a single class.

                  E. STOCKHOLDER PROPOSALS AND NOMINATIONS OF DIRECTORS. Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the By-laws of the Corporation.

         ARTICLE 8. BY-LAWS. The Board of Directors is expressly empowered to adopt, amend or repeal the By-laws of the Corporation. Except as otherwise provided in the By-laws of the Corporation, any adoption, amendment or repeal of the By-laws of the Corporation by the Board of Directors shall require the approval of a majority of the Whole Board. The stockholders shall also have power to adopt, amend or repeal the By-laws of the Corporation. In addition to any vote of the holders of any class or series of stock of the Corporation required by law or by the Charter, the affirmative vote of the holders of at least 80% of the voting power of all of the then-outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors (after giving effect to the provisions of Article 5 hereof), voting together as a single class, shall be required for the adoption, amendment or repeal of any provisions of the By-laws of the Corporation by the stockholders.

         ARTICLE 9.  APPROVAL OF CERTAIN BUSINESS COMBINATIONS.

                  A. SUPER-MAJORITY VOTING REQUIREMENT; BUSINESS COMBINATION DEFINED. In addition to any affirmative vote required by law or by the Charter, and except as otherwise expressly provided in this Section:

                  1. any merger or consolidation of the Corporation or any Subsidiary (as hereinafter defined) with (a) any Interested Stockholder (as hereinafter defined) or (b) any other corporation (whether or not itself an Interested Stockholder) which is, or after such merger or consolidation would be, an Affiliate (as hereinafter defined) of an Interested Stockholder; or

                  2. any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions) to or with any Interested Stockholder, or any Affiliate of any Interested Stockholder, of any assets of the Corporation or any Subsidiary having an aggregate Fair Market Value (as hereafter defined) equaling or exceeding 25% or more of the combined assets of the Corporation and its Subsidiaries; or

                  3. the issuance or transfer by the Corporation or any Subsidiary (in one transaction or a series of transactions) of any securities of the Corporation or any Subsidiary to any Interested Stockholder or any Affiliate of any Interested Stockholder in exchange for cash, securities or other property (or a combination thereof) having an aggregate Fair Market Value equaling or exceeding 25% of the combined assets of the Corporation and its Subsidiaries except pursuant to an employee benefit plan of the Corporation or any Subsidiary thereof; or

                  4. the adoption of any plan or proposal for the liquidation or dissolution of the Corporation proposed by or on behalf of any Interested Stockholder or any Affiliate of any Interested Stockholder; or

                  5. any reclassification of securities (including any reverse stock split), or recapitalization of the Corporation, or any merger or consolidation of the Corporation with any of its Subsidiaries or any other transaction (whether or not with or into or otherwise involving an Interested Stockholder) which has the effect, directly or indirectly, of increasing the proportionate share of the outstanding shares of any class of equity or convertible securities of the Corporation or any Subsidiary which is directly or indirectly owned by any Interested Stockholder or any Affiliate of any Interested Stockholder;

shall require the affirmative vote of the holders of at least 80% of the voting power of the then- outstanding shares of stock of the Corporation entitled to vote in the election of directors (the "Voting Stock"), voting together as a single class. Such affirmative vote shall be required notwithstanding the fact that no vote may be required, or that a lesser percentage may be specified, by law or by any other provisions of the Charter (including those applicable to any class or series of capital stock) or in any agreement with any national securities exchange or quotation system or otherwise.

         The term "Business Combination" as used in this Article 9 shall mean any transaction which is referred to in any one or more of paragraphs 1 through 5 of Section A of this Article 9.

                  B. EXCEPTION TO SUPER-MAJORITY VOTING REQUIREMENT. The provisions of Section A of this Article 9 shall not be applicable to any particular Business Combination, and such Business Combination shall require only the affirmative vote of the majority of the outstanding shares of capital stock entitled to vote, or such vote as is required by law or by the Charter, if, in the case of any Business Combination that does not involve any cash or other consideration being received by the stockholders of the Corporation solely in their capacity as stockholders of the Corporation, the condition specified in the following paragraph 1 is met or, in the case of any other Business Combination, all of the conditions specified in either of the following paragraphs 1 and 2 are met:

                  1. The Business Combination shall have been approved by a majority of the Disinterested Directors (as hereinafter defined).

                  2. All of the following conditions shall have been met:

                           (a) The aggregate amount of the cash and the Fair
                  Market Value as of the date of the consummation of the Business Combination of consideration other than cash to be received per share by the holders of Common Stock in such Business Combination shall at least be equal to the higher of the following:

                                    (i) (if applicable) the Highest Per Share
                           Price, including any brokerage commissions, transfer taxes and soliciting dealers' fees, paid by the Interested Stockholder or any of its Affiliates for any shares of Common Stock acquired by it (x) within the two-year period immediately prior to the first public announcement of the proposal of the Business Combination (the "Announcement Date"), or
                           (y) in the transaction in which it became an Interested Stockholder, whichever is higher.

                                    (ii) the Fair Market Value per share of
                           Common Stock on the Announcement Date or on the date on which the Interested Stockholder became an Interested Stockholder (such latter date is referred to in this Article 9 as the "Determination Date"), whichever is higher.

                           (b) The aggregate amount of the cash and the Fair
                  Market Value as of the date of the consummation of the Business Combination of consideration other than cash to be received per share by holders of shares of any class of outstanding Voting Stock other than Common Stock shall be at least equal to the highest of the following (it being intended that the requirements of this subparagraph (b) shall be required to be met with respect to every such class of outstanding Voting Stock, whether or not the Interested Stockholder has previously acquired any shares of a particular class of Voting Stock):

                                    (i) (if applicable) the Highest Per Share
                           Price (as hereinafter defined), including any brokerage commissions, transfer taxes and soliciting dealers' fees, paid by the Interested Stockholder for any shares of such class of Voting Stock acquired by it (x) within the two-year period immediately prior to the Announcement Date, or (y) in the transaction in which it became an Interested Stockholder, whichever is higher;

                                    (ii) (if applicable) the highest
                           preferential amount per share to which the holders of shares of such class of Voting Stock are entitled in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation; and

                                    (iii) the Fair Market Value per share of
                           such class of Voting Stock on the Announcement Date or on the Determination Date, whichever is higher.

                           (c) The consideration to be received by holders of a
                  particular class of outstanding Voting Stock (including Common Stock) shall be in cash or in the same form as the Interested Stockholder has previously paid for shares of such class of Voting Stock. If the Interested Stockholder has paid for shares of any class of Voting Stock with varying forms of consideration, the form of consideration to be received per share by holders of shares of such class of Voting Stock shall be either cash or the form used to acquire the largest number of shares of such class of Voting Stock previously acquired by the Interested Stockholder. The price determined in accordance with Section B.2. of this Article 9 shall be subject to appropriate adjustment in the event of any stock dividend, stock split, combination of shares or similar event.

                           (d) After such Interested Stockholder has become an
                  Interested Stockholder and prior to the consummation of such Business Combination: (i) except as approved by a majority of the Disinterested Directors, there shall have been no failure to declare and pay at the regular date therefor any full quarterly dividends (whether or not cumulative) on any outstanding stock having preference over the Common Stock as to dividends or liquidation; (ii) there shall have been (X) no reduction in the annual rate of dividends paid on the Common Stock (except as necessary to reflect any subdivision of the Common Stock), except as approved by a majority of the Disinterested Directors, and (Y) an increase in such annual rate of dividends as necessary to reflect any reclassification (including any reverse stock split), recapitalization, reorganization or any similar transaction which has the effect of reducing the number of outstanding shares of Common Stock, unless the failure to so increase such annual rate is approved by a majority of the Disinterested Directors; and (iii) neither such Interested Stockholder nor any of its Affiliates shall have become the beneficial owner of any additional shares of Voting Stock except as part of the transaction which results in such Interested Stockholder becoming an Interested Stockholder.

                           (e) After such Interested Stockholder has become an
                  Interested Stockholder, such Interested Stockholder shall not have received the benefit, directly or indirectly (except proportionately as a stockholder), of any loans, advances, guarantees, pledges or other financial assistance or any tax credits or other tax advantages provided by the Corporation, whether in anticipation of or in connection with such Business Combination or otherwise.

                           (f) A proxy or information statement describing the
                  proposed Business Combination and complying with the requirements of the Securities Exchange Act of 1934 and the rules and regulations thereunder (or any subsequent provisions replacing such Act, rules or regulations) shall be mailed to stockholders of the Corporation at least 30 days prior to the consummation of such Business Combination (whether or not such proxy or information statement is required to be mailed pursuant to such Act or subsequent provisions).

                  C. CERTAIN DEFINITIONS. For the purposes of this Article 9:

                  1. A "Person" shall include an individual, a group acting in concert, a corporation, a partnership, an association, a joint venture, a pool, a joint stock company, a trust, an unincorporated organization or similar company, a syndicate or any other group or entity formed for the purpose of acquiring, holding or disposing of securities.

                  2. "Interested Stockholder" shall mean any Person (other than the Corporation or any holding company or Subsidiary thereof) who or which:

                           (a) is the beneficial owner, directly or indirectly,
                  of more than 14.9% of the voting power of the outstanding Voting Stock; or

                           (b) is an Affiliate of the Corporation and at any
                  time within the two-year period immediately prior to the date in question was the beneficial owner, directly or indirectly, of more than 14.9% of the voting power of the then-outstanding Voting Stock; or

                           (c) is an assignee of or has otherwise succeeded to
                  any shares of Voting Stock which were at any time within the two-year period immediately prior to the date in question beneficially owned by any Interested Stockholder, if such assignment or succession shall have occurred in the course of a transaction or series of transactions not involving a public offering within the meaning of the Securities Act of 1933.

                  3. A Person shall be a "beneficial owner" of any Voting Stock:

                           (a) which such Person or any of its Affiliates or
                  Associates (as hereinafter defined) beneficially owns, directly or indirectly within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as in effect on December 31, 2000; or

                           (b) which such Person or any of its Affiliates or
                  Associates has (i) the right to acquire (whether such right is exercisable immediately or only after the passage of time), pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise, or (ii) the right to vote pursuant to any agreement, arrangement or understanding (but neither such Person nor any such Affiliate or Associate shall be deemed to be the beneficial owner of any shares of Voting Stock solely by reason of a revocable proxy granted for a particular meeting of stockholders, pursuant to a public solicitation of proxies for such meeting, and with respect to which shares neither such Person nor any such Affiliate or Associate is otherwise deemed the beneficial owner); or

                           (c) which are beneficially owned, directly or
                  indirectly within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as in effect on December 31, 2000, by any other Person with which such Person or any of its Affiliates or Associates has any agreement, arrangement or understanding for the purposes of acquiring, holding, voting (other than solely by reason of a revocable proxy as described in Subparagraph (b) of this Paragraph 3) or in disposing of any shares of Voting Stock;

                  provided, however, that, in the case of any employee stock ownership or similar plan of the Corporation or of any Subsidiary in which the beneficiaries thereof possess the right to vote any shares of Voting Stock held by such plan, no such plan nor any trustee with respect thereto (nor any Affiliate of such trustee), solely by reason of such capacity of such trustee, shall be deemed, for any purposes hereof, to beneficially own any shares of Voting Stock held under any such plan.

                  4. For the purpose of determining whether a Person is an Interested Stockholder pursuant to Paragraph 2 of this Section C, the number of shares of Voting Stock deemed to be outstanding shall include shares deemed owned through application of Paragraph 3 of this Section C but shall not include any other shares of Voting Stock which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.

                  5. "Affiliate" and "Associate" shall have the respective meanings ascribed to such terms in Rule 12b-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as in effect on December 31, 2000.

                  6. "Subsidiary" means any corporation of which a majority of any class of equity security is owned, directly or indirectly, by the Corporation; PROVIDED, HOWEVER, that for the purposes of the definition of Interested Stockholder set forth in Paragraph 2 of this Section C, the term "Subsidiary" shall mean only a corporation of which a majority of each class of equity security is owned, directly or indirectly, by the Corporation.

                  7. "Disinterested Director" means any member of the Board of Directors who is unaffiliated with the Interested Stockholder and was a member of the Board of Directors prior to the time that the Interested Stockholder became an Interested Stockholder, and any director who is thereafter chosen to fill any vacancy on the Board of Directors or who is elected and who, in either event, is unaffiliated with the Interested Stockholder, and in connection with his or her initial assumption of office is recommended for appointment or election by a majority of Disinterested Directors then on the Board of Directors.

                  8. "Fair Market Value" means: (a) in the case of stock, the highest closing sale price of the stock during the 30-day period immediately preceding the date in question of a share of such stock on the Nasdaq System or any system then in use, or, if such stock is admitted to trading on a principal United States securities exchange registered under the Securities Exchange Act of 1934, Fair Market Value shall be the highest sale price reported during the 30-day period preceding the date in question, or, if no such quotations are available, the Fair Market Value on the date in question of a share of such stock as determined by the Board of Directors in good faith, in each case with respect to any class of stock, appropriately adjusted for any dividend or distribution in shares of such stock or in combination or reclassification of outstanding shares of such stock into a smaller number of shares of such stock, and (b) in the case of property other than cash or stock, the Fair Market Value of such property on the date in question as determined by the Board of Directors in good faith.

                  9. Reference to "Highest Per Share Price" shall in each case with respect to any class of stock reflect an appropriate adjustment for any dividend or distribution in shares of such stock or any stock split or reclassification of outstanding shares of such stock into a greater number of shares of such stock or any combination or reclassification of outstanding shares of such stock into a smaller number of shares of such stock.

                  10. In the event of any Business Combination in which the Corporation survives, the phrase "consideration other than cash to be received" as used in Sections B.2.(a) and

         B.2.(b) of this Article 9 shall include the shares of Common Stock and/or the shares of any other class of outstanding Voting Stock retained by the holders of such shares.

                  D. CONSTRUCTION AND INTERPRETATION. A majority of the Disinterested Directors of the Corporation shall have the power and duty to determine for the purposes of this Article 9, on the basis of information known to them after reasonable inquiry, (a) whether a person is an Interested Stockholder; (b) the number of shares of Voting Stock beneficially owned by any person; (c) whether a person is an Affiliate or Associate of another; and (d) whether the assets which are the subject of any Business Combination have, or the consideration to be received for the issuance or transfer of securities by the Corporation or any Subsidiary in any Business Combination has, an aggregate Fair Market Value equaling or exceeding 25% of the combined assets of the Corporation and its Subsidiaries. A majority of the Disinterested Directors shall have the further power to interpret all of the terms and provisions of this Article 9.

                  E. FIDUCIARY DUTY. Nothing contained in this Article 9 shall be construed to relieve any Interested Stockholder from any fiduciary obligation imposed by law.

                  F. MARYLAND BUSINESS COMBINATION STATUTE. Notwithstanding any contrary provision of law, the provisions of Sections 3-601 through 3-604 of the MGCL, as now and hereafter in force, shall not apply to any "business combination" (as defined in Section 3-601(e) of the MGCL, as now and hereafter in force), of the Corporation.

         ARTICLE 10. EVALUATION OF CERTAIN OFFERS. The Board of Directors, when evaluating (i) any offer of another Person (as defined in Article 9 hereof) to (A) make a tender or exchange offer for any equity security of the Corporation, (B) merge or consolidate the Corporation with another corporation or entity, or (C) purchase or otherwise acquire all or substantially all of the properties and assets of the Corporation or (ii) any other actual or proposed transaction which would or may involve a change in control of the Corporation (whether by purchases of shares of stock or any other securities of the Corporation in the open market, or otherwise, tender offer, merger, consolidation, share exchange, dissolution, liquidation, sale of all or substantially all of the assets of the Corporation, proxy solicitation or otherwise), may, in connection with the exercise of its business judgment in determining what is in the best interests of the Corporation and its stockholders and in making any recommendation to the Corporation's stockholders, give due consideration to all relevant factors, including, but not limited to: (A) the economic effect, both immediate and long-term, upon the Corporation's stockholders, including stockholders, if any, who do not participate in the transaction; (B) the social and economic effect on the present and future employees, creditors and customers of, and others dealing with, the Corporation and its subsidiaries and on the communities in which the Corporation and its subsidiaries operate or are located; (C) whether the proposal is acceptable based on the historical, current or projected future operating results or financial condition of the Corporation; (D) whether a more favorable price could be obtained for the Corporation's stock or other securities in the future; (E) the reputation and business practices of the other entity to be involved in the transaction and its management and affiliates as they would affect the employees of the Corporation and its subsidiaries; (F) the future value of the stock or any other securities of the Corporation or the other entity to be involved in the proposed transaction; (G) any antitrust or other legal and regulatory issues that are raised by the proposal; (H) the business andhistorical, current or expected future financial condition or operating results of the other entity to be involved in the transaction, including, but not limited to, debt service and other existing financial obligations, financial obligations to be incurred in connection with the proposed transaction, and other likely financial obligations of the other entity to be involved in the proposed transaction; and (I) the ability of the Corporation to fulfill its objectives as a financial institution holding company and on the ability of its subsidiary financial institution(s) to fulfill the objectives of a federally insured financial institution under applicable statutes and regulations. If the Board of Directors determines that any proposed transaction of the type described in clause (i) or (ii) of the immediately preceding sentence should be rejected, it may take any lawful action to defeat such transaction, including, but not limited to, any or all of the following: advising stockholders not to accept the proposal; instituting litigation against the party making the proposal; filing complaints with governmental and regulatory authorities; acquiring the stock or any of the securities of the Corporation; increasing the authorized stock of the Corporation; selling or otherwise issuing authorized but unissued stock, other securities or granting options or rights with respect thereto; acquiring a company to create an antitrust or other regulatory problem for the party making the proposal; and obtaining a more favorable offer from another individual or entity. This Article 10 does not create any inference concerning factors that may be considered by the Board of Directors regarding any proposed transaction of the type described in clause (i) or (ii) of the first sentence of this Article 10.

         ARTICLE 11.  ACQUISITIONS OF EQUITY SECURITIES FROM INTERESTED PERSONS.

                  A. SUPER-MAJORITY VOTING REQUIREMENT. Except as set forth in Section B of this Article 11, in addition to any affirmative vote of stockholders required by law or the Charter, any direct or indirect purchase or other acquisition by the Corporation of any Equity Security (as hereinafter defined) of any class from any Interested Person (as hereinafter defined) shall require the affirmative vote of the holders of at least 80% of the Voting Stock of the Corporation that is not beneficially owned (for purposes of this Article 11 beneficial ownership shall be determined in accordance with Section F.2(b) of
Article 5 hereof) by such Interested Person, voting together as a single class. Such affirmative vote shall be required notwithstanding the fact that no vote may be required, or that a lesser percentage may be specified, by law or by any other provisions of the Charter (including those applicable to any class of securities or capital stock) or in any agreement with any national securities exchange or quotation system, or otherwise. Certain defined terms used in this
Article 11 are as set forth in Section C below.

                  B. EXCEPTIONS. The provisions of Section A of this Article 11 shall not be applicable with respect to:

                  1. any purchase or other acquisition of securities made as part of a tender or exchange offer by the Corporation or a Subsidiary (which term, as used in this Article 11, is as defined in the first clause of Section C.6 of Article 9 hereof) of the Corporation to purchase securities of the same class made on the same terms to all holders of such securities and complying with the applicable requirements of the Securities Exchange Act of 1934 and the rules and regulations thereunder (or any subsequent provision replacing such Act, rules or regulations);

                  2. any purchase or acquisition made pursuant to an open market purchase program approved by a majority of the Board of Directors, including a majority of the

         Disinterested Directors (which term, as used in this Article 11, is as defined in Article 9 hereof); or

                  3. any purchase or acquisition which is approved by a majority of the Board of Directors, including a majority of the Disinterested Directors, and which is made at no more than the Market Price (as hereinafter defined), on the date that the understanding between the Corporation and the Interested Person is reached with respect to such purchase (whether or not such purchase is made or a written agreement relating to such purchase is executed on such date), of shares of the class of Equity Security to be purchased.

                  C.  CERTAIN DEFINITIONS.  For the purposes of this Article 11:

                  (i) The term Interested Person shall mean any Person (other than the Corporation, Subsidiaries of the Corporation, pension, profit sharing, employee stock ownership or other employee benefit plans of the Corporation and its Subsidiaries, entities organized or established by the Corporation or any of its Subsidiaries pursuant to the terms of such plans and trustees and fiduciaries with respect to any such plan acting in such capacity) that is the direct or indirect beneficial owner of 5% or more of the Voting Stock of the Corporation, and any Affiliate or Associate of any such person. For purposes of this Article 11, the terms "Affiliate" and "Associate" shall have the definitions given them in Article 9 hereof.

                  (ii) The Market Price of shares of a class of Equity Security on any day shall mean the highest sale price of shares of such class of Equity Security on such day, or, if that day is not a trading day, on the trading day immediately preceding such day, on the national securities exchange or the Nasdaq System or any other system then in use on which such class of Equity Security is traded.

                  (iii) The term Equity Security shall mean any security described in Section 3(a)(11) of the Securities Exchange Act of 1934, as in effect on December 31, 2000, which is traded on a national securities exchange or the Nasdaq System or any other system then in use.

                  (iv) For purposes of this Article 11, all references to the term Interested Stockholder in the definition of Disinterested Director shall be deemed to refer to the term Interested Person.

         ARTICLE 12.  INDEMNIFICATION, ETC. OF DIRECTORS AND OFFICERS.

                  A. INDEMNIFICATION. The Corporation shall indemnify (1) its current and former directors and officers, whether serving the Corporation or at its request any other entity, to the fullest extent required or permitted by the MGCL now or hereafter in force, including the advancement of expenses under the procedures and to the fullest extent permitted by law, and (2) other employees and agents to such extent as shall be authorized by the Board of Directors and permitted by law; provided, however, that, except as provided in Section B hereof with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation.

                  B. PROCEDURE. If a claim under Section A of this Article 12 is not paid in full by the Corporation within 60 days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be 20 days, the indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall also be entitled to be reimbursed the expense of prosecuting or defending such suit. It shall be a defense to any action for advancement of expenses that the Corporation has not received both (i) an undertaking as required by law to repay such advances in the event it shall ultimately be determined that the standard of conduct has not been met and (ii) a written affirmation by the indemnitee of his good faith belief that the standard of conduct necessary for indemnification by the Corporation has been met. In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (ii) any suit by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking the Corporation shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met the applicable standard for indemnification set forth in the MGCL. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the MGCL, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this
Article 12 or otherwise shall be on the Corporation.

                  C. NON-EXCLUSIVITY. The rights to indemnification and to the advancement of expenses conferred in this Article 12 shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, the Charter, the Corporation's By-laws, any agreement, any vote of stockholders or the Board of Directors, or otherwise.

                  D. INSURANCE. The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the MGCL.

                  E. MISCELLANEOUS. The Corporation shall not be liable for any payment under this Article 12 in connection with a claim made by any indemnitee to the extent such indemnitee has otherwise actually received payment under any insurance policy, agreement, or otherwise, of the amounts otherwise indemnifiable hereunder. The rights to indemnification and to the advancement of expenses conferred in Sections A and B of this Article
12 shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director or officer and shall inure to the benefit of the indemnitee's heirs, executors and administrators.

         Any repeal or modification of this Article 12 shall not in any way diminish any rights to indemnification or advancement of expenses of such director or officer or the obligations of the Corporation arising hereunder with respect to events occurring, or claims made, while this Article 12 is in force.

         ARTICLE 13. LIMITATION OF LIABILITY. An officer or director of the Corporation, as such, shall not be liable to the Corporation or its stockholders for money damages, except (i) to the extent that it is proved that the person actually received an improper benefit or profit in money, property or services for the amount of the benefit or profit in money, property or services actually received; (ii) to the extent that a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding; or (iii) to the extent otherwise provided by the MGCL. If the MGCL is amended to further eliminate or limit the personal liability of officers and directors, then the liability of officers and directors of the Corporation shall be eliminated or limited to the fullest extent permitted by MGCL, as so amended.

         Any repeal or modification of the foregoing paragraph by the stockholders of the Corporation shall not adversely affect any right or protection of a director or officer of the Corporation existing at the time of such repeal or modification.

         ARTICLE 14. AMENDMENT OF THE CHARTER. The Corporation reserves the right to amend or repeal any provision contained in the Charter in the manner prescribed by the MGCL, including any amendment altering the terms or contract rights, as expressly set forth in the Charter, of any of the Corporation's outstanding stock by classification, reclassification or otherwise, and all rights conferred upon stockholders are granted subject to this reservation; PROVIDED, HOWEVER, that, notwithstanding any other provision of the Charter or any provision of law which might otherwise permit a lesser vote or no vote, but in addition to any vote of the holders of any class or series of the stock of the Corporation required by law or by the Charter, the affirmative vote of the holders of at least 80% of the voting power of all of the then-outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors (after giving effect to the provisions of Article 5), voting together as a single class, shall be required to amend or repeal this
Article 14, Section F of Article 5, Article 7, Article 8, Article 9, Article 11,
Article 12 or Article 13; PROVIDED, FURTHER, that as provided in Article 5, the Board of Directors, with the approval of a majority of the entire Board of Directors and without action by the stockholders, may amend the Charter to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that the Corporation has authority to issue.

SECOND: The foregoing amendment and restatement of the Charter does not increase the authorized capital stock of the Corporation.

THIRD: The foregoing amendment and restatement of the Charter has been duly advised by the Board of Directors and approved by the stockholders of the Corporation as required by law.

FOURTH: The current address of the principal office of the Corporation in the State of Maryland is set forth in Article 2 of the foregoing amendment and restatement of the Charter.

FIFTH: The name and address of the Corporation's current resident agent is as set forth in Article 4 of the foregoing amendment and restatement of the Charter.

SIXTH: The number of directors of the Corporation and the names of those currently in office are as set forth in Article 6 of the foregoing amendment and restatement of the Charter.

SEVENTH: The undersigned President and Chief Executive Officer acknowledges these Articles of Amendment and Restatement to be the corporate act of the Corporation and as to all matters or facts required to be verified under oath, the undersigned President and Chief Executive Officer acknowledges that to the best of his knowledge, information and belief these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

         IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment and Restatement to be signed in its name and on its behalf by its President and Chief Executive Officer and attested to by its Secretary on this day _________ of ___________, 2001.


                                 MB-MIDCITY, INC.



                                 By:
                                       -----------------------------------------
                                         Mitchell Feiger
                                         President and Chief Executive Officer


                                 ATTESTED:


                                 By:
                                      ------------------------------------------
                                         Doria Koros
                                         Secretary

                                                                      APPENDIX G

                       FORM OF BY-LAWS OF THE NEW COMPANY

                                MB-MIDCITY, INC.

                          AMENDED AND RESTATED BY-LAWS


                                    ARTICLE I

                                  STOCKHOLDERS

Section 1.        ANNUAL MEETING.

         The Corporation shall hold an annual meeting of its stockholders to elect directors to succeed those whose terms expire and to transact any other business within its powers, at such place, on such date, and at such time during the 31-day period beginning on the second Thursday in April of each year as the Board of Directors shall fix. Except as provided otherwise by the Corporation's Charter or by law, any business may be considered at an annual meeting without the purpose of the meeting having been specified in the notice. Failure to hold an annual meeting does not invalidate the Corporation's existence or affect any otherwise valid corporate act.

Section 2.        SPECIAL MEETINGS.

         Special meetings of stockholders of the Corporation may be called by the Board of Directors pursuant to a resolution adopted by a majority of the total number of directors which the Corporation would have if there were no vacancies on the Board of Directors (hereinafter the "Whole Board"). Special meetings of the stockholders shall be called by the Secretary at the request of stockholders only on the written request of stockholders entitled to cast at least a majority of all the votes entitled to be cast at the meeting. Such written request shall state the purpose or purposes of the meeting and the matters proposed to be acted upon at the meeting, and shall be delivered at the principal office of the Corporation addressed to the President or the Secretary. The Secretary shall inform the stockholders who make the request of the reasonably estimated cost of preparing and mailing a notice of the meeting and, upon payment of these costs to the Corporation, notify each stockholder entitled to notice of the meeting. The Board of Directors shall have the sole power to fix (1) the record date for determining stockholders entitled to request a special meeting of stockholders and the record date for determining stockholders entitled to notice of and to vote at the special meeting and (2) the date, time and place of the special meeting.

Section 3.        NOTICE OF MEETINGS; ADJOURNMENT.

         Not less than ten nor more than 90 days before each stockholders' meeting, the Secretary shall give written notice of the meeting to each stockholder entitled to vote at the meeting and to each other stockholder entitled to notice of the meeting. The notice shall state the time and place of the meeting and, if the meeting is a special meeting or notice of the purpose is required by statute, the purpose of the meeting. Notice is given to a stockholder when it is personally delivered to the stockholder, left at the stockholder's usual place of business, mailed to the stockholder at his or her address as it appears on the records of the Corporation, transmitted to the stockholder by electronic mail to any electronic mail address of the stockholder or by any other electronic means. Notwithstanding the foregoing provisions, each person who is entitled to notice waives notice if such person, before or after the meeting, signs a waiver of the notice which is filed with the records of the stockholders' meetings, or is present at the meeting in person or by proxy.

         A meeting of stockholders convened on the date for which it was called may be adjourned from time to time without further notice to a date not more than 120 days after the original record date. At any adjourned meeting, any business may be transacted which might have been transacted at the original meeting.

Section 4.        QUORUM.

         At any meeting of the stockholders, the holders of a majority of all of the shares of the stock entitled to vote at the meeting, present in person or by proxy, shall constitute a quorum for all purposes, unless or except to the extent that the presence of a larger number may be required by law. Where a separate vote by a class or classes is required, a majority of the shares of such class or classes, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter.

         If a quorum shall fail to attend any meeting, the chairman of the meeting or the holders of a majority of the shares of stock entitled to vote who are present, in person or by proxy, may, in accordance with Section 3 of this
Article I, adjourn the meeting to another place, date or time.

Section 5.        ORGANIZATION AND CONDUCT OF BUSINESS.

         Such person as the Board of Directors may have designated or, in the absence of such a person, the President of the Corporation or, in his or her absence, such person as may be chosen by the holders of a majority of the shares entitled to vote who are present, in person or by proxy, shall call to order any meeting of the stockholders and act as chairman of the meeting. In the absence of the Secretary of the Corporation, the secretary of the meeting shall be such person as the chairman appoints. The chairman of any meeting of stockholders shall determine the order of business and the procedure at the meeting, including such regulation of the manner of voting and the conduct of discussion as seem to him or her in order.

Section 6. ADVANCE NOTICE PROVISIONS FOR BUSINESS TO BE TRANSACTED AT ANNUAL MEETINGS AND ELECTIONS OF DIRECTORS.

         (a) At any annual meeting of the stockholders, only such business shall be conducted as shall have been brought before the meeting (i) as specified in the Corporation's notice of the meeting, (ii) by or at the direction of the Board of Directors or (iii) by any stockholder of the Corporation who (1) is a stockholder of record on the date of giving the notice provided for in this Section 6(a) and on the record date for the determination of stockholders entitled to vote at such annual meeting, and
(2) complies with the notice procedures set forth in this Section 6(a). For business to be properly brought before an annual meeting by a stockholder pursuant to clause (iii) of the immediately preceding sentence, the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation and such business must otherwise be a proper matter for action by stockholders.

         To be timely, a stockholder's notice must be delivered or mailed to and received by the Secretary at the principal executive office of the Corporation by not later than the close of business on the 90th day prior to the first anniversary of the date of the preceding year's annual meeting or earlier than the close of business on the 120th day prior to the first anniversary of the date of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is advanced by more than 20 days, or delayed by more than 60 days, from the anniversary date of the preceding year's annual meeting, or in the event the annual meeting is the first annual meeting of stockholders of the Corporation, notice by the stockholder to be timely must be so received not earlier than the close of business on the 120th day prior to the date of such annual meeting and not later than the close of business on the later of (A) the 90th day prior to the date of such annual meeting or (B) the tenth day following the first to occur of (i) the day on which notice of the date of the annual meeting was mailed or (ii) the day on which public announcement of the date of the annual meeting was first made by the Corporation. No adjournment or postponement of a meeting of stockholders shall commence a new period for the giving of notice hereunder.

         A stockholder's notice to the Secretary must set forth as to each matter such stockholder proposes to bring before the annual meeting: (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting; (ii) the name and address of such stockholder as they appear on the Corporation's books and of the beneficial owner, if any, on whose behalf the proposal is made; (iii) the class or series and number of shares of capital stock of the Corporation which are owned beneficially or of record by such stockholder and such beneficial owner; (iv) a description of all arrangements or understandings between such stockholder and any other person or persons (including their names) in connection with the proposal of such business by such stockholder and any material interest of such stockholder in such business; and (v) a representation that such stockholder intends to appear in person or by proxy at the annual meeting to bring such business before the meeting.

         Notwithstanding anything in these By-laws to the contrary, no business shall be brought before or conducted at an annual meeting except in accordance with the provisions of this Section 6(a). The officer of the Corporation or other person presiding over the annual meeting shall, if the facts so warrant, determine and declare to the meeting that business was not properly brought before the meeting in accordance with the provisions of this Section 6(a) and, if he or she should so determine, he or she shall so declare to the meeting and any such business so determined to be not properly brought before the meeting shall not be transacted.

         At any special meeting of the stockholders, only such business shall be conducted as shall have been brought before the meeting pursuant to the Corporation's notice of the meeting.

         (b) Only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation. Nominations of persons for election to the Board of Directors of the Corporation may be made at a meeting of stockholders at which directors are to be elected only (i) by or at the direction of the Board of Directors or
(ii) by any stockholder
of the Corporation who (1) is a stockholder of record on the date of giving the notice provided for in this Section 6(b) and on the record date for the determination of stockholders entitled to vote at such meeting, and (2) complies with the notice procedures set forth in this Section 6(b). Such nominations, other than those made by or at the direction of the Board of Directors, shall be made by timely notice in writing to the Secretary of the Corporation. To be timely, a stockholder's notice shall be delivered or mailed to and received by the Secretary at the principal executive offices of the Corporation not less than 90 days or more than 120 days prior to the date of the meeting; provided, however, that in the event that less than 100 days' notice or public announcement of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be so received not later than the close of business on the tenth day following the day on which such notice of the date of the meeting was mailed or the day on which public announcement of the date of the meeting was first made by the Corporation, whichever shall first occur. A stockholder's notice must be in writing and set forth (a) as to each person whom the stockholder proposes to nominate for election as a director, all information relating to such person that is required to be disclosed in connection with solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or any successor rule or regulation; and (b) as to the stockholder giving the notice: (i) the name and address of such stockholder as they appear on the Corporation's books and of the beneficial owner, if any, on whose behalf the nomination is made; (ii) the class or series and number of shares of capital stock of the Corporation which are owned beneficially or of record by such stockholder and such beneficial owner;
(iii) a description of all arrangements or understandings between such stockholder and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are to be made by such stockholder; (iv) a representation that such stockholder intends to appear in person or by proxy at the meeting to nominate the persons named in its notice; and (v) any other information relating to such stockholder that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Regulation 14A under the Exchange Act or any successor rule or regulation. Such notice must be accompanied by a written consent of each proposed nominee to be named as a nominee and to serve as a director if elected. No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of this
Section 6(b). The officer of the Corporation or other person presiding at the meeting shall, if the facts so warrant, determine that a nomination was not made in accordance with such provisions and, if he or she should so determine, he or she shall so declare to the meeting and the defective nomination shall be disregarded.

         (c) For purposes of subsections (a) and (b) of this Section 6, the term "public announcement" shall mean disclosure (i) in a press release reported by a nationally recognized news service or (ii) in a document publicly filed by the Corporation with the U.S. Securities and Exchange Commission.

Section 7.        PROXIES AND VOTING.

         Unless the Charter of the Corporation provides for a greater or lesser number of votes per share or limits or denies voting rights, each outstanding share of stock, regardless of class, is entitled to one vote on each matter submitted to a vote at a meeting of stockholders; however, a share is not entitled to be voted if any installment payable on it is overdue and unpaid. In all elections for directors, directors shall be determined by a plurality of the votes cast, and except as otherwise required by law or as provided in the Charter of the Corporation, all other matters voted on by stockholders shall be determined by a majority of the votes cast on the matter.

         A stockholder may vote the stock the stockholder owns of record either in person or by proxy. A stockholder may sign a writing authorizing another person to act as proxy. Signing may be accomplished by the stockholder or the stockholder's authorized agent signing the writing or causing the stockholder's signature to be affixed to the writing by any reasonable means, including facsimile signature. A stockholder may authorize another person to act as proxy by transmitting, or authorizing the transmission of, an authorization for the person to act as the proxy to the person authorized to act as proxy or to any other person authorized to receive the proxy authorization on behalf of the person authorized to act as the proxy, including a proxy solicitation firm or proxy support service organization. The authorization may be transmitted by a telegram, cablegram, datagram, electronic mail or any other electronic or telephonic means. Unless a proxy provides otherwise, it is not valid more than 11 months after its date. A proxy is revocable by a stockholder at any time without condition or qualification unless the proxy states that it is irrevocable and the proxy is coupled with an interest. A proxy may be made irrevocable for as long as it is coupled with an interest. The interest with which a proxy may be coupled includes an interest in the stock to be voted under the proxy or another general interest in the Corporation or its asset or liabilities.

Section 8.        CONSENT OF STOCKHOLDERS IN LIEU OF MEETING.

         Except as provided in the following sentence, any action required or permitted to be taken at a meeting of stockholders may be taken without a meeting if a unanimous written consent which sets forth the action and is signed by each stockholder entitled to vote on the matter is filed with the records of stockholder meetings. Unless the Charter of the Corporation requires otherwise, the holders of any class of the Corporation's stock other than common stock, entitled to vote generally in the election of directors, may take action or consent to any action by the written consent of stockholders entitled to cast not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting of stockholders if the Corporation gives notice of the action so taken to each stockholder not later than ten days after the effective time of the action.

Section 9.        CONDUCT OF VOTING

         The Board of Directors shall, in advance of any meeting of stockholders, appoint one or more persons as inspectors of election, to act at the meeting or any adjournment thereof and make a written report thereof, in accordance with applicable law. At all meetings of stockholders, the proxies and ballots shall be received, and all questions touching the qualification of voters and the validity of proxies and the acceptance or rejection of votes shall be decided or determined by the inspector of elections. All voting, including on the election of directors but excepting where otherwise required by law, may be by a voice vote; provided, however, that upon demand therefor by a stockholder entitled to vote or his or her proxy or the chairman of the meeting, a written vote shall be taken. Every written vote shall be taken by ballot, each of which shall state the name of the stockholder or proxy voting and such other information as may be required under the procedure established for the meeting. Every vote taken by ballot shall be counted by an inspector or inspectors appointed by the chairman of the meeting. No candidate for election as a director at a meeting shall serve as an inspector at such meeting.

Section 10.       CONTROL SHARE ACQUISITION ACT.

         Notwithstanding any other provision of the Charter of the Corporation or these By-laws, Title 3, Subtitle 7 of the Maryland General Corporation Law (the "MGCL") (or any successor statute) shall not apply to any acquisition by any person of shares of stock of the Corporation. This Section 10 may be repealed, in whole or in part, at any time, whether before or after an acquisition of Control Shares (as defined in Section 3-701(d) of the MGCL, or any successor provision) and, upon such repeal, may, to the extent provided by any successor bylaw, apply to any prior or subsequent Control Share Acquisition (as defined in Section 3-701(d) of the MGCL, or any successor provision).

                                   ARTICLE II

                               BOARD OF DIRECTORS

Section 1.        GENERAL POWERS, NUMBER AND TERM OF OFFICE.

         The business and affairs of the Corporation shall be managed under the direction of the Board of Directors. The Corporation shall have the number of directors provided in the Corporation's Charter until changed as herein provided. Subject to Section 10 of this Article II of these By-laws (while such section is in effect), the number of directors may be changed from time to time exclusively by the Board of Directors pursuant to a resolution adopted by a majority of the Whole Board to a number not exceeding 25 nor less than the minimum number of directors permitted by the MGCL, but the action may not affect the tenure of office of any director. The Board of Directors shall annually elect a Chairman of the Board and a President from among its members and shall designate, when present, either the Chairman of the Board or the President to preside at its meetings; provided, however, that while Section 10 of this
Article II of these By-laws is in effect, the Chairman and the President shall be elected as provided therein.

         The directors, other than those who may be elected by the holders of any class or series of preferred or other stock, shall be divided into three classes, as nearly equal in number as reasonably possible, with the term of office of the first class to expire at the first annual meeting of stockholders, the term of office of the second class to expire at the annual meeting of stockholders one year thereafter and the term of office of the third class to expire at the annual meeting of stockholders two years thereafter, with each director to hold office until his or her successor shall have been duly elected and qualified. At each annual meeting of stockholders, commencing with the first annual meeting, directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election, with each director to hold office until his or her successor shall have been duly elected and qualified.

Section 2.        VACANCIES AND NEWLY CREATED DIRECTORSHIPS.

         Subject to the rights of the holders of any class or series of preferred or other stock then outstanding and except as otherwise provided in
Section 10 of Article II of these By-laws (while such

section is in effect), newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the Board of Directors resulting from death, resignation, retirement, disqualification, removal from office or other cause may be filled by a majority vote of the directors then in office, though less than a quorum, and, by virtue of the Corporation's election made in its Charter to be subject to Section 3-804(c)(3) of the MGCL, any director so chosen shall hold office for the remainder of the full term of the class of directors in which the vacancy occurred and until a successor is elected and qualified. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director. A vacancy resulting from the removal of a director may be filled by the stockholders.

Section 3.        REGULAR MEETINGS.

         Regular meetings of the Board of Directors shall be held at such place or places, on such date or dates, and at such time or times as shall have been established by the Board of Directors and publicized among all directors. A notice of each regular meeting shall not be required. Any regular meeting of the Board of Directors may adjourn from time to time to reconvene at the same or some other place, and no notice need be given of any such adjourned meeting other than by announcement.

Section 4.        SPECIAL MEETINGS.

         Special meetings of the Board of Directors may be called by one-third (1/3) of the directors then in office (rounded up to the nearest whole number) or by the Chairman of the Board or the President and shall be held at such place, on such date, and at such time as they or he or she shall fix. Notice of the place, date, and time of each such special meeting shall be given to each director by whom it is not waived by mailing written notice not less than five
(5) days before the meeting or by telegraphing or telexing or by facsimile or electronic transmission of the same not less than twenty-four (24) hours before the meeting. Any director may waive notice of any meeting, either before or after such meeting, by signing a waiver of notice that is filed with the records of the meeting. Attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except where the director attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at nor the purpose of any meeting of the Board of Directors need be specified in the notice of such meeting. Any special meeting of the Board of Directors may adjourn from time to time to reconvene at the same or some other place, and no notice need be given of any such adjourned meeting other than by announcement.

Section 5.        QUORUM.

         At any meeting of the Board of Directors, a majority of the authorized number of directors then constituting the Board shall constitute a quorum for all purposes. If a quorum shall fail to attend any meeting, a majority of those present may adjourn the meeting to another place, date, or time, without further notice or waiver thereof.

Section 6.        PARTICIPATION IN MEETINGS BY CONFERENCE TELEPHONE.

         Members of the Board of Directors, or of any committee thereof, may participate in a meeting of such Board or committee by means of a conference telephone or similar communications equipment if all persons participating in the meeting can hear each other at the same time. Such participation shall constitute presence in person at such meeting.

Section 7.        CONDUCT OF BUSINESS.

         At any meeting of the Board of Directors, business shall be transacted in such order and manner as the Board may from time to time determine, and all matters shall be determined by the vote of a majority of the directors present, except as otherwise provided in these By-laws, the Corporation's Charter or required by law. Action may be taken by the Board of Directors without a meeting if a unanimous written consent which sets forth the action is signed by each member of the Board of Directors and filed with the minutes of proceedings of the Board of Directors.

Section 8.        POWERS.


         All powers of the Corporation may be exercised by or under the authority of the Board of Directors except as conferred on or reserved to the stockholders by law or by the Corporation's Charter or these By-laws. Consistent with the foregoing and subject to the limitations set forth in Section 10 of
Article II of these By-laws (while such section is in effect), the Board of Directors shall have, among other powers, the unqualified power:

                  (1) To declare dividends from time to time in accordance with law;

                  (2) To purchase or otherwise acquire any property, rights or privileges on such terms as it shall determine;

                  (3) To authorize the creation, making and issuance, in such form as it may determine, of written obligations of every kind, negotiable or non-negotiable, secured or unsecured, and to do all things necessary in connection therewith;

                  (4) To remove any officer of the Corporation with or without cause, and from time to time to devolve the powers and duties of any officer upon any other person for the time being;

                  (5) To confer upon any officer of the Corporation the power to appoint, remove and suspend subordinate officers, employees and agents;

                  (6) To adopt from time to time such stock, option, stock purchase, bonus or other compensation plans for directors, officers, employees and agents of the Corporation and its subsidiaries as it may determine;

                  (7) To adopt from time to time such insurance, retirement, and other benefit plans for directors, officers, employees and agents of the Corporation and its subsidiaries as it may determine; and

                  (8) To adopt from time to time regulations, not inconsistent with these By-laws, for the management of the Corporation's business and affairs.

Section 9.        COMPENSATION OF DIRECTORS.

         Directors, as such, may receive, pursuant to resolution of the Board of Directors, fixed fees and other compensation for their services as directors, including, without limitation, their services as members of committees of the Board of Directors.

Section 10.       PROVISIONS PERTAINING TO CONSOLIDATION.

         In accordance with the Amended and Restated Agreement and Plan of Merger, dated as of April 19, 2001 (the "Agreement"), by and among MidCity Financial Corporation ("MidCity"), MB Financial, Inc. (prior to its consolidation with MidCity, "Old MB") and MB-MidCity, Inc., the following provisions shall, from and after the Effective Time (as defined in the Agreement) and until amended, repealed or modified in accordance with subsection
(j) of this Section 10 or expired as provided in subsection (k) of this Section 10, govern directors, officers and committees to the exclusion of any provision in these By-laws to the contrary. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Agreement.

         (a) The Board of Directors of the Corporation shall, subject to subsection (d) of this Section 10, consist of 17 persons, eight of whom are named in a resolution of the board of directors of Old MB adopted prior to the Effective Time and nine of whom are named in a resolution of the board of directors of MidCity adopted prior to the Effective Time. The classes to which the members of the Board of Directors of the Corporation shall be assigned shall be as specified in the respective resolutions of the boards of directors of Old MB and MidCity adopted prior to the Effective Time consistent with the following table:

                                                                          DIRECTORS DESIGNATED BY:
                                                                            OLD MB      MIDCITY
                                                                          ----------  -----------
Class expiring at first annual meeting of stockholders:                         3            3
Class expiring at second annual meeting of stockholders:                        3            3
Class expiring at third annual meeting of stockholders:                         2            3

         (b) Any vacancy on the Board of Directors of the Corporation created by (x) the cessation of service of an MB Director shall be filled by a nominee selected by vote of a majority of the continuing MB Directors, which nominee shall be appointed as a director by the Board of Directors,subject to the fiduciary duties of its members, and (y) the cessation of service of a MidCity Director shall be filled by a nominee selected by vote of a majority of the continuing MidCity Directors, which nominee shall be appointed as a director by the Board of Directors, subject to the fiduciary duties of its members. If the Board of Directors determines that it cannot, consistent with the fiduciary duties of its members, appoint a particular nominee selected to fill a vacancy, another nominee will be selected according to the procedures set forth in the first sentence of this subsection (b). If the Board of Directors determines that it cannot, consistent with the fiduciary duties of its members, appoint such other nominee selected, then another nominee shall be selected according to the procedures set forth in the first sentence of this subsection (b) until the Board of Directors appoints a nominee so selected.

         (c) The Board of Directors of the Corporation shall, subject to the fiduciary duties of its members, nominate and recommend all incumbents for re-election as directors. If an incumbent declines to stand for re-election, or if the Board of Directors determines that it cannot, consistent with the fiduciary duties of its members, nominate and recommend an incumbent for re-election, or if an incumbent is otherwise unable to stand for re-election, a candidate will be chosen in place of such incumbent in the following manner: if such incumbent was an MB Director, the replacement candidate will be selected by vote of a majority of the continuing MB Directors; if such incumbent was a MidCity Director, the replacement candidate will be selected by vote of a majority of the continuing MidCity Directors. The Board of Directors shall, to the extent permitted by the fiduciary duties of its members, nominate and recommend such replacement candidate to the Corporation's stockholders. If the Board of Directors does not nominate such candidate, then the remaining MB Directors (if such candidate was an MB Director) or MidCity Directors (if such candidate was a MidCity Director), as the case may be, shall select another candidate by following the procedures of this subsection (c) for selecting replacement candidates until the Board of Directors nominates and recommends such a candidate to the stockholders. This subsection (c) shall not apply with respect to incumbents who became directors pursuant to subsection (d) of this
Section 10.

         (d) The number of directors of the Corporation may be changed upon the vote of (i) a majority of the MidCity Directors and a majority of the MB Directors and (ii) two-thirds of the Whole Board. Any vacancy created by an increase in the number of directors pursuant to this subsection (d) shall be filled by a nominee selected by a vote of two-thirds of the Whole Board. Should such nominee be unable or unwilling to serve or continue to serve, any vacancy created thereby shall be filled by a nominee selected by a vote of two-thirds of the Whole Board.

         (e) The Board of Directors of the Corporation shall have an Executive/Strategic Planning Committee and such other committees as the Board of Directors may establish in accordance with Section 2-411 of the MGCL, the Corporation's Charter and these By-laws. The Executive/Strategic Planning Committee, when the Board of Directors is not in session, shall have and may exercise all of the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it, except to the extent, if any, that such power and authority shall be limited by the resolution of the Board of Directors appointing the Executive/Strategic Planning Committee or in any subsequent resolution of the Board of Directors, and except for powers which by law may not be delegated to a committee of the Board of Directors.

         (f) The Executive/Strategic Planning Committee shall have eight members. The Chairman of the Executive/Strategic Planning Committee shall be an individual nominated by a majority vote of the MidCity Directors and elected by a majority vote of the members of the Executive/Strategic Planning Committee. The Chairman of each other committee shall be elected by a majority vote of the members of the committee. All committees, including the Executive/Strategic Planning Committee, shall be comprised of an equal number of MB and MidCity Directors, to be selected by the MB and MidCity Directors, respectively, unless waived in writing by a majority of the MB or MidCity Directors (whichever group would have reduced representation on such committee), and appointed by the Board of Directors, subject to the fiduciary duties of its members.

         (g) The Chairman of the Board of Directors of the Corporation shall be E.M. Bakwin, a MidCity Director designated to serve in the class of directors whose terms will expire at the third annual meeting of stockholders. Should such individual be unable or unwilling to serve or continue to serve, the Chairman of the Board of Directors of the Corporation shall be a director nominated by majority vote of the MidCity Directors, which individual shall be appointed by the Board of Directors, subject to the fiduciary duties of its members. If the Board of Directors determines that it cannot, consistent with the fiduciary duties of its members, appoint such nominee, then nominations will continue to be made by majority vote of the MidCity Directors until the Board of Directors appoints a nominee selected by the MidCity Directors. The President and Chief Executive Officer of the Corporation shall be Mitchell Feiger, an MB Director designated to serve in the class of directors whose terms will expire at the third annual meeting of stockholders. Should such individual be unable or unwilling to serve or continue to serve, the President and Chief Executive Officer of the Corporation shall be such individual as may be nominated by majority vote of the MB Directors, which individual shall be appointed by the Board of Directors, subject to the fiduciary duties of its members. If the Board of Directors determines that it cannot, consistent with the fiduciary duties of its members, appoint such nominee, then nominations will continue to be made by majority vote of the MB Directors until the Board of Directors appoints a nominee selected by the MB Directors.

         (h) A vote of two-thirds of the Whole Board shall be required to approve any of the following: (i) a sale of the Corporation or any of its subsidiaries or a sale, assignment, lease, conveyance, transfer or other disposal of all or substantially all of the assets of the Corporation or any of its subsidiaries; (ii) the acquisition of another company or the merger or consolidation of the Corporation with another company; (iii) the removal of the Chief Executive Officer of the Corporation for any reason other than for willful misconduct, breach of a fiduciary duty involving personal profit, intentional failure to perform stated duties, willful violation of any law, rule, or regulation (other than traffic violations or similar offenses) or final cease-and-desist order, or material breach of any provision of his employment agreement; (iv) allowing the Corporation, on a consolidated basis, to exceed an 80% loan to deposit ratio (excluding lease loans where the related lessee has outstanding securities rated investment grade by Moody's Investors Service, Inc. (or any successor to the rating agency business thereof) and/or Standard & Poor's Rating Services (or any successor to the rating agency business thereof) or, in the event the related lessee has not received any such rating, where the related lessee would be viewed under the underwriting policies of the Corporation and its subsidiaries as an investment grade company); (v) allowing the Corporation, on a consolidated basis, to exceed a 90% loan to deposit ratio (including all lease loans);
(vi) maintaining an annual dividend payout ratio of less than 25% of net income (as defined under generally accepted accounting principles); or (vii) allowing the Corporation or any of its depository institution subsidiaries to maintain a Leverage Ratio of less than 7.0%, Tier 1 Capital Ratio of less than 8.0% or Total Capital Ratio of less than 11.0%, within the meaning of such terms under the applicable regulations of the federal banking agencies. In calculating the dividend payout ratio, extraordinary or non-recurring gains, including but not limited to any gain resulting from the sale of a subsidiary of the Corporation, shall not be included.

         (i) By majority vote, the MB Directors shall be entitled to nominate one MB Director to serve as a Vice Chairman of the Board of Directors, which individual shall be appointed by the Board of Directors, subject to the fiduciary duties of its members. If the Board of Directors determines that it cannot, consistent with the fiduciary duties of its members, appoint such nominee, then nominations will continue to be made by majority vote of the MB Directors until the Board of Directors appoints a nominee selected by the MB Directors. By majority vote, the MidCity Directors shall be entitled to nominate one MidCity Director to serve as a Vice Chairman of the Board of Directors, which individual shall be appointed by the Board of Directors, subject to the fiduciary duties of its members. If the Board of Directors determines that it cannot, consistent with the fiduciary duties of its members, appoint such nominee, then nominations will continue to be made by majority vote of the MidCity Directors until the Board of Directors appoints a nominee selected by the MidCity Directors.

         (j) No amendment, repeal or other modification of any of the provisions of this Section 10 may be made without the vote of (i) a majority of the MidCity Directors and a majority of the MB Directors and (ii) two-thirds of the Whole Board.

         (k) All provisions of this Section 10 shall expire and no longer be effective on the first to occur of: (i) the third annual meeting of stockholders of the Corporation held after the Effective Time; or (ii) consummation of a business combination approved by two-thirds of the Whole Board resulting in the stockholders of the Corporation owning less than 51% of the resulting entity in such business combination.

Section 11.  MANDATORY RETIREMENT.

         No person 70 years of age or older shall be eligible for election, re-election, appointment or re-appointment to the Board of Directors. No director who has attained age 70 shall continue to serve as a director beyond the annual meeting of stockholders at which his term as a director expires. Notwithstanding the foregoing, the provisions of this paragraph shall not apply to persons serving as directors of the Corporation immediately following the Effective Time.

Section 12.  RESIGNATION.

         Any director may resign at any time by giving written notice of such resignation to the President or the Secretary at the principal office of the Corporation. Unless otherwise specified therein, such resignation shall take effect upon receipt thereof.

Section 13.  PRESUMPTION OF ASSENT.

         A director of the Corporation who is present at a meeting of the Board of Directors at which action on any corporate matter is taken shall be presumed to have assented to such action unless such director announces his dissent at the meeting and (a) such director's dissent is entered in the minutes of the meeting, (b) such director files his written dissent to such action with the secretary of the meeting before the adjournment thereof, or (c) such director forwards his written dissent, by certified mail, return receipt requested, bearing a postmark from the United States Postal Service, to the secretary of the meeting or the Secretary of the Corporation within 24 hours after the meeting is adjourned. Such right to dissent shall not apply to a director who voted in favor of such action or failed to make his dissent known at the meeting.

                                   ARTICLE III

                                   COMMITTEES

Section 1.        COMMITTEES OF THE BOARD OF DIRECTORS.

         Subject to Section 10 of Article II of these By-laws (while such section is in effect), the Board of Directors, by a vote of a majority of the Board of Directors, may appoint from among its members an Executive Committee and other committees composed of one or more directors and delegate to these committees any of the powers of the Board of Directors, except the power to authorize dividends on stock, issue stock other than as provided in the next sentence, recommend to the stockholders any action which requires stockholder approval, amend these By-laws, or approve any merger or share exchange which does not require stockholder approval. If the Board of Directors has given general authorization for the issuance of stock providing for or establishing a method or procedure for determining the maximum number of shares to be issued, a committee of the Board of Directors, in accordance with that general authorization or any stock option or other plan or program adopted by the Board of Directors, may authorize or fix the terms of stock subject to classification or reclassification and the terms on which any stock may be issued, including all terms and conditions required or permitted to be established or authorized by the Board of Directors under Sections 2-203 and 2-208 of the MGCL. Any committee so designated may exercise the power and authority of the Board of Directors if the resolution which designated the committee or a supplemental resolution of the Board of Directors shall so provide.

Section 2.        CONDUCT OF BUSINESS.

         Each committee may determine the procedural rules for meeting and conducting its business and shall act in accordance therewith, except as otherwise provided herein or required by law. Adequate provision shall be made for notice to members of all meetings; one-third (1/3) of the members shall constitute a quorum unless the committee shall consist of one (1) or two (2) members, in which event one (1) member shall constitute a quorum; and all matters shall be determined by a majority vote of the members present. Action may be taken by any committee without a meeting if a unanimous written consent which sets forth the action is signed by each member of the committee and filed with the minutes of the proceedings of such committee. The members of any committee may conduct any meeting thereof by conference telephone in accordance with the provisions of Section 6 of Article II.

Section 3.        NOMINATING COMMITTEE.

         The Board of Directors may appoint a Nominating Committee of the Board, consisting of at least three (3) members. While subsection (f) of Section 10 of
Article III of these Bylaws is in effect, the Nominating Committee shall consist of the members of the Executive/Strategic Planning Committee. The Nominating Committee shall have authority (a) to review any nominations for election to the Board of Directors made by a stockholder of the Corporation pursuant to Section 6(b) of Article I of these By-laws in order to determine compliance with such By-law and (b) subject to Section 10 of Article II of these By-laws (while such section is in effect), to recommend to the Whole Board nominees for election to the Board of Directors to replace those directors whose terms expire at the annual meeting of stockholders next ensuing.

                                   ARTICLE IV

                                    OFFICERS

Section 1.        GENERALLY.

                  (a) Except as otherwise provided in Section 10 of Article II of these By-laws (while such section is in effect), the Board of Directors as soon as may be practicable after the annual meeting of stockholders shall choose a Chairman of the Board, a President, one or more Vice Presidents, a Secretary, a Chief Financial Officer and a Treasurer and from time to time may choose such other officers as it may deem proper. Except as otherwise provided in Section 10 of Article II of these By-laws (while such section is in effect), the Chairman of the Board shall be chosen from among the directors. Any number of offices may be held by the same person, except that no person may concurrently serve as both President and Vice President of the Corporation.

                  (b) Except as otherwise provided in Section 10 of Article II of these By-laws (while such section is in effect), the term of office of all officers shall be until the next annual election of officers and until their respective successors are chosen, but, except as provided in Section 10 of
Article II of these By-laws (while such section is in effect), any officer may be removed from office at any time by the affirmative vote of a majority of the authorized number of directors then constituting the Board of Directors.

                  (c) All officers chosen by the Board of Directors shall each have such powers and duties as generally pertain to their respective offices, subject to the specific provisions of this Article IV. Such officers shall also have such powers and duties as from time to time may be conferred by the Board of Directors or by any committee thereof.

Section 2.        CHAIRMAN OF THE BOARD OF DIRECTORS.

         The Chairman of the Board of Directors of the Corporation shall preside at all meetings of the Board of Directors and stockholders of the Corporation. While subsection (i) of Section 10 of Article II of these Bylaws is in effect, in the Chairman's absence, the Vice Chairman of the Board of Directors nominated by the MidCity Directors (the "MidCity Vice Chairman") shall preside; in the absence of the MidCity Vice Chairman, the Vice Chairman of the Board of Directors nominated by the MB Directors (the "MB Vice Chairman") shall preside; in the absence of the MB Vice Chairman, the President shall preside. After subsection (i) of Section 10 of Article II of the Bylaws is no longer in effect, in the Chairman's absence, the President shall preside.

Section 3.        PRESIDENT.

         The President shall be the chief executive officer and, subject to the control of the Board of Directors, shall have general power over the management and oversight of the administration and operation of the Corporation's business and general supervisory power and authority over its policies and affairs. He shall see that all orders and resolutions of the Board of Directors and of any committee thereof are carried into effect. He may sign account books, deeds, mortgages, bonds, contracts or other instruments which the Board of Directors has authorized to be executed, except where otherwise provided by other resolutions of the Board of Directors or by these By-laws or the Charter of the Corporation.

Section 4.        VICE PRESIDENT.

         The Vice President or Vice Presidents shall perform the duties of the President in his absence or during his disability to act. In addition, the Vice Presidents shall perform the duties and exercise the powers usually incident to their respective offices and/or such other duties and powers as may be properly assigned to them from time to time by the Board of Directors, the Chairman of the Board or the President.

Section 5.        SECRETARY.

         The Secretary or an Assistant Secretary shall issue notices of meetings, shall keep their minutes, shall have charge of the seal and the corporate books, shall perform such other duties and exercise such other powers as are usually incident to such offices and/or such other duties and powers as are properly assigned thereto by the Board of Directors, the Chairman of the Board or the President.

Section 6.        CHIEF FINANCIAL OFFICER.

         The Chief Financial Officer shall have the responsibilities and duties as set forth by the Board of Directors or the President.

Section 7.        TREASURER.

         The Treasurer shall have charge of all monies and securities of the Corporation, other than monies and securities of any division of the Corporation which has a treasurer or financial officer appointed by the Board of Directors, and shall keep regular books of account. The funds of the Corporation shall be deposited in the name of the Corporation by the Treasurer with such banks or trust companies as the Board of Directors from time to time shall designate. He or she shall sign or countersign such instruments as require his or her signature, shall perform all such duties and have all such powers as are usually incident to such office and/or such other duties and powers as are properly assigned to him or her by the Board of Directors, the Chairman of the Board or the President, and may be required to give bond for the faithful performance of his or her duties in such sum and with such surety as may be required by the Board of Directors.

Section 8.        ASSISTANT SECRETARIES AND OTHER OFFICERS.

         The Board of Directors may appoint one or more assistant secretaries and one or more assistants to the Treasurer, or one appointee to both such positions, which officers shall have such powers and shall perform such duties as are provided in these By-laws or as may be assigned to them by the Board of Directors, the Chairman of the Board or the President. Each meeting of the stockholders and of the Board of Directors shall be presided over by such officer as has been designated by the Board of Directors or, in his absence, by such officer or other person as is chosen at the meeting. The Secretary or, in his or her absence, the General Counsel of the Corporation or such officer as has been designated by the Board of Directors or, in his or her absence, such officer or other person as is chosen by the person presiding, shall act as secretary of each such meeting.

Section 9.     ACTION WITH RESPECT TO SECURITIES OF OTHER CORPORATIONS

         Stock of other corporations or associations, registered in the name of the Corporation, may be voted by the President, a Vice-President, or a proxy appointed by either of them. The Board of Directors, however, may by resolution appoint some other person to vote such shares, in which case such person shall be entitled to vote such shares upon the production of a certified copy of such resolution.

                                    ARTICLE V

                                      STOCK

Section 1.        CERTIFICATES OF STOCK.

         The Board of Directors may determine to issue certificated or uncertificated shares of capital stock and other securities of the Corporation. For certificated stock, each stockholder is entitled to certificates which represent and certify the shares of stock he or she holds in the Corporation. Each stock certificate shall include on its face the name of the Corporation, the name of the stockholder or other person to whom it is issued, and the class of stock and number of shares it represents. It shall also include on its face or back (a) a statement of any restrictions on transferability and a statement of the designations and any preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications, and terms and conditions of redemption of the stock of each class which the Corporation is authorized to issue, of the differences in the relative rights and preferences between the shares of each series of a preferred or special class in series which the Corporation is authorized to issue, to the extent they have been set, and of the authority of the Board of Directors to set the relative rights and preferences of subsequent series of a preferred or special class of stock or (b) a statement which provides in substance that the Corporation will furnish a full statement of such information to any stockholder on request and without charge. Such request may be made to the Secretary or to the Corporation's transfer agent. Upon the issuance of uncertificated shares of capital stock, the Corporation shall send the stockholder a written statement of the same information required above on stock certificates. Each stock certificate shall be in such form, not inconsistent with law or with the Corporation's Charter, as shall be approved by the Board of Directors or any officer or officers designated for such purpose by resolution of the Board of Directors. Each stock certificate shall be signed by the Chairman of the Board, the President, or a Vice-President, and countersigned by the Secretary, an Assistant Secretary, the Treasurer, or an Assistant Treasurer. Each certificate may be sealed with the actual corporate seal or a facsimile of it or in any other form and the signatures may be either manual or facsimile signatures. A certificate is valid and may be issued whether or not an officer who signed it is still an officer when it is issued. A certificate may not be issued until the stock represented by it is fully paid.

Section 2.        TRANSFERS OF STOCK.

         Upon surrender to the Corporation or the transfer agent of the Corporation of a stock certificate duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, the Corporation shall issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books.

         The Corporation shall be entitled to treat the holder of record of any share of stock as the holder in fact thereof and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such share or on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of the State of Maryland.

         Notwithstanding the foregoing, transfers of shares of any class of stock will be subject in all respects to the Charter of the Corporation and all of the terms and conditions contained therein.

Section 3.        RECORD DATES OR CLOSING OF TRANSFER BOOKS.

         The Board of Directors may, and shall have the sole power to, set a record date or direct that the stock transfer books be closed for a stated period for the purpose of making any proper determination with respect to stockholders, including which stockholders are entitled to notice of a meeting, vote at a meeting, receive a dividend, or be allotted other rights. The record date may not be prior to the close of business on the day the record date is fixed nor, subject to Section 3 of Article I, more than 90 days before the date on which the action requiring the determination will be taken; the transfer books may not be closed for a period longer than 20 days; and, in the case of a meeting of stockholders, the record date or the closing of the transfer books shall be at least ten days before the date of the meeting. Any shares of the Corporation's own stock acquired by the Corporation between the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders and the time of the meeting may be voted at the meeting by the holder of record as of the record date and shall be counted in determining the total number of outstanding shares entitled to be voted at the meeting.

Section 4.        LOST, STOLEN OR DESTROYED CERTIFICATES.

         The Board of Directors of the Corporation may determine the conditions for issuing a new stock certificate in place of one which is alleged to have been lost, stolen, or destroyed, or the Board of Directors may delegate such power to any officer or officers of the Corporation. In their discretion, the Board of Directors or such officer or officers may require the owner of the certificate to give a bond, with sufficient surety, to indemnify the Corporation against any loss or claim arising as a result of the issuance of a new certificate. In their discretion, the Board of Directors or such officer or officers may refuse to issue such new certificate save upon the order of some court having jurisdiction in the premises.

Section 5.        STOCK LEDGER.

         The Corporation shall maintain a stock ledger which contains the name and address of each stockholder and the number of shares of stock of each class which the stockholder holds. The stock ledger may be in written form or in any other form which can be converted within a reasonable time into written form for visual inspection. The original or a duplicate of the stock ledger shall be kept at the offices of a transfer agent for the particular class of stock or, if none, at the principal executive office of the Corporation.

Section 6.        REGULATIONS.

         The issue, transfer, conversion and registration of certificates of stock shall be governed by such other regulations as the Board of Directors may establish.

                                   ARTICLE VI

                                  MISCELLANEOUS

Section 1.        FACSIMILE SIGNATURES.

         In addition to the provisions for use of facsimile signatures elsewhere specifically authorized in these By-laws, facsimile signatures of any officer or officers of the Corporation may be used whenever and as authorized by the Board of Directors or a committee thereof.

Section 2.        CORPORATE SEAL.

         The Board of Directors may provide a suitable seal, bearing the name of the Corporation, which shall be in the charge of the Secretary. The Board of Directors may authorize one or more duplicate seals and provide for the custody thereof. If the Corporation is required to place its corporate seal to a document, it is sufficient to meet the requirement of any law, rule, or regulation relating to a corporate seal to place the word "(seal)" adjacent to the signature of the person authorized to sign the document on behalf of the Corporation.

Section 3.        ANNUAL STATEMENT OF AFFAIRS.

         The President or chief accounting officer shall prepare annually a full and correct statement of the affairs of the Corporation, to include a balance sheet and a financial statement of operations for the preceding fiscal year. The statement of affairs shall be submitted at the annual meeting of the stockholders and, within 20 days after the meeting, placed on file at the Corporation's principal office.

Section 4.        BOOKS AND RECORDS.

         The Corporation shall keep correct and complete books and records of its accounts and transactions and minutes of the proceedings of its stockholders and Board of Directors and of any committee when exercising any of the powers of the Board of Directors. The books and records of the Corporation may be in written form or in any other form which can be converted within a reasonable time into written form for visual inspection. Minutes shall be recorded in written form but may be maintained in the form of a reproduction. The original or a certified copy of these By-laws shall be kept at the principal office of the Corporation.

Section 5.        RELIANCE UPON BOOKS, REPORTS AND RECORDS.

         Each director, each member of any committee designated by the Board of Directors, and each officer and agent of the Corporation shall, in the performance of his or her duties, in addition to any protections conferred upon him or her by law, be fully protected in relying in good faith upon the books of account or other records of the Corporation and upon such information, opinions, reports or statements presented to the Corporation by any of its officers or employees, or committees of the Board of Directors so designated, or by any other person as to matters which such director, committee member, officer or agent reasonably believes are within such other person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Corporation.

Section 6.        FISCAL YEAR.

         The fiscal year of the Corporation shall be the 12 calendar month period ending December 31 in each year, unless otherwise provided by the Board of Directors.

Section 7.        TIME PERIODS.

         In applying any provision of these By-laws which requires that an act be done or not be done a specified number of days prior to an event or that an act be done during a period of a specified number of days prior to an event, calendar days shall be used, the day of the doing of the act shall be excluded and the day of the event shall be included.

Section 8.        CHECKS, DRAFTS, ETC.

         All checks, drafts and orders for the payment of money, notes and other evidences of indebtedness, issued in the name of the Corporation, shall, unless otherwise provided by resolution of the Board of Directors, be signed by the Chairman of the Board, the President, a Vice-President, an Assistant Vice-President, the Treasurer, an Assistant Treasurer, the Secretary or an Assistant Secretary.

Section 9.        MAIL.

         Any notice or other document which is required by these By-laws to be mailed shall be deposited in the United States mails, postage prepaid.

Section 10.       CONTRACTS AND AGREEMENTS.

         To the extent permitted by applicable law, and except as otherwise prescribed by the Charter or these By-Laws, the Board of Directors may authorize any officer, employee or agent of the Corporation to enter into any contract or execute and deliver any instrument in the name of and on behalf of the Corporation. Such authority may be general or confined to specific instances. A person who holds more than one office in the Corporation may not act in more than one capacity to execute, acknowledge, or verify an instrument required by law to be executed, acknowledged, or verified by more than one officer.

                                  ARTICLE VIII

                                   AMENDMENTS

         These By-laws may be adopted, amended or repealed as provided in the Charter of the Corporation, except that the provisions of Section 10 of Article II of these By-laws may be amended or repealed only as provided in subsection
(j) of such Section 10.

                                     PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 2-405.2 of the Maryland General Corporation Law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for monetary damages except: (1) to the extent it is proven that the director or officer actually received an improper benefit or profit, for the amount of the improper benefit or profit; or (2) to the extent a final judgment or adjudication against the director or officer is based on a determination that the director's or officer's act or failure to act was the result of active and deliberate dishonesty and was material to the cause of action against the director or officer. The Registrant's charter contains such a provision, thereby limiting the liability of its directors and officers to the maximum extent permitted by Maryland law.

     Section 2-418 of the Maryland General Corporation Law permits a Maryland corporation to indemnify a director or officer who is made a party to any proceeding by reason of service in that capacity against judgments, penalties, fines, settlements and reasonable expenses actually incurred unless it is proven that: (1) the act or omission of the director or officer was material to the matter giving rise to the proceeding and was committed in bad faith or with active and deliberate dishonesty; (2) the director or officer actually received an improper personal benefit; or (3) in the case of a criminal proceeding, the director or officer had reason to believe that his conduct was unlawful. The Maryland General Corporation Law provides that where a director or officer is a defendant in a proceeding by or in the right of the corporation, the director or officer may not be indemnified if he or she is found liable to the corporation. The Maryland General Corporation Law also provides that a director or officer may not be indemnified in respect of any proceeding alleging improper personal benefit in which he or she was found liable on the grounds that personal benefit was improperly received. A director or officer found liable in a proceeding by or in the right of the corporation or in a proceeding alleging improper personal benefit may petition a court to nevertheless order indemnification if the court determines that the director or officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances.

     Section 2-418 of the Maryland General Corporation Law provides that unless limited by the charter of a Maryland corporation, a director or officer who is successful on the merits or otherwise in defense of any proceeding must be indemnified against reasonable expenses. Section 2-418 also provides that a Maryland corporation may advance reasonable expenses to a director or officer upon the corporation's receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by the director or officer or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

     The Registrant's charter provides for indemnification of directors and officers to the maximum extent permitted by the Maryland General Corporation Law.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a)  EXHIBITS. See Exhibit Index
     (b)  FINANCIAL STATEMENT SCHEDULES. Not applicable.
     (c)  REPORTS, OPINIONS OR APPRAISALS.
          (i) Opinion of Sandler, O'Neill & Partners, L.P. (included as Appendix B to the joint proxy statement-prospectus contained in this Registration Statement).
          (ii) Opinion of Hovde Financial LLC (included as Appendix C to the joint proxy statement-prospectus contained in this Registration Statement).
          (iii) Opinion of Alex Sheshunoff & Co. LLP (included as Appendix D to the joint proxy statement-prospectus contained in this Registration Statement).

ITEM 22. UNDERTAKINGS.

     (1) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

     (2) The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

     (3) The undersigned Registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (2) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (5) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (6) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. One to Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on August 31, 2001.

                                   MB-MIDCITY, INC.

                                   By:  /s/ Mitchell Feiger
                                        ----------------------------------------
                                        Mitchell Feiger
                                        President and Chief Executive Officer
                                        (DULY AUTHORIZED REPRESENTATIVE)




     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

/s/ Mitchell Feiger                                                   *
------------------------------------------------------      ----------------------------------
Mitchell Feiger, Director, President and Chief              E.M. Bakwin, Director
Executive Officer (PRINCIPAL EXECUTIVE OFFICER)

Date: August 31, 2001                                       Date: August 31, 2001


           *                                                           *
------------------------------------------------------      ----------------------------------
Burton J. Field, Director                                   Kenneth A. Skopec, Director

Date: August 31, 2001                                       Date: July 3, 2001


           *                                                /s/ Mitchell Feiger
------------------------------------------------------      ----------------------------------
Jill E. York, Vice President, Chief Financial Officer       Mitchell Feiger, Attorney-In-Fact
and Treasurer (PRINCIPAL FINANCIAL AND ACCOUNTING OFFICER)

Date: August 31, 2001                                       Date: August 31, 2001

                                INDEX TO EXHIBITS


   EXHIBIT
   NUMBER                               DESCRIPTION
   ------                               -----------
     2.1       Amended and Restated Agreement and Plan of Merger, dated as of
               April 19, 2001, by and among MidCity Financial Corporation, MB
               Financial Inc. and MB-MidCity Inc., included as Appendix A to the accompanying joint proxy statement-prospectus

     3.1       Form of Articles of Amendment and Restatement of Registrant's
               Charter, included as Appendix F to the accompanying joint proxy statement-prospectus

     3.2       Form of Registrant's Amended and Restated Bylaws, included as
               Appendix G to the accompanying joint proxy statement-prospectus

     4.1       Form of Certificate of Registrant's Common Stock.

     5         Opinion of Silver, Freedman & Taff, L.L.P. [See revisions]

     8.1       Tax Opinion of Silver, Freedman & Taff, L.L.P.

     8.2       Tax Opinion of Winston & Strawn.

    10.1       Employment Agreement between MB Financial, Inc. and Robert S.
               Engelman, Jr. (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form S-4 of MB Financial, Inc. (then known as Avondale Financial Corp.) (No. 333-70017))

    10.2       Form of Employment Agreement between MB Financial, Inc. and
               Mitchell Feiger (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-4 of MB Financial, Inc. (then known as Avondale Financial Corp.) (No. 333-70017))

    10.3       Form of Employment Agreement between MB Financial, Inc. and
               Burton J. Field (incorporated by reference to Exhibit 10.5 to MB
               Financial's Annual Report on Form 10-K for the year ended
               December 31, 1999 (File No. 0-24566))

    10.4       Form of Change of Control Severance Agreement between
               Manufacturers Bank and Thomas Panos, Jill York and others
               (incorporated by reference to pages A-24 to A-27 of MB
               Financial's Definitive Proxy Statement for its 1999 Annual
               Meeting of Stockholders (File No. 0-24566))

    10.5       Avondale Financial Corp. 1995 Stock Option and Incentive Plan
               (incorporated by reference to Exhibit 4.3 to the Registration
               Statement on Form S-8 of MB Financial, Inc. (then known as
               Avondale Financial Corp.) (No. 33-98860))

    10.6       Coal City Corporation 1995 Stock Option Plan*

    10.7       1997 MB Financial Inc. Omnibus Incentive Plan*

    10.8(a)    MB Financial Manufacturers Bank Stock Deferred Compensation Plan

    10.8(b)    MB Financial Manufacturers Bank Non-Stock Deferred
               Compensation Plan

    10.9       Avondale Federal Savings Bank Supplemental Executive Retirement
               Plan Agreement (incorporated by reference to Exhibit 10.2 to MB
               Financial's (then known as Avondale Financial Corp.) Annual
               Report on Form 10-K for the year ended December 31, 1996 (File
               No. 0-24566))


   EXHIBIT
   NUMBER                               DESCRIPTION
   ------                               -----------
    10.10      Form of Charge in Control Severance Agreement between MidCity
               Financial Corporation and E.M. Bakwin, Kenneth A. Skopec, Ronald
               D. Santo and William McCarty, III*

    10.11      MidCity Financial Corporation Retention Bonus Plan*

    23.1       Consent of Silver, Freedman & Taff, L.L.P. (Included in Exhibits
               5 and 8.1)

    23.2       Consent of Winston & Strawn (included in Exhibit 8.2)

    23.3       Consent of McGladrey & Pullen, LLP

    23.4       Consent of KPMG LLP

    23.5       Consent of Sandler, O'Neill & Partners, L.P.

    23.6       Consent of Hovde Financial LLC

    23.7       Consent of Alex Sheshunoff & Co., LLP

    99.1       Form of proxy card of MB Financial, Inc.*

    99.2       Form of proxy card of MidCity Financial Corporation*

    99.3       Reserved.

    99.4       Consent of James N. Hallene*

    99.5       Consent of Thomas H. Harvey*

    99.6       Consent of Patrick Henry*

    99.7       Consent of Leslie S. Hindman*

    99.8       Consent of Ronald D. Santo*

    99.9       Consent of Eugene Sawyer*

    99.10      Reserved.

    99.11      Consent of David Husman*

    99.12      Consent of Clarence Mann*

    99.13      Consent of Robert S. Engelman, Jr.*


   EXHIBIT
   NUMBER                               DESCRIPTION
   ------                               -----------
    99.14      Consent of Alfred Feiger*

    99.15      Consent of Lawrence E. Gilford*

    99.16      Consent of Richard I. Gilford*

    99.17      Consent of Richard J. Holmstrom*


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* Filed previously.